**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

**Commission File Number 001-37482**

# The Kraft Heinz Company

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **46-2078182** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **One PPG Place, Pittsburgh, Pennsylvania** | **15222** |
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(412) 456-5700**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of exchange on which registered |
|---|---|---|
| Common stock, $0.01 par value | KHC | The Nasdaq Stock Market LLC |
| Floating Rate Senior Notes due 2025 | KHC25 | The Nasdaq Stock Market LLC |
| 3.500% Senior Notes due 2029 | KHC29 | The Nasdaq Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act:**
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | | |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock as of the last business day of the registrant's most recently completed second quarter, was approximately $28.5 billion. As of February 8, 2025, there were 1,194,989,953 shares of the registrant's common stock outstanding.

**Documents Incorporated by Reference**

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its annual meeting of stockholders expected to be held on May 8, 2025 are incorporated by reference into Part III hereof.

# Table of Contents

Unless the context otherwise requires, the terms "we," "us," "our," "Kraft Heinz," and the "Company" each refer to The Kraft Heinz Company and all of its consolidated subsidiaries.

**Forward-Looking Statements**

This Annual Report on Form 10-K contains a number of forward-looking statements. Words such as "anticipate," "reflect," "invest," "see," "make," "expect," "give," "deliver," "drive," "believe," "improve," "assess," "reassess," "remain," "evaluate," "grow," "will," "plan," "intend," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our plans, impacts of accounting standards and guidance, growth, legal matters, taxes, costs and cost savings, impairments, and dividends. These forward-looking statements reflect management's current expectations and are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.

Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, operating in a highly competitive industry; our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation; changes in the retail landscape or the loss of key retail customers; changes in our relationships with significant customers or suppliers, or in other business relationships; our ability to maintain, extend, and expand our reputation and brand image; our ability to leverage our brand value to compete against private label products; our ability to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories; product recalls or other product liability claims; climate change and legal or regulatory responses; our ability to identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments; our ability to successfully execute our strategic initiatives; the impacts of our international operations; our ability to protect intellectual property rights; our ability to realize the anticipated benefits from prior or future streamlining actions to reduce fixed costs, simplify or improve processes, and improve our competitiveness; the influence of our largest stockholder; our level of indebtedness, as well as our ability to comply with covenants under our debt instruments; additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets; foreign exchange rate fluctuations; volatility in commodity, energy, and other input costs; volatility in the market value of all or a portion of the commodity derivatives we use; compliance with laws and regulations and related legal claims or regulatory enforcement actions; failure to maintain an effective system of internal controls; a downgrade in our credit rating; the impact of sales of our common stock in the public market; the impact of our share repurchases or any change in our share repurchase activity; our ability to continue to pay a regular dividend and the amounts of any such dividends; disruptions in the global economy caused by geopolitical conflicts, unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors, or regulators operate; economic and political conditions in the United States and various other nations where we do business (including inflationary pressures, instability in financial institutions, general economic slowdown, recession, or a potential U.S. federal government shutdown); changes in our management team or other key personnel and our ability to hire or retain key personnel or a highly skilled and diverse global workforce; our dependence on information technology and systems, including service interruptions, misappropriation of data, or breaches of security; increased pension, labor, and people-related expenses; changes in tax laws and interpretations and the final determination of tax audits, including transfer pricing matters, and any related litigation; volatility of capital markets and other macroeconomic factors; and other factors. For additional information on these and other factors that could affect our forward-looking statements, see Item 1A, *Risk Factors*. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statement in this report, except as required by applicable law or regulation.

**PART I**

**Item 1.  Business.**

**General**

We are driving transformation at The Kraft Heinz Company (Nasdaq: KHC), inspired by our Purpose, *Let's Make Life Delicious*. Consumers are at the center of everything we do. With 2024 net sales of approximately $26 billion, we are committed to growing our iconic and emerging food and beverage brands on a global scale. We leverage our scale and agility to unleash the full power of Kraft Heinz across a portfolio of eight consumer-driven product platforms. As global citizens, we're dedicated to making a sustainable, ethical impact while helping to feed the world in healthy, responsible ways.

On July 2, 2015, through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company, and H. J. Heinz Company changed its name to Kraft Heinz Foods Company ("KHFC").

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2024 fiscal year was a 52-week period that ended on December 28, 2024, our 2023 fiscal year was a 52-week period that ended on December 30, 2023, and our 2022 fiscal year was a 53-week period that ended on December 31, 2022.

*Reportable Segments:* In the first quarter of 2024, we divided our International segment into three operating segments — Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM") — to enable enhanced focus on the different strategies required for each of these regions as part of our long-term strategic plan.

Subsequently, we manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

See Note 20, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our geographic financial information by segment.

**Resources**

***Trademarks and Intellectual Property:***
Our trademarks are material to our business and are among our most valuable assets. Depending on the country, trademarks generally remain valid for as long as they are in use or their registration status is maintained. Significant trademarks by segment based on net sales in 2024 were:

|  | **Majority Owned and Licensed Trademarks** |
|---|---|
| North America | *Kraft, Oscar Mayer, Heinz, Philadelphia, Lunchables, Velveeta, Ore-Ida, Capri Sun\*, Maxwell House, Kool-Aid, Jell-O* |
| International Developed Markets | *Heinz, Golden Circle, Wattie's, Plasmon* |
| Emerging Markets[(a)] | *Heinz, ABC, Master, Quero, Kraft, Pudliszki* |

(a)   Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

\*Used under license.

We sell certain products under brands we license from third parties. In 2024, brands used under licenses from third parties included *Capri Sun* packaged drink pouches for sale in our North America segment. We also grant certain licenses to third parties to use our intellectual property rights in select jurisdictions. In our agreements with an affiliate of Groupe Lactalis ("Lactalis"), we granted the other party various licenses to use certain of our and their respective intellectual property rights in perpetuity, including perpetual licenses for the *Kraft* and *Velveeta* brands for certain cheese products.

We also own numerous patents worldwide. We consider our portfolio of patents, patent applications, patent licenses under patents owned by third parties, proprietary trade secrets, technology, know-how processes, and related intellectual property rights to be material to our operations. Patents, issued or applied for, cover inventions ranging from packaging techniques to processes relating to specific products and to the products themselves. While our patent portfolio is material to our business, the loss of one patent or a group of related patents would not have a material adverse effect on our business.

Our issued patents extend for varying periods according to the date of the patent application filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage as determined by the patent office or courts in the country, and the availability of legal remedies in the country.

*Raw Materials and Packaging:*

We manufacture (and contract for the manufacture of) our products from a wide variety of raw materials. We purchase and use large quantities of commodities, including dairy products, meat products, tomato products, sugar and other sweeteners, soybean and vegetable oils, coffee beans, wheat and processed grains, eggs, and other fruits and vegetables to manufacture our products. In addition, we purchase and use significant quantities of plastics, cardboard, resin, glass, and metal to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. For commodities that we use across many of our product categories we coordinate sourcing requirements and centralize procurement to leverage our scale. In addition, some of our product lines and brands separately source raw materials that are specific to their operations. We source these commodities from a variety of providers, ranging from large, international producers to smaller, local, independent sellers. Where appropriate, we seek to establish preferred purchaser status and have developed strategic partnerships with many of our suppliers with the objective of achieving favorable pricing and dependable supply for many of our commodities. The prices of raw materials that we use in our products are affected by external factors, such as global competition for resources, currency fluctuations, severe weather or global climate change, pandemics, geopolitical conflicts, consumer, industrial, or investment demand, and changes in governmental regulation and trade, tariffs, alternative energy, and agricultural programs. In 2024, we experienced moderate inflation in our supply chain costs compared to the prior year period, which we expect to continue through 2025. While inflationary pressures within procurement, manufacturing, and logistics costs had a negative impact on our results of operations, we experienced increased stability of these costs as compared to the prior year period.

Our procurement teams monitor worldwide supply and cost trends so we can obtain ingredients and packaging needed for production at competitive prices. Although the prices of our principal raw materials can be expected to fluctuate, we believe there will be an adequate supply of the raw materials we use and that they are generally available from numerous sources. We use a range of hedging techniques in an effort to limit the impact of price fluctuations on many of our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. We actively monitor changes to commodity costs so that we can seek to mitigate the effect through pricing and other operational measures.

**Research and Development**

Our research and development efforts focus on achieving the following four objectives:

- product innovations, renovations, and new technologies to meet changing consumer needs, support our environmental and sustainability goals, and drive growth;
- world-class and uncompromising food safety, quality, and consistency;
- superior, consumer-preferred product and package performance; and
- continuous process, product, and supply chain optimization and productivity initiatives.

**Competition**

Our products are sold in highly competitive marketplaces, including e-commerce retailers, large-format retailers, and discounters. Our competitors include large national and international food and beverage companies and numerous local and regional companies. We compete with both branded and private label products sold by retailers, wholesalers, and cooperatives. We compete on the basis of product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences. Improving our market position or introducing new products requires substantial advertising, promotional, and research and development expenditures.

**Sales**

*Sales and Customers:*

Our products are sold through our own sales organizations and through independent brokers, agents, and distributors to chain, wholesale, cooperative, and independent grocery accounts; convenience, value, and club stores; pharmacies and drug stores; mass merchants; foodservice distributors; and institutions, including hotels, restaurants, bakeries, hospitals, health care facilities, and government agencies. Our products are also sold online through various e-commerce platforms and retailers.

We have key customers in different regions around the world. In 2024, the five largest customers in our North America segment accounted for approximately 46% of North America segment net sales, the five largest customers in our International Developed Markets segment accounted for approximately 28% of International Developed Markets net sales, and the five largest customers in Emerging Markets accounted for approximately 12% of Emerging Markets net sales. Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2024, 2023, and 2022. Both of our reportable segments have sales to Walmart Inc.

In the first quarter of 2024, we changed the way we manage our product portfolio to align with our future growth strategy. As of December 28, 2024, we manage our sales portfolio through eight consumer-driven product platforms. A platform is a lens created for the portfolio based on a grouping of consumer needs and includes the following for Kraft Heinz: Taste Elevation, Easy Ready Meals, Substantial Snacking, Desserts, Hydration, Cheese, Coffee and Meats.

Taste Elevation includes condiments, sauces, dressings, and spreads. Easy Ready Meals includes Kraft Mac & Cheese varieties, frozen potato products, and other frozen meals. Substantial Snacking includes Lunchables meal kits, frozen snacks, and pickles. Desserts includes dry packaged desserts, refrigerated ready to eat desserts, and other dessert toppings. Hydration includes ready to drink beverages, powdered beverages, and liquid concentrates. Cheese includes American sliced and recipe cheeses. Coffee includes mainstream coffee, coffee pods, and premium coffee. Meats includes cold cuts, bacon, and hot dogs.

The platforms are modular and configurable by reportable segment and market and help us to manage and organize our business effectively by providing insight into our various product categories and brands. Further, each platform is assigned a role within our business to help inform our resource allocation and investment decisions, which are made at the operating segment level. These roles include Accelerate, Protect, and Balance. The role of a platform may also vary by reportable segment and market.

*Net Sales by Platform:*

Net sales by platform as a percentage of consolidated net sales for the periods presented were:

|  | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| ACCELERATE |  |  |  |
| Taste Elevation | 44 % | 44 % | 41 % |
| Easy Ready Meals | 18 % | 18 % | 19 % |
| Substantial Snacking | 5 % | 5 % | 6 % |
| PROTECT |  |  |  |
| Desserts | 4 % | 4 % | 4 % |
| Hydration | 9 % | 9 % | 9 % |
| BALANCE |  |  |  |
| Cheese | 7 % | 7 % | 7 % |
| Coffee | 3 % | 3 % | 3 % |
| Meats | 8 % | 8 % | 9 % |
| Other | 2 % | 2 % | 2 % |

**Seasonality**

Although crops constituting certain of our raw food ingredients are harvested on a seasonal basis, the majority of our products are produced throughout the year.

Seasonal factors inherent in our business change the demand for products, including holidays, changes in seasons, or other annual events. While these factors influence our quarterly net sales, operating income/(loss), and cash flows at the product level, unless the timing of such events shift period-over-period (e.g., a shift in Easter timing), this seasonality does not typically have a significant effect on our consolidated results of operations or segment results.

**Government Regulation**

The manufacture and sale of consumer food and beverage products is highly regulated. Our business operations, including the production, transportation, storage, distribution, sale, display, advertising, marketing, labeling, quality, and safety of our products and their ingredients, and our occupational safety, health, and privacy practices, are subject to various laws and regulations. In the United States, our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, Department of Agriculture, Federal Trade Commission, Department of Labor, Department of Commerce, and Environmental Protection Agency, as well as various state and local agencies. We are also subject to numerous laws and regulations outside of the United States in markets where our products are manufactured, distributed, or sold, including laws and regulations governing food safety, health and safety, anti-corruption, and data privacy. In our business dealings, we are also required to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, the U.S. Trade Sanctions Reform and Export Enhancement Act, and various other anti-corruption regulations in the regions in which we operate. We rely on legal and operational compliance programs, as well as in-house and outside counsel, to guide our businesses in complying with applicable laws and regulations. In addition, regulatory regime changes may add cost and complexity to our compliance efforts.

*Environmental Regulation:*
Our activities throughout the world are highly regulated and subject to government oversight regarding environmental matters. Various laws concerning the handling, storage, and disposal of hazardous materials and the operation of facilities in environmentally sensitive locations may impact aspects of our operations.

In the United States, where a significant portion of our business operates, these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). CERCLA imposes joint and several liability on each potentially responsible party. We are involved in a number of active proceedings in the United States under CERCLA (and other state actions under similar legislation) related to certain closed, inactive, or divested operations for which we retain liability.

As of December 28, 2024, we had accrued an amount we deemed appropriate for environmental remediation. Based on information currently available, we believe that the ultimate resolution of existing environmental remediation actions and our general compliance with environmental laws and regulations will not have a material effect on our earnings or financial condition. However, it is difficult to predict with certainty the potential impact of future compliance efforts and environmental remedial actions and, thus, future costs associated with such matters may exceed current reserves.

**Human Capital Management**

We are driven by our Purpose– *Let's make life delicious*, our Company Dream—*To be the leader in elevating and creating food that makes you feel good,* and our Values and Leadership Principles. Those elements represent the foundation upon which our culture is built. They represent the expectations we have for ourselves and the environment we aspire to create for our Company. We recognize that our ownership-centric culture is vital to our overall success and a key competitive advantage.

Our people are at the heart of who we are at Kraft Heinz. We drive growth through high accountability, development and career opportunities, empowerment, and autonomy. We recognize and reward outstanding and differentiated performance at every level, creating a true spirit of ownership, ambition, and meritocracy. We strive to channel our employees' passion, curiosity, and attitude to make an impact on our future and our legacy by leading as learners, acting as owners, and being change agents. Our Board of Directors ("Board"), through the Human Capital and Compensation Committee, oversees our human resources strategy and key policies.

*Engagement:*
We are committed to attracting, developing, and retaining world-class talent and creating an engaging and inclusive culture that embodies our Purpose, Dream, Values, and Leadership Principles. As of December 28, 2024, Kraft Heinz had approximately 36,000 employees globally. Driven by our Value *We champion great people*, we support our employees' health, safety, and professional development and reward outstanding and differentiated performance at every level. Our rewards strategies (compensation, benefits, recognition, and wellbeing) aim to help our employees help themselves to LiveWell. LiveWell represents our total rewards offerings that are designed to attract and engage highly skilled and performance-oriented talent, meet individual and family needs, and inspire, celebrate, and engage our people and teams through enhanced interactions in moments that matter in an environment where employees feel productive, trusted, and empowered.

Guided by our Values, we conduct a global engagement survey annually to provide employees with an opportunity to share anonymous feedback with management across a variety of topic areas. The results and comments are reviewed by the Board, senior leadership, managers, and human resources to help determine where changes are needed to support our people and teams.

Our November 2024 survey showed that we hit an all-time high for employee engagement since the 2015 Merger and achieved our aspiration to rank in the top-quartile on the Inclusion Index, which measures employees feeling like their opinions count, belonging and inclusive leadership.

We believe our culture is the secret sauce that sets us apart and drives our success. It is the key ingredient that unites us as a Community of Owners, fosters a sense of belonging, and inspires us to lead the future of food. It is the foundation of our employee value proposition.

We grow our people to grow our business. Our Employee Value Proposition is built on three core pillars:
- We develop people for greatness, unlocking their full potential through continuous learning and growth opportunities.
- We nurture an ownership-centric culture, encouraging people to act with autonomy and treat our business as their own.
- We drive impact by challenging the status quo, celebrating differences, and sparking innovation in pursuit of leading the future of food.

Over the past decade, we have been on a journey to create a workplace that resembles the consumers that we serve and provide delicious innovations that better serve our people, business, and communities. We have made significant progress, learned a lot, and plan to build on our successes as we set the table for the future.

*Wellbeing and Safety:*
Our employees' health, safety, and wellbeing are a top priority. We establish and administer company-wide policies and processes to protect the health, safety, and security of our employees, subcontractors, and all those who visit our facilities, and to comply with applicable regulations. We review and monitor our performance closely to drive improvement. To help us evaluate how effective our safety efforts are in lowering incidents rates, we use a Total Recordable Incident Rate ("TRIR"). TRIR is a medical incident rate based on the U.S. Occupational Safety and Health Administration ("OSHA") record-keeping criteria (injuries per 200,000 hours). Our TRIR globally was 0.39 in 2024 and 0.53 in 2023.

Our global LiveWell program focuses on four wellbeing elements — physical, emotional, financial, and social health — and provides specific programs and resources to support our employees and their families within each of these areas.

*Learning and Development:*
Through Ownerversity, our Kraft Heinz learning ecosystem, we provide learning opportunities for each of our employees, designed to inspire and grow talent within Kraft Heinz while developing employees' skills and competencies to help them navigate their career journey. Our learning and development offerings are created to enable employees to live our Value *We dare to do better every day* and own their personal learning and development. We believe this empowers employees to execute with excellence in their current role, accelerate their learning curves, and grow a great career. Through Ownerversity, employees have access to custom Kraft Heinz training, learning and development materials, and external content libraries and articles.

*Rewards and Compensation:*
Our Total Rewards philosophy is to provide a meaningful and flexible spectrum of programs that equitably support our workforce and their families, and compliment Kraft Heinz' strategy and values. Total Rewards includes compensation elements of base pay and wages and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. Kraft Heinz is a great place for those who dare to win in a challenging, meritocratic, ambitious, and engaging environment. We believe in ownership and meritocracy, recognizing and rewarding our people on their achievements and impact as they grow their careers with us. We aim for global consistency while respecting local market practices and employee preferences. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to *Make Life Delicious* for employees and their families.

*Ethics and Transparency:*
The Kraft Heinz Ethics Helpline is available to our partners, suppliers, customers, and consumers to ask questions or report potential violations of various policies and ethical guidelines, including our Code of Conduct, Supplier Guiding Principles, and Global Human Rights Policy.

We report more detailed information regarding our programs and initiatives related to our people and human capital management in our Environmental Social Governance Report. Our 2024 report, which provides our progress through 2023, is available on our website at www.kraftheinzcompany.com/esg. The information on our website, including our ESG Report, is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the Securities and Exchange Commission ("SEC").

**Information about our Executive Officers**

The following are our executive officers as of February 8, 2025:

| Name and Title | Age | Business Experience in the Past Five Years |
|---|---|---|
| Carlos Abrams-Rivera, *Chief Executive Officer and Director* | 57 | Chief Executive Officer (since December 2023); President Kraft Heinz (August to December 2023); Executive Vice President and President, North America (December 2021 to August 2023); and U.S. Zone President (February 2020 to December 2021). Executive Vice President and President, Campbell Snacks (May 2019 to February 2020), and President, Campbell Snacks (March 2018 to May 2019) at Campbell Soup Company ("Campbell"), a food and beverage company. |
| Andre Maciel, *Executive Vice President and Global Chief Financial Officer* | 50 | Executive Vice President and Global Chief Financial Officer (since March 2022); Senior Vice President, U.S. Chief Financial Officer, and Head of Digital Transformation (September 2019 to March 2022); Managing Director, Continental Europe (January to August 2019); Chief Financial Officer, U.S. (2017 to January 2019); and Head of U.S. Commercial Finance (2015 to 2017). |
| Diana Frost, *Global Chief Growth Officer* | 42 | Global Chief Growth Officer (since December 2023); Chief Growth Officer, North America (August to December 2023); Head of North America Disruption and Canada Chief Marketing Officer (January to August 2022); and Chief Growth Officer, Canada (September 2020 to December 2021). Head of Portfolio Transformation, Mars Wrigley (January 2019 to September 2020) at Mars, Incorporated, a multinational confections company. |
| Marcos Eloi Lima, *Executive Vice President and Global Chief Procurement and Sustainability Officer* | 47 | Executive Vice President and Global Chief Procurement and Sustainability Officer (since December 2023); Executive Vice President and Global Chief Procurement Officer (December 2021 to December 2023); Chief Procurement Officer (October 2019 to December 2023); and Advisor in the area of procurement (July to October 2019). Vice President Procurement & Sustainability Middle Americas Zone (2016 to July 2019) at Anheuser-Busch InBev SA/NV ("AB InBev"), a multinational drink and brewing holdings company. |
| Pedro Navio, *Executive Vice President and President, North America* | 44 | Executive Vice President and President, North America (since December 2023); President – Taste, Meals, and Away From Home (March 2022 to December 2023); President, Latin America (November 2019 to February 2022); and President, Brazil (2017 to November 2019). |
| Cory Onell, *Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer* | 51 | Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer (since December 2023) and Chief Sales Officer, U.S. (August 2020 to December 2023). Senior Vice President and Head of U.S. Retail Sales (April to July 2020) at The J. M. Smucker Company, a food and beverage company. Senior Vice President, Sales (2017 to April 2020) at Campbell. |
| Flávio Barros Torres, *Executive Vice President and Global Chief Supply Chain Officer* | 55 | Executive Vice President and Global Chief Supply Chain Officer (since December 2021); and Head of Global Operations (January 2020 to December 2021). Global Operations Vice President (2017 to 2019) at AB InBev. |
| Melissa Werneck, *Executive Vice President and Global Chief People Officer* | 52 | Executive Vice President and Global Chief People Officer (since December 2021); Global Chief People Officer (2016 to December 2021); and Head of Global Human Resources, Performance and Information Technology (2015 to 2016). |
| Angel Willis *Executive Vice President, Global General Counsel and Corporate Affairs Officer* | 54 | Executive Vice President, Global General Counsel and Corporate Affairs Officer (since November 2024); and Vice President, General Counsel and Secretary (January 2019 to November 2024) at Sealed Air Corporation, a global provider of packaging solutions. |

**Available Information**

Our website address is www.kraftheinzcompany.com. We use our investor relations website, ir.kraftheinzcompany.com, as a routine channel for distribution of important, and often material, information about Kraft Heinz, including quarterly and annual earnings results and presentations, press releases and other announcements, webcasts, analyst presentations, investor days, sustainability initiatives, financial information, and corporate governance practices, as well as archives of past presentations and events. We encourage you to follow our investor relations website in addition to our filings with the SEC to receive timely information about the Company. The information on our website is not part of this Annual Report on Form 10-K and shall not be deemed to be incorporated by reference into this report or any other filings we make with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), are available free of charge on our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, the SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including Kraft Heinz, that are electronically filed with the SEC.

**Item 1A.  Risk Factors.**

Our business is subject to various risks and uncertainties. In addition to the risks described elsewhere in this Annual Report on Form 10-K, any of the risks and uncertainties described below could materially adversely affect our business, financial condition, and results of operations and should be considered when evaluating Kraft Heinz. Although the risks are organized and described separately, many of the risks are interrelated. Some of the factors, events, and contingencies discussed below may have occurred in the past, and the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, but are provided because future occurrences of such factors, events, or contingencies could have a material adverse effect. While we believe we have identified and discussed the material risks affecting our business below, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be material that may adversely affect our business, performance, or financial condition in the future.

**Industry Risks**

*We operate in a highly competitive industry.*

The food and beverage industry is highly competitive across all of our product offerings. Our principal competitors in these categories are manufacturers and retailers with their own branded and private label products. We compete based on product innovation, price, product quality, nutritional value, service, taste, convenience, brand recognition and loyalty, effectiveness of marketing and distribution, promotional activity, and the ability to identify and satisfy changing consumer preferences.

We may need to reduce our prices, or be restricted or delayed in our ability to increase prices, in response to competitive, customer, consumer, regulatory, or macroeconomic pressures, including pressures related to private label products that are generally sold at lower prices. These pressures have restricted, and may in the future continue to restrict, our ability to increase prices and maintain those price increases in response to commodity and other cost increases, including those related to inflationary pressures. Additionally, the pricing actions we take have, in some instances, negatively impacted, and could continue to negatively impact, our market share and require us to reduce, or further reduce, the prices of certain of our products. Furthermore, our competitors may attempt to gain market share by offering products at prices at or below those typically offered by our company, which may require us to increase spending on advertising and promotions and/or reduce prices. Failure to effectively assess, timely change, and properly set pricing, promotions, or trade incentives may negatively impact our ability to achieve our objectives.

In addition, in order to remain competitive, we rely on our ability to secure new retailers and maintain or add shelf space for our products. If we are unable to secure sufficient and attractive shelf space, adequate product visibility, and attractive pricing for our products with retailers, our products may be disadvantaged against our competitors. Even if we obtain preferred product visibility and shelf space, our new and existing products may fail to achieve the sales expectations set by retailers, which may cause these retailers to remove our products from their shelves.

Our products are sold in highly competitive marketplaces, including e-commerce retailers, large-format retailers, and discounters. Competition amongst retailers may create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. We may also need to increase or reallocate spending on marketing, retail trade incentives, advertising, and new product, platform, or channel innovation to maintain or increase market share. These expenditures are subject to risks, including uncertainties about trade and consumer acceptance of our efforts. If we are unable to compete effectively, our profitability, financial condition, and operating results may decline.

***Our success depends on our ability to correctly predict, identify, and interpret changes in consumer preferences and demand, to offer new products to meet those changes, and to respond to competitive innovation.***

Consumer preferences for food and beverage products change continually and rapidly. Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers. We must continue to offer products that appeal to consumers, including with respect to their health and wellness preferences and changing consumption patterns, such as those potentially associated with weight-loss drugs. If we do not offer products that appeal to consumers, our sales and market share will decrease, which could materially and adversely affect our product sales, financial condition, and operating results. Further, changing consumer preferences relating to the healthiness or desirability of ingredients, components, or substances present or allegedly present in our products or packaging could negatively impact our product sales, financial condition, and operating results if we are unsuccessful in our efforts to satisfy consumer preferences.

Moreover, weak economic conditions, recessions, inflation, severe or unusual weather events, pandemics, geopolitical conflicts, public boycotts, as well as other factors, could affect consumer preferences and demand, at times, causing a strain on our supply chain due, in part, to retailers, distributors, or carriers modifying their restocking, fulfillment, or shipping practices. Failure to adequately respond to these changes could adversely affect our product sales, financial condition, and operating results.

We must distinguish between short-term trends and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer an array of products that satisfies a broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or platforms, or if we do not rapidly develop products in faster-growing or more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and operating results.

Prolonged negative perceptions concerning the health, environmental, or social implications of certain food and beverage products, ingredients, or packaging materials could influence consumer preferences and acceptance of our products and marketing programs. Our ability to refine the ingredient and nutrition profiles of and packaging for our products as well as to maintain focus on ethical sourcing and supply chain management opportunities to address evolving consumer preferences are important to our growth. We strive to respond to consumer preferences and social expectations, but we may not be successful in our efforts. Continued negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition, and operating results.

In addition, our growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. There are inherent risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. We may be required to increase expenditures for new product development. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect, and maintain necessary intellectual property rights, and to avoid infringing upon the intellectual property rights of others. We must also be able to respond successfully to technological advances by our competitors (including artificial intelligence, machine learning, and augmented reality, which may become critical in interpreting consumer preferences in the future), and failure to do so could compromise our competitive position and impact our product sales, financial condition, and operating results.

***Changes in the retail landscape or the loss of key retail customers could adversely affect our financial performance.***

The retail landscape has experienced, and may continue to experience, the consolidation of ownership of retailers and the presence of buying groups resulting in increased purchasing power. Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may continue to consolidate, resulting in fewer but larger customers for our business across various channels. These larger customers may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, more favorable terms, increased promotional programs, or specifically tailored product offerings. In addition, larger retailers have scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own private label products. Retail consolidation and increasing retailer power could materially and adversely affect our product sales, financial condition, and operating results.

Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance may have a corresponding adverse effect on us, which could be material. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

In addition, technology-based systems, which give consumers the ability to shop through e-commerce websites and mobile commerce applications, are also significantly altering the retail landscape in many of our markets. If we are unable to adjust to developments in these changing landscapes, we may be disadvantaged in key channels and with certain consumers, which could materially and adversely affect our product sales, financial condition, and operating results.

***Changes in our relationships with significant customers or suppliers, or in other business relationships, could adversely impact us.***

We derive significant portions of our sales from certain significant customers (see *Sales and Customers* within Item 1, *Business*). Some or all of our significant customers may not continue to purchase our products in the same mix or quantities or on the same terms as in the past, particularly as increasingly powerful retailers may demand lower pricing and focus on developing their own brands. The loss of a significant customer or a material reduction in sales or a change in the mix of products we sell to a significant customer could materially and adversely affect our product sales, financial condition, and operating results.

Disputes with significant suppliers, including disputes related to pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our product sales, financial condition, and operating results. In addition, terminations of relationships with other significant contractual counterparties, including licensors, could adversely affect our portfolio, product sales, financial condition, and operating results.

In addition, the financial condition of such customers, suppliers, and other significant contractual counterparties are affected in large part by conditions and events that are beyond our control. Significant deterioration in the financial conditions of significant customers or suppliers, or in other business relationships, could materially and adversely affect our product sales, financial condition, and operating results.

***Maintaining, extending, and expanding our reputation and brand image are essential to our business success.***

We have many iconic brands with long-standing consumer recognition across the globe. Our success depends on our ability to maintain brand image for our existing products, extend our brands to new platforms, and expand our brand image with new product offerings.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Negative perceptions of food and beverage marketing could adversely affect our brand image or lead to stricter regulations and scrutiny of our marketing practices. Moreover, adverse publicity about legal or regulatory action against us, our quality and safety, our environmental or social impacts, our other environmental, social, human capital, or governance practices or positions, our products becoming unavailable to consumers, or our suppliers (including as a result of human rights issues) and, in some cases, our competitors, could damage our reputation and brand image, undermine our customers' or consumers' confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Furthermore, existing or increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brands.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information, including misinformation, and opinions can be shared. Negative posts or comments about us, our brands or our products, or our suppliers and, in some cases, our competitors, on social or digital media, whether or not valid, could seriously damage our brands and reputation. In addition, we might fail to appropriately target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining, extending, and expanding our brand image. Placement of our advertisements in social and digital media may also result in damage to our brands if the media itself experiences negative publicity. If we do not maintain, extend, and expand our reputation or brand image, then our product sales, financial condition, and operating results could be materially and adversely affected.

***We must leverage our brand value to compete against private label products.***

In nearly all of our product categories, we compete with branded products as well as private label products, which are typically sold at lower prices. Our products must provide higher value or quality to consumers than alternatives, particularly during periods of economic uncertainty or weakness or inflation. Consumers may not buy our products if relative differences in value or quality between our products and private label products change in favor of competitors' products or if consumers perceive such a change. If consumers prefer private label products, then we could lose market share or sales volume, or our product mix could shift to lower margin offerings. A change in consumer preferences could also cause us to increase capital, marketing, and other expenditures, which could materially and adversely affect our product sales, financial condition, and operating results.

***We may be unable to drive revenue growth in our key product categories or platforms, increase our market share, or add products that are in faster-growing and more profitable categories.***

Our future results will depend on our ability to drive revenue growth in our key product categories or platforms as well as growth in the food and beverage industry in the geographies in which we operate. Our future results will also depend on our ability to enhance our portfolio by adding innovative new products in faster-growing and more profitable categories or platforms and our ability to increase market share in our existing product categories or platforms. Our failure to drive revenue growth, limit market share decreases in our key product categories or platforms, or develop innovative products for new and existing categories or platforms could materially and adversely affect our product sales, financial condition, and operating results.

***Product recalls or other product liability claims could materially and adversely affect us.***

Selling products for human consumption involves inherent legal and other risks, including product contamination, spoilage, product tampering, allergens, or other adulteration. We have decided and could in the future decide to, and have been or could in the future be required to, recall products due to suspected or confirmed product contamination, adulteration, product mislabeling or misbranding, tampering, undeclared allergens, or other deficiencies. Product recalls or market withdrawals could result in significant losses due to their costs, the destruction of product inventory, and lost sales due to the unavailability of the product for a period of time.

We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or the food safety system generally. Adverse attention about these types of concerns, whether or not valid, may damage our reputation, discourage consumers from buying our products, or cause production and delivery disruptions that could negatively impact our net sales and financial condition.

We may also suffer losses if our products or operations violate applicable laws or regulations or if our products cause injury, illness, or death. In addition, our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a significant product recall, may materially and adversely affect our reputation and profitability. Moreover, even if a product liability or fraud claim is unsuccessful, has no merit, or is not pursued to conclusion, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our product sales, financial condition, and operating results.

***Climate change and legal or regulatory responses may have a long-term adverse impact on our business and results of operations.***

Global average temperatures are gradually increasing due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere, which is projected to contribute to significant changes in weather patterns around the globe, an increase in the frequency and severity of natural disasters, and changes in agricultural productivity. Increasing concern over climate change may adversely impact demand for our products, or increase our operating costs, due to changes in consumer preferences that cause consumers to switch away from products or ingredients considered to have a high climate change impact.

Increased natural disasters and decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of natural resources and commodities, including dairy products, meat products, tomato products, sugar and other sweeteners, soybean and vegetable oils, coffee beans, wheat and processed grains, eggs, and other fruits and vegetables to manufacture our products, and could further decrease food security for communities around the world. Climate change, and its environmental impacts, could also affect our ability, and our suppliers' ability, to procure necessary commodities at costs and in quantities we currently experience and may require us to increase costs or make additional unplanned capital expenditures. Further, an increase in the frequency and severity of natural disasters could result in disruptions for us, our customers, suppliers, vendors, co-manufacturers, and distributors and impact our employees' abilities to commute or work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products, obtain raw materials or other supplies through our supply chain, maintain or resume operations, or perform other critical corporate functions, could reduce customer demand for our products, and could increase the cost of insurance.

Additionally, there is an increased focus by foreign, federal, state, and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions (including carbon pricing or a carbon tax), energy policies, disclosure obligations, and sustainability. Increased energy or compliance costs and expenses due to the impacts of climate change, as well as additional legal or regulatory requirements regarding climate change designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment could be costly and may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing and processing facilities and our business, as well as increase distribution and supply chain costs. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes to our business operations and long-term operating plans, which will likely incur substantial time, attention, and costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations.

Finally, we might fail to effectively address increased attention from the media, stockholders, activists, and other stakeholders on climate change and related environmental sustainability matters. Such failure, or the perception that we have failed to act responsibly with respect to such matters or to effectively respond to new or additional regulatory requirements regarding climate change, whether or not valid, could result in adverse publicity and negatively affect our business and reputation. Concurrently, there also exists "anti-ESG" sentiments among certain stakeholders, and we may face negative publicity, lawsuits, and other adverse impacts to our business from these stakeholders in response to our sustainability initiatives. From time to time we establish and publicly announce environmental, social, and governance goals, commitments, and aspirations, including to reduce our impact on the environment. Our ability to achieve any stated goal, target, or objective is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, and the availability of suppliers that can meet our sustainability and other standards. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting this data may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances. Our processes and controls for reporting sustainability and other matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting sustainability metrics, including sustainability-related disclosures that may be required by the SEC, European Union, and other foreign, federal, state, and local regulatory and legislative bodies (including, but not limited to, the European Union's Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive and the state of California's new climate change disclosure requirements), and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve, or are perceived to have failed or been delayed in achieving, or improperly report on our progress toward achieving these goals and commitments, it could negatively affect consumer preference for our products or investor confidence in our stock, as well as expose us to government enforcement actions and private litigation.

**Business Risks**

***We may not successfully identify, complete, or realize the benefits from strategic acquisitions, divestitures, alliances, joint ventures, or investments.***

From time to time, we have evaluated and may continue to evaluate acquisition candidates, alliances, joint ventures, or investments that may strategically fit our business objectives, and, as a result of some of these evaluations, we have acquired businesses or assets that we deem to be a strategic fit. We have also divested and may consider divesting businesses that do not meet our strategic objectives or growth or profitability targets. These activities may present financial, managerial, and operational risks including, but not limited to, diversion of management's attention from existing core businesses; difficulties in integrating, or inability to successfully integrate, acquired businesses, including integrating or separating personnel and financial and other systems; inability to effectively and immediately implement control environment processes across a diverse employee population; adverse effects on existing or acquired customer and supplier business relationships; and potential disputes with buyers, sellers, or partners. Activities in such areas are regulated by numerous antitrust and competition laws in the United States, Canada, the European Union, the United Kingdom, and elsewhere. We have in the past and may in the future be required to obtain approval of these transactions by competition authorities or to satisfy other legal requirements, and we may be unable to obtain such approvals or satisfy such requirements, each of which may result in additional costs, time delays, or our inability to complete such transactions, which could materially and adversely affect our financial condition and operating results.

To the extent we undertake acquisitions, alliances, joint ventures, investments, or other developments in new geographies or categories, we may face additional risks related to such developments. For example, risks related to foreign operations are discussed below under the risk factor titled "*Our international operations subject us to additional risks and costs and may cause our profitability to decline.*"

To the extent we undertake divestitures, we may face additional risks related to such activities. For example, risks related to our ability to find appropriate buyers, obtain applicable regulatory and governmental approvals, execute transactions on favorable terms, separate divested business operations with minimal impact to our remaining operations, and effectively manage any transitional service arrangements. Further, our divestiture activities have in the past required, and may in the future require, us to recognize impairment charges. Any of these factors could materially and adversely affect our financial condition and operating results.

***We may not be able to successfully execute our strategic initiatives.***

We plan to continue to conduct strategic initiatives in various markets. Consumer demands, behaviors, tastes, and purchasing trends may differ in these markets and, as a result, our sales strategies may not be successful and our product sales may not meet expectations, or the margins on those sales may be less than currently anticipated. We may also face difficulties integrating new business operations with our current sourcing, distribution, information technology systems, and other operations. Additionally, we may not successfully complete any planned strategic initiatives, including achieving any previously announced productivity efficiencies and financial targets, any new business may not be profitable or meet our expectations, or any divestiture may not be completed without disruption. Any of these challenges could hinder our success in new markets or new distribution channels, which could adversely affect our results of operations and financial condition.

***Our international operations subject us to additional risks and costs and may cause our profitability to decline.***

We are a global company with sales and operations in numerous countries within developed and emerging markets. Approximately 31% of our 2024 net sales were generated outside of the United States. As a result, we are subject to risks inherent in global operations. These risks, which can vary substantially by market, are described in many of the risk factors discussed in this section, and also include:

- compliance with U.S. laws affecting operations outside of the United States, including anti-bribery and corruption laws such as the FCPA;
- changes in the mix of earnings in countries with differing statutory tax rates, the valuation of deferred tax assets and liabilities, tax laws or their interpretations, or tax audit implications;
- the imposition of increased or new tariffs, quotas, trade barriers, or similar restrictions on our sales or imports (including those that may affect our sourcing operations and the availability of raw materials and commodities), trade agreements, regulations, taxes, or policies that might negatively affect our sales or costs;
- foreign currency devaluations or fluctuations in foreign currency values, including risks arising from the significant and rapid fluctuations in foreign currency exchange markets and the decisions made and positions taken to hedge such volatility;
- compliance with antitrust and competition laws, data privacy laws, human rights laws, and a variety of other local, national, and multi-national regulations and laws in multiple jurisdictions;
- discriminatory or conflicting fiscal policies in or across foreign jurisdictions;
- changes in capital controls, including foreign currency exchange controls, governmental foreign currency policies, or other limits on our ability to import raw materials or finished product into various countries or repatriate cash from outside the United States;
- challenges associated with cross-border product distribution, including economic sanctions, export controls, and labor restrictions;
- changes in local regulations and laws, the uncertainty of enforcement of remedies in foreign jurisdictions, and foreign ownership restrictions and the potential for nationalization or expropriation of property or other resources;
- risks and costs associated with political and economic instability, military conflict, corruption, anti-American sentiment, and social and ethnic unrest in the countries in which we operate;
- the risks of operating in developing or emerging markets in which there are significant uncertainties regarding the interpretation, application, and enforceability of laws and regulations and the enforceability of contract rights and intellectual property rights;
- changing labor conditions and difficulties in staffing our operations;
- greater risk of uncollectible accounts or trade receivables and longer collection cycles; and
- design, implementation, and use of effective control environment processes across our various operations and employee base.

Slow economic growth, inflation, or high unemployment in the markets in which we operate could constrain consumer spending, and declining consumer purchasing power could adversely impact our profitability. Any of these factors could materially and adversely affect our product sales, financial condition, and results of operations.

Additionally, forced labor concerns have rapidly become a global area of interest, and have resulted in, and are expected to continue to result in, new regulations in the markets in which we operate. For example, the Uyghur Forced Labor Prevention Act ("UFLPA") prohibits the import of articles, merchandise, apparel, and goods mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region ("Xinjiang") of the People's Republic of China, or by entities identified by the U.S. government on the UFLPA Entity List. As a result of the UFLPA, materials and products we import into the United States could be held by U.S. Customs and Border Protection based on a suspicion that inputs used in such materials or products originated from Xinjiang or that they may have been produced by Chinese suppliers alleged to participate in forced labor, pending our provision of satisfactory evidence to the contrary. Among other consequences, such an outcome could result in negative publicity that harms our brands and reputation and could result in a delay or our complete inability to import such materials or products, which could result in inventory shortages and greater supply chain compliance costs.

***Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.***

We consider our intellectual property rights, particularly and most notably our trademarks, but also our patents, trade secrets, trade dress, copyrights, and licensing agreements, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, trade secret, and trade dress laws, as well as licensing agreements, third-party nondisclosure and assignment agreements, policing of third-party misuses of our intellectual property, and securing our information technology systems. Our failure to develop or adequately protect our trademarks, products, new features of our products, or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially and adversely affect our product sales, business, and financial condition. We also license certain intellectual property, most notably trademarks, from third parties. To the extent that we are not able to contract with these third parties on favorable terms or maintain our relationships with these third parties, our rights to use certain intellectual property could be impacted, which may adversely impact our results from operations.

We may be unaware of intellectual property rights of others that may cover some of our technology, brands, or products. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Third-party claims of intellectual property infringement might also require us to enter into costly license agreements. We also may be subject to significant damages or injunctions against development and sale of certain products.

***We may be unable to realize the anticipated benefits from prior or future streamlining actions to reduce fixed costs, simplify or improve processes, or improve our competitiveness.***

We have implemented a number of initiatives, including development of an operations center and strategic long-term collaboration with suppliers, that we believe are important to position our business for future success and growth. We have evaluated and continue to evaluate changes to our organizational structure and operations to enable us to reduce costs, simplify or improve processes, and improve our competitiveness. Our future success may depend upon our ability to realize the benefits of these or other cost-saving initiatives. In addition, certain of our initiatives may lead to increased costs in other aspects of our business such as increased conversion, outsourcing, or distribution costs. We must accurately predict costs and be efficient in executing any plans to achieve cost savings and operate efficiently in the highly competitive food and beverage industry, particularly in an environment of increased competition. To capitalize on our efforts, we must carefully evaluate investments in our business and execute in those areas with the most potential return on investment. If we are unable to realize the anticipated benefits from any cost-saving efforts, we could be cost disadvantaged in the marketplace, and our competitiveness, production, profitability, financial condition, and operating results could be adversely affected.

***Berkshire Hathaway Inc. has the ability to exert influence over us and significant influence over matters requiring stockholder approval.***

As of December 28, 2024, Berkshire Hathaway In*c. ("*Berkshire Hathaway"*)* owns approximately 27.2% of our common stock. Two members of our Board are officers and/or directors of Berkshire Hathaway or its affiliates. As a result, Berkshire Hathaway has the potential to exercise influence over management and Board decisions, including those affecting our capital structure, such as the issuance of additional capital stock, the incurrence of additional indebtedness, the implementation of stock repurchase programs, and the declaration and amount of dividends. Berkshire Hathaway also has influence over any action requiring the approval of the holders of our common stock, including adopting any amendments to our charter, electing directors, and approving mergers or sales of substantially all of our capital stock or assets. In addition, Berkshire Hathaway is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Berkshire Hathaway may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those opportunities may not be available to us.

**Financial Risks**

*Our level of indebtedness, as well as our ability to comply with covenants under our debt instruments, could adversely affect our business and financial condition.*

We have a substantial amount of indebtedness and are permitted to incur a substantial amount of additional indebtedness, including secured debt. Our existing debt, together with any incurrence of additional indebtedness, could have important consequences, including, but not limited to:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing for working capital, capital expenditures, research and development, debt service requirements, acquisitions, and general corporate or other purposes;
- resulting in a downgrade to our credit rating, which could adversely affect our cost of funds, including our commercial paper programs, liquidity, and access to capital markets;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors who are not as highly leveraged;
- making it more difficult for us to make payments on our existing indebtedness;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, payments of dividends, capital expenditures, and future business opportunities;
- exposing us to risks related to fluctuations in foreign currency, as we earn profits in a variety of foreign currencies and the majority of our debt is denominated in U.S. dollars; and
- in the case of any additional indebtedness, exacerbating the risks associated with our substantial financial leverage.

In addition, we may not generate sufficient cash flow from operations or future debt or equity financings may not be available to us to enable us to pay our indebtedness or to fund other needs. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or to refinance our indebtedness on favorable terms could have a material adverse effect on our financial condition.

Our debt instruments contain customary representations, warranties, and covenants, including a financial covenant in our senior unsecured revolving credit facility (the "Senior Credit Facility") to maintain a minimum shareholders' equity balance (excluding accumulated other comprehensive income/(losses)). The creditors who hold our debt could accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt. If our operating performance declines, or if we are unable to comply with any covenant, such as our ability to timely prepare and file our periodic reports with the SEC, we have in the past needed and may in the future need to obtain waivers from the required creditors under our debt instruments to avoid being in default.

If we breach any covenants under our debt instruments and seek a waiver, we may not be able to obtain a waiver from the required creditors, or we may not be able to remedy compliance within the terms of any waivers approved by the required creditors. If this occurs, we would be in default under our debt instruments and unable to access our Senior Credit Facility. In addition, certain creditors could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

*Additional impairments of the carrying amounts of goodwill or other indefinite-lived intangible assets could negatively affect our financial condition and results of operations.*

As of December 28, 2024, we maintain 12 reporting units, eight of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Reporting units and brands that have 20% or less excess fair value over carrying amount as of the 2024 annual impairment test performed as of June 30, 2024 have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future, which could negatively affect our operating results or net worth. Furthermore, changes in reporting units, including as a result of integrating a new acquisition into an existing reporting unit that has a fair value below carrying amount of goodwill, have led, and could in the future lead, to an impairment of goodwill. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill or intangible asset impairments.

Reporting units with 10% or less fair value over carrying amount, including reporting units that were impaired as part of the 2024 annual impairment test, resulting in zero excess fair value over carrying value, had an aggregate goodwill carrying amount after impairment of $22.4 billion as of the 2024 annual impairment test and included Taste Elevation, Ready Meals and Snacking ("TMS"), Away from Home & Kraft Heinz Ingredients ("AFH"), Meat & Cheese ("MC"), Canada and North America Coffee ("CNAC"), and Continental Europe. Our Northern Europe reporting unit had 10-20% fair value over carrying amount with an aggregate goodwill carrying amount of $1.7 billion as of the 2024 annual impairment test. Our Hydration & Desserts ("HD") and Asia reporting units had between 20-50% fair value over carrying amount with an aggregate goodwill carrying amount of $4.6 billion as of the 2024 annual impairment test. Our reporting units that have less than 5% excess fair value over carrying amount as of the 2024 annual impairment test are considered at a heightened risk of future impairments and include our TMS, Continental Europe, and AFH reporting units, which had an aggregate goodwill carrying amount of $19.0 billion. Our four remaining reporting units had no goodwill carrying amount at the time of the 2024 annual impairment test.

Our indefinite-lived brands with 10% or less fair value over carrying amount, comprised entirely of brands that were impaired within 2024, resulting in zero excess fair value over carrying amount, had an aggregate carrying amount of $2.6 billion as of the latest test for each brand and included *Oscar Mayer, Lunchables, Claussen*, and *Wattie's*. Brands with 10-20% fair value over carrying amount had an aggregate carrying amount of $14.2 billion as of the latest test for each brand and included *Kraft, Velveeta, A1, and Bagel Bites*. The aggregate carrying amount of brands with fair value over carrying amount between 20-50% was $2.8 billion as of the latest test for each brand. Although the remaining brands, with a carrying amount of $16.9 billion, have more than 50% excess fair value over carrying amount as of the latest test for each brand, these amounts are also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future. Our brands that have less than 5% excess fair value over carrying amount as of the latest test for each brand are considered at a heightened risk of future impairments and include our *Oscar Mayer, Lunchables, Claussen,* and *Wattie's* brands, which had an aggregate carrying amount of $2.6 billion.

***Our net sales and net income may be exposed to foreign exchange rate fluctuations.***

We derive a substantial portion of our net sales from international markets. We hold assets, incur liabilities, earn revenue, and pay expenses in a variety of currencies other than the U.S. dollar, primarily the Canadian dollar, euro, British pound sterling, Australian dollar, Brazilian real, Chinese renminbi, Indonesian rupiah, New Zealand dollar, and Russian ruble. Since our consolidated financial statements are reported in U.S. dollars, fluctuations in foreign currency exchange rates from period to period, which have been more volatile recently, will have an impact on our reported results. We have implemented foreign currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, these hedging strategies may not be successful, and any of our unhedged foreign exchange exposures will continue to be subject to market fluctuations. In addition, in certain circumstances, we may incur costs in one currency related to services or products for which we are paid in a different currency. As a result, factors associated with our international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition.

***Commodity, energy, and other input prices are volatile and could negatively affect our consolidated operating results.***

We purchase and use large quantities of commodities, including dairy products, meat products, tomato products, sugar and other sweeteners, soybean and vegetable oils, coffee beans, wheat and processed grains, eggs, and other fruits and vegetables to manufacture our products. In addition, we purchase and use significant quantities of plastics, cardboard, resin, glass, and metal to package our products, and we use other inputs, such as electricity, natural gas, and water, to operate our facilities. We are also exposed to changes in oil prices, including diesel fuel, which influence both our packaging and transportation costs. Prices for commodities, energy, and other supplies are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, inflationary pressure, foreign currency fluctuations, geopolitical conditions or conflicts, cybersecurity incidents, severe weather, natural disasters, global climate change, water risk, pandemics, crop failures, crop shortages due to plant disease or insect and other pest infestation, consumer, industrial, or investment demand, and changes in governmental regulation and trade, tariffs, alternative energy, including increased demand for biofuels, and agricultural programs. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of procuring raw materials, packaging, services, and transporting products, which could result in increased expenses and negatively affect our operations. Furthermore, the cost of raw materials and finished products may fluctuate due to changes in cross-currency transaction rates. Rising commodity, energy, and other input costs could materially and adversely affect our cost of operations, including the manufacture, transportation, and distribution of our products, which could materially and adversely affect our financial condition and operating results.

Although we monitor our exposure to commodity and other input prices as an integral part of our overall risk management program, and seek to hedge against input price increases to the extent we deem appropriate, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw materials costs. For example, hedging our costs for one of our key commodities, dairy products, is difficult because dairy futures markets are not as liquid as many other commodities futures markets. Continued volatility or sustained increases in the prices of commodities and other supplies we purchase could increase the costs of our products, and our profitability could suffer. Moreover, increases in the prices of our products to cover these increased costs may result in lower sales volumes, or we may be constrained from increasing the prices of our products by competitive and consumer pressures. If we are not successful in our hedging activities, or if we are unable to price our products to cover increased costs, then commodity and other input price volatility or increases could materially and adversely affect our financial condition and operating results.

In 2024, we experienced moderate inflation in our supply chain costs compared to the prior year period, which we expect to continue through 2025. While inflationary pressures within procurement, manufacturing, and logistics costs had a negative impact on our results of operations, we experienced increased stability of these costs as compared to the prior year period. Although we take measures to mitigate the impact of this inflation through pricing actions and efficiency initiatives, if these measures are not effective our financial condition, operating results, and cash flows could be materially adversely affected. Even if such measures are effective, we expect that there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we take have, in some instances, negatively impacted and could continue to negatively impact our market share.

***Volatility in the market value of all or a portion of the derivatives we use to manage exposures to fluctuations in commodity prices may cause volatility in our gross profit and net income.***

We use commodity futures, options, and swaps to economically hedge the price of certain input costs, including dairy products, vegetable oils, coffee beans, corn, wheat products, sugar cane and meat products. We recognize gains and losses based on changes in the values of these commodity derivatives. We recognize these gains and losses in cost of products sold in our consolidated statements of income. We recognize the unrealized gains and losses on these commodity derivatives in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results. Accordingly, changes in the values of our commodity derivatives may cause volatility in our gross profit and net income.

**Regulatory Risks**

***Our compliance with laws and regulations, and related legal claims or regulatory enforcement actions, could expose us to significant liabilities and damage our reputation.***

As a large, global food and beverage company, we operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Various laws and regulations govern our practices including, but not limited to, those related to advertising and marketing, product claims and labeling, food production and nutritional requirements, environmental matters (including climate change), packaging and waste management (including packaging containing PFAS), intellectual property, consumer protection and product liability, commercial disputes, trade and export controls, anti-trust, data privacy, labor and employment, workplace health and safety, forced labor, such as the UFLPA, and tax. As a consequence, we face a heightened risk of legal claims and regulatory enforcement actions in the ordinary course of business. In addition, the imposition of new laws, changes in laws or regulatory requirements or changing interpretations thereof, and differing or competing regulations and standards across the markets where our products are made, manufactured, distributed, and sold have in the past and could continue to result in higher compliance costs, capital expenditures, and higher production costs, adversely impacting our product sales, financial condition, and results of operations. In addition, claims about the health impacts of consumption of our products, or ingredients, components, or substances present or allegedly present in those products or packaging, including in connection with the development, manufacture, and marketing of our products, have resulted in, and could in the future result in, us being subject to regulations, fines, lawsuits, or taxes, or may cause us to change the way in which we operate which could adversely impact our profitability, financial condition, or operating results.

As a result of any such legal claims or regulatory enforcement actions, we could be subject to monetary judgments, settlements, and civil and criminal actions, including fines, injunctions, product recalls, penalties, disgorgement of profits, or activity restrictions, which could materially and adversely affect our reputation, product sales, financial condition, results of operations, and cash flows. We evaluate these legal claims and regulatory enforcement actions to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose relevant material litigation claims, legal proceedings, or regulatory enforcement actions as appropriate and in accordance with SEC rules and accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from our current assessments and estimates. In addition, even if a claim is unsuccessful, without merit, or not pursued to completion, the cost of defending against or responding to such a claim, including expenses and management time, could adversely affect our financial condition and operating results.

***If we fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could negatively impact our business, investor confidence, and the price of our common stock.***

If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process, and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation, investigations, or penalties; negatively affect our liquidity, our access to capital markets, perceptions of our creditworthiness, our ability to complete acquisitions, our ability to maintain compliance with covenants under our debt instruments or derivative arrangements regarding the timely filing of periodic reports, or investor confidence in our financial reporting; or cause defaults, accelerations, or cross-accelerations under our debt instruments or derivative arrangements to the extent we are unable to obtain waivers from the required creditors or counterparties or to cure any breaches, any of which may require management resources or cause our stock price to decline.

***A downgrade in our credit rating could adversely impact interest costs or access to future borrowings.***

Our borrowing costs can be affected by short and long-term credit ratings assigned by rating organizations. A decrease in these credit ratings could limit our access to capital markets and increase our borrowing costs, which could materially and adversely affect our financial condition and operating results. As of the date of this filing, our long-term debt is rated BBB by S&P Global Ratings and Fitch Ratings and Baa2 by Moody's Investor Services, Inc., with a stable outlook from all three ratings agencies.

**Registered Securities Risks**

***Sales of our common stock in the public market could cause volatility in the price of our common stock or cause the share price to fall.***

Sales of a substantial number of shares of our common stock in the public market, including sales of our common stock by Berkshire Hathaway, or the perception that these sales might occur, could depress the market price of our common stock, and could impair our ability to raise capital through the sale of additional equity securities. A sustained depression in the market price of our common stock has happened and could in the future happen, which could also reduce our market capitalization below the book value of net assets, which could increase the likelihood of recognizing goodwill or indefinite-lived intangible asset impairment losses that could negatively affect our financial condition and results of operations.

Kraft Heinz and Berkshire Hathaway are party to a registration rights agreement requiring us to register for resale under the Securities Act all registrable shares held by Berkshire Hathaway, which represents all shares of our common stock held by Berkshire Hathaway as of the date of the closing of the 2015 Merger. As of December 28, 2024, registrable shares represented approximately 27.2% of all outstanding shares of our common stock. Although the registrable shares are subject to certain holdback and suspension periods, the registrable shares are not subject to a "lock-up" or similar restriction under the registration rights agreement. Accordingly, offers and sales of a large number of registrable shares may be made pursuant to an effective registration statement under the Securities Act in accordance with the terms of the registration rights agreement. Sales of our common stock by Berkshire Hathaway to other persons would likely result in an increase in the number of shares being traded in the public market and may increase the volatility of the price of our common stock.

***Our share repurchase program may not be fully consummated and the anticipated enhanced long-term stockholder value may not be realized, and share repurchases could increase the volatility of the price of our stock.***

In November 2023, the Board authorized the Company to repurchase up to $3.0 billion, exclusive of fees, of our outstanding common stock through December 26, 2026. December 28, 2024, we had remaining authorization under the share repurchase program of approximately $1.9 billion. Our repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of any repurchases, if any, will depend on factors such as our historical and expected business performance and cash and liquidity positions, the price of our stock, economic and market conditions, and corporate and regulatory requirements. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time. We cannot guarantee that we will repurchase shares or conduct future share repurchase programs, or that any such programs, even if fully implemented, will result in long-term increases to stockholder value. Any failure to fully implement our repurchase program may negatively impact our reputation, investor confidence, and the price of the Company's common stock.

***Our ability to pay regular dividends to our stockholders and the amounts of any such dividends are subject to the discretion of the Board and may be limited by our financial condition, debt agreements, or limitations under Delaware law.***

Although it is currently anticipated that we will continue to pay regular quarterly dividends, any such determination to pay dividends and the amounts thereof will be at the discretion of the Board and will be dependent on then-existing conditions, including our financial condition, income, legal requirements, including limitations under Delaware law, debt agreements, and other factors the Board deems relevant. The Board has previously decided, and may in the future decide, in its sole discretion, to change the amount or frequency of dividends or discontinue the payment of dividends entirely. For these reasons, stockholders will not be able to rely on dividends to receive a return on investment. Accordingly, realization of any gain on shares of our common stock may depend on the appreciation of the price of our common stock, which may not occur.

**General Risk Factors**

***Disruptions in the global economy caused by geopolitical conflicts could adversely affect our business, financial condition, and results of operations.***

Escalation of geopolitical tensions related to military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, supply chain disruptions, changes in consumer demand, increased cyberattacks, and impacts on foreign exchange rates and financial markets, any of which may adversely affect our business, financial condition, and results of operations. Although we do not have operations in Ukraine, and our business in Russia generated approximately 1% of our consolidated net sales for the year ended December 28, 2024, the military conflict between Russia and Ukraine has caused, and could continue to cause, negative impacts on our business and the global economy. Governments in the United States, Canada, United Kingdom, and European Union have each imposed export controls and economic sanctions on certain industry sectors and parties in Russia. Further, the Russian government has placed restrictions on the transfer of funds to and from Russian entities, making it more difficult to operate in Russia. Failure to comply with applicable sanctions and measures could subject us to regulatory penalties, temporary or permanent loss of assets, or our ability to conduct business operations in Russia. While less than 1% of consolidated total assets are located in Russia as of December 28, 2024, our Russian assets may be partially or fully impaired in future periods, or our business operations terminated, based on actions taken by Russia, other parties, or us. The effects of current geopolitical conflicts as well as potential future geopolitical tensions, could heighten many of our known risks described in this Item 1A, *Risk Factors*.

***Unanticipated business disruptions and natural events in the locations in which we or our customers, suppliers, distributors, or regulators operate could adversely affect our ability to provide products to our customers or our results of operations.***

We have a complex network of suppliers, owned and leased manufacturing locations, co-manufacturing locations, distribution networks, and information systems that support our ability to consistently provide our products to our customers. Factors that are hard to predict or beyond our control, such as weather or other geological events or natural disasters, including hurricanes, earthquakes, floods, tsunamis, or wild fires (whether as a result of climate change or otherwise), raw material shortages, fires or explosions, political unrest, geopolitical conflicts, terrorism, civil strife, acts of war, public corruption, expropriation, generalized labor unrest or labor shortages, cybersecurity incidents, or pandemics, could damage or disrupt our operations or the operations of our customers, suppliers, vendors, co-manufacturers, distributors, or regulators. These factors include, but are not limited to:

- natural disasters, labor strikes, or other disruptions at any of our facilities or our suppliers' or distributors' facilities may impair or delay the delivery of our products; and
- illness of our workforce, or the workforce of third parties with which we do business, due to influenza or pandemics, could disrupt production of our products in one or more of our manufacturing facilities, or cause our suppliers, vendors, distributors, or third-party manufacturers to fail to meet their obligations to us.

These or other disruptions may require additional resources to restore our supply chain or distribution network. While we insure against many of these events and certain business interruption risks and have policies and procedures to manage business continuity planning, such insurance may not compensate us for any losses incurred and our business continuity plans may not effectively resolve the issues in a timely manner. To the extent we are unable to respond to disruptions in our operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations; to quickly repair damage to our information, production, or supply systems; or to financially mitigate the likelihood or potential impact of such events, or effectively manage them if they occur, we may be late in delivering, or unable to deliver, products to our customers or to track orders, inventory, receivables, and payables. If that occurs, our customers' confidence in us and long-term demand for our products could decline. Any of these events could materially and adversely affect our product sales, financial condition, and results of operations.

***Our performance may be adversely affected by economic and political conditions in the United States and in various other nations where we do business.***

Our performance has been in the past and may continue in the future to be impacted by economic and political conditions in the United States and in other nations where we do business. Economic and financial uncertainties in our international markets, changes to major international trade arrangements, and the imposition of increased or new tariffs by the U.S. federal government or by certain foreign governments could negatively impact our operations and sales. Other factors impacting our operations in the United States and in international locations where we do business include changes in laws, export and import restrictions, foreign currency exchange rates, foreign currency devaluation, cash repatriation restrictions, recessionary conditions, governmental subsidies provided to our consumers such as the Supplemental Nutrition Assistance Program ("SNAP") in the U.S., foreign ownership restrictions, nationalization, the impact of hyperinflationary environments, a potential U.S. federal government shutdown, terrorist acts, political unrest, and military conflict. Such factors in either domestic or foreign jurisdictions, and our responses to them, could materially and adversely affect our product sales, financial condition, and operating results.

***We rely on our management team and other key personnel and may be unable to hire or retain key personnel or a highly skilled and diverse global workforce.***

We depend on the skills, working relationships, and continued services of key personnel, including our experienced management team. In addition, our ability to achieve our operating goals depends on our ability to identify, hire, train, and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train, and retain other talented personnel and a diverse global workforce with the skills and in the locations we need to operate and grow our business. Unplanned turnover, failure to attract and develop personnel with key emerging capabilities or failure to develop adequate succession plans for leadership positions, including the Chief Executive Officer position, could deplete our institutional knowledge base and erode our competitiveness. Further, equity-based compensation is a key component of our compensation program and essential for attracting and retaining qualified personnel. As a result, the lack of positive performance in our stock price may adversely affect our ability to attract or retain key personnel. Changes in immigration laws and policies could also make it more difficult for us to recruit or relocate skilled employees. Any such loss, failure, or limitation could adversely affect our product sales, financial condition, and operating results.

***We are significantly dependent on information technology, and we may be unable to protect our information systems against service interruption, misappropriation of data, or breaches of security.***

We rely on information technology networks and systems, including the Internet, to process, transmit, and store electronic and financial information, to manage a variety of business processes and activities, and to comply with regulatory, legal, and tax requirements. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. These information technology systems, some of which are managed by third parties, may be susceptible to damage, invasions, disruptions, or shutdowns due to hardware failures, computer viruses, hacker attacks and other cybersecurity risks, telecommunication failures, user errors, catastrophic events, or other factors. Geopolitical tensions or conflicts, and the rapid evolution and increased adoption of artificial intelligence technologies may further heighten the risk of cybersecurity attacks. If our information technology systems suffer severe damage, disruption, or shutdown, by unintentional or malicious actions of employees or contractors or by cyberattacks, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience business disruptions, reputational damage, transaction errors, processing inefficiencies, the leakage of confidential information, and the loss of customers and sales, causing our product sales, financial condition, and operating results to be adversely affected and the reporting of our financial results to be delayed. While we have developed and implemented security measures and internal controls designed to protect against cyber and other security threats, such measures cannot provide absolute security and may not be successful in preventing future security breaches. Moreover, these threats are constantly evolving, thereby making it more difficult to successfully defend against them or to implement adequate preventative measures. We may not have the current capability to detect certain vulnerabilities, which may allow those vulnerabilities to persist in our systems over long periods of time. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. In the past, we have experienced security incidents resulting from unauthorized access to or use of our systems or those of third parties, which to date, have not had a material impact on our operations; however, there is no assurance that the impact of any security incidents will not be material in the future.

In addition, if we are unable to prevent security breaches or disclosure of non-public information, we may suffer financial and reputational damage, litigation or remediation costs, fines, or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers, or suppliers. While we maintain a cyber insurance policy that provides coverage for security incidents, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on financially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Misuse, leakage, or falsification of information could result in violations of data privacy laws and regulations, damage to our reputation and credibility, loss of opportunities to acquire or divest of businesses or brands, and loss of our ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net sales. In addition, we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us, our current or former employees, or to our suppliers or consumers, and may become subject to legal action and increased regulatory oversight. We could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

We are also subject to various laws and regulations that are continuously evolving and developing regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Such laws and regulations, as well as their interpretation and application, may vary from jurisdiction to jurisdiction, which can result in inconsistent or conflicting requirements. The European Union's General Data Protection Regulation ("GDPR"), and similar regulations implemented in other non-U.S. geographies, adds a broad array of requirements with respect to personal data, including the public disclosure of significant data breaches, and imposes substantial penalties for non-compliance. The California Consumer Privacy Act ("CCPA") and the California Privacy Rights Act ("CPRA"), which amended the CCPA, among other things, impose additional requirements with respect to disclosure and deletion of personal information of California residents. The CCPA and CPRA provide civil penalties for violations, as well as a private right of action for data breaches. Similar legislation in other states imposes transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights. GDPR, CCPA, CPRA, and other privacy and data protection laws may increase our costs of compliance and risks of non-compliance, which could result in substantial penalties.

***Our results could be adversely impacted as a result of increased pension, labor, and people-related expenses.***

Inflationary pressures, shortages in the labor market, increased employee turnover, and changes in the availability of our workers could increase labor costs, which could have a material adverse effect on our consolidated operating results or financial condition. Our labor costs include the cost of providing employee benefits in the United States, Canada, and other foreign jurisdictions, including pension, health and welfare, and severance benefits. Any declines in market returns could adversely impact the funding of pension plans, the assets of which are invested in a diversified portfolio of equity and fixed-income securities and other investments. Additionally, the annual costs of benefits vary with increased costs of health care and the outcome of collectively bargained wage and benefit agreements.

Furthermore, we may be subject to increased costs or experience adverse effects to our operating results if we are unable to renew collectively bargained agreements on satisfactory terms. Our financial condition and ability to meet the needs of our customers could be materially and adversely affected if strikes or work stoppages or interruptions occur as a result of delayed negotiations with union-represented employees both in and outside of the United States.

Employee turnover, changes in the availability of our workers, and labor shortages in our supply chain have resulted in, and could continue to result in, increased costs and have, and could again, impact our ability to meet consumer demand, both of which could negatively affect our financial condition, results of operations, or cash flows.

***Changes in tax laws and interpretations could adversely affect our business.***

We are subject to income and other taxes in the United States and in numerous foreign jurisdictions. Our domestic and foreign tax liabilities are dependent on the jurisdictions in which profits are determined to be earned and taxed. Additionally, the amount of taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we operate. A number of factors influence our effective tax rate, including changes in tax laws and treaties as well as the interpretation of existing laws and rules. Federal, state, and local governments and administrative bodies within the United States, which represents the majority of our operations, and other foreign jurisdictions have implemented, or are considering, a variety of broad tax, trade, and other regulatory reforms that may impact us. Additionally, the Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, proposed a two-pillar plan that aims to ensure a fairer distribution of profits among countries and impose a floor on tax competition through the introduction of a global minimum tax of 15%. Many countries have enacted or begun the process of enacting laws based on the two-pillar plan proposals. As the legislation becomes effective in countries in which we do business, our taxes could increase and negatively impact our provision for income taxes. See *Overview* in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for a discussion of our estimated cash tax rate impact on results of operations.

Significant judgment, knowledge, and experience are required in determining our worldwide provision for income taxes. Our future effective tax rate is impacted by a number of factors including changes in the valuation of our deferred tax assets and liabilities, changes in geographic mix of income, changes in expenses not deductible for tax, including impairment of goodwill, and changes in available tax credits. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are also regularly subject to audits by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits, including transfer pricing matters, and any related litigation could be materially different from our historical income tax provisions and accruals. For example, we are currently under examination for income taxes by the Internal Revenue Service ("IRS") for the years 2018 through 2022. In the third quarter of 2023, we received two Notices of Proposed Adjustment (the "NOPAs") relating to transfer pricing with our foreign subsidiaries. The NOPAs propose an increase to our U.S. taxable income that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2018 and approximately $210 million for 2019, excluding interest, and assert penalties of approximately $85 million for each of 2018 and 2019. We strongly disagree with the IRS's positions, believe that our tax positions are well documented and properly supported, and intend to vigorously contest the positions taken by the IRS and pursue all available administrative and judicial remedies; however, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and potential penalties, our results of operations and cash flows could be materially affected. We continue to maintain the same operating model and transfer pricing methodology with our foreign subsidiaries that was in place for the years 2018 and 2019, and the IRS began its audit of 2020, 2021, and 2022 during the first quarter of 2024. Economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes more difficult. The results of an audit or litigation could adversely affect our financial statements in the period or periods for which that determination is made.

***Volatility of capital markets or macroeconomic factors could adversely affect our business.***

Changes in financial and capital markets, including market disruptions, instability in financial institutions, limited liquidity, and interest rate volatility, may increase the cost of financing as well as the risks of refinancing maturing debt. Additionally, some of our customers, suppliers, and counterparties are highly leveraged. Consolidations in some of the industries in which our customers operate have created larger customers, some of which are highly leveraged and facing increased competition and continued credit market volatility. These factors have caused some customers to be less profitable, increasing our exposure to credit risk. A significant adverse change in the financial and/or credit position of a customer, supplier, or counterparty could require us to assume greater credit risk relating to that customer or counterparty and could limit our ability to collect receivables. This could have an adverse impact on our financial condition and liquidity.

**Item 1B.  Unresolved Staff Comments.**

None.

**Item 1C. Cybersecurity**

***Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure***

The Company assesses, identifies, and manages cybersecurity risk using a data-driven risk management program intended to reduce risks to the following impact classes: the Company's obligations to prevent harm to parties, including employees, customers, and stockholders; and the Company's business objectives.

As part of our cybersecurity strategy, we set risk targets based on our risk thresholds using industry-recognized standards for controlling and evaluating the risk of cybersecurity threats. The Company has developed cybersecurity policies supported by defined standards, including identity and access control, network controls, operational security, information classification, cybersecurity risk management, incident management and reporting, and security in software development lifecycle.

We undertake scheduled and targeted cybersecurity risk assessments to identify and prioritize risks to our three impact classes so that foreseeably harmed parties (which include our employees, contractors, partners, customers, stockholders, consumers, and suppliers) are explicitly included in our risk analysis and risk management priorities. We plan for, implement, and improve safeguards that are designed to reduce unacceptable risks to any foreseeably harmed party. We engage third-party service providers (including contractors and vendors) as part of our normal business operations, including collaborating with third-party experts to assist with evaluating, identifying, and managing our cybersecurity risks.

Our cybersecurity risk management program includes:

- Ongoing audits of third-party service providers, including penetration testing and reviews of program maturity based on the National Institute of Standards and Technology ("NIST") cybersecurity framework;
- Due diligence reviews of third-party service providers' information security programs;
- Regular phishing, social engineering, and cybersecurity awareness training for employees with Company emails and access to connected devices;
- Annual tabletop exercises to educate and train our personnel on response capabilities and inform adjustments to our controls and response;
- Regular consultation with external advisors and specialists regarding opportunities and enhancements to strengthen our cybersecurity practices and policies;
- Ongoing cybersecurity event monitoring, management, and testing of incident response procedures; and
- Ongoing enhancements to cybersecurity capabilities based on evolving threats.

We have adopted an incident response plan that applies in the event of a cybersecurity threat or incident to provide a standardized framework for responding to such cybersecurity incidents. The plan sets out a coordinated approach to investigating, containing, documenting, and mitigating incidents, including reporting findings and keeping senior management, the Board, and other key stakeholders informed and involved as appropriate. The plan is aligned to NIST guidance. It also adheres to standards of practice and includes the involvement of any personnel who may detect incidents, respond to incidents, resolve incidents, and manage communications and responsibilities with authorities about those incidents. The plan applies to all Company personnel (including third-party contractors, vendors, and partners) that perform functions or services requiring access to secure Company information, and to all devices and network services that are owned or managed by the Company.

We also employ systems and processes designed to oversee, identify, and reduce the potential impact of a cybersecurity incident at a third-party service provider. We maintain a third-party cyber risk management process to review and monitor potentially material third-party service providers' security controls. Third-party service providers are required to provide independent attestation reports of their control environment, which are reviewed to validate that the controls meet Company security requirements. In the absence of such reports, third-party service providers are required to complete a detailed questionnaire describing their controls and provide relevant documentation. As part of the third-party risk management process, we request and review annual penetration test reports for the third-party service providers designed to assess whether all high and medium risk findings are addressed. The control environments for third-party service providers are reviewed annually based on risk.

Our cybersecurity risk mitigation strategy includes the use of cybersecurity insurance that provides protection against certain potential losses arising from certain cybersecurity incidents.

Risk management concerns, priorities, and progress are reported to the Company's Enterprise Risk Committee quarterly as part of the Company's overall enterprise risk management process. Risk management reports describe cybersecurity priorities, planned safeguards, and resource requirements necessary to achieve acceptable risk outcomes for foreseeably harmed parties.

The Company governs cybersecurity risk through a risk management program designed to enable employees, members of the Audit Committee, Enterprise Risk Committee, executive officers, and other personnel to make informed decisions about cybersecurity risk management that are appropriate for their level of responsibility. Our Chief Information Security Officer ("CISO") oversees the team responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. Our CISO has extensive cybersecurity knowledge and skills gained from more than 20 years of work experience in information security in the consumer goods, banking, legal, healthcare, and education sectors as well as the government. Our CISO holds a master's degree in computer and information systems security/information assurance and designations as a Certified Information Systems Security Professional (CISSP) and Certified Information Security Manager (CISM). The CISO evaluates cybersecurity risks, plans for reduction of risks, directs resources and priorities to improve cybersecurity safeguards, measures the results of those efforts, reports to our senior and executive leaders (including our Global Chief Information Officer and Global Chief Financial Officer), the Enterprise Risk Management Committee, and the Audit Committee regarding our cybersecurity risk priorities and progress, and solicits support from senior and executive leaders to further reduce risks through resources, prioritization, or other means. The CISO receives reports on cybersecurity threats from our Security Operations Center, external threat intel, trusted third-party security suppliers, and a peer network of CISOs at other global companies on an ongoing basis. Our Security Operations Center verifies and validates the threat information and modifies our detection and preventative controls as appropriate. Our CISO works closely with our Chief Global Ethics and Compliance Officer and Global General Counsel and Corporate Affairs Officer to oversee compliance with legal, regulatory, and contractual security requirements. The CISO's team evaluates third-party service providers to a degree commensurate with the risk their services pose to us. As part of that program, we also provide feedback to service providers about risks they can reduce using commercially available safeguards. Additionally, the information security team works in partnership with the Company's internal audit team to review information technology-related internal controls as part of our overall internal controls process.

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Audit Committee reviews the measures implemented by the Company to identify and mitigate cybersecurity risks and the Audit Committee receives updates from our Global Chief Information Officer and CISO at least twice a year, which cover topics related to information security, privacy, and cybersecurity risks, and the risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. We have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported promptly to the Audit Committee or Board, with ongoing updates regarding any such incident until it has been addressed.

We also rely on information technology, third-party service providers, and strategic joint venture partners to support our business and operations, including our secure processing of personal, confidential, financial, sensitive, proprietary, and other types of information, and to enable our service offerings. Despite ongoing efforts to improve our and third parties' ability to protect against cybersecurity threats, we may not be able to protect all information systems, products, and service technologies.

While we have not experienced any material cybersecurity threats or incidents as of the date of this Annual Report on Form 10-K, there can be no guarantee that we will not be the subject of future successful attacks, threats, or incidents that may materially affect the Company or its business strategy, results of operations or financial condition. Additional information on cybersecurity-related risks is discussed under the heading "*We are significantly dependent on information technology, and we may be unable to protect our information systems against service interruption, misappropriation of data, or breaches of security.*" under Item 1A, *Risk Factors*.

## Item 2.  Properties.

Our corporate co-headquarters are located in Pittsburgh, Pennsylvania and Chicago, Illinois. Our co-headquarters are leased and house certain executive offices, our North America business units, and our administrative, finance, legal, and human resource functions. We maintain additional owned and leased offices throughout the regions in which we operate.

We manufacture our products in our network of manufacturing and processing facilities located throughout the world. As of December 28, 2024, we operated 70 manufacturing and processing facilities. We own 66 and lease four of these facilities. Our manufacturing and processing facilities count by segment as of December 28, 2024 was:

|  | Owned | Leased |
|---|---|---|
| North America | 32 | 2 |
| International Developed Markets | 17 | — |
| Emerging Markets[(a)] | 17 | 2 |

(a)   Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

We maintain all of our manufacturing and processing facilities in good condition and believe they are suitable and are adequate for our present needs. We also enter into co-manufacturing arrangements with third parties if we determine it is advantageous to outsource the production of any of our products.

In 2024, as part of our planned restructuring and divestiture activities, we sold a manufacturing facility in Papua New Guinea and a manufacturing facility in Indonesia within our Asia Emerging Markets operating segment and two manufacturing facilities in Russia within our West and East Emerging Markets operating segment. See Note 5, *Restructuring Activities*, and Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information.

## Item 3.  Legal Proceedings.

See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*.

## Item 4.  Mine Safety Disclosures.

Not applicable.

**PART II**

**Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Our common stock is listed on The Nasdaq Stock Market LLC (Nasdaq) under the ticker symbol "KHC." At February 8, 2025, there were approximately 34,653 holders of record of our common stock.

See *Equity and Dividends* in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, for a discussion of cash dividends declared on our common stock.

**Comparison of Cumulative Total Return**

The following graph compares the cumulative total return on our common stock with the cumulative total return of the S&P 500 Index and the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 28, 2024. This graph covers the five-year period from December 27, 2019 (the last trading day of our fiscal year 2019) through December 27, 2024 (the last trading day of our fiscal year 2024). The graph shows total shareholder return assuming $100 was invested on December 27, 2019 and the dividends were reinvested on a daily basis.



|  | Kraft Heinz | S&P 500 | S&P Consumer Staples Food and Soft Drink Products |
|---|---|---|---|
| December 27, 2019 | $ 100.00 | $ 100.00 | $ 100.00 |
| December 24, 2020 | 117.05 | 116.40 | 105.53 |
| December 23, 2021 | 123.00 | 150.67 | 119.88 |
| December 30, 2022 | 148.13 | 124.45 | 132.48 |
| December 29, 2023 | 140.65 | 157.17 | 126.06 |
| December 27, 2024 | 122.27 | 199.45 | 125.01 |

The above performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

**Issuer Purchases of Equity Securities During the Three Months Ended December 28, 2024**

Our share repurchase activity in the three months ended December 28, 2024 was:

| | Total Number of Shares Purchased[(a)] | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[(b)] | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) |
|---|---|---|---|---|
| 9/29/2024 — 11/02/2024 | 185,482 | $ 33.57 | 180,000 | $ 2,345 |
| 11/03/2024 — 11/30/2024 | 13,087,165 | 31.43 | 13,083,641 | 1,933 |
| 12/01/2024 — 12/28/2024 | 1,023,906 | 31.57 | 1,023,713 | 1,901 |
| Total | 14,296,553 | | 14,287,354 | |

(a) Includes (1) shares purchased pursuant to the share repurchase program described in (b) below, (2) shares withheld for tax liabilities associated with the vesting of RSUs.

(b) On November 27, 2023, the Company announced that the Board of Directors approved a share repurchase program authorizing the Company to purchase up to $3.0 billion of the Company's common stock through December 26, 2026. The Company is not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means.

**Item 6.  [Reserved].**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**Overview**

***Objective:***

The following discussion provides an analysis of our financial condition and results of operations from management's perspective and should be read in conjunction with the consolidated financial statements and related notes included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Our objective is to also provide discussion of material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or of future financial condition and to offer information that provides an understanding of our financial condition, results of operations, and cash flows.

See below for discussion and analysis of our financial condition and results of operations for 2024 compared to 2023 and for 2023 compared to 2022.

***Description of the Company:***

We manufacture and market food and beverage products around the world through our eight consumer-driven product platforms: Taste Elevation, Easy Ready Meals, Hydration, Meats, Cheeses, Substantial Snacking, Desserts, Coffee, and other grocery products.

In the first quarter of 2024, we divided our International segment into three operating segments — Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM") — to enable enhanced focus on the different strategies required for each of these regions as part of our long-term strategic plan. Subsequently, we manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

See Note 20, *Segment Reporting*, in Item 8, *Financial Statements and Supplementary Data*, for our financial information by segment.

**Items Affecting Comparability of Financial Results**

***Impairment Losses:***

Our results of operations reflect goodwill impairment losses of $1.6 billion and intangible asset impairment losses of $2.0 billion in 2024. We recognized goodwill impairment losses of $510 million and intangible asset impairment losses of $152 million in 2023. We recognized goodwill impairment losses of $444 million, intangible asset impairment losses of $469 million, and net property, and plant, and equipment asset impairment losses of $86 million in 2022. See Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our goodwill and intangible asset impairment losses.

***53rd Week:***

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Our 2024 fiscal year was a 52-week period that ended on December 28, 2024, our 2023 fiscal year was a 52-week period that ended on December 30, 2023, and our 2022 fiscal year was a 53-week period that ended on December 31, 2022.

***Acquisitions and Divestitures:***

In 2024, we closed the sale of our infant nutrition business in Russia (the "Russia Infant Transaction") and the sale of 100% of the equity interests in our Papua New Guinea subsidiary (the "Papua New Guinea Transaction"), both within Emerging Markets. In 2022, we completed the Hemmer Acquisition within Emerging Markets, and the Just Spices Acquisition within our International Developed Markets segment. See Note 4, Acquisitions and Divestitures, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisition and divestiture activities.

***Inflation and Supply Chain Impacts:***

During the year ended December 28, 2024, we experienced moderate inflation in our supply chain costs compared to the prior year period, which we expect to continue through 2025. While inflationary pressures within procurement, manufacturing, and logistics costs had a negative impact on our results of operations, we experienced increased stability of these costs as compared to the prior year period. Further, we continue to take measures to mitigate the impact of this inflation through efficiency initiatives, pricing actions, and hedging strategies. However, there has been, and we expect that there could continue to be, a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we have taken have, in some instances, negatively impacted, and could continue to negatively impact, our market share.

*Income Taxes:*

The Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, proposed a two-pillar plan that aims to ensure a fairer distribution of profits among countries and impose a floor on tax competition through the introduction of a global minimum tax of 15%. Many countries have enacted, or begun the process of enacting, laws based on the two-pillar plan proposals.

As part of our planning for the changes in the international tax environment, as well as to achieve greater operational synergies, we have enacted changes to our corporate entity structure which included a transfer of, and will result in the movement of, certain business operations to a wholly-owned subsidiary in the Netherlands resulting in a tax benefit of $3.0 billion recorded as a non-U.S. deferred tax asset in December 2024. The deferred tax asset was recognized as a result of the book and tax basis difference on the business transferred to the Netherlands subsidiary with the tax basis determined by reference to the fair value of the business. The determination of the estimated fair value of the transferred business is complex and requires the exercise of substantial judgment due to the use of subjective assumptions in the valuation method used by management. The associated valuation allowance of $0.6 billion is related to uncertainty in the Pillar Two legislative interpretation and is based on our latest assessment of the total tax benefit that is more likely than not to be realized. The recognition of our future tax benefits associated with this transaction is dependent upon the acceptance of the business valuation and tax basis step-up by the associated taxing authorities.

The legislative developments in conjunction with changes we made to our corporate entity structure are estimated to increase our cash tax rate by 2.0% to 3.0% and our effective tax rate by approximately 5.0%. The estimated rates could be impacted by the outcome of examinations by taxing authorities and future legislative developments.

## Results of Operations

We disclose in this report certain non-GAAP financial measures. These non-GAAP financial measures assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. For additional information and reconciliations to the most closely comparable financial measures presented in our consolidated financial statements, which are calculated in accordance with U.S. GAAP, see *Non-GAAP Financial Measures*.

## Consolidated Results of Operations

*Summary of Results:*

| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
|---|---|---|---|---|---|---|
| | (in millions, except per share data) | | | (in millions, except per share data) | | |
| Net sales | $ 25,846 | $ 26,640 | (3.0)% | $ 26,640 | $ 26,485 | 0.6 % |
| Operating income/(loss) | 1,683 | 4,572 | (63.2)% | 4,572 | 3,634 | 25.8 % |
| Net income/(loss) | 2,746 | 2,846 | (3.5)% | 2,846 | 2,368 | 20.2 % |
| Net income/(loss) attributable to common shareholders | 2,744 | 2,855 | (3.9)% | 2,855 | 2,363 | 20.8 % |
| Diluted EPS | 2.26 | 2.31 | (2.2)% | 2.31 | 1.91 | 20.9 % |

*Net Sales:*

| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
|---|---|---|---|---|---|---|
| | (in millions) | | | (in millions) | | |
| Net sales | $ 25,846 | $ 26,640 | (3.0)% | $ 26,640 | $ 26,485 | 0.6 % |
| Organic Net Sales[a] | 25,949 | 26,496 | (2.1)% | 26,774 | 25,889 | 3.4 % |

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Net sales decreased 3.0% to $25.8 billion in 2024 compared to $26.6 billion in 2023, including the unfavorable impacts of foreign currency (0.7 pp) and acquisitions and divestitures (0.2 pp). Organic Net Sales decreased 2.1% to $25.9 billion in 2024 compared to $26.5 billion in 2023, primarily due to the unfavorable volume/mix (3.5 pp), which more than offset higher pricing (1.4 pp). Pricing was higher in North America and Emerging Markets, and flat in International Developed Markets. Volume/mix in North America and International Developed Markets was unfavorable, while volume/mix in Emerging Markets was favorable.

*Fiscal Year 2023 Compared to Fiscal Year 2022:*

Net sales increased 0.6% to $26.6 billion in 2023 compared to $26.5 billion in 2022, including the unfavorable impacts of lapping a 53rd week of shipments in the prior period (1.8 pp), foreign currency (0.9 pp), and acquisitions and divestitures (0.1 pp). Organic Net Sales increased 3.4% to $26.8 billion in 2023 compared to $25.9 billion in 2022, primarily driven by higher pricing (8.9 pp), which more than offset unfavorable volume/mix (5.5 pp). Pricing was higher in all segments. Volume/mix in North America and International Developed Markets was unfavorable, while volume/mix in Emerging Markets was favorable.

### Net Income/(Loss):

| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
|---|---|---|---|---|---|---|
| | (in millions) | | | (in millions) | | |
| Operating income/(loss) | $ 1,683 | $ 4,572 | (63.2)% | $ 4,572 | $ 3,634 | 25.8 % |
| Net income/(loss) | 2,746 | 2,846 | (3.5)% | 2,846 | 2,368 | 20.2 % |
| Net income/(loss) attributable to common shareholders | 2,744 | 2,855 | (3.9)% | 2,855 | 2,363 | 20.8 % |
| Adjusted Operating Income[a] | 5,360 | 5,297 | 1.2 % | 5,297 | 4,989 | 6.2 % |

(a) Adjusted Operating Income is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Operating income/(loss) decreased 63.2% to $1.7 billion in 2024 compared to $4.6 billion in 2023, due to non-cash impairment losses that were $3.0 billion higher in the current year period. The remaining change to operating income/(loss) was an increase of $118 million primarily driven by higher pricing, lower variable compensation expense, and lower procurement and logistics costs, due, in part, to the beneficial impact from our efficiency initiatives. These favorable impacts to operating income/(loss) were partially offset by unfavorable volume/mix, increased manufacturing expenses due to increased labor costs, and increased selling, general and administrative expenses ("SG&A") due, in part, to investments in technology.

Net income/(loss) decreased 3.5% to $2.7 billion in 2024 compared to $2.8 billion in 2023. This decrease was due to unfavorable changes in operating income/(loss) factors discussed above, which more than offset a lower effective tax rate in the current period and the favorable changes in other expense/(income).

- Our effective tax rate was a benefit of 220.5% in 2024 compared to an expense of 21.7% in 2023. The year-over-year change in the effective tax rate was primarily driven by the recognition of a $3.0 billion non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands and the geographic mix of pre-tax income in various non-U.S. jurisdictions. This benefit to our effective tax rate was partially offset by establishing a partial valuation allowance of $0.6 billion against the Netherlands deferred tax asset, establishing a full valuation allowance against Brazil net deferred tax assets, and non-deductible goodwill impairments.

- Other expense/(income) was $85 million of income in 2024 compared to $27 million of expense in 2023. This change was primarily driven by $197 million of favorable changes in net pension and postretirement non-service cost/ (benefit), partially offset by an $81 million net loss on the sale of businesses in 2024.

Adjusted Operating Income increased 1.2% to $5.4 billion in 2024 compared to $5.3 billion in 2023, primarily driven by higher pricing, lower variable compensation expense, and lower procurement and logistics costs, due, in part, to the beneficial impact from our efficiency initiatives. These favorable impacts to Adjusted Operating Income were partially offset by unfavorable volume/mix, increased manufacturing expenses due to increased labor costs, increased SG&A due, in part, to investments in technology, and the unfavorable impact of foreign currency (0.4 pp).

*Fiscal Year 2023 Compared to Fiscal Year 2022:*

Operating income/(loss) increased 25.8% to $4.6 billion in 2023 compared to $3.6 billion in 2022, primarily driven by higher pricing, the beneficial impact from our efficiency initiatives, lower non-cash impairment losses in the current year period ($251 million), and the impact of the securities class action lawsuit in the prior year period. These favorable impacts to operating income/(loss) were partially offset by higher commodity costs, including the impact of realized and unrealized gains and losses on commodity hedges, higher supply chain costs, reflecting inflationary pressure in manufacturing and procurement costs, unfavorable volume/mix, increased SG&A primarily for advertising expenses, and the decrease from lapping a 53rd week of shipments in the prior period.

Net income/(loss) increased 20.2% to $2.8 billion in 2023 compared to $2.4 billion in 2022. This increase was driven by the operating income/(loss) factors discussed above and lower interest expense, which more than offset unfavorable changes in other expense/(income) and higher tax expense.

- Interest expense was $912 million in 2023 compared to $921 million in 2022.

- Our effective tax rate was 21.7% in 2023 compared to 20.2% in 2022. The year-over-year increase in the effective tax rate was due primarily to the decrease in deferred tax liabilities due to the merger of certain foreign entities and the revaluation of deferred tax balances due to changes in state tax laws in the prior year versus the current year.

- Other expense/(income) was $27 million of expense in 2023 compared to $253 million of income in 2022. This change was primarily driven by $202 million of unfavorable changes in net pension and postretirement non-service cost/ (benefit) due, in part, to the settlement of one of our U.K. defined benefit pension plans, which resulted in pre-tax losses of $162 million in 2023. Further, additional changes in other expense/(income) were driven by $179 million of unfavorable changes in foreign exchange losses/(gains). These unfavorable impacts to other expense/(income) were partially offset by $109 million of favorable changes in derivative losses/(gains).

Adjusted Operating Income increased 6.2% to $5.3 billion in 2023 compared to $5.0 billion in 2022, primarily due to higher pricing and the beneficial impact from our efficiency initiatives, which more than offset higher commodity costs, including the impact of realized gains and losses on commodity hedges; higher supply chain costs, reflecting inflationary pressure in manufacturing, procurement, and logistics; unfavorable volume/mix; increased SG&A, primarily advertising expenses; the decrease from lapping a 53rd week of shipments in the prior period (2.2 pp); and the unfavorable impact of foreign currency (1.2 pp).

*Diluted Earnings Per Share ("EPS"):*

|  | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
|---|---|---|---|---|---|---|
|  | (in millions, except per share data) | | | (in millions, except per share data) | | |
| Diluted EPS | $ 2.26 | $ 2.31 | (2.2)% | $ 2.31 | $ 1.91 | 20.9 % |
| Adjusted EPS[(a)] | 3.06 | 2.98 | 2.7 % | 2.98 | 2.78 | 7.2 % |

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Diluted EPS decreased 2.2% to $2.26 in 2024 compared to $2.31 in 2023, primarily driven by the net income/(loss) factors discussed above and the favorable impact of our common stock repurchases.

| | December 28, 2024 | December 30, 2023 | $ Change | % Change |
|---|---|---|---|---|
| Diluted EPS | $ 2.26 | $ 2.31 | $ (0.05) | (2.2)% |
| Restructuring activities | 0.01 | 0.16 | (0.15) | |
| Unrealized losses/(gains) on commodity hedges | (0.01) | — | (0.01) | |
| Impairment losses | 2.58 | 0.50 | 2.08 | |
| Losses/(gains) on sale of business | 0.05 | — | 0.05 | |
| Nonmonetary currency devaluation | 0.01 | 0.02 | (0.01) | |
| Certain significant discrete income tax items | (1.84) | (0.01) | (1.83) | |
| Adjusted EPS[a] | $ 3.06 | $ 2.98 | $ 0.08 | 2.7 % |
| | | | | |
| Key drivers of change in Adjusted EPS[a]: | | | | |
| Results of operations | | | $ 0.04 | |
| Effect of common stock repurchases[b]: | | | 0.04 | |
| Other expense/(income) | | | 0.01 | |
| Effective tax rate | | | (0.01) | |
| | | | $ 0.08 | |

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

(b) Includes the impact of the change in the weighted average shares of common stock outstanding, including dilutive effect, which is primarily due to shares purchased pursuant to our publicly announced share repurchase program. See Note 19, *Earnings Per Share*, in Item 8, *Financial Statements and Supplementary Data,* for more information on our weighted average shares outstanding.

Adjusted EPS increased 2.7% to $3.06 in 2024 compared to $2.98 in 2023 primarily driven by higher Adjusted Operating Income, the favorable impact of our common stock repurchases, and favorable changes in other expense/(income), which more than offset higher taxes on adjusted earnings.

*Fiscal Year 2023 Compared to Fiscal Year 2022:*

Diluted EPS increased 20.9% to $2.31 in 2023 compared to $1.91 in 2022, primarily driven by the net income/(loss) factors discussed above.

| | December 30, 2023 | December 31, 2022 | $ Change | % Change |
|---|---|---|---|---|
| Diluted EPS | $ 2.31 | $ 1.91 | $ 0.40 | 20.9 % |
| Restructuring activities | 0.16 | 0.05 | 0.11 | |
| Unrealized losses/(gains) on commodity hedges | — | 0.04 | (0.04) | |
| Impairment losses | 0.50 | 0.70 | (0.20) | |
| Certain non-ordinary course legal and regulatory matters | — | 0.13 | (0.13) | |
| Losses/(gains) on sale of business | — | (0.01) | 0.01 | |
| Other losses/(gains) related to acquisitions and divestitures | — | (0.02) | 0.02 | |
| Nonmonetary currency devaluation | 0.02 | 0.01 | 0.01 | |
| Debt prepayment and extinguishment (benefit)/costs | — | (0.03) | 0.03 | |
| Certain significant discrete income tax items | (0.01) | — | (0.01) | |
| Adjusted EPS[a] | $ 2.98 | $ 2.78 | $ 0.20 | 7.2 % |
| | | | | |
| Key drivers of change in Adjusted EPS[a]: | | | | |
| Results of operations | | | $ 0.27 | |
| 53rd week | | | (0.06) | |
| Interest expense | | | 0.03 | |
| Other expense/(income) | | | (0.03) | |
| Effective tax rate | | | (0.01) | |
| | | | $ 0.20 | |

(a) Adjusted EPS is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Adjusted EPS increased 7.2% to $2.98 in 2023 compared to $2.78 in 2022, primarily driven by higher Adjusted Operating Income and lower interest expense, which more than offset the decrease from lapping a 53rd week of shipments in the prior period, unfavorable changes in other expense/(income), and higher taxes on adjusted earnings.

**Results of Operations by Segment**

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

Management evaluates segment performance based on several factors, including net sales, Organic Net Sales, and Segment Adjusted Operating Income. In the first quarter of 2024, certain measures utilized by management to evaluate segment performance changed, including a change from Segment Adjusted EBITDA to Segment Adjusted Operating Income in order to drive a stronger connection to our long-term strategic plan. Segment Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters. Segment Adjusted Operating Income for Emerging Markets, which represents the aggregation of our WEEM and AEM operating segments, is defined and presented consistently with the Segment Adjusted Operating Income of our reportable segments — North America and International Developed Markets. Segment Adjusted Operating Income is a financial measure that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations. Management also uses Segment Adjusted Operating Income to allocate resources. We have reflected this change from Segment Adjusted EBITDA to Segment Adjusted Operating Income in all historical periods presented.

Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statement of income, as nonmonetary currency devaluation, rather than accumulated other comprehensive income/ (losses) on our consolidated balance sheet, until such time as the economy is no longer considered highly inflationary. See Note 2, *Significant Accounting Policies,* in Item 8, *Financial Statements and Supplementary Data*, for additional information. We apply highly inflationary accounting to the results of our subsidiaries in Venezuela, Argentina, Turkey, Egypt, and Nigeria, which are all in Emerging Markets.

*Net Sales:*

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| | (in millions) | | |
| Net sales: | | | |
| North America | $ 19,543 | $ 20,126 | $ 20,340 |
| International Developed Markets | 3,535 | 3,623 | 3,401 |
| Emerging Markets | 2,768 | 2,891 | 2,744 |
| Total net sales | $ 25,846 | $ 26,640 | $ 26,485 |

*Organic Net Sales:*

| | 2024 Compared to 2023 | | 2023 Compared to 2022 | |
|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 30, 2023 | December 31, 2022 |
| | (in millions) | | (in millions) | |
| Organic Net Sales[(a)]: | | | | |
| North America | $ 19,570 | $ 20,126 | $ 20,191 | $ 19,983 |
| International Developed Markets | 3,522 | 3,623 | 3,631 | 3,315 |
| Emerging Markets | 2,857 | 2,747 | 2,952 | 2,591 |
| Total Organic Net Sales | $ 25,949 | $ 26,496 | $ 26,774 | $ 25,889 |

(a)  Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

Drivers of the changes in net sales and Organic Net Sales were:

| | Net Sales | Currency | Acquisitions and Divestitures | 53rd Week | Organic Net Sales | Price | Volume/Mix |
|---|---|---|---|---|---|---|---|
| **2024 Compared to 2023** | | | | | | | |
| North America | (2.9)% | (0.1) pp | 0.0 pp | 0.0 pp | (2.8)% | 1.4 pp | (4.2) pp |
| International Developed Markets | (2.4)% | 0.4 pp | 0.0 pp | 0.0 pp | (2.8)% | 0.0 pp | (2.8) pp |
| Emerging Markets | (4.3)% | (6.2) pp | (2.1) pp | 0.0 pp | 4.0 % | 3.5 pp | 0.5 pp |
| Kraft Heinz | (3.0)% | (0.7) pp | (0.2) pp | 0.0 pp | (2.1)% | 1.4 pp | (3.5) pp |
| | | | | | | | |
| **2023 Compared to 2022** | | | | | | | |
| North America | (1.0)% | (0.3) pp | 0.0 pp | (1.7) pp | 1.0 % | 7.5 pp | (6.5) pp |
| International Developed Markets | 6.5 % | (0.5) pp | (0.7) pp | (1.8) pp | 9.5 % | 15.6 pp | (6.1) pp |
| Emerging Markets | 5.4 % | (6.6) pp | (0.2) pp | (1.7) pp | 13.9 % | 10.9 pp | 3.0 pp |
| Kraft Heinz | 0.6 % | (0.9) pp | (0.1) pp | (1.8) pp | 3.4 % | 8.9 pp | (5.5) pp |

### Adjusted Operating Income:

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| | (in millions) | | |
| Segment Adjusted Operating Income: | | | |
| North America | $ 5,111 | $ 5,050 | $ 4,735 |
| International Developed Markets | 537 | 522 | 522 |
| Emerging Markets | 321 | 376 | 319 |
| General corporate expenses | (609) | (651) | (587) |
| Restructuring activities | (27) | (60) | (74) |
| Deal costs | — | — | (9) |
| Unrealized gains/(losses) on commodity hedges | 19 | (1) | (63) |
| Impairment losses | (3,669) | (662) | (999) |
| Certain non-ordinary course legal and regulatory matters | — | (2) | (210) |
| Operating income/(loss) | 1,683 | 4,572 | 3,634 |
| Interest expense | 912 | 912 | 921 |
| Other expense/(income) | (85) | 27 | (253) |
| Income/(loss) before income taxes | $ 856 | $ 3,633 | $ 2,966 |

### North America:

| | 2024 Compared to 2023 | | | 2023 Compared to 2022 | | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
| | (in millions) | | | (in millions) | | |
| Net sales | $ 19,543 | $ 20,126 | (2.9)% | $ 20,126 | $ 20,340 | (1.0)% |
| Organic Net Sales[a] | 19,570 | 20,126 | (2.8)% | 20,191 | 19,983 | 1.0 % |
| Segment Adjusted Operating Income | 5,111 | 5,050 | 1.2 % | 5,050 | 4,735 | 6.7 % |

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Net sales decreased 2.9% to $19.5 billion in 2024 compared to $20.1 billion in 2023, including the unfavorable impacts of foreign currency (0.1 pp). Organic Net Sales decreased 2.8% to $19.6 billion in 2024 compared to $20.1 billion in 2023, primarily due to unfavorable volume/mix (4.2 pp), which more than offset higher pricing (1.4 pp). Higher pricing was primarily driven by increases to mitigate higher input costs. Unfavorable volume/mix was primarily due to shifts in consumer behavior due to economic uncertainty, a decline in *Lunchables*, and a temporary plant closure.

Segment Adjusted Operating Income increased 1.2% to $5.1 billion in 2024 compared to $5.1 billion in 2023, primarily driven by higher pricing, lower procurement and logistics costs due, in part, to the beneficial impact from our efficiency initiatives, and lower variable compensation expense. These favorable impacts to Segment Adjusted Operating Income were partially offset by unfavorable volume/mix, increased manufacturing expenses due to increased labor cost, increased SG&A due, in part, to investments in technology, increased depreciation expense, and the unfavorable impact of foreign currency (0.1 pp).

*Fiscal Year 2023 Compared to Fiscal Year 2022:*

Net sales decreased 1.0% to $20.1 billion in 2023 compared to $20.3 billion in 2022, including the decrease from lapping a 53rd week of shipments in the prior period (1.7 pp) and the unfavorable impacts of foreign currency (0.3 pp). Organic Net Sales increased 1.0% to $20.2 billion in 2023 compared to $20.0 billion in 2022, driven by higher pricing (7.5 pp), which more than offset unfavorable volume/mix (6.5 pp). Higher pricing was primarily driven by increases to mitigate higher input costs, particularly in the first half of 2023. Unfavorable volume/mix was primarily due to elasticity impacts from pricing actions and due, in part, to the reduction of Supplemental Nutrition Assistance Program ("SNAP") benefits.

Segment Adjusted Operating Income increased 6.7% to $5.1 billion in 2023 compared to $4.7 billion in 2022, primarily due to higher pricing and the beneficial impact from our efficiency initiatives, which more than offset higher commodity costs, including the impact of realized gains and losses on commodity hedges; unfavorable volume/mix; increased manufacturing expenses; increased SG&A, primarily due to advertising expense; the decrease from lapping a 53rd week of shipments in the prior period (2.3 pp); and the unfavorable impact of foreign currency (0.3 pp).

***International Developed Markets:***

| | 2024 Compared to 2023 | | | 2023 Compared to 2022 | | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
| | (in millions) | | | (in millions) | | |
| Net sales | $ 3,535 | $ 3,623 | (2.4)% | $ 3,623 | $ 3,401 | 6.5 % |
| Organic Net Sales[(a)] | 3,522 | 3,623 | (2.8)% | 3,631 | 3,315 | 9.5 % |
| Segment Adjusted Operating Income | 537 | 522 | 3.0 % | 522 | 522 | — % |

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Net sales decreased 2.4% to $3.5 billion in 2024 compared to $3.6 billion in 2023, including the favorable impacts of foreign currency (0.4 pp). Organic Net Sales decreased 2.8% to $3.5 billion in 2024 compared to $3.6 billion in 2023, primarily due to unfavorable volume/mix (2.8 pp) while pricing remained flat. Unfavorable volume/mix was primarily due to a temporary pause in shipments as a result of a contract negotiation with certain customers in our Continental Europe region, and lower sales in New Zealand due to an inventory reduction by a regional customer.

Segment Adjusted Operating Income increased 3.0% to $0.5 billion in 2024 compared to $0.5 billion in 2023, primarily driven by lower procurement and logistics costs due, in part, to the beneficial impact from our efficiency initiatives, lapping the prior year business disruption caused by Cyclone Gabrielle in Australia and New Zealand, lower variable compensation expense, and the favorable impact of foreign currency (1.8 pp). These favorable impacts to Segment Adjusted Operating Income were partially offset unfavorable volume/mix and increased inflationary pressures in manufacturing expenses.

*Fiscal Year 2023 Compared to Fiscal Year* 2022*:*

Net sales increased 6.5% to $3.6 billion in 2023 compared to $3.4 billion in 2022, including the unfavorable impacts of lapping a 53rd week of shipments in the prior period (1.8 pp), acquisitions and divestitures (0.7 pp), and foreign currency (0.5 pp). Organic Net Sales increased 9.5% to $3.6 billion in 2023 compared to $3.3 billion in 2022 driven by higher pricing (15.6 pp), which more than offset unfavorable volume/mix (6.1 pp). Higher pricing included increases across markets primarily to mitigate higher input costs. Unfavorable volume/mix was primarily due to the elasticity impacts from pricing actions, particularly in our Northern Europe region.

Segment Adjusted Operating Income was flat year over year, at $522 million in both 2023 and 2022. Increases to Segment Adjusted Operating Income were primarily driven by higher pricing offset by higher supply chain costs, reflecting inflationary pressure in procurement, manufacturing, and logistics costs; unfavorable volume/mix; increased SG&A, primarily due to advertising expense; the unfavorable impact from a business disruption in Australia and New Zealand caused by Cyclone Gabrielle; the decrease from lapping a 53rd week of shipments in the prior period (1.5 pp); and the unfavorable impact of foreign currency (0.1 pp).

***Emerging Markets:***

| | 2024 Compared to 2023 | | | 2023 Compared to 2022 | | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | % Change | December 30, 2023 | December 31, 2022 | % Change |
| | (in millions) | | | (in millions) | | |
| Net sales | $ 2,768 | $ 2,891 | (4.3)% | $ 2,891 | $ 2,744 | 5.4 % |
| Organic Net Sales[(a)] | 2,857 | 2,747 | 4.0 % | 2,952 | 2,591 | 13.9 % |
| Segment Adjusted Operating Income | 321 | 376 | (14.7)% | 376 | 319 | 17.6 % |

(a) Organic Net Sales is a non-GAAP financial measure. See the *Non-GAAP Financial Measures* section at the end of this item.

*Fiscal Year 2024 Compared to Fiscal Year 2023:*

Net sales decreased 4.3% to $2.8 billion in 2024 compared to $2.9 billion in 2023, including the unfavorable impacts of foreign currency (6.2 pp) and acquisitions and divestitures (2.1 pp). Organic Net Sales increased 4.0% to $2.9 billion in 2024 compared to $2.7 billion in 2023, primarily driven by higher pricing (3.5 pp) and favorable volume/mix (0.5 pp). Higher pricing was taken primarily in our Eastern Europe and Middle East and Africa ("MEA") regions to address higher input costs, which more than offset lower pricing in Brazil as a result of maintaining price gaps to competition. Favorable volume/mix within our Eastern Europe and MEA more than offset unfavorable volume/mix in Brazil and China.

Segment Adjusted Operating Income decreased 14.7% to $0.3 billion in 2024 compared to $0.4 billion in 2023, primarily due to higher supply chain costs reflecting inflationary pressures in our Eastern Europe and LATAM regions, the unfavorable impact of foreign currency (6.1 pp), and increased SG&A as a result of our investments in our go-to-market strategy, primarily in LATAM. These unfavorable impacts to Segment Adjusted Operating Income more than offset higher pricing, favorable volume/mix, and lower variable compensation expense.

*Fiscal Year 2023 Compared to Fiscal Year 2022:*

Net sales increased 5.4% to $2.9 billion in 2023 compared to $2.7 billion in 2022, including the unfavorable impacts of foreign currency (6.6 pp), lapping a 53rd week of shipments in the prior period (1.7 pp), and acquisitions and divestitures (0.2 pp). Organic Net Sales increased 13.9% to $3.0 billion in 2023 compared to $2.6 billion in 2022, driven by higher pricing (10.9 pp) and favorable volume/mix (3.0 pp). Higher pricing included increases across markets primarily to mitigate higher input costs. Volume/mix was favorable in our Eastern European countries and LATAM region, partially offset by unfavorable volume/mix in our Asia region.

Segment Adjusted Operating Income increased 17.6% to $376 million in 2023 compared to $319 million in 2022, primarily driven by higher pricing and favorable volume/mix, partially offset by higher supply chain costs, reflecting inflationary pressure in LATAM and Eastern Europe regions; increased SG&A due, in part, to investments in advertising and research and development; the unfavorable impact of foreign currency (14.1 pp); increased depreciation expense; and the decrease from lapping a 53rd week of shipments in the prior period (2.7 pp).

**Liquidity and Capital Resources**

We believe that cash generated from our operating activities, commercial paper programs, and Senior Credit Facility will provide sufficient liquidity to meet our working capital needs, repayments of long-term debt, future contractual obligations, payment of our anticipated quarterly dividends, planned capital expenditures, restructuring expenditures, and contributions to our postemployment benefit plans for the next 12 months. An additional potential source of liquidity is access to capital markets. We intend to use our cash on hand and commercial paper programs for daily funding requirements.

*Acquisitions and Divestitures:*

In the first quarter of 2024, we consummated the Russia Infant Transaction for total cash consideration of approximately $25 million, and the Papua New Guinea Transaction for total cash consideration of approximately $22 million, which is to be paid incrementally over two years following the transaction closing date.

In the fourth quarter of 2022, we sold our business-to-business powdered cheese business to a third party, Kerry Group, for cash consideration of approximately $108 million (the "Powdered Cheese Transaction").

In the second quarter of 2022, we acquired a majority of the outstanding equity interests of Companhia Hemmer Indústria e Comércio ("Hemmer"), a Brazilian food and beverage manufacturing company focused on the condiments and sauces category, from certain third-party shareholders (the "Hemmer Acquisition") for cash consideration of approximately $279 million.

In the first quarter of 2022, we acquired 85% of the shares of Just Spices GmbH ("Just Spices"), a German-based company focused on direct-to-consumer sales of premium spice blends, from certain third-party shareholders (the "Just Spices Acquisition") for cash consideration of approximately $243 million. In the third quarter of 2023, we completed the redemption of an additional 5% of the outstanding shares and in the second quarter of 2024, we completed the redemption of the remaining outstanding shares and wholly own Just Spices as of December 28, 2024.

See Note 4, *Acquisitions and Divestitures*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our acquisitions and divestitures.

***Cash Flow Activity for 2024 Compared to 2023:***

*Net Cash Provided by/Used for Operating Activities:*
Net cash provided by operating activities was $4.2 billion for the year ended December 28, 2024 compared to $4.0 billion for the year ended December 30, 2023. This increase was primarily due to lapping the prior year cash payments associated with the settlement of the consolidated securities class action lawsuit and the current year conversion of certain plan assets related to the U.S. postretirement medical plan to cash, which were partially offset by higher cash outflows for variable compensation in the 2024 period compared to the 2023 period and increased cash taxes. See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our legal proceedings and See Note 11, *Postemployment Benefits*, in Item 8 for more additional information on our postemployment benefit plans activities.

*Net Cash Provided by/Used for Investing Activities:*

Net cash used for investing activities was $1.0 billion for the year ended December 28, 2024 compared to net cash used for investing activities of $916 million for the year ended December 30, 2023. This change was primarily driven by our payments to acquire the TGI Friday License and increased capital expenditures. This was offset by proceeds from net investment hedge settlements. Our 2024 capital expenditures were primarily driven by maintenance projects, capital investments focused on generating growth, including capacity expansion, digital projects, and cost improvement projects, as well as capital investments in technology. We expect 2025 capital expenditures to be approximately $1.0 billion.

*Net Cash Provided by/Used for Financing Activities:*

Net cash used for financing activities was $3.0 billion for the year ended December 28, 2024 compared to $2.7 billion for the year ended December 30, 2023. This change was primarily due to increased common stock repurchases pursuant to our publicly announced share repurchase program, partially offset by reduced debt repayments in the current year period compared to the prior year.

**Cash Flow Activity for 2023 Compared to 2022:**

*Net Cash Provided by/Used for Operating Activities:*

Net cash provided by operating activities was $4.0 billion for the year ended December 30, 2023 compared to $2.5 billion for the year ended December 31, 2022. This increase was primarily driven by lower cash outflows in the current year for inventories, primarily related to stock rebuilding in the prior year, lower cash outflows in the current year for cash tax payments driven by cash taxes paid in 2022 related to the Cheese Transaction, higher Adjusted Operating Income in 2023, and lower interest payments in the current period due to the reduction of long-term debt throughout 2022. These impacts were partially offset by cash payments associated with the settlement of the consolidated securities class action lawsuit. See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our legal proceedings.

*Net Cash Provided by/Used for Investing Activities:*

Net cash used for investing activities was $916 million for the year ended December 30, 2023 compared to net cash used for investing activities of $1.1 billion for the year ended December 31, 2022. This change was primarily driven by payments for the Just Spices Acquisition and Hemmer Acquisition in 2022, partially offset by higher proceeds from the settlement of net investment hedges in the prior year period, proceeds from the Powdered Cheese Transaction in 2022, and higher capital expenditures in the current year period. We had 2023 capital expenditures of $1.0 billion compared to 2022 capital expenditures of $916 million.

*Net Cash Provided by/Used for Financing Activities:*

Net cash used for financing activities was $2.7 billion for the year ended December 30, 2023 compared to $3.7 billion for the year ended December 31, 2022. This change was primarily due to proceeds from the issuance of 600 million euro aggregate principal amount floating rate senior notes in 2023 and lower repayments of long-term debt in the current year period, partially offset by increased common stock repurchases primarily driven by our share repurchase program.

See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our debt transactions and Note 18, *Capital Stock*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our share repurchase program.

**Cash Held by International Subsidiaries:**

Of the $1.3 billion cash and cash equivalents on our consolidated balance sheet at December 28, 2024, $781 million was held by international subsidiaries.

Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2024 accumulated earnings of certain international subsidiaries is approximately $80 million. Our undistributed historical earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Our deferred tax liability associated with these undistributed historical earnings was insignificant at December 28, 2024, December 30, 2023, and December 31, 2022, and relates to local withholding taxes that will be owed when this cash is distributed.

**Trade Payables Programs:**

In order to manage our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. We maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell one or more of those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 250 days. All amounts due to participating suppliers are paid to the third party on the original invoice due dates, regardless of whether a particular invoice was sold. The amounts outstanding under these programs were $745 million at December 28, 2024 and $819 million at December 30, 2023. The amounts were included in trade payables on our consolidated balance sheets. See Note 14, *Financing Arrangements*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our trade payables programs.

### *Borrowing Arrangements:*

From time to time, we obtain funding through our commercial paper programs. We had no commercial paper outstanding at December 28, 2024, December 30, 2023, and December 31, 2022. We had no commercial paper outstanding during the year ended December 28, 2024, and the maximum amount of commercial paper outstanding was $150 million during the year ended December 30, 2023 and $198 million during the year ended December 31, 2022.

In July 2022, together with KHFC, our 100% owned operating subsidiary, we entered into a new credit agreement (the "Credit Agreement"), which provides for a five-year senior unsecured revolving credit facility in an aggregate amount of $4.0 billion (the "Senior Credit Facility") and replaced our then-existing credit facility (the "Previous Senior Credit Facility"). On September 27, 2024, we entered into an agreement to extend the maturity date of our Senior Credit Facility from July 8, 2028 to July 8, 2029. Subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

No amounts were drawn on our Senior Credit Facility at December 28, 2024, December 30, 2023, or December 31, 2022. No amounts were drawn on our Senior Credit Facility during the years ended December 28, 2024, December 30, 2023 or December 31, 2022, or on the Previous Senior Credit Facility during the year ended December 31, 2022.

Our credit agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. We were in compliance with all financial covenants as of December 28, 2024.

### *Long-Term Debt:*

Our long-term debt, including the current portion, was $19.9 billion at December 28, 2024, $20.0 billion at December 30, 2023, and $20.1 billion at December 31, 2022. The decrease of debt in 2024 was primarily due to changes in foreign currency exchange rates on our foreign-denominated debt, as well as the 550 million euro aggregate principle amount of senior notes that were repaid at maturity in May 2024, partially offset by the issuance of the 2024 Notes. The decrease of debt in 2023 was primarily due to the repayment of 750 million euro aggregate principal amount of senior notes due in June 2023, which more than offset the issuance of 600 million euro aggregate principal amount of floating rate senior notes issued in May 2023.

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all financial covenants as of December 28, 2024.

See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional information on our long-term debt activity.

### *Equity and Dividends:*

We paid dividends on our common stock of $1.9 billion in 2024, and $2.0 billion in 2023 and 2022. Additionally, in the first quarter of 2025, our Board declared a cash dividend of $0.40 per share of common stock, which is payable on March 28, 2025 to stockholders of record on March 7, 2025.

The declaration of dividends is subject to the discretion of our Board and depends on various factors, including our net income, financial condition, cash requirements, future prospects, and other factors that our Board deems relevant to its analysis and decision making.

On November 27, 2023, we announced that the Board approved a share repurchase program authorizing the Company to purchase up to $3.0 billion, exclusive of fees, of the Company's common stock through December 26, 2026. We are not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means. As of December 28, 2024, we had remaining authorization under the share repurchase program of approximately $1.9 billion. The share repurchase program is in addition to our share repurchases to offset the dilutive effect of equity-based compensation.

*Aggregate Contractual Obligations:*

Related to our current and long-term material cash requirements, the following table summarizes our aggregate contractual obligations at December 28, 2024, which we expect to primarily fund with cash from operating activities (in millions):

| | Material Cash Requirements | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2025 | 2026-2027 | 20208-2029 | 2030 and Thereafter | Total |
| Long-term debt[a] | $ 1,503 | $ 5,366 | $ 3,872 | $ 21,188 | $ 31,929 |
| Finance leases[b] | 37 | 65 | 54 | 58 | 214 |
| Operating leases[c] | 143 | 270 | 201 | 222 | 836 |
| Purchase obligations[d] | 698 | 925 | 460 | 277 | 2,360 |
| Other long-term liabilities[e] | 19 | 35 | 33 | 181 | 268 |
| Total | $ 2,400 | $ 6,661 | $ 4,620 | $ 21,926 | $ 35,607 |

(a) Amounts represent the expected cash payments of our long-term debt, including interest on variable and fixed rate long-term debt. Interest on variable rate long-term debt is calculated based on interest rates at December 28, 2024.

(b) Amounts represent the expected cash payments of our finance leases, including expected cash payments of interest expense.

(c) Operating leases represent the minimum rental commitments under non-cancellable operating leases net of sublease income.

(d) We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction. Several of these obligations are long-term and are based on minimum purchase requirements. Certain purchase obligations contain variable pricing components, and, as a result, actual cash payments are expected to fluctuate based on changes in these variable components. Due to the proprietary nature of some of our materials and processes, certain supply contracts contain penalty provisions for early terminations. We do not believe that a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

(e) Other long-term liabilities primarily consist of estimated payments for the one-time toll charge related to 2017 U.S. tax reform, as well as postretirement benefit commitments. Certain other long-term liabilities related to income taxes, insurance accruals, and other accruals included on the consolidated balance sheet are excluded from the above table as we are unable to estimate the timing of payments for these items.

Pension plan contributions were $7 million in 2024. We estimate that 2025 pension plan contributions will be approximately $6 million. Postretirement benefit plan contributions were $11 million in 2024. We estimate that 2025 postretirement benefit plan contributions will be approximately $11 million. During the fourth quarter of 2024, we amended our U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain postretirement benefit plan contributions for active union employees using $150 million of the retiree plan surplus. See Note 11, *Postemployment Benefits,* in Item 8, *Financial Statements and Supplementary Data*, for additional information on our pension and postretirement plans.

Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2025. Beyond 2025, we are unable to reliably estimate the timing of contributions to our pension or postretirement plans. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension or postretirement asset performance or interest rates, or other factors. As such, estimated pension and postretirement plan contributions for 2025 have been excluded from the above table.

At December 28, 2024, the amount of net unrecognized tax benefits for uncertain tax positions, including an accrual of related interest and penalties along with positions only impacting the timing of tax benefits, was approximately $481 million. The timing of payments will depend on the progress of examinations with tax authorities. We are unable to make a reasonably reliable estimate as to if or when any significant cash settlements with taxing authorities may occur; therefore, we have excluded the amount of net unrecognized tax benefits from the above table.

*Supplemental Guarantor Information:*

The Kraft Heinz Company (as the "Parent Guarantor") fully and unconditionally guarantees all the senior unsecured registered notes (collectively, the "KHFC Senior Notes") issued by KHFC, our 100% owned operating subsidiary (the "Guarantee"). See Note 16, *Debt*, in Item 8, *Financial Statements and Supplementary Data*, for additional descriptions of these guarantees.

The payment of the principal, premium, and interest on the KHFC Senior Notes is fully and unconditionally guaranteed on a senior unsecured basis by the Parent Guarantor, pursuant to the terms and conditions of the applicable indenture. None of the Parent Guarantor's subsidiaries guarantee the KHFC Senior Notes.

The Guarantee is the Parent Guarantor's senior unsecured obligation and is: (i) *pari passu* in right of payment with all of the Parent Guarantor's existing and future senior indebtedness; (ii) senior in right of payment to all of the Parent Guarantor's future subordinated indebtedness; (iii) effectively subordinated to all of the Parent Guarantor's existing and future secured indebtedness to the extent of the value of the assets secured by that indebtedness; and (iv) effectively subordinated to all existing and future indebtedness and other liabilities of the Parent Guarantor's subsidiaries.

The KHFC Senior Notes are obligations exclusively of KHFC and the Parent Guarantor and not of any of the Parent Guarantor's other subsidiaries. Substantially all of the Parent Guarantor's operations are conducted through its subsidiaries. The Parent Guarantor's other subsidiaries are separate legal entities that have no obligation to pay any amounts due under the KHFC Senior Notes or to make any funds available therefor, whether by dividends, loans, or other payments. Except to the extent the Parent Guarantor is a creditor with recognized claims against its subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of its subsidiaries will have priority with respect to the assets of such subsidiaries over its claims (and therefore the claims of its creditors, including holders of the KHFC Senior Notes). Consequently, the KHFC Senior Notes are structurally subordinated to all liabilities of the Parent Guarantor's subsidiaries and any subsidiaries that it may in the future acquire or establish. The obligations of the Parent Guarantor will terminate and be of no further force or effect in the following circumstances: (i) (a) KHFC's exercise of its legal defeasance option or, except in the case of a guarantee of any direct or indirect parent of KHFC, covenant defeasance option in accordance with the applicable indenture, or KHFC's obligations under the applicable indenture have been discharged in accordance with the terms of the applicable indenture or (b) as specified in a supplemental indenture to the applicable indenture; and (ii) the Parent Guarantor has delivered to the trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent provided for in the applicable indenture have been complied with. The Guarantee is limited by its terms to an amount not to exceed the maximum amount that can be guaranteed by the Parent Guarantor without rendering the Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

The following tables present summarized financial information for the Parent Guarantor and KHFC (as subsidiary issuer of the KHFC Senior Notes) (together, the "Obligor Group"), on a combined basis after the elimination of all intercompany balances and transactions between the Parent Guarantor and subsidiary issuer and investments in any subsidiary that is a non-guarantor.

**Summarized Statement of Income**

| | For the Year Ended |
| --- | --- |
| | December 28, 2024 |
| Net sales | $ 16,828 |
| Gross profit[a] | 6,489 |
| Intercompany service fees and other recharges | 4,635 |
| Operating income/(loss) | 1,053 |
| Equity in earnings/(losses) of subsidiaries | 2,552 |
| Net income/(loss) | 2,744 |
| Net income/(loss) attributable to common shareholders | 2,744 |

(a) In 2024, the Obligor Group recorded $455 million of net sales to the non-guarantor subsidiaries and $63 million of purchases from the non-guarantor subsidiaries.

**Summarized Balance Sheets**

| | | December 28, 2024 |
|---|---|---|
| ASSETS | | |
| Current assets | $ | 4,506 |
| Current assets due from affiliates[(a)] | | 445 |
| Non-current assets | | 5,848 |
| Goodwill | | 8,823 |
| Intangible assets, net | | 1,881 |
| Non-current assets due from affiliates[(b)] | | 28 |
| LIABILITIES | | |
| Current liabilities | $ | 5,563 |
| Current liabilities due to affiliates[(a)] | | 1,924 |
| Non-current liabilities | | 22,846 |
| Non-current liabilities due to affiliates[(b)] | | 194 |

(a)  Represents receivables and short-term lending due from and payables and short-term lending due to non-guarantor subsidiaries.

(b)  Represents long-term lending due from and long-term borrowings due to non-guarantor subsidiaries.

## Commodity Trends

We purchase and use large quantities of commodities, including dairy products, meat products, tomato products, sugar and other sweeteners, soybean and vegetable oils, coffee beans, wheat and processed grains, eggs, and other fruits and vegetables to manufacture our products. In addition, we purchase and use significant quantities of plastics, cardboard, resin, glass, and metal to package our products, and we use electricity, diesel fuel, and natural gas in the manufacturing and distribution of our products. We continuously monitor worldwide supply and cost trends of these commodities.

During the year ended December 28, 2024, we experienced increases in certain commodity costs, particularly for tomato products, and soybean and vegetable oils, while costs for dairy products and coffee decreased. We manage commodity cost volatility primarily through pricing and risk management strategies including utilizing a range of commodity hedging techniques in an effort to limit the impact of price fluctuations on many of our principal raw materials. However, we do not fully hedge against changes in commodity prices, and our hedging strategies may not protect us from increases in specific raw material costs. As a result of these risk management strategies, our commodity costs may not immediately correlate with market price trends.

## Critical Accounting Estimates

Note 2, *Significant Accounting Policies*, in Item 8, *Financial Statements and Supplementary Data*, includes a summary of the significant accounting policies we used to prepare our consolidated financial statements. The following is a review of the more significant assumptions and estimates as well as accounting policies we used to prepare our consolidated financial statements.

*Revenue Recognition:*
Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third-party brokers to obtain contracts as expenses as our contracts are generally less than one year.

*Advertising, Consumer Incentives, and Trade Promotions:*
We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in SG&A. For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $1,031 million in 2024, $1,071 million in 2023, and $945 million in 2022. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

***Goodwill and Intangible Assets:***
As of December 28, 2024, we maintain 12 reporting units, eight of which comprise our goodwill balance. These eight reporting units had an aggregate goodwill carrying amount of $28.7 billion at December 28, 2024. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $36.5 billion as of December 28, 2024.

We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units and brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax considerations, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units or brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill or intangible asset impairments.

As detailed in Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, we recorded impairment losses related to goodwill and indefinite-lived intangible assets. Our reporting units and brands that were impaired in 2024, 2023, and 2022 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Accordingly, these and other reporting units and brands that had 20% or less excess fair value over carrying amount as of the 2024 annual impairment test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future.

Reporting units with 10% or less fair value over carrying amount, including reporting units that were impaired as part of the 2024 annual impairment test, resulting in zero excess fair value over carrying value, had an aggregate goodwill carrying amount after impairment of $22.4 billion as of the 2024 annual impairment test and included Taste Elevation, Ready Meals and Snacking ("TMS"), Away from Home & Kraft Heinz Ingredients ("AFH"), Meat & Cheese ("MC"), Canada and North America Coffee ("CNAC"), and Continental Europe. Our Northern Europe reporting unit had 10-20% fair value over carrying amount with an aggregate goodwill carrying amount of $1.7 billion as of the 2024 annual impairment test. Our Hydration & Desserts ("HD") and Asia reporting units had between 20-50% fair value over carrying amount with an aggregate goodwill carrying amount of $4.6 billion as of the 2024 annual impairment test. Our reporting units that have less than 5% excess fair value over carrying amount as of the 2024 annual impairment test are considered at a heightened risk of future impairments and include our TMS, Continental Europe, and AFH reporting units, which had an aggregate goodwill carrying amount of $19.0 billion. Our four remaining reporting units had no goodwill carrying amount at the time of the 2024 annual impairment test.

Our indefinite-lived brands with 10% or less fair value over carrying amount, comprised entirely of brands that were impaired within 2024, resulting in zero excess fair value over carrying amount, had an aggregate carrying amount of $2.6 billion as of the latest test for each brand and included *Oscar Mayer, Lunchables, Claussen*, and *Wattie's*. Brands with 10-20% fair value over carrying amount had an aggregate carrying amount of $14.2 billion as of the latest test for each brand and included *Kraft, Velveeta, A1, and Bagel Bites*. The aggregate carrying amount of brands with fair value over carrying amount between 20-50% was $2.8 billion as of the latest test for each brand. Although the remaining brands, with a carrying amount of $16.9 billion, have more than 50% excess fair value over carrying amount as of the latest test for each brand, these amounts are also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future. Our brands that have less than 5% excess fair value over carrying amount as of the latest test for each brand are considered at a heightened risk of future impairments and include our *Oscar Mayer, Lunchables, Claussen,* and *Wattie's* brands, which had an aggregate carrying amount of $2.6 billion.

We generally utilize the discounted cash flow method under the income approach to estimate the fair value of our reporting units. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each reporting unit (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, long-term growth rates, royalty rates, a discount rate that appropriately reflects the risks inherent in each future cash flow stream, and other market factors. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

We utilize the excess earnings method under the income approach to estimate the fair value of certain of our largest brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each brand (including net sales, cost of products sold, and SG&A), contributory asset charges, income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future earnings attributable to the brand, management's intent to invest in the brand indefinitely, and other market factors. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

We utilize the relief from royalty method under the income approach to estimate the fair value of our remaining brands. Some of the more significant assumptions inherent in estimating the fair values include the estimated future annual net sales for each brand, royalty rates (as a percentage of net sales that would hypothetically be charged by a licensor of the brand to an unrelated licensee), income tax considerations, long-term growth rates, a discount rate that reflects the level of risk associated with the future cost savings attributable to the brand, and management's intent to invest in the brand indefinitely. We selected the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and guideline companies.

The discount rates, long-term growth rates, and royalty rates (for our brands valued utilizing the relief from royalty method) used to estimate the fair values of our reporting units and our brands with 20% or less excess fair value over carrying amount, as well as the goodwill or brand carrying amounts, as of the latest test for each reporting unit and brand were as follows:

| | Goodwill or Brands Carrying Amount (in billions) | Discount Rate | | Long-Term Growth Rate | | Royalty Rate | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Minimum | Maximum | Minimum | Maximum | Minimum | Maximum |
| Reporting units | $ 24.1 | 7.8 % | 12.0 % | 1.3 % | 4.0 % | | |
| Brands (excess earnings method) | 13.2 | 8.3 % | 8.6 % | 1.3 % | 1.8 % | | |
| Brands (relief from royalty method) | 3.6 | 8.4 % | 9.3 % | 0.5 % | 2.0 % | 4.0 % | 20.0 % |

Assumptions used in impairment testing are made at a point in time and require significant judgment; therefore, they are subject to change based on the facts and circumstances present at each annual and interim impairment test date. Additionally, these assumptions are generally interdependent and do not change in isolation. However, as it is reasonably possible that changes in assumptions could occur, as a sensitivity measure, we have presented the estimated effects of isolated changes in discount rates, long-term growth rates, and royalty rates (for our brands valued utilizing the relief from royalty method) on the fair values of our reporting units and brands with 20% or less excess fair value over carrying amount. These estimated changes in fair value are not necessarily representative of the actual impairment that would be recorded in the event of a fair value decline.

If we had changed the assumptions used to estimate the fair value of our reporting units and brands with 20% or less excess fair value over carrying amount, as a result of the latest test for each of these reporting units and brands, these isolated changes, which are reasonably possible to occur, would have led to the following increase/(decrease) in the aggregate fair value of these reporting units and brands (in billions):

| | Discount Rate | | Long-Term Growth Rate | | Royalty Rate | |
| | 50-Basis-Point | | 25-Basis-Point | | 100-Basis-Point | |
| | Increase | Decrease | Increase | Decrease | Increase | Decrease |
|---|---|---|---|---|---|---|
| Reporting units | $ (4.0) | $ 4.7 | $ 2.0 | $ (1.8) | | |
| Brands (excess earnings method) | (1.0) | 1.1 | 0.4 | $ (0.4) | | |
| Brands (relief from royalty method) | (0.2) | 0.3 | 0.1 | (0.1) | $ 0.3 | $ (0.3) |

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 8, *Goodwill and Intangible Assets*, in Item 8, *Financial Statements and Supplementary Data*, for our impairment testing results.

***Postemployment Benefit Plans:***
We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive.

For our postretirement benefit plans, our 2025 health care cost trend rate assumption will be 6.2%. We established this rate based upon our most recent experience as well as our expectation for health care trend rates going forward. We anticipate the weighted average assumed ultimate trend rate will be 4.8%. The year in which the ultimate trend rate is reached varies by plan, ranging between the years 2027 and 2035. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

Our 2025 discount rate assumption will be 5.6% for service cost and 5.2% for interest cost for our postretirement plans. Our 2025 discount rate assumption will be 6.0% for service cost and 5.5% for interest cost for our U.S. pension plans and 5.9% for service cost and 5.3% for interest cost for our non-U.S. pension plans. We model these discount rates using a portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Changes in our discount rates were primarily the result of changes in bond yields year-over-year.

Our 2025 expected return on plan assets will be 6.3% (net of applicable taxes) for our postretirement plans. Our 2025 expected rate of return on plan assets will be 7.0% for our U.S. pension plans and 6.3% for our non-U.S. pension plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, current and future asset allocation, and estimates of future long-term returns by asset class. We attempt to maintain our target asset allocation by re-balancing between asset classes as we make contributions and monthly benefit payments.

While we do not anticipate further changes in the 2025 assumptions for our U.S. and non-U.S. pension and postretirement benefit plans, as a sensitivity measure, a 100-basis-point change in our discount rate or a 100-basis-point change in the expected rate of return on plan assets would have the following effects, increase/(decrease) in cost (in millions):

| | U.S. Plans 100-Basis-Point | | Non-U.S. Plans 100-Basis-Point | |
| --- | --- | --- | --- | --- |
| | Increase | Decrease | Increase | Decrease |
| Effect of change in discount rate on pension costs | $ 8 | $ (10) | $ (3) | $ 3 |
| Effect of change in expected rate of return on plan assets on pension costs | (28) | 28 | (13) | 13 |
| Effect of change in discount rate on postretirement costs | — | — | (1) | 1 |
| Effect of change in expected rate of return on plan assets on postretirement costs | (8) | 8 | — | — |

*Income Taxes:*

We compute our annual tax rate based on the statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we earn income. Significant judgment is required in determining our annual tax rate and in evaluating the uncertainty of our tax positions. We recognize a benefit for tax positions that we believe will more likely than not be sustained upon examination. The amount of benefit recognized is the largest amount of benefit that we believe has more than a 50% probability of being realized upon settlement. We regularly monitor our tax positions and adjust the amount of recognized tax benefit based on our evaluation of information that has become available since the end of our last financial reporting period. The annual tax rate includes the impact of these changes in recognized tax benefits. When adjusting the amount of recognized tax benefits, we do not consider information that has become available after the balance sheet date, however we do disclose the effects of new information whenever those effects would be material to our financial statements. Unrecognized tax benefits represent the difference between the amount of benefit taken or expected to be taken in a tax return and the amount of benefit recognized for financial reporting. These unrecognized tax benefits are recorded primarily within other non-current liabilities on the consolidated balance sheets.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or decrease to income. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period but is not expected to be material to our financial position.

As part of our planning for the changes in the international tax environment, as well as to achieve greater operational synergies, we have enacted changes to our corporate entity structure which included a transfer of and will result in the movement of certain business operations to a wholly-owned subsidiary in the Netherlands resulting in a tax benefit of $3.0 billion recorded as a non-U.S. deferred tax asset in December 2024. The deferred tax asset was recognized as a result of the book and tax basis difference on the business transferred to the Netherlands subsidiary with the tax basis determined by reference to the fair value of the business. In determining the fair value of the business transferred the Company utilized the discounted cash flow method under the income approach and in doing so, we made assumptions that have a significant impact on the fair value including, but not limited to, estimated future annual net cash flows (most significantly estimated future annual net sales), a discount rate that reflects the level of risk associated with the future cash flows of the business, long-term growth rates, income tax rates and other market factors. The associated valuation allowance of $0.6 billion is related to uncertainty in the Pillar Two legislative interpretation and is based on our latest assessment of the total tax benefit that is more likely than not to be realized. The recognition of our future tax benefits associated with this transaction is dependent upon the acceptance of the business valuation and tax basis step-up by the associated taxing authorities.

**New Accounting Pronouncements**

See Note 3, *New Accounting Standards*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of new accounting pronouncements.

**Contingencies**

See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for a discussion of our contingencies.

**Non-GAAP Financial Measures**

The non-GAAP financial measures we provide in this report should be viewed in addition to, and not as an alternative for, results prepared in accordance with U.S. GAAP.

To supplement the consolidated financial statements prepared in accordance with U.S. GAAP, we have presented Organic Net Sales, Adjusted Operating Income, and Adjusted EPS, which are considered non-GAAP financial measures. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable U.S. GAAP financial measures, such as net sales, net income/(loss), operating income(loss), diluted EPS, or other measures prescribed by U.S. GAAP, and there are limitations to using non-GAAP financial measures.

Management uses these non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect our underlying operations. We believe that Organic Net Sales, Adjusted Operating Income, and Adjusted EPS provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis.

Management believes that presenting our non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating our results. We believe that the presentation of these non-GAAP financial measures, when considered together with the corresponding U.S. GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained absent these disclosures.

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. We calculate the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which we calculate the previous year's results using the current year's exchange rate.

Adjusted Operating Income is defined as operating income excluding, when they occur, the impacts restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Adjusted EPS is defined as diluted EPS excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including, when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

The Kraft Heinz Company
Reconciliation of Net Sales to Organic Net Sales
(dollars in millions)
(Unaudited)

| | Net Sales | Currency | Acquisitions and Divestitures | Organic Net Sales | Price | Volume/Mix |
|---|---|---|---|---|---|---|
| **2024** | | | | | | |
| North America | $ 19,543 | $ (27) | $ — | $ 19,570 | | |
| International Developed Markets | 3,535 | 13 | — | 3,522 | | |
| Emerging Markets | 2,768 | (101) | 12 | 2,857 | | |
| Kraft Heinz | $ 25,846 | $ (115) | $ 12 | $ 25,949 | | |
| | | | | | | |
| **2023** | | | | | | |
| North America | $ 20,126 | $ — | $ — | $ 20,126 | | |
| International Developed Markets | 3,623 | — | — | 3,623 | | |
| Emerging Markets | 2,891 | 77 | 67 | 2,747 | | |
| Kraft Heinz | $ 26,640 | $ 77 | $ 67 | $ 26,496 | | |
| **Year-over-year growth rates** | | | | | | |
| North America | (2.9)% | (0.1) pp | 0.0 pp | (2.8)% | 1.4 pp | (4.2) pp |
| International Developed Markets | (2.4)% | 0.4 pp | 0.0 pp | (2.8)% | 0.0 pp | (2.8) pp |
| Emerging Markets | (4.3)% | (6.2) pp | (2.1) pp | 4.0 % | 3.5 pp | 0.5 pp |
| Kraft Heinz | (3.0)% | (0.7) pp | (0.2) pp | (2.1)% | 1.4 pp | (3.5) pp |

| | Net Sales | Impact of Currency | Impact of Acquisitions and Divestitures | Impact of 53rd Week | Organic Net Sales | Price | Volume/Mix |
|---|---|---|---|---|---|---|---|
| **2023** | | | | | | | |
| North America | 20,126 | (65) | — | — | 20,191 | | |
| International Developed Markets | 3,623 | (15) | 7 | — | 3,631 | | |
| Emerging Markets | 2,891 | (88) | 27 | — | 2,952 | | |
| Kraft Heinz | 26,640 | (168) | 34 | — | 26,774 | | |
| | | | | | | | |
| **2022** | | | | | | | |
| North America | 20,340 | — | — | 357 | 19,983 | | |
| International Developed Markets | 3,401 | — | 30 | 56 | 3,315 | | |
| Emerging Markets | 2,744 | 82 | 30 | 41 | 2,591 | | |
| Kraft Heinz | 26,485 | 82 | 60 | 454 | 25,889 | | |
| **Year-over-year growth rates** | | | | | | | |
| North America | (1.0)% | (0.3) pp | 0.0 pp | (1.7) pp | 1.0 % | 7.5 pp | (6.5) pp |
| International Developed Markets | 6.5 % | (0.5) pp | (0.7) pp | (1.8) pp | 9.5 % | 15.6 pp | (6.1) pp |
| Emerging Markets | 5.4 % | (6.6) pp | (0.2) pp | (1.7) pp | 13.9 % | 10.9 pp | 3.0 pp |
| Kraft Heinz | 0.6 % | (0.9) pp | (0.1) pp | (1.8) pp | 3.4 % | 8.9 pp | (5.5) pp |

The Kraft Heinz Company
Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(in millions)
(Unaudited)

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Operating income/(loss) | 1,683 | 4,572 | 3,634 |
| Restructuring activities | 27 | 60 | 74 |
| Deal costs | — | — | 9 |
| Unrealized losses/(gains) on commodity hedges | (19) | 1 | 63 |
| Impairment losses | 3,669 | 662 | 999 |
| Certain non-ordinary course legal and regulatory matters | — | 2 | 210 |
| Adjusted Operating Income | $ 5,360 | $ 5,297 | $ 4,989 |


The Kraft Heinz Company
Reconciliation of Diluted EPS to Adjusted EPS
(Unaudited)


| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Diluted EPS | $ 2.26 | $ 2.31 | $ 1.91 |
| Restructuring activities[a] | 0.01 | 0.16 | 0.05 |
| Unrealized losses/(gains) on commodity hedges[b] | (0.01) | — | 0.04 |
| Impairment losses[c] | 2.58 | 0.50 | 0.70 |
| Certain non-ordinary course legal and regulatory matters[d] | — | — | 0.13 |
| Losses/(gains) on sale of business[e] | 0.05 | — | (0.01) |
| Other losses/(gains) related to acquisitions and divestitures[f] | — | — | (0.02) |
| Nonmonetary currency devaluation[g] | 0.01 | 0.02 | 0.01 |
| Debt prepayment and extinguishment (benefit)/costs[h] | — | — | (0.03) |
| Certain significant discrete income tax items[i] | (1.84) | (0.01) | — |
| Adjusted EPS | $ 3.06 | $ 2.98 | $ 2.78 |

(a) Gross expenses/(income) included in restructuring activities were expenses of $20 million ($18 million after-tax) in 2024, $225 million ($193 million after-tax) in 2023 and $74 million ($56 million after-tax) in 2022 and were recorded in the following income statement line items:

- Cost of products sold included expenses of $8 million in 2024, $57 million in 2023 and $27 million in 2022;

- SG&A included expenses of $19 million in 2024, $3 million in 2023, and $47 million in 2022; and

- Other expense/(income) included income of $7 million in 2024 and expenses of $165 million in 2023. The 2024 income and 2023 expenses primarily relate to the settlement of one of our U.K. defined benefit pension plans. See Note 11, *Postemployment Benefits*, in Item 8, *Financial Statements and Supplementary Data*, for additional information.

(b) Gross expenses/(income) included in unrealized losses/(gains) on commodity hedges were income of $19 million ($15 million after-tax) in 2024, expenses of $1 million ($1 million after-tax) in 2023 and expenses of $63 million ($48 million after-tax) in 2022 and were recorded in cost of products sold.

(c) Gross impairment losses included the following:

- Goodwill impairment losses of $1.6 billion ($1.6 billion after-tax) in 2024, $510 million ($510 million after-tax) in 2023, and $444 million ($444 million after-tax) in 2022, which were recorded in SG&A;

- Intangible asset impairment losses of $2.0 billion ($1.6 billion after-tax) in 2024, $152 million ($116 million after-tax) in 2023, and $469 million ($358 million after-tax) in 2022, which were recorded in SG&A; and

- Property, plant and equipment asset impairment losses of $86 million ($65 million after-tax) in 2022, which were recorded in cost of products sold.

(d) Gross expenses included in certain non-ordinary course legal and regulatory matters were $2 million ($2 million after-tax) in 2023, and $210 million ($161 million after-tax) in 2022 and were recorded in SG&A. See Note 15, *Commitments and Contingencies*, in Item 8, *Financial Statements and Supplementary Data*, for additional information.

(e) Gross expenses/(income) included in losses/(gains) on sale of business were expenses of $81 million ($60 million after-tax) in 2024, income of $4 million (expenses of $3 million after-tax) in 2023, and income of $25 million ($17 million after-tax) in 2022 and were recorded in other expense/(income).

(f) Gross expenses/(income) included in other losses/(gains) related to acquisitions and divestitures were income of $38 million ($29 million after-tax) in 2022 and were recorded in other expense/(income).

(g) Gross expenses included in nonmonetary currency devaluation were $16 million ($16 million after-tax) in 2024, $28 million ($28 million after-tax) in 2023, and $17 million ($17 million after-tax) in 2022 and were recorded in other expense/(income).

(h) Gross expenses/(income) included in debt prepayment and extinguishment (benefit)/costs were income of $38 million ($35 million after-tax) in 2022 and were recorded in interest expense.

(i) Certain significant discrete income tax items were a benefit of $2.2 billion in 2024 and $17 million in 2023. The benefit in 2024 represents the recognition of a foreign deferred tax asset ($3.0 billion) and an associated valuation allowance ($0.6 billion) related to the transfer of business operations to a wholly-owned subsidiary in the Netherlands, partially offset by establishing a valuation allowance against deferred tax assets in our subsidiary in Brazil. The benefit in 2023 represents the reversal of uncertain tax position reserves related to the U.S. Tax Cuts and Jobs Act resulting from a conclusion of the IRS's income tax examination for the year 2017 and the lapsing of the statute of limitations for such year.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

We are exposed to market risks from adverse changes in commodity prices, foreign exchange rates, and interest rates. We monitor and manage these exposures as part of our overall risk management program. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that volatility in these markets may have on our operating results. We maintain risk management policies that principally use derivative financial instruments to reduce significant, unanticipated fluctuations in earnings and cash flows that may arise from variations in commodity prices, foreign currency exchange rates, and interest rates. We manage market risk by incorporating parameters within our risk management strategy that limit the types of derivative instruments, the derivative strategies we use, and the degree of market risk that we hedge with derivative instruments. See Note 2, *Significant Accounting Policies*, and Note 12, *Financial Instruments*, in Item 8, *Financial Statements and Supplementary Data*, for details of our market risk management policies and the financial instruments used to hedge those exposures.

When we use financial instruments, we are exposed to credit risk that a counterparty might fail to fulfill its performance obligations under the terms of our agreement. We minimize our credit risk by entering into transactions with counterparties with investment grade credit ratings, limiting the amount of exposure we have with each counterparty, and monitoring the financial condition of our counterparties. We maintain a policy of requiring that all significant, non-exchange traded derivative contracts are governed by an International Swaps and Derivatives Association master agreement. By policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.

*Effect of Hypothetical 10% Fluctuation in Market Prices:*

The potential gain or loss on the fair value of our outstanding commodity contracts, foreign exchange contracts, and cross-currency swap contracts, assuming a hypothetical 10% fluctuation in commodity prices and foreign currency exchange rates, would have been (in millions):

|  | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Commodity contracts | $ 81 | $ 77 |
| Foreign currency contracts | 165 | 37 |
| Cross-currency swap contracts | 71 | 115 |

It should be noted that any change in the fair value of our derivative contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to foreign currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Our utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in our portfolio of financial instruments are a function of our results of operations, debt repayments and debt issuances, market effects on debt and foreign currency, and our acquisition and divestiture activities.

*Effect of Hypothetical 1% Fluctuation in EURIBOR:*

Based on our current variable rate debt balance as of December 28, 2024, a hypothetical 1% increase in EURIBOR would have an insignificant impact on our annual interest expense.

**Item 8.  Financial Statements and Supplementary Data.**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of The Kraft Heinz Company

*Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of The Kraft Heinz Company and its subsidiaries (the "Company") as of December 28, 2024 and December 30, 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 28, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

*Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Interim and Annual Goodwill Impairment Assessments for Certain Reporting Units*

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $28.7 billion as of December 28, 2024, a significant portion of which related to certain reporting units, Taste Elevation, Ready Meals, and Snacking (TMS), Away from Home & Kraft Heinz Ingredients (AFH), Meat & Cheese (MC), Canada and North America Coffee (CNAC), and Continental Europe (CE). Management tests reporting units for impairment annually as of the first day of the third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are tested for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount, not to exceed the associated carrying amount of goodwill. Management recognized non-cash goodwill impairment losses of $1.6 billion for the year ended December 28, 2024, a significant portion of which related to the AFH, MC, and CE reporting units. Management utilizes the discounted cash flow method under the income approach to estimate the fair value of reporting units. Management's cash flow projections included significant assumptions related to net sales, cost of products sold, selling, general, and administrative costs (SG&A), depreciation and amortization, working capital, capital expenditures, income tax rates, discount rates, long-term growth rates, royalty rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessments (for TMS, AFH, and MC) and annual goodwill impairment assessments (for TMS, AFH, MC, CNAC, and CE) is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to net sales, cost of products sold, SG&A, discount rate, long-term growth rate, and royalty rate, as applicable to the reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the TMS, AFH, MC, CNAC, and CE reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the discounted cash flow method used by management; (iii) testing the completeness and accuracy of underlying data used in the method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to net sales, cost of products sold, SG&A, discount rate, long-term growth rate, and royalty rate, as applicable to the reporting unit. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, royalty rates, discount rates, and long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow method and (ii) the reasonableness of the discount rate and long-term growth rate assumptions, as applicable to the reporting unit.

*Annual Impairment Assessments for Certain Indefinite-Lived Intangible Assets– Individual Brands*

As described in Notes 2 and 8 to the consolidated financial statements, the Company's indefinite-lived intangible assets balance, which consists primarily of individual brands, was $36.5 billion as of December 28, 2024, a portion of which related to certain brands, *Kraft*, *Velveeta*, *Oscar Mayer*, and *Lunchables*. Management tests brands for impairment annually as of the first day of the third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a brand is less than its carrying amount. Brands are tested for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a brand exceeds its estimated fair value, an impairment loss is recorded based on the difference between the fair value and carrying amount. As a result of its annual impairment test, management recognized non-cash indefinite-lived intangible asset impairment losses of $0.6 billion for the year ended December 28, 2024. As disclosed by management, management utilizes either an excess earnings method or relief from royalty method to estimate the fair value of its brands. Using the excess earnings method, management's cash flow projections included significant assumptions relating to net sales, cost of products sold, SG&A, contributory asset charges, income tax considerations, long-term growth rates, discount rates, and other market factors. Using the relief from royalty method, management's cash flow projections included significant assumptions related to net sales, royalty rates, income tax considerations, long-term growth rates, discount rates, and other market factors.

The principal considerations for our determination that performing procedures relating to the annual indefinite-lived intangible impairment assessments (for *Kraft*, *Velveeta*, *Oscar Mayer*, and *Lunchables*) is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the brands; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) net sales, cost of products sold, SG&A, and long-term growth rates, as applicable to the brand, for the excess earnings method and (b) net sales and royalty rates, as applicable to the brand, for the relief from royalty method; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible assets impairment assessment, including controls over the valuation of the *Kraft*, *Velveeta*, *Oscar Mayer*, and *Lunchables* brands. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the brands; (ii) evaluating the appropriateness of the excess earnings and relief from royalty methods used by management; (iii) testing the completeness and accuracy of underlying data used in the methods; and (iv) evaluating the reasonableness of the significant assumptions used by management related to (a) net sales, cost of products sold, SG&A, and long-term growth rates, as applicable to the brand, used for the excess earnings method and (b) net sales and royalty rates, as applicable to the brand, used for the relief from royalty method. Evaluating management's assumptions related to net sales, cost of products sold, SG&A, and long-term growth rates for the excess earnings method and net sales and royalty rates for the relief from royalty method involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the brand; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's excess earnings and relief from royalty methods and (ii) the reasonableness of the long-term growth rate assumption for the excess earnings method and the reasonableness of the royalty rates assumption for the relief from royalty method.

*Valuation of Non-US Deferred Tax Asset Related to the Change in Entity Structure*

As described in Note 9 to the consolidated financial statements, the Company enacted changes to its corporate entity structure, which included a transfer of and will result in the movement of certain business operations to a wholly-owned subsidiary in the Netherlands, resulting in a tax benefit of $3 billion recorded as a non-U.S. deferred tax asset in December 2024. The deferred tax asset was recognized as a result of the book and tax basis difference on the business transferred, with the tax basis determined by reference to the fair value of the business. As disclosed by management, management used the discounted cash flow method to estimate the fair value of the business and made significant assumptions related to net sales, discount rate, long-term growth rate, income tax rates, and other market factors. The recognition of the future tax benefits associated with the transaction are dependent upon the acceptance of the business valuation and tax step-up by the associated taxing authorities.

The principal considerations for our determination that performing procedures relating to the valuation of the non-US deferred tax asset related to the change in entity structure is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the business and related value of the deferred tax asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the recognition of future tax benefits and management's significant assumptions related to net sales, discount rate, long-term growth rate, and income tax rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the valuation of the non-US deferred tax asset related to the change in entity structure, including controls over the valuation of the business transferred. These procedures also included, among others (i) evaluating the positive and negative evidence available to assess management's assessment of the realizability of the deferred tax asset related to the change in entity structure; (ii) testing management's process for developing the fair value estimate of the business, (iii) evaluating the appropriateness of the discounted cash flow method; (iv) testing the completeness and accuracy of underlying data used in the method; and (v) evaluating the reasonableness of the significant assumptions used by management related to net sales, discount rate, long term growth rate, and income tax rates. Evaluating management's significant assumptions related to net sales, discount rate, and long-term growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the transferred business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow method; (ii) the reasonableness of the discount rate, income tax rates, and long-term growth rate assumptions; and (iii) the recognition of future tax benefits associated with this transaction.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 13, 2025

We have served as the Company's or its predecessors' auditor since 1979.

The Kraft Heinz Company
Consolidated Statements of Income
(in millions, except per share data)

| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | |
|---|---:|---|---:|---|---:|---|
| Net sales | $ | 25,846 | $ | 26,640 | $ | 26,485 |
| Cost of products sold | | 16,878 | | 17,714 | | 18,363 |
| Gross profit | | 8,968 | | 8,926 | | 8,122 |
| Selling, general and administrative expenses, excluding impairment losses | | 3,616 | | 3,692 | | 3,575 |
| Goodwill impairment losses | | 1,638 | | 510 | | 444 |
| Intangible asset impairment losses | | 2,031 | | 152 | | 469 |
| Selling, general and administrative expenses | | 7,285 | | 4,354 | | 4,488 |
| Operating income/(loss) | | 1,683 | | 4,572 | | 3,634 |
| Interest expense | | 912 | | 912 | | 921 |
| Other expense/(income) | | (85) | | 27 | | (253) |
| Income/(loss) before income taxes | | 856 | | 3,633 | | 2,966 |
| Provision for/(benefit from) income taxes | | (1,890) | | 787 | | 598 |
| Net income/(loss) | | 2,746 | | 2,846 | | 2,368 |
| Net income/(loss) attributable to noncontrolling interest | | 2 | | (9) | | 5 |
| Net income/(loss) attributable to common shareholders | $ | 2,744 | $ | 2,855 | $ | 2,363 |
| Per share data applicable to common shareholders: | | | | | | |
| Basic earnings/(loss) | $ | 2.27 | $ | 2.33 | $ | 1.93 |
| Diluted earnings/(loss) | | 2.26 | | 2.31 | | 1.91 |

See accompanying notes to the consolidated financial statements.

The Kraft Heinz Company
Consolidated Statements of Comprehensive Income
(in millions)

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Net income/(loss) | $ 2,746 | $ 2,846 | $ 2,368 |
| Other comprehensive income/(loss), net of tax: | | | |
| Foreign currency translation adjustments | (513) | 309 | (914) |
| Net deferred gains/(losses) on net investment hedges | 121 | (119) | 343 |
| Amounts excluded from the effectiveness assessment of net investment hedges | 38 | 28 | 32 |
| Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss) | (38) | (27) | (28) |
| Net deferred gains/(losses) on cash flow hedges | 21 | 3 | (72) |
| Amounts excluded from the effectiveness assessment of cash flow hedges | 6 | 19 | 14 |
| Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss) | 39 | (50) | 26 |
| Amounts excluded from the effectiveness assessment of fair value hedges | (23) | — | — |
| Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss) | (3) | — | — |
| Net actuarial gains/(losses) arising during the period | 35 | (70) | (386) |
| Prior service credits/(costs) arising during the period | (7) | — | — |
| Net postemployment benefit losses/(gains) reclassified to net income/(loss) | (14) | 115 | (8) |
| Total other comprehensive income/(loss) | (338) | 208 | (993) |
| Total comprehensive income/(loss) | 2,408 | 3,054 | 1,375 |
| Comprehensive income/(loss) attributable to noncontrolling interest | (25) | (7) | (2) |
| Comprehensive income/(loss) attributable to common shareholders | $ 2,433 | $ 3,061 | $ 1,377 |

See accompanying notes to the consolidated financial statements.

# The Kraft Heinz Company
## Consolidated Balance Sheets
### (in millions, except per share data)

| | December 28, 2024 | December 30, 2023 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,334 | $ 1,400 |
| Trade receivables (net of allowances of $26 at December 28, 2024 and $38 at December 30, 2023) | 2,147 | 2,112 |
| Inventories | 3,376 | 3,614 |
| Prepaid expenses | 215 | 234 |
| Other current assets | 583 | 569 |
| Total current assets | 7,655 | 7,929 |
| Property, plant and equipment, net | 7,152 | 7,122 |
| Goodwill | 28,673 | 30,459 |
| Intangible assets, net | 40,099 | 42,448 |
| Other non-current assets | 4,708 | 2,381 |
| TOTAL ASSETS | $ 88,287 | $ 90,339 |
| **LIABILITIES AND EQUITY** | | |
| Current portion of long-term debt | 654 | 638 |
| Accounts payable | 4,188 | 4,627 |
| Accrued marketing | 697 | 733 |
| Interest payable | 263 | 258 |
| Other current liabilities | 1,451 | 1,781 |
| Total current liabilities | 7,253 | 8,037 |
| Long-term debt | 19,215 | 19,394 |
| Deferred income taxes | 9,679 | 10,201 |
| Accrued postemployment costs | 135 | 143 |
| Long-term deferred income | 1,374 | 1,424 |
| Other non-current liabilities | 1,306 | 1,418 |
| TOTAL LIABILITIES | 38,962 | 40,617 |
| Commitments and Contingencies (Note 15) | | |
| Redeemable noncontrolling interest | 6 | 34 |
| Equity: | | |
| Common stock, $0.01 par value (5,000 shares authorized; 1,254 shares issued and 1,195 shares outstanding at December 28, 2024; 1,249 shares issued and 1,218 shares outstanding at December 30, 2023) | 12 | 12 |
| Additional paid-in capital | 52,135 | 52,037 |
| Retained earnings | 2,171 | 1,367 |
| Accumulated other comprehensive income/(losses) | (2,915) | (2,604) |
| Treasury stock, at cost (59 shares at December 28, 2024 and 31 shares at December 30, 2023) | (2,218) | (1,286) |
| Total shareholders' equity | 49,185 | 49,526 |
| Noncontrolling interest | 134 | 162 |
| TOTAL EQUITY | 49,319 | 49,688 |
| TOTAL LIABILITIES AND EQUITY | $ 88,287 | $ 90,339 |

See accompanying notes to the consolidated financial statements.

# The Kraft Heinz Company
## Consolidated Statements of Equity
### (in millions)

| | Common Stock | Additional Paid-in Capital | Retained Earnings/ (Deficit) | Accumulated Other Comprehensive Income/(Losses) | Treasury Stock, at Cost | Noncontrolling Interest | Total Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 25, 2021** | $ 12 | $ 53,379 | $ (1,682) | $ (1,824) | $ (587) | $ 150 | $ 49,448 |
| Net income/(loss) excluding redeemable noncontrolling interest | — | — | 2,363 | — | — | 9 | 2,372 |
| Other comprehensive income/(loss) excluding redeemable noncontrolling interest | — | — | — | (986) | — | (4) | (990) |
| Dividends declared-common stock ($1.60 per share) | — | (1,779) | (193) | — | — | — | (1,972) |
| Dividends declared-noncontrolling interest ($100.30 per share) | — | — | — | — | — | (7) | (7) |
| Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other | — | 234 | 1 | — | (260) | 4 | (21) |
| **Balance at December 31, 2022** | 12 | 51,834 | 489 | (2,810) | (847) | 152 | 48,830 |
| Net income/(loss) excluding redeemable noncontrolling interest | — | — | 2,855 | — | — | 1 | 2,856 |
| Other comprehensive income/(loss) excluding redeemable noncontrolling interest | — | — | — | 206 | — | — | 206 |
| Dividends declared-common stock ($1.60 per share) | — | — | (1,977) | — | — | — | (1,977) |
| Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other | — | 203 | — | — | (439) | 9 | (227) |
| **Balance at December 30, 2023** | 12 | 52,037 | 1,367 | (2,604) | (1,286) | 162 | 49,688 |
| Net income/(loss) excluding redeemable noncontrolling interest | — | — | 2,744 | — | — | 2 | 2,746 |
| Other comprehensive income/(loss) excluding redeemable noncontrolling interest | — | — | — | (311) | — | (20) | (331) |
| Dividends declared-common stock ($1.60 per share) | — | — | (1,940) | — | — | — | (1,940) |
| Dividends declared-noncontrolling interest ($98.77 per share on January 31, 2024 and $95.03 per share on December 11, 2024) | — | — | — | — | — | (14) | (14) |
| Repurchase of common stock | — | — | — | — | (939) | — | (939) |
| Exercise of stock options, issuance of other stock awards, and other | — | 98 | — | — | 7 | 4 | 109 |
| **Balance at December 28, 2024** | $ 12 | $ 52,135 | $ 2,171 | $ (2,915) | $ (2,218) | $ 134 | $ 49,319 |

See accompanying notes to the consolidated financial statements.

# The Kraft Heinz Company
## Consolidated Statements of Cash Flows
### (in millions)

| | | December 28, 2024 | | December 30, 2023 | | December 31, 2022 |
|---|---|---:|---|---:|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | | | | |
| Net income/(loss) | $ | 2,746 | $ | 2,846 | $ | 2,368 |
| Adjustments to reconcile net income/(loss) to operating cash flows: | | | | | | |
| Depreciation and amortization | | 948 | | 961 | | 933 |
| Divestiture-related license income | | (54) | | (54) | | (56) |
| Equity award compensation expense | | 109 | | 141 | | 148 |
| Deferred income tax provision/(benefit) | | (2,857) | | 17 | | (278) |
| Postemployment benefit plan asset transfers/(contributions) | | 161 | | (22) | | (23) |
| Goodwill and intangible asset impairment losses | | 3,669 | | 662 | | 913 |
| Nonmonetary currency devaluation | | 16 | | 28 | | 17 |
| Loss/(gain) on sale of business | | 81 | | (4) | | (25) |
| Loss/(gain) on extinguishment of debt | | — | | — | | (38) |
| Other items, net | | (46) | | 207 | | (7) |
| Changes in current assets and liabilities: | | | | | | |
| Trade receivables | | (139) | | 18 | | (228) |
| Inventories | | (6) | | (106) | | (1,121) |
| Accounts payable | | (308) | | (295) | | 152 |
| Other current assets | | (38) | | 139 | | (314) |
| Other current liabilities | | (98) | | (562) | | 28 |
| Net cash provided by/(used for) operating activities | | 4,184 | | 3,976 | | 2,469 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | | | | |
| Capital expenditures | | (1,024) | | (1,013) | | (916) |
| Payments to acquire business, net of cash acquired | | — | | — | | (481) |
| Payments to acquire intangible assets | | (140) | | — | | — |
| Settlement of net investment hedges | | 75 | | 31 | | 208 |
| Proceeds from sale of business, net of cash disposed and working capital adjustments | | 8 | | — | | 88 |
| Other investing activities, net | | 58 | | 66 | | 10 |
| Net cash provided by/(used for) investing activities | | (1,023) | | (916) | | (1,091) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | | | | |
| Repayments of long-term debt | | (618) | | (848) | | (1,465) |
| Proceeds from issuance of long-term debt | | 594 | | 657 | | — |
| Debt prepayment and extinguishment benefit/(costs) | | — | | — | | 10 |
| Proceeds from issuance of commercial paper | | — | | 150 | | 228 |
| Repayments of commercial paper | | — | | (150) | | (228) |
| Dividends paid | | (1,931) | | (1,965) | | (1,960) |
| Repurchases of common stock | | (988) | | (455) | | (280) |
| Other financing activities, net | | (65) | | (67) | | (19) |
| Net cash provided by/(used for) financing activities | | (3,008) | | (2,678) | | (3,714) |
| Effect of exchange rate changes on cash, cash equivalents, and restricted cash | | (71) | | (19) | | (69) |
| Cash, cash equivalents, and restricted cash | | | | | | |
| Net increase/(decrease) | | 82 | | 363 | | (2,405) |
| Balance at beginning of period | | 1,404 | | 1,041 | | 3,446 |
| Balance at end of period | $ | 1,486 | $ | 1,404 | $ | 1,041 |
| **CASH PAID DURING THE PERIOD FOR:** | | | | | | |
| Interest | $ | 906 | $ | 896 | $ | 937 |
| Income taxes, net of refunds | | 967 | | 932 | | 1,260 |

See accompanying notes to the consolidated financial statements.

# Note 1.  Basis of Presentation

## Organization

On July 2, 2015 (the "2015 Merger Date"), through a series of transactions, we consummated the merger of Kraft Foods Group, Inc. ("Kraft") with and into a wholly-owned subsidiary of H.J. Heinz Holding Corporation ("Heinz") (the "2015 Merger"). At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company.

We operate on a 52- or 53-week fiscal year ending on the last Saturday in December in each calendar year. Unless the context requires otherwise, references to years and quarters contained herein pertain to our fiscal years and fiscal quarters. Our 2024 fiscal year was a 52-week period that ended on December 28, 2024, our 2023 fiscal year was a 52-week period that ended on December 30, 2023, and our 2022 fiscal year was a 53-week period that ended on December 31, 2022.

## Principles of Consolidation

The consolidated financial statements include The Kraft Heinz Company and all of our controlled subsidiaries. All intercompany transactions are eliminated.

## Reportable Segments

In the first quarter of 2024, we divided our International segment into three operating segments — Europe and Pacific Developed Markets ("EPDM" or "International Developed Markets"), West and East Emerging Markets ("WEEM"), and Asia Emerging Markets ("AEM") — to enable enhanced focus on the different strategies required for each of these regions as part of our long-term strategic plan.

Subsequently, we manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets.

## Use of Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires us to make accounting policy elections, estimates, and assumptions that affect the reported amount of assets, liabilities, reserves, and expenses. These accounting policy elections, estimates, and assumptions are based on our best estimates and judgments. We evaluate our policy elections, estimates, and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. We believe these estimates to be reasonable given the current facts available. We adjust our policy elections, estimates, and assumptions when facts and circumstances dictate. Market volatility, including foreign currency exchange rates, increases the uncertainty inherent in our estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. If actual amounts differ from estimates, we include the revisions in our consolidated results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our consolidated financial statements.

## Reclassifications

We made reclassifications and adjustments to certain previously reported financial information to conform to our current period presentation.

## Held for Sale

At December 28, 2024, assets classified as held for sale were insignificant. At December 30, 2023, we classified certain assets as held for sale recorded in other current assets in our consolidated balance sheet, primarily relating to land use rights across the globe.

**Cash**, **Cash Equivalents**, **and Restricted Cash**

Cash equivalents include term deposits with banks, money market funds, and all highly liquid investments with original maturities of three months or less. The fair value of cash equivalents approximates the carrying amount. Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in other current assets or other non-current assets, as applicable, on the consolidated balance sheets. At December 28, 2024, we had restricted cash of $31 million recorded in other current assets and restricted cash of $121 million recorded in other non-current assets. At December 30, 2023, we had restricted cash of $3 million recorded in other current assets and restricted cash of $1 million recorded in other non-current assets. The year-over-year increase was due to the conversion of certain assets related to the U.S. postretirement medical plan to cash. See Note 11, *Postemployment Benefits*, for additional information. Total cash, cash equivalents, and restricted cash was $1,486 million at December 28, 2024 and $1,404 million at December 30, 2023.

## Note 2. Significant Accounting Policies

### *Revenue Recognition:*
Our revenues are primarily derived from customer orders for the purchase of our products. We recognize revenues as performance obligations are fulfilled when control passes to our customers. We record revenues net of variable consideration, including consumer incentives and performance obligations related to trade promotions, excluding taxes, and including all shipping and handling charges billed to customers (accounting for shipping and handling charges that occur after the transfer of control as fulfillment costs). We also record a refund liability for estimated product returns and customer allowances as reductions to revenues within the same period that the revenue is recognized. We base these estimates principally on historical and current period experience factors. We recognize costs paid to third-party brokers to obtain contracts as expenses as our contracts are generally less than one year.

### *Advertising, Consumer Incentives, and Trade Promotions:*
We promote our products with advertising, consumer incentives, and performance obligations related to trade promotions. Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, performance-based in-store display activities, and volume-based incentives. Variable consideration related to consumer incentive and trade promotion activities is recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization, redemption rates, and/or current period experience factors. We review and adjust these estimates at least quarterly based on actual experience and other information.

Advertising expenses are recorded in selling, general and administrative expenses ("SG&A"). For interim reporting purposes, we charge advertising to operations as a percentage of estimated full year sales activity and marketing costs. We then review and adjust these estimates each quarter based on actual experience and other information. Our definition of advertising expenses includes advertising production costs, in-store advertising costs, agency fees, brand promotions and events, and sponsorships, in addition to costs to obtain advertising in television, radio, print, digital, and social channels. We recorded advertising expenses of $1,031 million in 2024, $1,071 million in 2023, and $945 million in 2022. We also incur market research costs, which are recorded in SG&A but are excluded from advertising expenses.

### *Research and Development Expense:*
We expense costs as incurred for product research and development within SG&A. Research and development expenses were approximately $150 million in 2024, $147 million in 2023, and $127 million in 2022.

### *Stock-Based Compensation:*
We recognize compensation costs related to equity awards on a straight-line basis over the vesting period of the award, which is generally three to five years, or on a straight-line basis over the requisite service period for each separately vesting portion of the awards. These costs are primarily recognized within SG&A. We estimate expected forfeitures rather than recognizing forfeitures as they occur in determining our equity award compensation costs. We classify equity award compensation costs primarily within general corporate expenses. See Note 10, *Employees' Stock Incentive Plans*, for additional information.

### *Divestiture-Related License Income*
In 2020, we entered into a definitive agreement with a third party, an affiliate of Groupe Lactalis ("Lactalis") to sell certain assets in our global cheese business, as well as to license the *Kraft*, *Velveeta* and *Philadelphia* trademarks, for a total consideration of approximately $3.3 billion. Of the $3.3 billion total consideration, approximately $1.6 billion was attributed to the licensing of the *Kraft*, *Velveeta* and *Philadelphia* trademarks based on the estimated fair value of the licensed portion of each brand. The license income related to the perpetual licenses of the *Kraft* and *Velveeta* brands are recognized over a period of approximately 30 years. The license income related to the transitional license of the *Philadelphia* brand was recognized over a period of approximately three years. We recognized license income of approximately $54 million in 2024 and 2023, and $56 million in 2022, which is recorded as a reduction to SG&A. Related to this agreement, we have recorded approximately $1.4 billion in long-term deferred income and $54 million in other current liabilities at December 28, 2024, and $1.4 billion in long-term deferred income and $55 million in other current liabilities at December 30, 2023 on the consolidated balance sheet.

***Postemployment Benefit Plans:***

We maintain various retirement plans for the majority of our employees. These include pension benefits, postretirement health care benefits, and defined contribution benefits. The cost of these plans is charged to expense over an appropriate term based on, among other things, the cost component and whether the plan is active or inactive. Changes in the fair value of our plan assets result in net actuarial gains or losses. These net actuarial gains and losses are deferred into accumulated other comprehensive income/(losses) and amortized within other expense/(income) in future periods using the corridor approach. The corridor is 10% of the greater of the market-related value of the plan's asset or projected benefit obligation. Any actuarial gains and losses in excess of the corridor are then amortized over an appropriate term based on whether the plan is active or inactive. See Note 11, *Postemployment Benefits*, for additional information.

***Income Taxes:***

We recognize income taxes based on amounts refundable or payable for the current year and record deferred tax assets or liabilities for any difference between the financial reporting and tax basis of our assets and liabilities. We also recognize deferred tax assets for temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax assets are included in other non-current assets on the consolidated balance sheet. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities, and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss and other carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect our results in the period of such change.

We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, we consider future taxable income, future legislative developments, and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, we would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding adjustment to our provision for/(benefit from) income taxes. The resolution of tax reserves and changes in valuation allowances could be material to our results of operations for any period, but is not expected to be material to our financial position.

***Common Stock and Preferred Stock Dividends:***

Dividends are recorded as a reduction to retained earnings. When we have an accumulated retained deficit, dividends are recorded as a reduction of additional paid-in capital.

***Inventories:***

Inventories are stated at the lower of cost or net realizable value. We value inventories primarily using the average cost method.

***Property, Plant and Equipment:***

Property, plant and equipment are stated at historical cost and depreciated on the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from three years to 20 years and buildings and improvements over periods up to 40 years. Capitalized software costs are included in property, plant and equipment if we have the contractual right to take possession of the software at any time and it is feasible for us to either run the software on our own hardware or contract with a third party to host the software. These costs are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed seven years. We review long-lived assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

***Hosted Cloud Computing Arrangement that is a Service Contract:***

Deferred implementation costs for hosted cloud computing service arrangements are stated at historical cost and amortized on a straight-line basis over the term of the hosting arrangement that the implementation costs relate to. Deferred implementation costs to be amortized during the next 12 months for these arrangements are included in prepaid expenses and amortized to SG&A. All remaining amounts to be amortized are included in other non-current assets. The corresponding cash flows related to these arrangements will be reported within operating activities. We review the deferred implementation costs for impairment when we believe the deferred costs may no longer be recoverable. Such conditions could include situations where the arrangement is not expected to provide substantive service potential, a significant change occurs in the manner in which the arrangement is used or expected to be used, including early cancellation or termination of the arrangement, or situations where the arrangement has had, or will have, a significant change made to it. In instances where we have concluded that an impairment exists, we accelerate the deferred costs on the consolidated balance sheet for immediate expense recognition in SG&A.

***Goodwill and Intangible Assets:***

We maintain 12 reporting units, eight of which comprise our goodwill balance. Our indefinite-lived intangible asset balance primarily consists of a number of individual brands. We test our reporting units and brands for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections, disposals of significant brands or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, or loss of a customer, supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, changes in income tax rates, changes in interest rates, or changes in management strategy. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. We test brands for impairment by comparing the estimated fair value of each brand with its carrying amount. If the carrying amount of a reporting unit or brand exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount, in the case of reporting units, not to exceed the associated carrying amount of goodwill.

Definite-lived intangible assets are amortized on a straight-line basis over the estimated periods benefited. We review definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the business climate, current-period operating or cash flow losses, significant declines in forecasted operations, or a current expectation that an asset group will be disposed of before the end of its useful life. We perform undiscounted operating cash flow analyses to determine if an impairment exists. When testing for impairment of definite-lived intangible assets held for use, we group assets at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, the loss is calculated based on estimated fair value. Impairment losses on definite-lived intangible assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

See Note 8, *Goodwill and Intangible Assets*, for additional information.

***Leases:***

We determine whether a contract is or contains a lease at contract inception based on the presence of identified assets and our right to obtain substantially all the economic benefit from and to direct the use of such assets. When we determine a lease exists, we record a right-of-use ("ROU") asset and corresponding lease liability on our consolidated balance sheet. ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized at the lease commencement date at the value of the lease liability and are adjusted for any prepayments, lease incentives received, and initial direct costs incurred. Lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. As the discount rate implicit in the lease is not readily determinable in most of our leases, we use our incremental borrowing rate (dependent on tenor and currency and adjusted to reflect collateralization) based on the information available at the lease commencement date in determining the present value of lease payments. Our lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets.

We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense over the shorter of the estimated useful life of the underlying assets or the lease term. In instances of title transfer, expense is recognized over the useful life. Interest expense on a finance lease is recognized using the effective interest method over the lease term.

We have lease agreements with non-lease components that relate to the lease components (e.g., common area maintenance such as cleaning or landscaping, insurance, etc.). We generally account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes. Accordingly, all costs associated with a lease contract are accounted for as lease costs.

Certain leasing arrangements require variable payments that are dependent on usage or output or may vary for other reasons, such as insurance and tax payments. Variable lease payments that do not depend on an index or rate are excluded from lease payments in the measurement of the ROU asset and lease liability and are recognized as expense in the period in which the payment occurs.

Our lease agreements typically do not include significant restrictions or covenants, and residual value guarantees are generally not included within our leases.

See Note 17, *Leases*, for additional information.

### *Financial Instruments:*

As we source our commodities on global markets and periodically enter into financing or other arrangements abroad, we use a variety of risk management strategies and financial instruments to manage commodity price, foreign currency exchange rate, and interest rate risks. Our risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on our operating results. One way we do this is through actively hedging our risks through the use of derivative instruments. As a matter of policy, we do not use highly leveraged derivative instruments, nor do we use financial instruments for speculative purposes.

Derivatives are recorded on our consolidated balance sheets as assets or liabilities at fair value, which fluctuates based on changing market conditions.

Certain derivatives are designated as cash flow hedges or fair value hedges and qualify for hedge accounting treatment, while others are not designated as hedging instruments and are marked to market through net income/(loss). The gains and losses on cash flow hedges are deferred as a component of accumulated other comprehensive income/(losses) and are recognized in net income/(loss) at the time the hedged item affects net income/(loss), in the same line item as the underlying hedged item. The gains/(losses) on fair value hedges are recognized in net income/(loss) at the time the hedged item affects net income/(loss), in the same line item as the underlying hedged item. The excluded component on cash flow hedges and fair value hedges is recognized in net income/(loss) over the life of the hedging relationship in the same income statement line item as the underlying hedged item. We also designate certain derivatives and non-derivatives as net investment hedges to hedge the net assets of certain foreign subsidiaries which are exposed to volatility in foreign currency exchange rates. Changes in the value of these derivatives and remeasurements of our non-derivatives designated as net investment hedges are calculated each period using the spot method, with changes reported in foreign currency translation adjustments within accumulated other comprehensive income/(losses). Such amounts will remain in accumulated other comprehensive income/(losses) until the complete or substantially complete liquidation of our investment in the underlying foreign operations. The excluded component on derivatives designated as net investment hedges is recognized in net income/(loss) within interest expense. The income statement classification of gains and losses related to derivative instruments not designated as hedging instruments is determined based on the underlying intent of the contracts. Cash flows related to the settlement of derivative instruments designated as net investment hedges of foreign operations are classified in the consolidated statements of cash flows within investing activities. All other cash flows related to derivative instruments are classified in the same line item as the cash flows of the related hedged item, which can be within operating, investing, or financing activities.

To qualify for hedge accounting, a specified level of hedging effectiveness between the hedging instrument and the item being hedged must be achieved at inception and maintained throughout the hedged period. When a hedging instrument no longer meets the specified level of hedging effectiveness, we reclassify the related hedge gains or losses previously deferred into other comprehensive income/(losses) to net income/(loss) within other expense/(income). We formally document our risk management objectives, our strategies for undertaking the various hedge transactions, the nature of and relationships between the hedging instruments and hedged items, and the method for assessing hedge effectiveness. Additionally, for qualified hedges of forecasted transactions, we specifically identify the significant characteristics and expected terms of the forecasted transactions. If it becomes probable that a forecasted transaction will not occur, the hedge will no longer be effective and all of the derivative gains or losses would be recognized in net income/(loss) in the current period.

Unrealized gains and losses on our commodity derivatives not designated as hedging instruments are recorded in cost of products sold and are included within general corporate expenses until realized. Once realized, the gains and losses are included within the applicable segment operating results.

Our designated and undesignated derivative contracts include:

- *Net investment hedges.* We have numerous investments in our foreign subsidiaries, the net assets of which are exposed to volatility in foreign currency exchange rates. We manage this risk by utilizing derivative and non-derivative instruments, including cross-currency swap contracts, foreign exchange contracts, and certain foreign currency denominated debt designated as net investment hedges. We exclude the interest accruals and any off-market values on cross-currency swap contracts and the forward points on foreign exchange forward contracts from the assessment and measurement of hedge effectiveness. We recognize the interest accruals and any amortization of off-market values on cross-currency swap contracts in net income/(loss) within interest expense. We amortize the forward points on foreign exchange contracts into net income/(loss) within interest expense over the life of the hedging relationship.

- *Foreign currency cash flow hedges.* We use various financial instruments to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. Our principal foreign currency exposures that are hedged include the euro, Canadian dollar, and British pound sterling. These instruments include cross-currency swap contracts and foreign exchange forward and option contracts. Substantially all of these derivative instruments are highly effective and qualify for hedge accounting treatment. We exclude the interest accruals on cross-currency swap contracts (when interest is not a hedged item) and the forward points and option premiums or discounts on foreign exchange contracts from the assessment and measurement of hedge effectiveness and amortize such amounts into net income/(loss) in the same line item as the underlying hedged item over the life of the hedging relationship.

- *Interest rate cash flow hedges.* From time to time, we have used derivative instruments, including interest rate swaps and treasury locks, as part of our interest rate risk management strategy. We have primarily used interest rate swaps and treasury locks to hedge the variability of interest payment cash flows on a portion of our future debt obligations.

- *Foreign currency fair value hedges.* We use derivative instruments to hedge changes in the fair value of foreign currency denominated assets or liabilities due to changes in exchange rates. These instruments may include cross-currency swap contracts and foreign exchange forward contracts. The gains/(losses) on the hedged item, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our derivative instrument, which is reported in the same income statement line item in the same period. The amounts excluded from the assessment of effectiveness are recognized in earnings over the life of the hedge on a systematic and rational basis in the same line item as the hedged item.

- *Commodity derivatives.* We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. We enter into commodity purchase contracts primarily for dairy products, vegetable oils, coffee beans, corn, wheat products, sugar cane and meat products. These commodity purchase contracts generally are not subject to the accounting requirements for derivative instruments and hedging activities under the normal purchases and normal sales exception. We also use commodity futures, options, and swaps to economically hedge the price of certain commodity costs, including the commodities noted above, as well as diesel fuel, packaging products, and natural gas. We do not designate these commodity contracts as hedging instruments. We also occasionally use futures to economically cross hedge a commodity exposure.

See Note 12, *Financial Instruments*, for additional information.

**Translation of Foreign Currencies:**
For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each period end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Foreign currency translation adjustments arising from the use of differing exchange rates from period to period are included as a component of accumulated other comprehensive income/(losses) on our consolidated balance sheet. Gains and losses from foreign currency transactions are included in net income/(loss) for the period.

*Highly Inflationary Accounting:*
We apply highly inflationary accounting if the cumulative inflation rate in an economy for a three-year period meets or exceeds 100%. Under highly inflationary accounting, the financial statements of a subsidiary are remeasured into our reporting currency (U.S. dollars) based on the legally available exchange rate at which we expect to settle the underlying transactions. Exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in other expense/(income) on our consolidated statement of income, rather than accumulated other comprehensive income/(losses) on our consolidated balance sheet, until such time as the economy is no longer considered highly inflationary. Certain non-monetary assets and liabilities are recorded at the applicable historical exchange rates. In 2024, we applied highly inflationary accounting to the results of our subsidiaries in Turkey, Venezuela, Argentina, Egypt, and Nigeria which resulted in nonmonetary currency devaluation losses in other expense/(income) of $16 million as of December 28, 2024. In 2023 and 2022, we applied highly inflationary accounting to the results of our subsidiaries in Turkey, Venezuela, and Argentina which resulted in nonmonetary currency devaluation losses in other expense/(income) of $28 million as of December 30, 2023, and $17 million as of December 31, 2022. The net monetary assets of each of our subsidiaries in Turkey, Venezuela, Argentina, Egypt, and Nigeria were insignificant at December 28, 2024. Our results of operations in Turkey, Venezuela, Argentina, Egypt, and Nigeria reflect those of controlled subsidiaries.

## Note 3. New Accounting Standards

**Accounting Standards Adopted in the Current Year**

*Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures:*
In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07 to improve segment disclosure requirements under Accounting Standards Codification ("ASC") 280, *Segment Reporting,* through enhancing disclosures about significant segment expenses. The guidance requires entities to provide significant segment expenses that are regularly provided to the chief operating decision maker and other segment expenses included in each reported measure of segment profitability. This ASU also enhances interim segment reporting requirements by aligning interim disclosures with information that must be disclosed annually in accordance with ASC 280. We adopted this ASU in the fourth quarter of 2024 and added certain disclosures in Note 20, *Segment Reporting*. The disclosures were applied retrospectively and impacted all prior periods presented. There was no other impact to our financial statement disclosures as a result of adopting this ASU.

**Accounting Standards Not Yet Adopted**

*Income Taxes (Topic 740) – Improvements to Income Tax Disclosures:*
In December 2023, the FASB issued ASU 2023-09 to improve income tax disclosure requirements under ASC 740, *Income Taxes*. The guidance requires entities to provide separate information about a reporting entity's effective tax rate reconciliation and about income taxes paid. This ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. While the standard will require additional disclosures related to the Company's income taxes, we do not expect this ASU to have an impact on our financial statements.

*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40):*
In November 2024, the FASB issued ASU 2024-03 to improve financial reporting under ASC 220, *Income Statement-Reporting Comprehensive Income*. The guidance requires entities to disclose additional information about specific expense categories related to cost of sales and SG&A in the notes to financial statements at interim and annual reporting periods. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are still evaluating the impacts this ASU will have on our financial statements and related disclosures.

## Note 4. Acquisitions and Divestitures

**Acquisitions**

*Hemmer Acquisition:*
On March 31, 2022 (the "Hemmer Acquisition Date"), we acquired a majority of the outstanding equity interests of Companhia Hemmer Indústria e Comércio ("Hemmer"), a Brazilian food and beverage manufacturing company focused on the condiments and sauces category, from certain third-party shareholders (the "Hemmer Acquisition").

The Hemmer Acquisition was accounted for under the acquisition method of accounting for business combinations. Total cash consideration related to the Hemmer Acquisition was approximately 1.3 billion Brazilian reais (approximately $279 million at the Hemmer Acquisition Date). A noncontrolling interest was recognized at fair value, which was determined to be the noncontrolling interest's proportionate share of the acquiree's identifiable net assets, as of the Hemmer Acquisition Date. As of the Hemmer Acquisition Date, we acquired 94% of the outstanding shares of Hemmer. In the third quarter of 2022, we completed the redemption of the remaining outstanding shares and own 100% of the controlling interest in Hemmer.

We entered into foreign exchange derivative contracts to economically hedge the foreign currency exposure related to the cash consideration for the Hemmer Acquisition. See Note 12, *Financial Instruments*, for additional information.

We utilized fair values at the Hemmer Acquisition Date to allocate the total consideration exchanged to the net tangible and intangible assets acquired and liabilities assumed.

The purchase price allocation for the Hemmer Acquisition was final as of the first quarter of 2023.

The final purchase price allocation to assets acquired and liabilities assumed in the Hemmer Acquisition was (in millions):

|  | Final Allocation |
|---|---|
| Cash | $ 1 |
| Trade receivables | 13 |
| Inventories | 17 |
| Other current assets | 2 |
| Property, plant and equipment, net | 14 |
| Identifiable intangible assets | 122 |
| Other non-current assets | 17 |
| Short-term debt | (9) |
| Trade payables | (11) |
| Other current liabilities | (31) |
| Long-term debt | (11) |
| Other non-current liabilities | (44) |
| Net assets acquired | 80 |
| Noncontrolling interest | (16) |
| Goodwill on acquisition | 215 |
| Total consideration | $ 279 |

The Hemmer Acquisition preliminarily resulted in $219 million of non-tax deductible goodwill relating principally to Hemmer's long-term experience and large presence operating in emerging markets. This goodwill was assigned to the Latin America ("LATAM") reporting unit within Emerging Markets. In 2022, certain insignificant measurement period adjustments were made to the initial allocation, and the final amount of goodwill was adjusted to $215 million. In the fourth quarter of 2022, a portion of the goodwill became tax deductible following the merger of Hemmer into our existing legal entity structure. As part of our 2024 annual impairment test, we fully impaired the goodwill related to our LATAM reporting unit, and there is no goodwill carrying value remaining as of December 28, 2024. See Note 8, *Goodwill and Intangible Assets*, for additional information.

The final purchase price allocation to identifiable intangible assets acquired in the Hemmer Acquisition was:

|  | Fair Value (in millions of dollars) | Weighted Average Life (in years) |
|---|---|---|
| Definite-lived trademarks | $ 101 | 13 |
| Customer-related assets | 21 | 15 |
| Total | $ 122 | |

We valued trademarks using the relief from royalty method and customer-related assets using the distributor method. Some of the more significant assumptions inherent in developing the valuations included the estimated annual net cash flows for each definite-lived intangible asset (including net sales, cost of products sold, selling and marketing costs, and working capital/contributory asset charges), the discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset's life cycle, and competitive trends, as well as other factors. We determined the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and market comparables.

We used carrying values as of the Hemmer Acquisition Date to value certain current and non-current assets and liabilities, as we determined that they represented the fair value of those items at such date.

*Just Spices Acquisition:*
On January 18, 2022 (the "Just Spices Acquisition Date"), we acquired 85% of the shares of Just Spices GmbH ("Just Spices"), a German-based company focused on direct-to-consumer sales of premium spice blends, from certain third-party shareholders (the "Just Spices Acquisition").

The Just Spices Acquisition was accounted for under the acquisition method of accounting for business combinations. Total cash consideration related to the Just Spices Acquisition was approximately 214 million euros (approximately $243 million at the Just Spices Acquisition Date). A noncontrolling interest was recognized at fair value, which was determined to be the noncontrolling interest's proportionate share of the acquiree's identifiable net assets, as of the Just Spices Acquisition Date. Under the terms of certain transaction agreements, Just Spices' other equity holders each have a put option to require us to purchase the remaining equity interests beginning three years after the Just Spices Acquisition Date. If the put option is not exercised, we have a call option to acquire the remaining equity interests of Just Spices. Considering the contractual terms related to the noncontrolling interest, it is classified as redeemable noncontrolling interest on our consolidated balance sheet.

Subsequent to the Just Spices Acquisition, the redeemable noncontrolling interest is measured at the greater of the amount that would be paid if settlement occurred as of the balance sheet date based on the contractually defined redemption value and its carrying amount adjusted for the net income/(loss) attributable to the noncontrolling interest. In the third quarter of 2023, we completed the redemption of an additional 5% of the outstanding shares. In the second quarter of 2024, we completed the redemption of the remaining outstanding shares and wholly own Just Spices as of December 28, 2024. We utilized fair values at the Just Spices Acquisition Date to allocate the total consideration exchanged to the net tangible and intangible assets acquired and liabilities assumed. The purchase price allocation for the Just Spices Acquisition was final as of the fourth quarter of 2022.

The final purchase price allocation to assets acquired and liabilities assumed in the Just Spices Acquisition was (in millions):

|  | Final Allocation |
| --- | --- |
| Cash | $ 2 |
| Trade receivables | 4 |
| Inventories | 7 |
| Other current assets | 9 |
| Property, plant and equipment, net | 1 |
| Identifiable intangible assets | 172 |
| Other non-current assets | 7 |
| Trade payables | (10) |
| Other current liabilities | (12) |
| Other non-current liabilities | (54) |
| Net assets acquired | 126 |
| Redeemable noncontrolling interest | (39) |
| Goodwill on acquisition | 156 |
| Total consideration | $ 243 |

The Just Spices Acquisition preliminarily resulted in $167 million of non-tax deductible goodwill relating principally to Just Spices' social media presence. This goodwill was assigned to the Continental Europe reporting unit within our International Developed Markets segment. In 2022, certain insignificant measurement period adjustments were made to the initial allocation, and the final amount of goodwill was adjusted to $156 million. See Note 8, *Goodwill and Intangible Assets*, for additional information.

The final purchase price allocation to identifiable intangible assets acquired in the Just Spices Acquisition was:

| | Fair Value (in millions of dollars) | Weighted Average Life (in years) |
|---|---|---|
| Definite-lived trademarks | $ 72 | 10 |
| Customer-related assets | 100 | 15 |
| Total | $ 172 | |

We valued trademarks using the relief from royalty method and customer-related assets using the distributor method. Some of the more significant assumptions inherent in developing the valuations included the estimated annual net cash flows for each definite-lived intangible asset (including net sales, cost of products sold, selling and marketing costs, and working capital/contributory asset charges), the discount rate that appropriately reflects the risk inherent in each future cash flow stream, the assessment of each asset's life cycle, and competitive trends, as well as other factors. We determined the assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated product category growth rates, management's plans, and comparable market transactions.

We used carrying values as of the Just Spices Acquisition Date to value certain current and non-current assets and liabilities, as we determined that they represented the fair value of those items at such date.

***Deal Costs:***
Related to our acquisitions, we incurred insignificant deal costs in 2024, 2023 and 2022. We recognized these deal costs in SG&A.

**Divestitures**

***Russia Infant Transaction:***
On March 11, 2024, we closed and finalized the sale of our infant nutrition business in Russia to a third party for total cash consideration of approximately $25 million (the "Russia Infant Transaction"). As a result of the Russia Infant Transaction, we recognized an insignificant pre-tax gain in other expense/(income) on our condensed consolidated statement of income in the first quarter of 2024.

***Papua New Guinea Transaction:***
On February 5, 2024, we closed and finalized the sale of 100% of the equity interests in our Papua New Guinea subsidiary, Hugo Canning Company Limited, to a third party for total cash consideration of approximately $22 million, which is to be paid incrementally over two years following the transaction closing date (the "Papua New Guinea Transaction"). As a result of the Papua New Guinea Transaction, we recognized a pre-tax loss on sale of business of approximately $80 million in other expense/(income) on our condensed consolidated statement of income in the first quarter of 2024, of which approximately $41 million relates to the release of accumulated foreign currency losses.

***Powdered Cheese Transaction:***
In August 2022, we entered into a definitive agreement with a third party, Kerry Group, to sell our business-to-business powdered cheese business (the "Powdered Cheese Transaction"). The net assets transferred in the Powdered Cheese Transaction include, among other things, the Albany, Minnesota manufacturing facility (collectively, the "Powdered Cheese Disposal Group").

The Powdered Cheese Transaction closed in the fourth quarter of 2022 for total cash consideration of approximately $108 million. As a result of the Powered Cheese Transaction closing, we recognized a pre-tax gain on sale of business of approximately $26 million in other expense/(income) on our consolidated statement of income.

***Deal Costs:***
Related to our divestitures, we incurred insignificant deal costs in 2024, 2023, and 2022. We recognized these deal costs in SG&A.

**Note 5.  Restructuring Activities**

As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP. These include severance and employee benefit costs and other exit costs. Severance and employee benefit costs primarily relate to cash severance, non-cash severance, and pension and other termination benefits. Other exit costs primarily relate to lease and contract terminations. We also incur expenses that are an integral component of, and directly attributable to, our restructuring activities, which do not qualify as exit and disposal costs under U.S. GAAP. These include asset-related costs and other restructuring costs. Asset-related costs primarily relate to accelerated depreciation and asset impairment charges. Other restructuring costs primarily relate to start-up costs of new facilities, professional fees, asset relocation costs, costs to exit facilities, and costs associated with restructuring benefit plans.

Employee severance and other termination benefit packages are primarily determined based on established benefit arrangements, local statutory requirements, and historical benefit practices. We recognize the contractual component of these benefits when payment is probable and estimable; additional elements of severance and termination benefits associated with non-recurring benefits are recognized ratably over each employee's required future service period. Charges for accelerated depreciation are recognized on long-lived assets that will be taken out of service before the end of their normal service, in which case depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Asset impairments establish a new fair value basis for assets held for disposal or sale, and those assets are written down to expected net realizable value if carrying value exceeds fair value. All other costs are recognized as incurred.

### *Restructuring Activities:*

We have restructuring programs globally, which are focused primarily on streamlining our organizational design. We eliminated approximately 270 positions in 2024. As of December 28, 2024, we expect to eliminate approximately 740 additional positions in 2025 across all zones. In 2024, restructuring activities resulted in net expenses of $20 million and included a net expense of $21 million of severance and employee benefit costs, a net benefit of $2 million of other exit costs, and a net expense of $1 million of asset-related cost. Restructuring activities resulted in expenses of $225 million in 2023 and $74 million in 2022.

Our net liability balance for restructuring project costs that qualify as exit and disposal costs under U.S. GAAP was (in millions):

| | Severance and Employee Benefit Costs | Other Exit Costs | Total |
|---|---|---|---|
| Balance at December 30, 2023 | $ 23 | $ 14 | $ 37 |
| Charges/(credits) | 21 | (2) | 19 |
| Cash payments | (16) | (1) | (17) |
| Non-cash utilization | 1 | — | 1 |
| Balance at December 28, 2024 | $ 29 | $ 11 | $ 40 |

We expect the majority of the liability for severance and employee benefit costs as of December 28, 2024 to be paid by the second quarter of 2025. The liability for other exit costs primarily relates to lease obligations. The cash impact of these obligations will continue for the duration of the lease terms, which expire between 2026 and 2031.

### *Total Expenses/(Income):*

Total expense/(income) related to restructuring activities by income statement caption, were (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Severance and employee benefit costs - Cost of products sold | $ 2 | $ 9 | $ 1 |
| Severance and employee benefit costs - SG&A | 19 | 9 | 33 |
| Severance and employee benefit costs - Other expense/(income) | — | 3 | — |
| Asset-related costs - Cost of products sold | — | 42 | 12 |
| Asset-related costs - SG&A | 1 | (1) | — |
| Other costs - Cost of products sold | 6 | 6 | 14 |
| Other costs - SG&A | (1) | (5) | 14 |
| Other costs - Other expense/(income) | (7) | 162 | — |
| | $ 20 | $ 225 | $ 74 |

We do not include our restructuring activities within Segment Adjusted Operating Income (as defined in Note 20, *Segment Reporting*). The pre-tax impact of allocating such expenses/(income) to our segments would have been (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| North America | $ 4 | $ 15 | $ 40 |
| International Developed Markets | (2) | 166 | 12 |
| Emerging Markets[a] | 9 | 50 | 12 |
| General corporate expenses | 9 | (6) | 10 |
| | $ 20 | $ 225 | $ 74 |

(a)   Emerging Markets represents the aggregation of our WEEM and AEM operating segments.

### Note 6. Inventories

Inventories consisted of the following (in millions):

|  | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Packaging and ingredients | $ 950 | $ 1,014 |
| Spare parts | 245 | 233 |
| Work in process | 310 | 338 |
| Finished products | 1,871 | 2,029 |
| Inventories | $ 3,376 | $ 3,614 |

### Note 7. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following (in millions):

|  | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Land | $ 193 | $ 203 |
| Buildings and improvements | 2,846 | 2,705 |
| Equipment, software and other | 7,689 | 7,735 |
| Construction in progress | 1,161 | 1,282 |
|  | 11,889 | 11,925 |
| Accumulated depreciation | (4,737) | (4,803) |
| Property, plant and equipment, net | $ 7,152 | $ 7,122 |

At December 30, 2023, property, plant and equipment, net, excluded amounts classified as held for sale. Depreciation expense was $696 million in 2024, $710 million in 2023, and $672 million in 2022.

### Note 8. Goodwill and Intangible Assets

As described in Note 1, *Basis of Presentation*, in the first quarter of 2024, we divided our International segment into three operating segments — EPDM, WEEM, and AEM. While this reorganization resulted in a change to our operating segments, it did not impact the existing composition of our reporting units that formerly comprised the goodwill balance of our International segment — Northern Europe, Continental Europe, Latin America ("LATAM"), and Asia — and, therefore, was not indicative of an impairment triggering event. We have reflected the impact of this segment change in all historical periods presented.

On March 31, 2024, which was the first day of our second quarter of 2024, certain organizational changes occurred that impacted our reporting unit composition within our North America segment (the "Q2 North America reorganization"). Two of our North America reporting units — Taste, Meals, and Away From Home ("TMA"), and Fresh, Beverages, and Desserts ("FBD") — were reorganized into the four reporting units: Taste Elevation, Ready Meals and Snacking ("TMS"), Hydration & Desserts ("HD"), Meat & Cheese ("MC"), and Away from Home & Kraft Heinz Ingredients ("AFH"). The Canada and North America Coffee ("CNAC") and Other North America reporting units were not impacted by this reorganization.

*Goodwill:*

Changes in the carrying amount of goodwill, by segment, were (in millions):

|  | North America | International Developed Markets | Emerging Markets | Total |
|---|---|---|---|---|
| Balance at December 31, 2022 | $ 27,685 | $ 2,634 | $ 514 | $ 30,833 |
| Impairment losses | (452) | (58) | — | (510) |
| Translation adjustments and other | 15 | 111 | 10 | 136 |
| Balance at December 30, 2023 | $ 27,248 | $ 2,687 | $ 524 | $ 30,459 |
| Impairment losses | (959) | (495) | (184) | (1,638) |
| Translation adjustments and other | (57) | (58) | (33) | (148) |
| Balance at December 28, 2024 | $ 26,232 | $ 2,134 | $ 307 | $ 28,673 |

In 2024, we recorded non-cash goodwill impairment losses of $959 million within our North America segment, $495 million within our International Developed Markets segment, and $184 million within Emerging Markets as a result of our 2024 goodwill impairment testing discussed below. The remaining impact to goodwill in 2024 primarily related to translation adjustments.

In 2023, we recorded non-cash goodwill impairment losses of $452 million within our North America segment and $58 million within our International Developed Markets segment as a result of our 2023 goodwill impairment testing discussed below. The remaining impact to goodwill in 2023 primarily related to translation adjustments.

*2024 Goodwill Impairment Testing*

As a result of the Q2 North America reorganization, we reassigned assets and liabilities to the applicable reporting units and allocated goodwill using the relative fair value approach. We performed an interim impairment test (or "2024 transition test") on the affected reporting units on both a pre- and post-reorganization basis.

As part of our Q2 North America pre-reorganization impairment test of the TMA and FBD reporting units, we utilized the discounted cash flow method under the income approach to estimate the fair values as of March 31, 2024, for these two reporting units and concluded that the fair value of these reporting units exceeded their carrying values and no impairment was recorded.

We performed our Q2 North America post-reorganization impairment test as of March 31, 2024, and tested the new North America reporting units (TMS, HD, MC and AFH). We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q2 North America post-reorganization impairment test, we recognized a non-cash impairment loss of approximately $854 million in SG&A in our North America segment in the second quarter of 2024. The $854 million impairment loss related to our MC reporting unit, which had a goodwill carrying amount of approximately $2.5 billion after impairment. The impairment of our MC reporting unit was driven by the disaggregation of the former FBD reporting unit, which previously held all the net assets for the HD and MC reporting units as well as the Snacking category of TMS. The other three reporting units for which no impairment charge was required were TMS, which had a goodwill carrying amount of approximately $15.9 billion; HD, which had a goodwill carrying amount of approximately $4.3 billion; and AFH, which had a goodwill carrying amount of approximately $2.8 billion.

We performed our 2024 annual impairment test as of June 30, 2024, which was the first day of our third quarter of 2024. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2024 annual impairment test, we recognized non-cash goodwill impairment losses in SG&A of approximately $495 million related to our Continental Europe reporting unit within our International Developed Markets segment, $184 million related to our LATAM reporting unit within Emerging Markets, and $105 million related to our AFH reporting unit within our North America segment. The impairment of our Continental Europe reporting unit was primarily driven by a reduction of future year profitability assumptions from prior estimates in non-core categories and the *Just Spices* business, as well as higher intercompany royalty expenses resulting from a change in our product mix. The impairment of our LATAM reporting unit was primarily driven by a reduction of future year profitability assumptions from prior estimates and negative macroeconomic factors, including weakening of the foreign currency exchange rate of the Brazilian real relative to the U.S. dollar. After these impairments, the goodwill carrying amount was approximately $2.7 billion in our AFH reporting unit, approximately $485 million in our Continental Europe reporting unit, and there is no goodwill carrying value remaining in our LATAM reporting unit.

As of our 2024 annual impairment test, our reporting units with 20% or less fair value over carrying amount had an aggregate goodwill carrying amount of $24.1 billion and included TMS, AFH, MC, Northern Europe, CNAC, and Continental Europe. Our HD and Asia reporting units had 20-50% fair value over carrying amount with an aggregate goodwill carrying amount of $4.6 billion as of our 2024 annual impairment test date.

As of December 28, 2024, we maintain 12 reporting units, eight of which comprise our goodwill balance. These eight reporting units had an aggregate goodwill carrying amount of $28.7 billion at December 28, 2024. Accumulated impairment losses to goodwill were $13.5 billion as of December 28, 2024 and $11.8 billion at December 30, 2023.

*2023 Goodwill Impairment Testing*

We performed our 2023 annual impairment test as of July 2, 2023, which was the first day of our third quarter of 2023. In performing this test, we incorporated information that was known through the date of filing of our Quarterly Report on Form 10-Q for the period ended September 30, 2023. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our 2023 annual impairment test, we recognized a non-cash goodwill impairment loss of approximately $510 million in SG&A, which included a $452 million impairment loss in our Canada and North America Coffee ("CNAC") reporting unit within our North America segment and a $58 million impairment loss in our Continental Europe reporting unit within our International Developed Markets segment. These impairments were primarily driven by an increase in the discount rate, which was impacted by higher interest rates, a decline in market capitalization, and other market inputs.

*2022 Goodwill Impairment Testing*

We historically tested our reporting units and brands for impairment annually as of the first day of our second quarter, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or brand is less than its carrying amount. As discussed in further detail below, we performed an annual test as of March 27, 2022, the first day of our second quarter (the "Q2 2022 Annual Impairment Test"). Beginning in the third quarter of 2022 and for subsequent annual periods, we voluntarily changed the annual impairment assessment date to the first day of our third quarter and performed an additional annual impairment test as of June 26, 2022 (the "Q3 2022 Annual Impairment Test").

In the second quarter of 2022, we changed our reporting and reportable segments and combined our United States and Canada zones to form the North America zone. As a result of these changes, the composition of certain reporting units changed and we performed an interim impairment test (or transition test) on the affected reporting units on both a pre- and post-reorganization basis.

We performed our pre-reorganization impairment test as of March 27, 2022, which was our first day of the second quarter of 2022. There were six reporting units affected by the reassignment of assets and liabilities that maintained a goodwill balance as of our pre-reorganization impairment test date. These reporting units were Enhancers, Specialty, and Away From Home ("ESA"); Kids, Snacks, and Beverages ("KSB"); Meal Foundations and Coffee ("MFC"); Puerto Rico; Canada Retail; and Canada Foodservice. One other reporting unit did not have a goodwill balance as of our pre-reorganization impairment test date.

As part of our pre-reorganization impairment test, we utilized the discounted cash flow method under the income approach to estimate the fair values as of March 27, 2022 for the six reporting units noted above. As a result of our pre-reorganization impairment test, we recognized a non-cash impairment loss of approximately $235 million in SG&A in our North America segment in the second quarter of 2022. This included a $221 million impairment loss related to our Canada Retail reporting unit, and a $14 million impairment loss related to our Puerto Rico reporting unit. The impairment of our Canada Retail reporting unit was primarily driven by an increase in the discount rate, which was impacted by higher interest rates and other market inputs, as well as a revised downward outlook for operating margin. The impairment of our Puerto Rico reporting unit was primarily driven by a revised downward outlook for operating margin. The remaining reporting units tested as part of our pre-reorganization impairment test each had excess fair value over carrying amount as of March 27, 2022.

We performed our post-reorganization impairment test in conjunction with our Q2 2022 Annual Impairment Test and tested the new North America reporting units (TMA, FBD, CNAC, and Other North America) along with the reporting units in our former International segment. The new North America reporting units' goodwill carrying amounts for the post-reorganization and Q2 2022 Annual Impairment Test reflected the pre-reorganization test results, including impairments recorded. We tested our reporting units for impairment as of the first day of our second quarter, which was March 27, 2022 for our Q2 2022 Annual Impairment Test. In performing this test, we incorporated information that was known through the date of filing our Quarterly Report on Form 10-Q for the period ended June 25, 2022. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q2 2022 Annual Impairment Test, we determined that the fair value of each of the reporting units tested was in excess of its carrying amount.

We performed our Q3 2022 Annual Impairment Test as of June 26, 2022, which was the first day of our third quarter of 2022. In performing this test, we incorporated information that was known through the date of filing of our Quarterly Report on Form 10-Q for the period ended September 24, 2022. We utilized the discounted cash flow method under the income approach to estimate the fair value of our reporting units. As a result of our Q3 2022 Annual Impairment Test, we recognized a non-cash impairment loss of approximately $220 million in SG&A in our North America segment related to our CNAC reporting unit. The impairment of our CNAC reporting unit was primarily driven by reduced revenue growth assumptions and negative macroeconomic factors, including increased interest rates and foreign currency exchange rates for the Canadian dollar relative to the U.S. dollar.

*Additional Goodwill Considerations*

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows (including net sales, cost of products sold, SG&A, depreciation and amortization, working capital, and capital expenditures), income tax rates, discount rates, long-term growth rates, royalty rates, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our reporting units might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to goodwill impairments.

Our reporting units that were impaired in 2024, 2023, and 2022 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Accordingly, our reporting units that had 20% or less excess fair value over carrying amount as of our 2024 annual impairment test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Although the remaining reporting units had more than 20% excess fair value over carrying amount as of our 2024 annual impairment test, this amount is also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future.

During the fourth quarter of 2024, certain organizational changes were announced that are expected to impact our future internal reporting and reporting units. We expect to combine the Northern Europe ("NE") and Continental Europe ("CE") reporting units into one reporting unit, Western Europe, in an effort to drive efficiencies in our organizational structure and reporting processes. We anticipate this change will become effective in the first quarter of 2025 and will require us to reallocate the existing goodwill from the former reporting units, NE and CE, into the new reporting unit, Western Europe.

***Indefinite-lived intangible assets:***
Changes in the carrying amount of indefinite-lived intangible assets, which primarily consisted of trademarks, were (in millions):

| | | |
|---|---|---|
| Balance at December 31, 2022 | $ | 38,552 |
| Impairment losses | | (152) |
| Transfers to definite-lived intangible assets | | (73) |
| Translation adjustments and other | | 175 |
| Balance at December 30, 2023 | $ | 38,502 |
| Impairment losses | | (1,903) |
| Translation adjustments and other | | (143) |
| Balance at December 28, 2024 | $ | 36,456 |

*2024 Indefinite-Lived Intangible Asset Impairment Testing*

Our indefinite-lived intangible asset balance primarily consists of a number of individual brands, which had an aggregate carrying amount of $36.5 billion at December 28, 2024.

As a result of our 2024 annual impairment test as of June 30, 2024, we recognized non-cash intangible asset impairment losses of $593 million in SG&A in the third quarter of 2024 related to our *Lunchables, Claussen,* and *Wattie's* brands. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $560 million in our North America segment and $33 million in our International Developed Markets segment, consistent with ownership of the trademarks. The impairments of the *Lunchables* and *Wattie's* brands were primarily due to a reduction of future year revenue growth and margin assumptions from prior estimates. The impairment of the *Claussen* brand was primarily due to a reduction of future year margin assumptions from prior estimates. After these impairments, the aggregate carrying amount of these brands was $1.2 billion.

During the fourth quarter of 2024, we recognized a non-cash intangible asset impairment loss of $1.3 billion in SG&A related to our *Oscar Mayer* brand. The impairment was due to additional perceived risk in achieving our long-term cash flow forecasts for the meats business.

Brands with 20% or less fair value over carrying amount had an aggregate carrying amount after impairment of $16.8 billion as of the latest test for each brand, brands with 20-50% fair value over carrying amount had an aggregate carrying amount of $2.8 billion as of the latest test for each brand, and brands that had over 50% fair value over carrying amount had an aggregate carrying amount of $16.9 billion as of the latest test for each brand.

*2023 Indefinite-Lived Intangible Asset Impairment Testing*

As a result of our 2023 annual impairment test as of July 2, 2023, we recognized non-cash intangible asset impairment losses of $152 million in SG&A in the third quarter of 2023 related to *Maxwell House, Cool Whip,* and two other brands. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $139 million in our North America segment and $13 million in our International Developed Markets segment, consistent with ownership of the trademarks. The impairment of these four brands was primarily due to an increase in the discount rate, which was impacted by higher interest rates, a decline in market capitalization, and other market inputs, as well as sustained expectations of declining revenue growth in future years, and decreased margin expectations.

As part of our 2023 annual impairment test, we reclassified two indefinite-lived intangible assets to definite-lived intangible assets related to trademarks in our International Developed Markets segment and in Emerging Markets that had a history of impairment and expectations of limited capital investment. After the fair value assessment of these brands as part of our 2023 annual impairment test, we transferred $73 million from indefinite-lived intangible assets to definite-lived trademarks as of July 2, 2023 and recognized six months of amortization expense as of December 30, 2023.

*2022 Indefinite-Lived Intangible Asset Impairment Testing*

We performed our Q2 2022 Annual Impairment Test as of March 27, 2022, which was the first day of our second quarter in 2022. As a result of our Q2 2022 Annual Impairment Test, we recognized a non-cash impairment loss of $395 million in SG&A in our North America segment in the second quarter of 2022 related to four brands, *Maxwell House*, *Miracle Whip*, *Jet Puffed*, and *Classico.* We utilized the relief from royalty method under the income approach to estimate the fair values of the *Maxwell House, Jet Puffed*, and *Classico* brands and the excess earnings method under the income approach to estimate the fair value of the *Miracle Whip* brand. The impairments of the *Maxwell House, Jet Puffed*, and *Classico* brands were primarily due to downward revisions in expected future operating margins as well as an increase in the discount rate, which was impacted by higher interest rates and other market inputs. The impairment of the *Miracle Whip* brand was primarily due to an increase in the discount rate as well as downward revisions in expected future operating margins due to changes in expectations for commodity input costs, including soybean oil.

We performed our Q3 2022 Annual Impairment Test as of June 26, 2022, which was our first day of the third quarter of 2022. As a result of our Q3 2022 Annual Impairment Test we recognized a non-cash impairment loss of $67 million in SG&A in the third quarter of 2022 related to two brands, *Jet Puffed* and *Plasmon*. We utilized the relief from royalty method under the income approach to estimate the fair values and recorded non-cash impairment losses of $50 million in our North America segment and $17 million in our International Developed Markets segment, consistent with ownership of the trademarks. The impairment of these brands was primarily due to reduced revenue growth assumptions.

*Additional Indefinite-Lived Intangible Asset Considerations*

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual brands requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax considerations, discount rates, long-term growth rates, royalty rates, contributory asset charges, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, market capitalization, income tax rates, foreign currency exchange rates, or inflation, change, or if management's expectations or plans otherwise change, including updates to our long-term operating plans, then one or more of our brands might become impaired in the future. Additionally, any decisions to divest certain non-strategic assets has led, and could in the future lead, to intangible asset impairments.

Our brands that were impaired in 2024, 2023, and 2022 were written down to their respective fair values resulting in zero excess fair value over carrying amount as of the applicable impairment test dates. Accordingly, these and other individual brands that had 20% or less excess fair value over carrying amount as of our 2024 annual impairment test have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Although the remaining brands had more than 20% excess fair value over carrying amount as of our 2024 annual impairment test, these amounts are also susceptible to impairments if any assumptions, estimates, or market factors significantly change in the future.

### *Definite-lived intangible assets:*

Definite-lived intangible assets were (in millions):

| | December 28, 2024 | | | December 30, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross | Accumulated Amortization | Net | Gross | Accumulated Amortization | Net |
| Trademarks | $ 2,392 | $ (893) | $ 1,499 | $ 2,313 | $ (755) | $ 1,558 |
| Customer-related assets | 3,665 | (1,530) | 2,135 | 3,710 | (1,331) | 2,379 |
| Other | 13 | (4) | 9 | 12 | (3) | 9 |
| | $ 6,070 | $ (2,427) | $ 3,643 | $ 6,035 | $ (2,089) | $ 3,946 |

In the second quarter of 2024, we entered into an amended license agreement to grant us the exclusive, irrevocable, royalty-free, and perpetual right to use certain *TGI Friday* trademarks to manufacture, distribute, market, and sell certain *TGI Friday* licensed products (the "TGI Friday License"). The total cash consideration related to the TGI Friday License was approximately $140 million. We recognized this TGI Friday License as a definite-lived intangible asset to be amortized over its 27-year useful life.

In the third quarter of 2024, we recognized non-cash definite-lived intangible asset impairment losses of $128 million in SG&A related to the *Just Spices* trademark and customer-related assets. We utilized the relief from royalty method under the income approach for the trademark and the distributor method under the income approach for the customer-related assets to estimate the fair values and recorded non-cash impairment losses in our Continental Europe reporting unit within our International Developed Markets segment, consistent with ownership of the trademarks and customer-related assets. The impairments of the *Just Spices* trademark and the customer-related assets were primarily due to a reduction of future year revenue growth and margin assumptions from prior expectations.

Amortization expense for definite-lived intangible assets was $252 million in 2024, $251 million in 2023, and $261 million in 2022. Aside from amortization expense, the change in definite-lived intangible assets from December 30, 2023 to December 28, 2024 primarily relates to the acquisition of the TGI Friday License, the $128 million of non-cash impairment losses related to the *Just Spices* trademark and customer-related assets within our International Developed Markets segment, and the impacts of foreign currency.

In the third quarter of 2022, we recorded $7 million of non-cash intangible asset impairment losses to SG&A related to two trademarks in our former International segment that had net carrying values that were deemed not to be recoverable.

We estimate that amortization expense related to definite-lived intangible assets will be approximately $250 million in 2025 and for the following two years and $240 million in 2028 and 2029.

## Note 9.  Income Taxes

### Provision for/(Benefit from) Income Taxes:

Income/(loss) before income taxes and the provision for/(benefit from) income taxes, consisted of the following (in millions):

|  | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Income/(loss) before income taxes: | | | |
| United States | $ (165) | $ 2,324 | $ 1,575 |
| Non-U.S. | 1,021 | 1,309 | 1,391 |
| Total | $ 856 | $ 3,633 | $ 2,966 |
|  | | | |
| Provision for/(benefit from) income taxes: | | | |
| Current: | | | |
| U.S. federal | $ 627 | $ 449 | $ 620 |
| U.S. state and local | 56 | 88 | 79 |
| Non-U.S. | 284 | 233 | 177 |
|  | 967 | 770 | 876 |
| Deferred: | | | |
| U.S. federal | (417) | 30 | (192) |
| U.S. state and local | (79) | 11 | (35) |
| Non-U.S. | (2,361) | (24) | (51) |
|  | (2,857) | 17 | (278) |
| Total provision for/(benefit from) income taxes | $ (1,890) | $ 787 | $ 598 |

The Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, proposed a two-pillar plan that aims to ensure a fairer distribution of profits among countries and impose a floor on tax competition through the introduction of a global minimum tax of 15%. Many countries have enacted, or begun the process of enacting, laws based on the two-pillar plan proposals.

As part of our planning for the changes in the international tax environment, as well as to achieve greater operational synergies, we have enacted changes to our corporate entity structure which included a transfer of, and will result in the movement of, certain business operations to a wholly-owned subsidiary in the Netherlands resulting in a tax benefit of $3.0 billion recorded as a non-U.S. deferred tax asset in December 2024. The deferred tax asset was recognized as a result of the book and tax basis difference on the business transferred to the Netherlands subsidiary with the tax basis determined by reference to the fair value of the business. The determination of the estimated fair value of the transferred business is complex and requires the exercise of substantial judgment due to the use of subjective assumptions in the valuation method used by management. The associated valuation allowance of $0.6 billion is related to uncertainty in the Pillar Two legislative interpretation and is based on our latest assessment of the total tax benefit that is more likely than not to be realized. The recognition of our future tax benefits associated with this transaction is dependent upon the acceptance of the business valuation and tax basis step-up by the associated taxing authorities.

We record tax expense/(benefits) related to the exercise of stock options and other equity instruments within our tax provision. Accordingly, we recognized an insignificant tax expense in our consolidated statements of income in 2024 and 2023, and an insignificant tax benefit in 2022 related to the exercise of stock options and other equity instruments.

## Effective Tax Rate:

The effective tax rate on income/(loss) before income taxes differed from the U.S. federal statutory tax rate for the following reasons:

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| U.S. federal statutory tax rate | 21.0 % | 21.0 % | 21.0 % |
| Tax on income of non-U.S. subsidiaries | (32.1)% | (6.6)% | (8.2)% |
| U.S. state and local income taxes, net of federal tax benefit | 0.2 % | 1.8 % | 1.8 % |
| Audit settlements and changes in uncertain tax positions | 3.1 % | 0.3 % | 1.3 % |
| Global intangible low-taxed income | 4.7 % | 1.4 % | 1.8 % |
| Goodwill impairment | 41.3 % | 3.6 % | 3.9 % |
| Deferred tax adjustments | (347.8)% | 0.1 % | (1.1)% |
| Movement of valuation allowances | 88.3 % | 0.1 % | 0.8 % |
| Deferred tax effect of tax law changes | (4.8)% | 0.1 % | (0.9)% |
| Repatriation costs | 3.2 % | — % | 0.3 % |
| Foreign income inclusion | 1.9 % | 0.5 % | 0.5 % |
| Research and development credits | (1.1)% | (0.3)% | (0.3)% |
| Change in prior year estimates | (1.8)% | (0.7)% | (1.2)% |
| Equity awards | 1.2 % | 0.1 % | 0.1 % |
| Other | 2.2 % | 0.3 % | 0.4 % |
| Effective tax rate | (220.5)% | 21.7 % | 20.2 % |

The provision for income taxes consists of provisions for federal, state, and non-U.S. income taxes. We operate in an international environment; accordingly, the consolidated effective tax rate is a composite rate reflecting the earnings in various locations and the applicable tax rates. Additionally, the calculation of the percentage point impact of goodwill impairment and other items on the effective tax rate shown in the table above are affected by income/(loss) before income taxes. The percentage point impacts on the effective tax rates fluctuate due to income/(loss) before income taxes, which included goodwill and intangible asset impairment losses in all years presented in the table. Fluctuations in the amount of income generated across locations around the world could impact comparability of reconciling items between periods. Additionally, small movements in tax rates due to a change in tax law or a change in tax rates that causes us to revalue our deferred tax balances produces volatility in our effective tax rate.

Our 2024 effective tax rate was a benefit of 220.5% on pre-tax income. Our effective tax rate was favorably impacted by recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands and the geographic mix of pre-tax income in various non-U.S. jurisdictions. This impact was partly offset by establishing a partial valuation allowance against the Netherlands deferred tax asset and a full valuation allowance against the Brazil net deferred tax assets and non-deductible goodwill impairments.

Our 2023 effective tax rate was an expense of 21.7% on pre-tax income. Our effective tax rate was favorably impacted by geographic mix of pre-tax income in various non-U.S. jurisdictions. These impacts were partially offset by the impact of certain unfavorable rate reconciling items, primarily non-deductible goodwill impairments and the impact of the federal tax on global intangible low-taxed income ("GILTI").

The 2024 and 2023 year-over-year decrease in the effective tax rate was due primarily to recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands offset by establishing valuation allowances on certain non-U.S. deferred tax assets in the current year versus the prior year.

Our 2022 effective tax rate was an expense of 20.2% on pre-tax income. Our effective tax rate was impacted by the favorable geographic mix of pre-tax income in various non-U.S. jurisdictions and certain favorable items, primarily the decrease in deferred tax liabilities due to the merger of certain foreign entities, the revaluation of deferred tax balances due to changes in state tax laws, and changes in estimates of certain 2021 U.S. income and deductions. This impact was partially offset by the impact of certain unfavorable items, primarily non-deductible goodwill impairments, the impact of the federal tax on GILTI, and the establishment of uncertain tax positions and valuation allowance reserves.

The 2023 and 2022 year-over-year increase in the effective tax rate was due primarily to the decrease in deferred tax liabilities due to the merger of certain foreign entities and the revaluation of deferred tax balances due to changes in state tax laws in the prior year versus the current year.

See Note 8, *Goodwill and Intangible Assets*, for additional information related to our impairment losses.

### Deferred Income Tax Assets and Liabilities:

The tax effects of temporary differences and carryforwards that gave rise to deferred income tax assets and liabilities consisted of the following (in millions):

| | December 28, 2024 | | December 30, 2023 | |
|---|---:|---|---:|---|
| Deferred income tax liabilities: | | | | |
| Intangible assets | $ | 9,310 | $ | 9,967 |
| Property, plant and equipment, net | | 673 | | 707 |
| Right-of-use assets | | 104 | | 110 |
| Other | | 400 | | 358 |
| Deferred income tax liabilities | | 10,487 | | 11,142 |
| Deferred income tax assets: | | | | |
| Intangible assets | | (2,959) | | — |
| Deferred income | | (328) | | (343) |
| Loss carryforwards | | (277) | | (270) |
| Lease liabilities | | (114) | | (119) |
| Other | | (441) | | (472) |
| Deferred income tax assets | | (4,119) | | (1,204) |
| Valuation allowance | | 851 | | 102 |
| Net deferred income tax liabilities | $ | 7,219 | $ | 10,040 |

The decrease in net deferred income tax liabilities from December 30, 2023 to December 28, 2024 was primarily driven by recognizing a non-U.S. deferred tax asset as a result of the movement of certain business operations to a wholly-owned subsidiary in the Netherlands offset by the establishment of a partial valuation allowance of approximately $0.6 billion and the establishment of a full valuation allowance on Brazil net deferred tax assets of approximately $140 million.

As of December 28, 2024, non-U.S. operating loss carryforwards totaled $836 million. Of that amount, $62 million expire between 2025 and 2036; the other $774 million do not expire. We have recorded $243 million of deferred tax assets related to these non-U.S. operating loss carryforwards. Deferred tax assets of $21 million have been recorded for U.S. state and local operating loss carryforwards. These losses expire between 2025 and 2041. As of December 28, 2024, tax credit carryforwards totaled $39 million, which primarily include state tax credits of $17 million, and $22 million in other tax credits.

### Uncertain Tax Positions:

As of December 28, 2024, our unrecognized tax benefits for uncertain tax positions were $400 million. If we had recognized all of these benefits, the impact on our effective tax rate would have been $374 million. It is reasonably possible that our unrecognized tax benefits will decrease by an insignificant amount in the next 12 months primarily due to the progression of state audits in process. Our unrecognized tax benefits for uncertain tax positions are included in income taxes payable and other non-current liabilities on our consolidated balance sheets.

The changes in our unrecognized tax benefits were (in millions):

| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | |
|---|---:|---|---:|---|---:|---|
| Balance at the beginning of the period | $ | 443 | $ | 455 | $ | 441 |
| Increases for tax positions of prior years | | 27 | | 46 | | 8 |
| Decreases for tax positions of prior years | | (14) | | (5) | | (27) |
| Increases based on tax positions related to the current year | | 45 | | 67 | | 53 |
| Decreases due to settlements with taxing authorities | | (84) | | (28) | | (6) |
| Decreases due to lapse of statute of limitations | | (17) | | (92) | | (14) |
| Balance at the end of the period | $ | 400 | $ | 443 | $ | 455 |

Our unrecognized tax benefits decreased during 2024 mainly related to audit settlements with state, and non-U.S. taxing authorities and statute of limitations expirations partially offset by a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions.

Our unrecognized tax benefits decreased during 2023 mainly related to audit settlements with federal, state, and non-U.S. taxing authorities and statute of limitations expirations partially offset by a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions.

Our unrecognized tax benefits increased during 2022 mainly as a result of a net increase for tax positions related to the current and prior years in the U.S. and certain state and non-U.S. jurisdictions, which were partially offset by decreases related to audit settlements with certain state and non-U.S. taxing authorities and statute of limitations expirations.

We include interest and penalties related to uncertain tax positions in our tax provision. Our provision for/(benefit from) income taxes included a $19 million benefit in 2024, a $1 million expense in 2023, and a $20 million expense in 2022 related to interest and penalties. Accrued interest and penalties were $83 million as of December 28, 2024 and $102 million as of December 30, 2023.

***Other Income Tax Matters:***

*Tax Examinations:*
We are currently under examination for income taxes by the Internal Revenue Service ("IRS") for the years 2018 through 2022. In the third quarter of 2023, we received two Notices of Proposed Adjustment (the "NOPAs") relating to transfer pricing with our foreign subsidiaries. The NOPAs propose an increase to our U.S. taxable income that could result in additional U.S. federal income tax expense and liability of approximately $200 million for 2018 and approximately $210 million for 2019, excluding interest, and assert penalties of approximately $85 million for each of 2018 and 2019. We strongly disagree with the IRS's positions, believe that our tax positions are well documented and properly supported, and intend to vigorously contest the positions taken by the IRS and pursue all available administrative and judicial remedies. Therefore, we have not recorded any reserves related to this issue. We continue to maintain the same operating model and transfer pricing methodology with our foreign subsidiaries that was in place for the years 2018 and 2019, and the IRS began its audit of 2020, 2021, and 2022 during the first quarter of 2024. We believe our income tax reserves are appropriate for all open tax years and that final adjudication of this matter will not have a material impact on our results of operations and cash flows. However, the ultimate outcome of this matter is uncertain, and if we are required to pay the IRS additional U.S. taxes, interest, and/or potential penalties, our results of operations and cash flows could be materially affected.

In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Brazil, Canada, Italy, the Netherlands, the United Kingdom, and the United States. As of December 28, 2024, we have substantially concluded all national income tax matters through 2021 for the United Kingdom, through 2018 for the Netherlands, through 2017 for Italy and the United States, through 2016 for Canada, and through 2013 for Brazil, with the exception of 2007 and 2008 which are under litigation. We have concluded all U.S. state income tax matters through 2009.

*Cash Held by International Subsidiaries:*

Subsequent to January 1, 2018, we consider the unremitted earnings of certain international subsidiaries that impose local country taxes on dividends to be indefinitely reinvested. For those undistributed earnings considered to be indefinitely reinvested, our intent is to reinvest these funds in our international operations, and our current plans do not demonstrate a need to repatriate the accumulated earnings to fund our U.S. cash requirements. The amount of unrecognized deferred tax liabilities for local country withholding taxes that would be owed, if repatriated, related to our 2018 through 2024 accumulated earnings of certain international subsidiaries is approximately $80 million. Our undistributed historical earnings in foreign subsidiaries through December 31, 2017 are currently not considered to be indefinitely reinvested. Our deferred tax liability associated with these undistributed historical earnings was insignificant at December 28, 2024 and December 30, 2023, and relates to local withholding taxes that will be owed when this cash is distributed.

*Divestitures:*

In the second quarter of 2022, we paid cash taxes of approximately $620 million related to the sale of certain assets and to the licensing of certain trademarks in our global cheese business to *Lactalis*.

## Note 10.  Employees' Stock Incentive Plans

We grant equity awards, including stock options, restricted stock units ("RSUs"), and performance share units ("PSUs"), to select employees to provide long-term performance incentives to our employees.

**Stock Plans**

We had activity related to equity awards from the following plans in 2024, 2023, and 2022:

*2020 Omnibus Incentive Plan:*
In May 2020, our stockholders approved The Kraft Heinz Company 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan"), which was adopted by our Board of Directors ("Board") in March 2020. The 2020 Omnibus Plan became effective March 2, 2020 (the "Plan Effective Date") and will expire on the tenth anniversary of the Plan Effective Date. The 2020 Omnibus Plan authorizes the issuance of up to 36 million shares of our common stock for awards to employees, non-employee directors, and other key personnel. The 2020 Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, deferred stock, performance awards, other stock-based awards, and cash-based awards. Equity awards granted under the 2020 Omnibus Plan include awards that vest in full at the end of a three-year period as well as awards that vest in annual installments over three or four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years from the date of the grant. As of the Plan Effective Date, awards will no longer be granted under The Kraft Heinz Company 2016 Omnibus Incentive Plan, the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan, Kraft Foods Group, Inc. 2012 Performance Incentive Plan ("2012 Performance Incentive Plan"), or any other equity plans other than the 2020 Omnibus Plan.

*2016 Omnibus Incentive Plan:*
In April 2016, our stockholders approved The Kraft Heinz Company 2016 Omnibus Incentive Plan ("2016 Omnibus Plan"), which was adopted by our Board in February 2016. The 2016 Omnibus Plan authorized grants of up to 18 million shares of our common stock pursuant to options, stock appreciation rights, RSUs, deferred stock, performance awards, investment rights, other stock-based awards, and cash-based awards. Equity awards granted under the 2016 Omnibus Plan prior to 2019 generally vest in full at the end of a five-year period. Equity awards granted under the 2016 Omnibus Plan in 2019 include awards that vest in full at the end of three and five-year periods as well as awards that become exercisable in annual installments over three to four years beginning on the second anniversary of the original grant date. Non-qualified stock options have a maximum exercise term of 10 years. Equity awards granted under the 2016 Omnibus Plan since inception include non-qualified stock options, RSUs, and PSUs.

*2013 Omnibus Incentive Plan:*
Prior to approval of the 2016 Omnibus Plan, we issued non-qualified stock options to select employees under the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan ("2013 Omnibus Plan"). As a result of the 2015 Merger, each outstanding Heinz stock option was converted into 0.443332 of a Kraft Heinz stock option. Following this conversion, the 2013 Omnibus Plan authorized the issuance of up to 17,555,947 shares of our common stock. Non-qualified stock options awarded under the 2013 Omnibus Plan vest in full at the end of a five-year period and have a maximum exercise term of 10 years. These non-qualified stock options have vested and become exercisable in accordance with the terms and conditions of the 2013 Omnibus Plan and the relevant award agreements.

*Kraft 2012 Performance Incentive Plan:*
Prior to the 2015 Merger, Kraft issued equity-based awards, including stock options and RSUs, under the 2012 Performance Incentive Plan. As a result of the 2015 Merger, each outstanding Kraft stock option was converted into an option to purchase a number of shares of our common stock based upon an option adjustment ratio, and each outstanding Kraft RSU was converted into one Kraft Heinz RSU. These options generally become exercisable in three annual installments beginning on the first anniversary of the original grant date, and have a maximum exercise term of 10 years. These RSUs generally vest in full on the third anniversary of the original grant date. In accordance with the terms of the 2012 Performance Incentive Plan, vesting generally accelerated for holders of Kraft awards who were terminated without cause within 2 years of the 2015 Merger Date. These Kraft Heinz equity awards have vested and become exercisable in accordance with the terms and conditions that were applicable immediately prior to the completion of the 2015 Merger.

In addition, prior to the 2015 Merger, Kraft issued performance-based, long-term incentive awards ("Kraft Performance Shares"), which vested based on varying performance, market, and service conditions. In connection with the 2015 Merger, all outstanding Kraft Performance Shares were converted into cash awards, payable in two installments: (i) a 2015 pro-rata payment based upon the portion of the Kraft Performance Share cycle completed prior to the 2015 Merger and (ii) the remaining value of the award to be paid on the earlier of the first anniversary of the closing of the 2015 Merger and a participant's termination without cause.

**Stock Options**

We use the Black-Scholes model to estimate the fair value of stock option grants. Our weighted average Black-Scholes fair value assumptions were:

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Risk-free interest rate | 4.09 % | 4.08 % | 1.64 % |
| Expected term | 6.5 years | 6.5 years | 6.5 years |
| Expected volatility | 25.0 % | 26.7 % | 28.5 % |
| Expected dividend yield | 4.3 % | 4.0 % | 4.4 % |
| Weighted average grant date fair value per share | $ 6.46 | $ 8.00 | $ 6.46 |

The risk-free interest rate represented the constant maturity U.S. Treasury rate in effect at the grant date, with a remaining term equal to the expected term of the options. The expected term is the period over which our employees are expected to hold their options. Due to the lack of historical data, we calculated expected term using the weighted average vesting period and the contractual term of the options. We estimated volatility using a blended volatility approach of term-matched historical volatility from our daily stock prices and weighted average implied volatility. We estimated the expected dividend yield using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded.

Our stock option activity and related information was:

| | Number of Stock Options | Weighted Average Exercise Price (per share) | Aggregate Intrinsic Value (in millions) | Average Remaining Contractual Term |
|---|---|---|---|---|
| Outstanding at December 30, 2023 | 8,022,540 | $ 46.87 | | |
| Granted | 654,724 | 35.13 | | |
| Forfeited | (1,636,643) | 48.00 | | |
| Exercised | (320,200) | 26.13 | | |
| Outstanding at December 28, 2024 | 6,720,421 | 46.44 | $ 4 | 4 years |
| Exercisable at December 28, 2024 | 4,756,292 | 50.15 | 4 | 2 years |

The aggregate intrinsic value of stock options exercised during the period was insignificant in 2024, $11 million in 2023, and $24 million in 2022.

Cash received from options exercised was $8 million in 2024, $43 million in 2023, and $57 million in 2022. The tax benefit realized from stock options exercised were insignificant in 2024, 2023, and 2022.

Our unvested stock options and related information was:

| | Number of Stock Options | Weighted Average Grant Date Fair Value (per share) |
|---|---|---|
| Unvested options at December 30, 2023 | 2,287,093 | $ 7.04 |
| Granted | 654,724 | 6.46 |
| Forfeited | (221,160) | 7.10 |
| Vested | (756,528) | 6.60 |
| Unvested options at December 28, 2024 | 1,964,129 | 7.01 |

**Restricted Stock Units**

RSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement.

We used the stock price on the grant date to estimate the fair value of our RSUs. Certain of our RSUs are not dividend eligible. We discounted the fair value of these RSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of RSUs is amortized to expense over the vesting period.

The weighted average grant date fair value per share of our RSUs granted during the year was $35.39 in 2024, $38.24 in 2023, and $37.50 in 2022. All RSUs granted in 2024, 2023, and 2022 were dividend eligible.

Our RSU activity and related information was:

| | Number of Units | Weighted Average Grant Date Fair Value (per share) |
|---|---|---|
| Outstanding at December 30, 2023 | 7,722,870 | $ 36.80 |
| Granted | 3,171,590 | 35.39 |
| Forfeited | (820,890) | 37.17 |
| Vested | (3,368,063) | 34.34 |
| Outstanding at December 28, 2024 | 6,705,507 | 37.31 |

The aggregate fair value of RSUs that vested during the period was $119 million in 2024, $134 million in 2023, and $163 million in 2022.

## Performance Share Units

PSUs represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement and are subject to achievement or satisfaction of performance or market conditions specified by the Compensation Committee of our Board.

For our PSUs that are tied to performance conditions, we used the stock price on the grant date to estimate the fair value. The PSUs are not dividend eligible; therefore, we discounted the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

For our PSUs that are tied to market-based conditions, the grant date fair value was determined based on a Monte Carlo simulation model, which takes into account expected volatility and dividend yield, among other things. The related compensation expense is recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. The final award is based on the achievement of market-based components and service-based vesting conditions and may equal 0% to 150% of the target grant amount, based on achievement of the market-based conditions.

The weighted average grant date fair value per share of our PSUs granted during the year was $29.14 in 2024, $33.33 in 2023, and $34.45 in 2022. Our expected dividend yield was 4.33% in 2024, 3.95% in 2023, and 4.41% in 2022. For our PSUs that are tied to market-based conditions, our expected volatility was 21.28% in 2024 and 24.48% in 2023 and 32.92% in 2022.

Our PSU activity and related information was:

| | Number of Units | Weighted Average Grant Date Fair Value (per share) |
|---|---|---|
| Outstanding at December 30, 2023 | 4,855,432 | $ 33.65 |
| Granted | 2,591,382 | 29.14 |
| Forfeited | (913,405) | 32.26 |
| Vested | (1,143,479) | 33.36 |
| Outstanding at December 28, 2024 | 5,389,930 | 31.77 |

The aggregate fair value of PSUs that vested during the period was $40 million in 2024, $33 million in 2023, and $58 million in 2022.

**Total Equity Awards**

Equity award compensation cost and the related tax benefit was (in millions):

| | | December 28, 2024 | | December 30, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|---|
| Pre-tax compensation cost | $ | 109 | $ | 141 | $ | 148 |
| Related tax benefit | | (24) | | (32) | | (34) |
| After-tax compensation cost | $ | 85 | $ | 109 | $ | 114 |

Unrecognized compensation cost related to unvested equity awards was $176 million at December 28, 2024 and is expected to be recognized over a weighted average period of 2 years.

### Note 11. Postemployment Benefits

We maintain various retirement plans for the majority of our employees. Current defined benefit pension plans are provided primarily for certain domestic union and foreign employees. Local statutory requirements govern many of these plans. The pension benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment. Defined contribution plans are provided for certain domestic unionized, non-union hourly, and salaried employees as well as certain employees in foreign locations.

We provide health care and other postretirement benefits to certain of our eligible retired employees and their eligible dependents. Certain of our U.S. and Canadian employees may become eligible for such benefits. We may modify plan provisions or terminate plans at our discretion. The postretirement benefits of our unionized workers are in accordance with the applicable collective bargaining agreement covering their employment.

We remeasure our postemployment benefit plans at least annually.

#### Pension Plans

*Obligations and Funded Status:*
The projected benefit obligations, fair value of plan assets, and funded status of our pension plans were (in millions):

| | | U.S. Plan | | | Non-U.S. Plans | |
|---|---|---|---|---|---|---|
| | | December 28, 2024 | December 30, 2023 | | December 28, 2024 | December 30, 2023 |
| Benefit obligation at beginning of year | $ | 2,681 | $ 2,653 | $ | 1,210 | $ 1,326 |
| Service cost | | 1 | 2 | | 7 | 7 |
| Interest cost | | 135 | 142 | | 55 | 65 |
| Benefits paid | | (212) | (235) | | (77) | (81) |
| Actuarial losses/(gains)[a] | | (144) | 113 | | (124) | 105 |
| Plan amendments | | — | 6 | | 13 | 7 |
| Currency | | — | — | | (19) | 61 |
| Settlements[b] | | — | — | | — | (282) |
| Curtailments | | — | — | | — | — |
| Special/contractual termination benefits | | — | — | | — | 2 |
| Benefit obligation at end of year | | 2,461 | 2,681 | | 1,065 | 1,210 |
| Fair value of plan assets at beginning of year | | 3,139 | 3,113 | | 1,528 | 1,709 |
| Actual return on plan assets | | 46 | 261 | | (43) | 105 |
| Employer contributions | | — | — | | (22) | 11 |
| Benefits paid | | (212) | (235) | | (77) | (81) |
| Currency | | — | — | | (18) | 82 |
| Settlements[b] | | — | — | | — | (282) |
| Other | | — | — | | — | (16) |
| Fair value of plan assets at end of year | | 2,973 | 3,139 | | 1,368 | 1,528 |
| Net pension liability/(asset) recognized at end of year | $ | (512) | $ (458) | $ | (303) | $ (318) |

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.
(b) Settlements represent the settlement of our pension benefit obligation of $282 million for one of our U.K. pension plans in 2023.

The accumulated benefit obligation, which represents benefits earned to the measurement date, was $2.5 billion at December 28, 2024 and $2.7 billion at December 30, 2023 for the U.S. pension plan. The accumulated benefit obligation for the non-U.S. pension plans was $1.0 billion at December 28, 2024 and $1.2 billion at December 30, 2023.

The combined U.S. and non-U.S. pension plans resulted in net pension assets of $815 million at December 28, 2024 and $776 million at December 30, 2023. We recognized these amounts on our consolidated balance sheets as follows (in millions):

|  | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Other non-current assets | $ 878 | $ 840 |
| Other current liabilities | (5) | (4) |
| Accrued postemployment costs | (58) | (60) |
| Net pension asset/(liability) recognized | $ 815 | $ 776 |

For certain of our U.S. and non-U.S. plans that were underfunded based on accumulated benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

|  | U.S. Plan | | Non-U.S. Plans | |
|---|---|---|---|---|
|  | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 |
| Projected benefit obligation | $ — | $ — | $ 81 | $ 96 |
| Accumulated benefit obligation | — | — | 75 | 90 |
| Fair value of plan assets | — | — | 17 | 31 |

Our U.S. plan was overfunded based on plan assets in excess of accumulated benefit obligations as of December 28, 2024 and December 30, 2023.

For certain of our U.S. and non-U.S. plans that were underfunded based on projected benefit obligations in excess of plan assets, the projected benefit obligations, accumulated benefit obligations, and the fair value of plan assets were (in millions):

|  | U.S. Plan | | Non-U.S. Plans | |
|---|---|---|---|---|
|  | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 |
| Projected benefit obligation | $ — | $ — | $ 94 | $ 96 |
| Accumulated benefit obligation | — | — | 88 | 90 |
| Fair value of plan assets | — | — | 31 | 31 |

Our U.S. plan was overfunded based on plan assets in excess of projected benefit obligations as of December 28, 2024 and December 30, 2023.

We used the following weighted average assumptions to determine our projected benefit obligations under the pension plans:

|  | U.S. Plan | | Non-U.S. Plans | |
|---|---|---|---|---|
|  | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 |
| Discount rate | 5.8 % | 5.3 % | 5.5 % | 4.7 % |
| Rate of compensation increase | 4.0 % | 4.0 % | 3.7 % | 3.6 % |

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans.

### Components of Net Pension Cost/(Benefit):

Net pension cost/(benefit) consisted of the following (in millions):

| | U.S. Plan | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 31, 2022 | December 28, 2024 | December 30, 2023 | December 31, 2022 |
| Service cost | $ 1 | $ 2 | $ 4 | $ 7 | $ 7 | $ 14 |
| Interest cost | 135 | 142 | 118 | 55 | 65 | 36 |
| Expected return on plan assets | (197) | (196) | (193) | (84) | (88) | (69) |
| Amortization of prior service costs/ (credits) | 1 | — | — | 1 | 1 | 1 |
| Amortization of unrecognized losses/ (gains) | — | — | — | 13 | 13 | 1 |
| Settlements | — | — | (1) | — | 146 | 15 |
| Special/contractual termination benefits | — | — | — | (1) | 2 | — |
| Other | — | — | — | (7) | 16 | — |
| Net pension cost/(benefit) | $ (60) | $ (52) | $ (72) | $ (16) | $ 162 | $ (2) |

We present all non-service cost components of net pension cost/(benefit) within other expense/(income) on our consolidated statements of income. In 2023, we recognized settlement charges of $146 million and other related costs of $16 million related to the settlement of one of our U.K. defined benefit pension plans, which resulted in pre-tax losses of $162 million within other expense/(income).

We used the following weighted average assumptions to determine our net pension costs for the years ended:

| | U.S. Plan | | | Non-U.S. Plans | | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 31, 2022 | December 28, 2024 | December 30, 2023 | December 31, 2022 |
| Discount rate - Service cost | 5.4 % | 5.7 % | 4.0 % | 5.1 % | 5.3 % | 2.4 % |
| Discount rate - Interest cost | 5.2 % | 5.5 % | 4.0 % | 4.7 % | 5.0 % | 1.8 % |
| Expected rate of return on plan assets | 6.6 % | 6.6 % | 5.3 % | 5.7 % | 5.1 % | 2.6 % |
| Rate of compensation increase | 4.0 % | 4.0 % | 4.0 % | 3.6 % | 3.8 % | 3.8 % |

Discount rates for our U.S. and non-U.S. plans were developed from a model portfolio of high quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' historical long-term investment performance, target asset allocation, and estimates of future long-term returns by asset class.

### Plan Assets:

The underlying basis of the investment strategy of our defined benefit plans is to ensure that pension funds are available to meet the plans' benefit obligations when they are due. Our investment objectives include: investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds; achieving an optimal return on plan assets within specified risk tolerances; and investing according to local regulations and requirements specific to each country in which a defined benefit plan operates. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements. Our investment policy specifies the type of investment vehicles appropriate for the applicable plan, asset allocation guidelines, criteria for the selection of investment managers, procedures to monitor overall investment performance as well as investment manager performance. It also provides guidelines enabling the applicable plan fiduciaries to fulfill their responsibilities.

Our weighted average asset allocations were:

| | U.S. Plan | | Non-U.S. Plans | |
|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 |
| Fixed-income securities | 71 % | 73 % | 73 % | 77 % |
| Equity securities | 10 % | 10 % | 13 % | 7 % |
| Alternative investments, including real assets and other fixed income | 18 % | 17 % | 9 % | 9 % |
| Cash and cash equivalents | 1 % | — % | 4 % | 6 % |
| Certain insurance contracts | — % | — % | 1 % | 1 % |
| Total | 100 % | 100 % | 100 % | 100 % |

Our pension investment strategy for the U.S. plan is designed to align our pension assets with our projected benefit obligation to reduce volatility. We target an investment of approximately 75% of our U.S. plan assets in fixed-income securities, approximately 15% in alternatives, primarily real assets and diversified credit, and approximately 10% in return-seeking assets, primarily equity securities.

For pension plans outside the United States, our investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the long-term asset allocation targets of our non-U.S. plans are broadly characterized as a mix of approximately 79% fixed-income securities and certain insurance contracts, approximately 10% in alternatives, primarily multi-asset credit, and approximately 11% in return-seeking assets, primarily equity securities.

The fair value of pension plan assets at December 28, 2024 was determined using the following fair value measurements (in millions):

| Asset Category | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Government bonds | $ 698 | $ 263 | $ 435 | $ — |
| Corporate bonds and other fixed-income securities | 1,942 | — | 1,942 | — |
| Total fixed-income securities | 2,640 | 263 | 2,377 | — |
| Cash and cash equivalents | 48 | 48 | — | — |
| Other | 8 | — | 8 | — |
| Certain insurance contracts | 23 | — | — | 23 |
| Fair value excluding investments measured at net asset value | 2,719 | 311 | 2,385 | 23 |
| Investments measured at net asset value[a] | 1,622 | | | |
| Total plan assets at fair value | $ 4,341 | | | |

(a) Amount includes cash collateral of $164 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $164 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The fair value of pension plan assets at December 30, 2023 was determined using the following fair value measurements (in millions):

| Asset Category | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Government bonds | $ 902 | $ 387 | $ 515 | $ — |
| Corporate bonds and other fixed-income securities | 2,115 | — | 2,115 | — |
| Total fixed-income securities | 3,017 | 387 | 2,630 | — |
| Cash and cash equivalents | 46 | 46 | — | — |
| Other | 3 | — | 3 | — |
| Certain insurance contracts | 27 | — | — | 27 |
| Fair value excluding investments measured at net asset value | 3,093 | 433 | 2,633 | 27 |
| Investments measured at net asset value[a] | 1,574 | | | |
| Total plan assets at fair value | $ 4,667 | | | |

(a) Amount includes cash collateral of $192 million associated with our securities lending program, which is reflected as an asset, and a corresponding securities lending payable of $192 million, which is reflected as a liability. The net impact on total plan assets at fair value is zero.

The following section describes the valuation methodologies used to measure the fair value of pension plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

*Government Bonds.* These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures) and non-U.S. government bonds, including any related repurchases agreements. U.S. government bonds are valued using quoted prices in active markets and are included in Level 1. Non-U.S. government bonds are generally valued using observable inputs and are included in Level 2. Additionally, repurchase agreements related to the non-U.S. government bonds are valued at the contract price plus accrued interest and are included in Level 2.

*Corporate Bonds and Other Fixed-Income Securities.* These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2.

*Cash and Cash Equivalents.* This consists of direct cash holdings and institutional short-term investment vehicles. Direct cash holdings are valued based on cost, which approximates fair value and are classified as Level 1. Certain institutional short-term investment vehicles are valued daily and are classified as Level 1. Other cash equivalents that are not traded on an active exchange, such as bank deposits, are classified as Level 2.

*Other.* This consists of derivative financial instruments including foreign currency forward contracts, futures contracts, options contracts, interest rate swaps, inflation swaps and credit default swaps. Derivative financial instruments are valued based on observable market transactions or prices and classified as Level 2.

*Certain Insurance Contracts.* This category consists of group annuity contracts that have been purchased to cover a portion of the plan members and have been classified as Level 3.

*Investments Measured at Net Asset Value.* This category consists of pooled funds, short-term investments, and corporate feeder interests.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed daily, monthly, or quarterly based upon the applicable net asset value per unit and the terms of the specific trust agreements.

  The mutual fund investments are not traded on an exchange, and a majority of these funds are held in a separate account managed by a fixed income manager. The fair values of these investments are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The objective of the account is to provide superior return with reasonable risk, where performance is expected to exceed Barclays Long U.S. Credit Index. Investments in this account can be redeemed with a written notice to the investment manager.

- *Short-term investments.* Short-term investments largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.
- *Corporate feeder interests.* The fair values of the corporate feeder are based upon the net asset values of the equity master fund in which it invests. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the corporate feeder can be redeemed quarterly with at least 90 days' notice. The investment objective of the corporate feeder is to generate long-term returns by investing in large, liquid equity securities with attractive fundamentals.

Changes in our Level 3 plan assets for the year ended December 28, 2024 included (in millions):

| Asset Category | December 30, 2023 | Additions | Net Realized Gain/(Loss) | Net Unrealized Gain/(Loss) | Net Purchases, Issuances and Settlements | Transfers Into/(Out of) Level 3 | December 28, 2024 |
|---|---|---|---|---|---|---|---|
| Certain insurance contracts | $ 27 | $ — | $ — | $ — | $ (4) | $ — | $ 23 |
| Total Level 3 investments | $ 27 | $ — | $ — | $ — | $ (4) | $ — | $ 23 |

Changes in our Level 3 plan assets for the year ended December 30, 2023 included (in millions):

| Asset Category | December 31, 2022 | Additions | Net Realized Gain/(Loss) | Net Unrealized Gain/(Loss) | Net Purchases, Issuances and Settlements | Transfers Into/(Out of) Level 3 | December 30, 2023 |
|---|---|---|---|---|---|---|---|
| Certain insurance contracts | 275 | — | 45 | 2 | (295) | — | 27 |
| Total Level 3 investments | $ 275 | $ — | $ 45 | $ 2 | $ (295) | $ — | $ 27 |

**Employer Contributions:**

In 2024, we contributed $7 million to our non-U.S. pension plans. We did not contribute to our U.S. pension plan. We estimate that 2025 pension contributions will be approximately $6 million to our non-U.S. pension plans. We do not plan to make contributions to our U.S. pension plan in 2025. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2025. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual pension asset performance or interest rates, or other factors.

In 2023, we settled one of our U.K. defined benefit pension plans, which resulted in a surplus asset. During the third quarter of 2024, the surplus asset was distributed to Kraft Heinz as a negative contribution in the amount of $29 million net of tax, which is shown as a cash inflow on the Consolidated Statements of Cash Flows.

**Future Benefit Payments:**

The estimated future benefit payments from our pension plans at December 28, 2024 were (in millions):

| | U.S. Plan | Non-U.S. Plans |
|---|---|---|
| 2025 | $ 261 | $ 74 |
| 2026 | 245 | 69 |
| 2027 | 235 | 72 |
| 2028 | 216 | 74 |
| 2029 | 208 | 74 |
| 2030-2034 | 918 | 388 |

## Postretirement Plans

### *Obligations and Funded Status:*

The accumulated benefit obligation, fair value of plan assets, and funded status of our postretirement benefit plans were (in millions):

| | December 28, 2024 | December 30, 2023 |
|---|---:|---:|
| Benefit obligation at beginning of year | $ 683 | $ 733 |
| Service cost | 2 | 3 |
| Interest cost | 33 | 37 |
| Benefits paid | (69) | (73) |
| Actuarial losses/(gains)[a] | (39) | (19) |
| Plan amendments | — | — |
| Currency | (7) | 2 |
| Benefit obligation at end of year | 603 | 683 |
| Fair value of plan assets at beginning of year | 926 | 887 |
| Actual return on plan assets | 75 | 101 |
| Employer contributions[b] | (139) | 11 |
| Benefits paid | (69) | (73) |
| Fair value of plan assets at end of year | 793 | 926 |
| Net postretirement benefit liability/(asset) recognized at end of year | $ (190) | $ (243) |

(a) Actuarial losses/(gains) were primarily due to a change in the discount rate assumption utilized in measuring plan obligations.

(b) Refer to the Employer Contributions section within this footnote below for further discussion of the negative employer contributions in 2024.

We recognized the net postretirement benefit asset/(liability) on our consolidated balance sheets as follows (in millions):

| | December 28, 2024 | December 30, 2023 |
|---|---:|---:|
| Other non-current assets | $ 271 | $ 332 |
| Other current liabilities | (6) | (7) |
| Accrued postemployment costs | (75) | (82) |
| Net postretirement benefit asset/(liability) recognized | $ 190 | $ 243 |

For certain of our postretirement benefit plans that were underfunded based on accumulated postretirement benefit obligations in excess of plan assets, the accumulated benefit obligations and the fair value of plan assets were (in millions):

| | December 28, 2024 | December 30, 2023 |
|---|---:|---:|
| Accumulated benefit obligation | $ 81 | $ 89 |
| Fair value of plan assets | — | — |

We used the following weighted average assumptions to determine our postretirement benefit obligations:

| | December 28, 2024 | December 30, 2023 |
|---|---:|---:|
| Discount rate | 5.5 % | 5.2 % |
| Health care cost trend rate assumed for next year | 6.2 % | 6.2 % |
| Ultimate trend rate | 4.8 % | 4.8 % |

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

The year that the health care cost trend rate reaches the ultimate trend rate varies by plan and ranges between 2027 and 2035 as of December 28, 2024. Assumed health care costs trend rates have a significant impact on the amounts reported for the postretirement benefit plans.

## Components of Net Postretirement Cost/(Benefit):

Net postretirement cost/(benefit) consisted of the following (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Service cost | $ 2 | $ 3 | $ 4 |
| Interest cost | 33 | 37 | 27 |
| Expected return on plan assets | (55) | (53) | (54) |
| Amortization of prior service costs/(credits) | (12) | (15) | (15) |
| Amortization of unrecognized losses/(gains) | (22) | (17) | (15) |
| Curtailments | — | — | — |
| Net postretirement cost/(benefit) | $ (54) | $ (45) | $ (53) |

We present all non-service cost components of net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income.

We used the following weighted average assumptions to determine our net postretirement benefit plans cost for the years ended:

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Discount rate - Service cost | 5.2 % | 5.5 % | 2.8 % |
| Discount rate - Interest cost | 5.1 % | 5.4 % | 3.4 % |
| Expected rate of return on plan assets | 6.3 % | 6.3 % | 5.4 % |
| Health care cost trend rate | 6.2 % | 6.2 % | 6.6 % |

Discount rates for our plans were developed from a model portfolio of high-quality, fixed-income debt instruments with durations that match the expected future cash flows of the plans. We determine our expected rate of return on plan assets from the plan assets' target asset allocation and estimates of future long-term returns by asset class. Our expected health care cost trend rate is based on historical costs and our expectation for health care cost trend rates going forward.

## Plan Assets:

The underlying basis of the investment strategy of our U.S. postretirement plans is to ensure that funds are available to meet the plans' benefit obligations when they are due by investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds. The investment strategy expects equity investments to yield a higher return over the long term than fixed-income securities, while fixed-income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements.

Our weighted average asset allocations were:

| | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Fixed-income securities | 64 % | 58 % |
| Equity securities | 29 % | 34 % |
| Cash and cash equivalents | 7 % | 8 % |

Our postretirement benefit plan investment strategy is subject to local regulations and the asset/liability profiles of the plans in each individual country. Our investment strategy is designed to align our postretirement benefit plan assets with our postretirement benefit obligation to reduce volatility. In aggregate, our long-term asset allocation targets are broadly characterized as a mix of approximately 76% in fixed-income securities and approximately 24% in return-seeking assets, primarily equity securities.

The fair value of postretirement benefit plan assets at December 28, 2024 was determined using the following fair value measurements (in millions):

| Asset Category | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Government bonds | $ 83 | $ 76 | $ 7 | $ — |
| Corporate bonds and other fixed-income securities | 421 | — | 421 | — |
| Total fixed-income securities | 504 | 76 | 428 | — |
| Equity securities | 151 | 151 | — | — |
| Fair value excluding investments measured at net asset value | 655 | 227 | 428 | — |
| Investments measured at net asset value | 138 | | | |
| Total plan assets at fair value | $ 793 | | | |

The fair value of postretirement benefit plan assets at December 30, 2023 was determined using the following fair value measurements (in millions):

| Asset Category | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Government bonds | $ 90 | $ 82 | $ 8 | $ — |
| Corporate bonds and other fixed-income securities | 445 | — | 445 | — |
| Total fixed-income securities | 535 | 82 | 453 | — |
| Equity securities | 137 | 137 | — | — |
| Cash and cash equivalents | 1 | 1 | — | — |
| Fair value excluding investments measured at net asset value | 673 | 220 | 453 | — |
| Investments measured at net asset value | 253 | | | |
| Total plan assets at fair value | $ 926 | | | |

The following section describes the valuation methodologies used to measure the fair value of postretirement benefit plan assets, including an indication of the level in the fair value hierarchy in which each type of asset is generally classified.

**Government Bonds.** These securities consist of direct investments in publicly traded U.S. fixed interest obligations (principally debentures) and non-U.S. government bonds. U.S. government bonds are valued using quoted prices in active markets and are included in Level 1. Non-U.S. government bonds are generally valued using observable inputs and are included in Level 2.

**Corporate Bonds and Other Fixed-Income Securities.** These securities consist of publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and tax-exempt municipal bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, these securities are included in Level 2.

**Equity Securities.** These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

**Cash and Cash Equivalents.** This consists of direct cash holdings and institutional short-term investment vehicles. Direct cash holdings are valued based on cost, which approximates fair value and are classified as Level 1. Certain institutional short-term investment vehicles are valued daily and are classified as Level 1. Other cash equivalents that are not traded on an active exchange, such as bank deposits, are classified as Level 2.

**Investments Measured at Net Asset Value**. This category consists of pooled funds and short-term investments.

- *Pooled funds.* The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Investments in the collective trusts can be redeemed on each business day based upon the applicable net asset value per unit.

The mutual fund investments are not traded on an exchange. The fair values of the mutual fund investments that are not traded on an exchange are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy.

- *Short-term investments.* Short-term investments largely consist of a money market fund, the fair value of which is based on the net asset value reported by the manager of the fund and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The money market fund is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The investment objective of the money market fund is to provide the highest possible level of current income while still maintaining liquidity and preserving capital.

### *Employer Contributions:*

In 2024, we contributed $11 million to our postretirement benefit plans. We estimate that 2025 postretirement benefit plan contributions will be approximately $11 million. Estimated future contributions take into consideration current economic conditions, which at this time are expected to have minimal impact on expected contributions for 2025. Our actual contributions and plans may change due to many factors, including changes in tax, employee benefit, or other laws and regulations, tax deductibility, significant differences between expected and actual postretirement plan asset performance or interest rates, or other factors.

During the fourth quarter of 2024, we amended the U.S. postretirement medical plan to establish a sub-trust to permit the payment of certain benefits for active union employees using $150 million of the retiree plan surplus, which represents a portion of the retiree plan's total surplus. This amount was converted to cash and treated as a negative contribution which is shown as a cash inflow in operating activities on the consolidated statement of cash flows. As a result of its designation for this purpose, the transferred amount is no longer considered an asset of the retiree plan and is recorded in restricted cash under other current assets and other non-current assets within the consolidated balance sheets.

### *Future Benefit Payments:*

Our estimated future benefit payments for our postretirement plans at December 28, 2024 were (in millions):

| | | |
|---|---|---|
| 2025 | $ | 74 |
| 2026 | | 69 |
| 2027 | | 64 |
| 2028 | | 60 |
| 2029 | | 56 |
| 2030-2034 | | 236 |

### Other Plans

We sponsor and contribute to employee savings plans that cover eligible salaried, non-union, and union employees. Our contributions and costs are determined by the matching of employee contributions, as defined by the plans. Amounts charged to expense for defined contribution plans totaled $109 million in 2024, $103 million in 2023, and $98 million in 2022.

### Accumulated Other Comprehensive Income/(Losses)

Our accumulated other comprehensive income/(losses) pension and postretirement benefit plans balances, before tax, consisted of the following (in millions):

| | Pension Benefits | | Postretirement Benefits | | Total | |
|---|---|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 | December 28, 2024 | December 30, 2023 |
| Net actuarial gain/(loss) | $ (414) | $ (414) | $ 502 | $ 466 | $ 88 | $ 52 |
| Prior service credit/(cost) | (19) | (12) | (19) | (7) | (38) | (19) |
| | $ (433) | $ (426) | $ 483 | $ 459 | $ 50 | $ 33 |

The net postemployment benefits recognized in other comprehensive income/(loss), consisted of the following (in millions):

| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | |
|---|---|---|---|---|---|---|
| Net postemployment benefit gains/(losses) arising during the period: | | | | | | |
| Net actuarial gains/(losses) arising during the period - Pension Benefits | $ | (13) | $ | (145) | $ | (468) |
| Net actuarial gains/(losses) arising during the period - Postretirement Benefits | | 58 | | 67 | | (44) |
| Prior service credits/(costs) arising during the period - Pension Benefits | | (9) | | — | | — |
| | | 36 | | (78) | | (512) |
| Tax benefit/(expense) | | (8) | | 8 | | 126 |
| | $ | 28 | $ | (70) | $ | (386) |
| | | | | | | |
| Reclassification of net postemployment benefit losses/(gains) to net income/(loss): | | | | | | |
| Amortization of unrecognized losses/(gains) - Pension Benefits | $ | 13 | $ | 13 | $ | 1 |
| Amortization of unrecognized losses/(gains) - Postretirement Benefits | | (22) | | (17) | | (15) |
| Amortization of prior service costs/(credits) - Pension Benefits | | 2 | | 1 | | 1 |
| Amortization of prior service costs/(credits) - Postretirement Benefits | | (12) | | (15) | | (15) |
| Net settlement and curtailment losses/(gains) - Pension Benefits | | — | | 146 | | 15 |
| | | (19) | | 128 | | (13) |
| Tax (benefit)/expense | | 5 | | (13) | | 5 |
| | $ | (14) | $ | 115 | $ | (8) |

## Note 12.  Financial Instruments

We maintain a policy of requiring that all significant, non-exchange traded derivative contracts be governed by an International Swaps and Derivatives Association master agreement, and these master agreements and their schedules contain certain obligations regarding the delivery of certain financial information upon demand.

### *Derivative Volume:*
The notional values of our outstanding derivative instruments were (in millions):

| | Notional Amount | |
|---|---|---|
| | December 28, 2024 | December 30, 2023 |
| Commodity contracts | $ 1,152 | $ 954 |
| Foreign exchange contracts | 3,067 | 4,618 |
| Cross-currency contracts | 7,449 | 6,133 |

*Fair Value of Derivative Instruments:*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values and the levels within the fair value hierarchy of derivative instruments recorded on the consolidated balance sheets were (in millions):

| | December 28, 2024 | | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | | Significant Other Observable Inputs (Level 2) | | Total Fair Value | |
| | Assets | Liabilities | Assets | Liabilities | Assets | Liabilities |
|---|---|---|---|---|---|---|
| **Derivatives designated as hedging instruments:** | | | | | | |
| Foreign exchange contracts[a] | $ — | $ — | $ 45 | $ 9 | $ 45 | $ 9 |
| Cross-currency contracts[b] | — | — | 137 | 172 | 137 | 172 |
| **Derivatives not designated as hedging instruments:** | | | | | | |
| Commodity contracts[c] | 24 | 37 | 9 | 19 | 33 | 56 |
| Foreign exchange contracts[a] | — | — | 33 | 8 | 33 | 8 |
| Total fair value | $ 24 | $ 37 | $ 224 | $ 208 | $ 248 | $ 245 |

(a) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets ($71 million) and other non-current assets ($7 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($16 million) and other non-current liabilities ($1 million).

(b) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets ($69 million) and other non-current assets ($68 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($34 million) and other non-current liabilities ($138 million).

(c) At December 28, 2024, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities ($55 million) and other non-current liabilities ($1 million).

| | December 30, 2023 | | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | | Significant Other Observable Inputs (Level 2) | | Total Fair Value | |
| | Assets | Liabilities | Assets | Liabilities | Assets | Liabilities |
|---|---|---|---|---|---|---|
| **Derivatives designated as hedging instruments:** | | | | | | |
| Foreign exchange contracts[a] | $ — | $ — | $ 12 | $ 42 | $ 12 | $ 42 |
| Cross-currency contracts[b] | — | — | 140 | 165 | 140 | 165 |
| **Derivatives not designated as hedging instruments:** | | | | | | |
| Commodity contracts[c] | 20 | 59 | 3 | 7 | 23 | 66 |
| Foreign exchange contracts[a] | — | — | 17 | 23 | 17 | 23 |
| Total fair value | $ 20 | $ 59 | $ 172 | $ 237 | $ 192 | $ 296 |

(a) At December 30, 2023, the fair value of our derivative assets was recorded in other current assets ($21 million) and other non-current assets ($8 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($51 million) and other non-current liabilities ($14 million).

(b) At December 30, 2023, the fair value of our derivative assets was recorded in other current assets ($37 million) and other non-current assets ($103 million), and the fair value of our derivative liabilities was recorded in other current liabilities ($31 million) and other non-current liabilities ($134 million).

(c) At December 30, 2023, the fair value of our derivative assets was recorded in other current assets and the fair value of derivative liabilities was recorded in other current liabilities ($64 million) and other non-current liabilities ($2 million).

Our derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contract. We elect to record the gross assets and liabilities of our derivative financial instruments on the consolidated balance sheets. If the derivative financial instruments had been netted on the consolidated balance sheets, the asset and liability positions each would have been reduced by $141 million at December 28, 2024 and $130 million at December 30, 2023. We had posted collateral related to commodity derivative margin requirements of $25 million at December 28, 2024 and $41 million at December 30, 2023, which were included in prepaid expenses on our consolidated balance sheets.

Level 1 financial assets and liabilities consist of commodity future and options contracts and are valued using quoted prices in active markets for identical assets and liabilities.

Level 2 financial assets and liabilities consist of commodity swaps, foreign exchange forwards, options, and swaps, and cross-currency swaps. Commodity swaps are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount. Foreign exchange forwards and swaps are valued using an income approach based on observable market forward rates less the contract rate multiplied by the notional amount. Foreign exchange options are valued using an income approach based on a Black-Scholes-Merton formula. This formula uses present value techniques and reflects the time value and intrinsic value based on observable market rates. Cross-currency swaps are valued based on observable market spot and swap rates.

We did not have any Level 3 financial assets or liabilities in any period presented.

Our calculation of the fair value of financial instruments takes into consideration the risk of nonperformance, including counterparty credit risk.

*Net Investment Hedging:*
At December 28, 2024, we had the following items designated as net investment hedges:

- Non-derivative foreign currency denominated debt with principal amounts of €300 million and £400 million; and
- Cross-currency contracts with notional amounts of C$1.4 billion ($1.0 billion), €2.8 billion ($3.0 billion), JPY9.6 billion ($68 million), and CNY2.5 billion ($344 million).

The component of the gains and losses on our net investment in these designated foreign operations, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our cross-currency contracts and foreign exchange contracts.

*Cash Flow Hedge Coverage:*
At December 28, 2024, we had entered into foreign exchange contracts designated as cash flow hedges for periods not exceeding the next 3 years and into cross-currency contracts designated as cash flow hedges for periods not exceeding the next 5 years.

*Fair Value Hedge Coverage:*
In 2024, we designated cross-currency contracts as fair value hedges of the foreign currency exposure of foreign currency denominated intercompany loans. At December 28, 2024, the notional amounts of the cross-currency contracts were £683 million ($864 million) and MXN4.8 billion ($251 million) and the carrying value of the hedged items was $1.1 billion. The gains/(losses) on the hedged items, driven by changes in foreign exchange rates, are economically offset by fair value movements on the effective portion of our cross-currency contract, which is reported in the same income statement line item in the same period. The amounts excluded from the assessment of effectiveness are recognized in earnings over the life of the hedge on a systematic and rational basis in the same line item as the hedged items.

*Deferred Hedging Gains and Losses on Fair Value and Cash Flow Hedges:*
Based on our valuation at December 28, 2024 and assuming market rates remain constant through contract maturities, we expect transfers to net income/(loss) of the existing losses reported in accumulated other comprehensive income/(losses) on interest rate cash flow hedges and cross-currency fair value hedges during the next 12 months to be insignificant. Additionally, we expect transfers to net income/(loss) of the existing gains reported in accumulated other comprehensive income/(losses) during the next 12 months on foreign-currency cash flow hedges to be approximately $26 million and on cross-currency cash flow hedges to be insignificant.

*Concentration of Credit Risk:*
Counterparties to our foreign exchange derivatives consist of major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of our credit exposure to any one party. While we may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. We closely monitor the credit risk associated with our counterparties and customers and to date have not experienced material losses.

*Economic Hedging:*
We enter into certain derivative contracts not designated as hedging instruments in accordance with our risk management strategy, which have an economic impact of largely mitigating commodity price risk and foreign currency exposures. Gains and losses are recorded in net income/(loss) as a component of cost of products sold for our commodity contracts and other expense/(income) for our cross currency and foreign exchange contracts.

*Acquisition Hedging:*
We entered into foreign exchange derivative contracts to economically hedge the foreign currency exposure related to the cash consideration for the Hemmer Acquisition. These derivative contracts settled in our second quarter of 2022. The related derivative gains were $38 million, and were recorded within other expense/(income). These gains are classified as other losses/

(gains) related to acquisitions and divestitures. See Note 4, *Acquisitions and Divestitures*, for additional information related to the Hemmer Acquisition.

***Derivative Impact on the Statements of Comprehensive Income:***

The following table presents the pre-tax amounts of derivative gains/(losses) deferred into accumulated other comprehensive income/(losses) and the income statement line item that will be affected when reclassified to net income/(loss) (in millions):

| Accumulated Other Comprehensive Income/(Losses) Component | Gains/(Losses) Recognized in Other Comprehensive Income/(Losses) Related to Derivatives Designated as Hedging Instruments | | | Location of Gains/(Losses) When Reclassified to Net Income/(Loss) |
|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 31, 2022 | |
| Cash flow hedges: | | | | |
| Foreign exchange contracts | $ (1) | $ — | $ 1 | Net sales |
| Foreign exchange contracts | 67 | (12) | 46 | Cost of products sold |
| Foreign exchange contracts (excluded component) | (8) | (6) | (17) | Cost of products sold |
| Foreign exchange contracts | 1 | (1) | 1 | SG&A |
| Foreign exchange contracts | 45 | (22) | — | Other expense/(income) |
| Foreign exchange contracts (excluded component) | 8 | 2 | — | Other expense/(income) |
| Cross-currency contracts | (80) | 83 | (132) | Other expense/(income) |
| Cross-currency contracts (excluded component) | — | 24 | 30 | Other expense/(income) |
| Cross-currency contracts | (29) | (26) | (28) | Interest expense |
| Interest rate contracts | — | (3) | — | Interest expense |
| Net investment hedges: | | | | |
| Foreign exchange contracts | 4 | (1) | 17 | Other expense/(income) |
| Foreign exchange contracts (excluded component) | 1 | 1 | — | Interest expense |
| Cross-currency contracts | 121 | (117) | 324 | Other expense/(income) |
| Cross-currency contracts (excluded component) | 49 | 35 | 42 | Interest expense |
| Fair value hedges: | | | | |
| Cross-currency contracts (excluded component) | (37) | — | — | Other expense/(income) |
| Total gains/(losses) recognized in statements of comprehensive income | $ 141 | $ (43) | $ 284 | |

*Derivative Impact on the Statements of Income:*

The following tables present the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss) and the affected income statement line items (in millions):

| | December 28, 2024 | | | December 30, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Cost of products sold | Interest expense | Other expense/ (income) | Cost of products sold | Interest expense | Other expense/ (income) |
| **Total amounts presented in the consolidated statements of income in which the following effects were recorded** | $ 16,878 | $ 912 | $ (85) | $ 17,714 | $ 912 | $ 27 |
| **Gains/(losses) related to derivatives designated as hedging instruments:** | | | | | | |
| Cash flow hedges[a]: | | | | | | |
| Foreign exchange contracts | $ 13 | $ — | $ 45 | $ 38 | $ — | $ (20) |
| Foreign exchange contracts (excluded component) | (6) | — | 9 | (10) | — | — |
| Cross-currency contracts | — | (30) | (111) | — | (27) | 63 |
| Cross-currency contracts (excluded component) | — | — | — | — | — | 25 |
| Net investment hedges[a]: | | | | | | |
| Foreign exchange contracts (excluded component) | — | 1 | — | — | 1 | — |
| Cross-currency contracts (excluded component) | — | 49 | — | — | 34 | — |
| Fair Value hedges: | | | | | | |
| Cross-currency contracts | — | — | (1) | — | — | — |
| Cross-currency contracts (excluded component)[b] | — | — | 4 | — | — | — |
| Hedged items[b] | — | — | 1 | — | — | — |
| **Gains/(losses) related to derivatives not designated as hedging instruments:** | | | | | | |
| Commodity contracts | (20) | — | — | (110) | — | — |
| Foreign exchange contracts | — | — | 38 | — | — | (12) |
| Interest rate contracts[c] | — | — | (3) | — | — | — |
| Cross-currency contracts | — | — | (27) | — | — | 3 |
| Total gains/(losses) recognized in statements of income | $ (13) | $ 20 | $ (45) | $ (82) | $ 8 | $ 59 |

(a)  Represents the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss).

(b)  Represents the pre-tax amounts of the hedged items gains/(losses) in fair value hedges.

(c)  Represents recognition of realized hedge losses resulting from the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring.

| | December 31, 2022 | | | |
| | Cost of products sold | SG&A | Interest expense | Other expense/ (income) |
|---|---|---|---|---|
| **Total amounts presented in the consolidated statements of income in which the following effects were recorded** | $ 18,363 | $ 4,488 | $ 921 | $ (253) |
| | | | | |
| **Gains/(losses) related to derivatives designated as hedging instruments:** | | | | |
| Cash flow hedges[a]: | | | | |
| Foreign exchange contracts | $ (2) | $ 2 | $ — | $ — |
| Foreign exchange contracts (excluded component) | (7) | — | — | — |
| Interest rate contracts | — | — | (1) | — |
| Cross-currency contracts | — | — | (28) | (54) |
| Cross-currency contracts (excluded component) | — | — | — | 30 |
| Net investment hedges[a]: | | | | |
| Foreign exchange contracts (excluded component) | — | — | (1) | — |
| Cross-currency contracts (excluded component) | — | — | 37 | — |
| | | | | |
| **Gains/(losses) related to derivatives not designated as hedging instruments:** | | | | |
| Commodity contracts | 86 | — | — | — |
| Foreign exchange contracts | — | — | — | (26) |
| Total gains/(losses) recognized in statements of income | $ 77 | $ 2 | $ 7 | $ (50) |

(a) Represents the pre-tax amounts of derivative gains/(losses) reclassified from accumulated other comprehensive income/(losses) to net income/(loss).

*Non-Derivative Impact on Statements of Comprehensive Income:*

Related to our non-derivative foreign currency denominated debt instruments designated as net investment hedges, we recognized pre-tax gains of $37 million in 2024, pre-tax losses of $39 million in 2023, and pre-tax gains of $111 million in 2022. These amounts were recognized in other comprehensive income/(loss).

## Note 13. Accumulated Other Comprehensive Income/(Losses)

The components of, and changes in, accumulated other comprehensive income/(losses), net of tax, were as follows (in millions):

| | Foreign Currency Translation Adjustments | Net Postemployment Benefit Plan Adjustments | Net Cash Flow Hedge Adjustments | Net Fair Value Hedges | Total |
|---|---|---|---|---|---|
| **Balance at December 25, 2021** | $ (2,285) | $ 364 | $ 97 | $ — | $ (1,824) |
| Foreign currency translation adjustments | (907) | — | — | — | (907) |
| Net deferred gains/(losses) on net investment hedges | 343 | — | — | — | 343 |
| Amounts excluded from the effectiveness assessment of net investment hedges | 32 | — | — | — | 32 |
| Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss) | (28) | — | — | — | (28) |
| Net deferred gains/(losses) on cash flow hedges | — | — | (72) | — | (72) |
| Amounts excluded from the effectiveness assessment of cash flow hedges | — | — | 14 | — | 14 |
| Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss) | — | — | 26 | — | 26 |
| Net actuarial gains/(losses) arising during the period | — | (386) | — | — | (386) |
| Net postemployment benefit losses/(gains) reclassified to net income/(loss) | — | (8) | — | — | (8) |
| Total other comprehensive income/(loss) | (560) | (394) | (32) | — | (986) |
| **Balance at December 31, 2022** | (2,845) | (30) | 65 | — | (2,810) |
| Foreign currency translation adjustments | 307 | — | — | — | 307 |
| Net deferred gains/(losses) on net investment hedges | (119) | — | — | — | (119) |

| | | | | | |
|---|---|---|---|---|---|
| Amounts excluded from the effectiveness assessment of net investment hedges | 28 | — | — | — | 28 |
| Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss) | (27) | — | — | — | (27) |
| Net deferred gains/(losses) on cash flow hedges | — | — | 3 | — | 3 |
| Amounts excluded from the effectiveness assessment of cash flow hedges | — | — | 19 | — | 19 |
| Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss) | — | — | (50) | — | (50) |
| Net actuarial gains/(losses) arising during the period | — | (70) | — | — | (70) |
| Prior service credits/(costs) arising during the period | — | — | — | — | — |
| Net postemployment benefit losses/(gains) reclassified to net income/(loss) | — | 115 | — | — | 115 |
| Other activity | 22 | — | (22) | — | — |
| Total other comprehensive income/(loss) | 211 | 45 | (50) | — | 206 |
| **Balance at December 30, 2023** | (2,634) | 15 | 15 | — | (2,604) |
| Foreign currency translation adjustments | (486) | — | — | — | (486) |
| Net deferred gains/(losses) on net investment hedges | 121 | — | — | — | 121 |
| Amounts excluded from the effectiveness assessment of net investment hedges | 38 | — | — | — | 38 |
| Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss) | (38) | — | — | — | (38) |
| Net deferred gains/(losses) on cash flow hedges | — | — | 21 | — | 21 |
| Amounts excluded from the effectiveness assessment of cash flow hedges | — | — | 6 | — | 6 |
| Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss) | — | — | 39 | — | 39 |
| Amounts excluded from the effectiveness assessment of fair value hedges | — | — | — | (23) | (23) |
| Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss) | — | — | — | (3) | (3) |
| Net actuarial gains/(losses) arising during the period | — | 35 | — | — | 35 |
| Prior service credits/(costs) arising during the period | — | (7) | — | — | (7) |
| Net postemployment benefit losses/(gains) reclassified to net income/(loss) | — | (14) | — | — | (14) |
| Total other comprehensive income/(loss) | (365) | 14 | 66 | (26) | (311) |
| **Balance at December 28, 2024** | $ (2,999) | $ 29 | $ 81 | $ (26) | $ (2,915) |

The gross amount and related tax benefit/(expense) recorded in, and associated with, each component of other comprehensive income/(loss) were as follows (in millions):

| | December 28, 2024 | | | December 30, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Before Tax Amount | Tax | Net of Tax Amount | Before Tax Amount | Tax | Net of Tax Amount | Before Tax Amount | Tax | Net of Tax Amount |
| Foreign currency translation adjustments | $ (486) | $ — | $ (486) | $ 307 | $ — | $ 307 | $ (907) | $ — | $ (907) |
| Net deferred gains/(losses) on net investment hedges | 162 | (41) | 121 | (157) | 38 | (119) | 452 | (109) | 343 |
| Amounts excluded from the effectiveness assessment of net investment hedges | 50 | (12) | 38 | 36 | (8) | 28 | 42 | (10) | 32 |
| Net deferred losses/(gains) on net investment hedges reclassified to net income/(loss) | (50) | 12 | (38) | (35) | 8 | (27) | (36) | 8 | (28) |
| Net deferred gains/(losses) on cash flow hedges | 3 | 18 | 21 | 19 | (16) | 3 | (112) | 40 | (72) |
| Amounts excluded from the effectiveness assessment of cash flow hedges | — | 6 | 6 | 20 | (1) | 19 | 13 | 1 | 14 |
| Net deferred losses/(gains) on cash flow hedges reclassified to net income/(loss) | 83 | (44) | 39 | (69) | 19 | (50) | 60 | (34) | 26 |
| Amounts excluded from the effectiveness assessment of fair value hedges | (37) | 14 | (23) | — | — | — | — | — | — |
| Net deferred losses/(gains) on fair value hedges reclassified to net income/(loss) | (4) | 1 | (3) | — | — | — | — | — | — |
| Net actuarial gains/(losses) arising during the period | 45 | (10) | 35 | (78) | 8 | (70) | (512) | 126 | (386) |
| Prior service credits/(costs) arising during the period | (9) | 2 | (7) | — | — | — | — | — | — |
| Net postemployment benefit losses/(gains) reclassified to net income/(loss) | (19) | 5 | (14) | 128 | (13) | 115 | (13) | 5 | (8) |

The amounts reclassified from accumulated other comprehensive income/(losses) were as follows (in millions):

| Accumulated Other Comprehensive Income/(Losses) Component | Reclassified from Accumulated Other Comprehensive Income/(Losses) to Net Income/(Loss) | | | Affected Line Item in the Statements of Income |
|---|---|---|---|---|
| | December 28, 2024 | December 30, 2023 | December 31, 2022 | |
| Losses/(gains) on net investment hedges: | | | | |
| Foreign exchange contracts[(a)] | $ (1) | $ (1) | $ 1 | Interest expense |
| Cross-currency contracts[(a)] | (49) | (34) | (37) | Interest expense |
| Losses/(gains) on cash flow hedges: | | | | |
| Foreign exchange contracts[(b)] | (7) | (28) | 9 | Cost of products sold |
| Foreign exchange contracts[(b)] | — | — | (2) | SG&A |
| Foreign exchange contracts[(b)] | (54) | 20 | — | Other expense/(income) |
| Cross-currency contracts[(b)] | 111 | (88) | 24 | Other expense/(income) |
| Cross-currency contracts[(b)] | 30 | 27 | 28 | Interest expense |
| Interest rate contracts[(c)] | 3 | — | — | Other expense/(income |
| Interest rate contracts[(d)] | — | — | 1 | Interest expense |
| Losses/(gains) on fair value hedges: | | | | |
| Cross-currency contracts[(e)] | (4) | — | — | Other expense/(income |
| Losses/(gains) on hedges before income taxes | 29 | (104) | 24 | |
| Losses/(gains) on hedges, income taxes | (31) | 27 | (26) | |
| Losses/(gains) on hedges | $ (2) | $ (77) | $ (2) | |
| | | | | |
| Losses/(gains) on postemployment benefits: | | | | |
| Amortization of unrecognized losses/(gains)[(f)] | $ (9) | $ (4) | $ (14) | |
| Amortization of prior service costs/(credits)[(f)] | (10) | (14) | (14) | |
| Settlement and curtailment losses/(gains)[(f)] | — | 146 | 15 | |
| Losses/(gains) on postemployment benefits before income taxes | (19) | 128 | (13) | |
| Losses/(gains) on postemployment benefits, income taxes | 5 | (13) | 5 | |
| Losses/(gains) on postemployment benefits | $ (14) | $ 115 | $ (8) | |

(a) Represents recognition of the excluded component in net income/(loss).

(b) Includes amortization of the excluded component and the effective portion of the related hedges.

(c) Represents recognition of realized hedge losses resulting from the discontinuance of cash flow hedges because the forecasted transactions were no longer probable of occurring.

(d) Represents amortization of realized hedge losses that were deferred into accumulated other comprehensive income/(losses) through the maturity of the related long-term debt instruments.

(e) Represents amortization of the excluded component.

(f) These components are included in the computation of net periodic postemployment benefit costs. See Note 11, *Postemployment Benefits*, for additional information.

In this note we have excluded activity and balances related to noncontrolling interest due to their insignificance. This activity was primarily related to foreign currency translation adjustments.

## Note 14.  Financing Arrangements

*Transfers of Financial Assets:*

Since 2020, we have had a nonrecourse accounts receivable factoring program whereby certain eligible receivables are sold to third-party financial institutions in exchange for cash. The program provides us with an additional means for managing liquidity. Under the terms of the arrangement, we act as the collecting agent on behalf of the financial institutions to collect amounts due from customers for the receivables sold. We account for the transfer of receivables as a true sale at the point control is transferred through derecognition of the receivable on our consolidated balance sheet. The accounts receivable factoring program was not utilized in 2024 as there were no receivables sold under the program during 2024, and no amounts were outstanding as of December 28, 2024. There were no incremental costs of factoring receivables under this arrangement for the year ended December 28, 2024. Receivables sold under this accounts receivable factoring program were approximately $863 million during 2023, with no amounts outstanding as of December 30, 2023. The incremental costs of factoring receivables under this arrangement were insignificant for the year ended December 30, 2023. Receivables sold under this accounts receivable factoring program were approximately $197 million during 2022, with an insignificant amount outstanding as of December 31, 2022. The incremental costs of factoring receivables under this arrangement were insignificant for the year ended December 31, 2022. The proceeds from the sales of receivables are included in cash from operating activities in the consolidated statement of cash flows. As of December 28, 2024, the Company has elected not to renew the accounts receivable factoring program. There were no outstanding obligations at the time the program was terminated.

*Trade Payables Programs:*

We maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell one or more of those payment obligations to participating financial institutions. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions related to these programs. We pledged no assets or other forms of guarantees in connection with our trade payable programs. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 250 days. All amounts due to participating suppliers are paid to the third party on the original invoice due dates, regardless of whether a particular invoice was sold. Supplier participation in these agreements is voluntary. The amounts confirmed outstanding under these programs were $745 million at December 28, 2024 and $819 million at December 30, 2023. The amounts were included in trade payables on our consolidated balance sheets. During 2024, we added $2,669 million of obligations to these programs and settled $2,743 million of obligations.

Changes in the amounts outstanding on our trade payables programs, were (in millions):

| | | |
|---|---|---:|
| Ending Balance at December 30, 2023 | $ | 819 |
| Obligations confirmed | | 2,669 |
| Confirmed obligations settled | | (2,743) |
| Ending Balance at December 28, 2024 | $ | 745 |

## Note 15.  Commitments and Contingencies

**Legal Proceedings**

We are involved in legal proceedings, claims, and governmental inquiries, inspections, or investigations ("Legal Matters") arising in the ordinary course of our business. While we cannot predict with certainty the results of Legal Matters in which we are currently involved or may in the future be involved, we do not expect that the ultimate costs to resolve the Legal Matters that are currently pending will have a material adverse effect on our financial condition, results of operations, or cash flows.

***Class Actions and Stockholder Derivative Actions:***

The Kraft Heinz Company and certain of our current and former officers and directors were defendants in a consolidated securities class action lawsuit pending in the United States District Court for the Northern District of Illinois, *Union Asset Management Holding AG, et al. v. The Kraft Heinz Company, et al.* The consolidated amended class action complaint, which was filed on August 14, 2020 and also named 3G Capital, Inc. and several of its subsidiaries and affiliates (the "3G Entities") as defendants, asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, based on allegedly materially false or misleading statements and omissions in public statements, press releases, investor presentations, earnings calls, Company documents, and SEC filings regarding the Company's business, financial results, and internal controls, and further alleged the 3G Entities engaged in insider trading and misappropriated the Company's material, non-public information. In February 2023, the parties to the litigation reached a preliminary class settlement agreement. Related to that agreement, we recorded a net expense of $210 million within SG&A in our consolidated statements of income for the fourth quarter of 2022, representative of the Company's then-estimated liability after insurance recoveries and contributions from other defendants. The Company's then-estimated liability and the insurance recoveries are reflected in current liabilities and current assets on the consolidated balance sheets at December 31, 2022. In the third quarter of 2023, we paid our remaining liability after insurance recoveries. On September 12, 2023, the United States District Court for the Northern District of Illinois issued a Judgment Approving Class Action Settlement, wherein it granted final approval of the class settlement and dismissed the lawsuit with prejudice.

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities were named as defendants in two stockholder derivative actions previously pending in the Delaware Court of Chancery, *Datnoff, et al. v. Behring, et al.*, which was filed on May 6, 2022, and *Felicetti, et al. v. Behring, et al.*, which was filed on March 6, 2023. The complaints alleged state law claims and contended that The Kraft Heinz Company's Board of Directors wrongfully refused plaintiffs' demands to pursue legal action against the named defendants. Specifically, the complaints alleged that certain of the Company's current and former officers and directors breached their fiduciary duties to the Company by purportedly making materially misleading statements and omissions regarding the Company's financial performance and the impairment of its goodwill and intangible assets. The complaints further alleged that the 3G Entities and certain of the Company's current and former officers and directors breached their fiduciary duties by engaging in insider trading and misappropriating the Company's material, non-public information, or aided and abetted such alleged breaches of fiduciary duty. The complaints sought relief against the defendants, principally in the form of damages, disgorgement of all profits obtained from the alleged insider trading, contribution and indemnification, and an award of attorneys' fees and costs. The defendants filed a motion to dismiss the complaints, which the Delaware Chancery Court granted in an order dated July 23, 2024, dismissing the complaints with prejudice. The plaintiffs filed a notice of appeal on August 19, 2024, followed by a notice of voluntary dismissal of the appeal on September 3, 2024. The Delaware Supreme Court closed the case on September 4, 2024, formally concluding this matter in full.

Certain of The Kraft Heinz Company's current and former officers and directors and the 3G Entities were also named as defendants in a consolidated stockholder derivative action, *In re Kraft Heinz Company Derivative Litigation*, which was filed in the Delaware Court of Chancery. The consolidated amended complaint, which was filed on April 27, 2020, alleged state law claims, contending that the 3G Entities were controlling stockholders who owed fiduciary duties to the Company, and that they breached those duties by allegedly engaging in insider trading and misappropriating the Company's material, non-public information. The complaint further alleged that certain of The Kraft Heinz Company's current and former officers and directors breached their fiduciary duties to the Company by purportedly making materially misleading statements and omissions regarding the Company's financial performance and the impairment of its goodwill and intangible assets, and by supposedly approving or allowing the 3G Entities' alleged insider trading. The complaint sought relief against the defendants in the form of damages, disgorgement of all profits obtained from the alleged insider trading, contribution and indemnification, and an award of attorneys' fees and costs. The defendants filed a motion to dismiss the consolidated amended complaint, which motion the Delaware Chancery Court granted in an order dated December 15, 2021. The plaintiffs filed a notice of appeal on January 13, 2022, and the Delaware Supreme Court affirmed the trial court's dismissal with prejudice of the consolidated amended complaint in an order dated August 1, 2022. One of the plaintiffs in said dismissed derivative litigation subsequently filed a new complaint, *Erste Asset Management v. Hees, et al.*, against certain current and former officers and directors of The Kraft Heinz Company on November 28, 2023 in the Delaware Court of Chancery, seeking to reinstate the plaintiff's previously-dismissed claims and recover attorneys' fees and costs incurred in the dismissed litigation on the basis of alleged newly discovered evidence. Specifically, the plaintiff alleges the 3G Entities caused the Company to make false and misleading public disclosures regarding the independence of two directors of The Kraft Heinz Company, one of whose independence plaintiff contends formed a basis for the court's prior dismissal of the consolidated amended complaint. The defendants filed a motion to dismiss the complaint, which the Delaware Chancery Court granted in an order dated August 8, 2024, dismissing the complaint with prejudice. The plaintiff filed a notice of appeal on September 5, 2024. We intend to vigorously defend against this lawsuit; however, we cannot reasonably estimate the potential range of loss, if any, due to the early stage of the proceedings.

*Environmental Actions:*

Since March 2024, the Company has been engaged in ongoing discussions with the U.S. Department of Justice, joined by the U.S. Environmental Protection Agency ("U.S. EPA") and the Indiana Department of Environmental Management, concerning alleged violations of the Clean Water Act related to a Company facility in Kendallville, Indiana. Previously, the Company entered into an Administrative Order on Consent with the U.S. EPA that requires the Company to implement a compliance plan to address related alleged violations of the Clean Water Act related to the facility in Kendallville, Indiana. While we cannot predict with certainty the resolution of these discussions, we do not expect that the ultimate costs to resolve this matter will have a material adverse effect on our financial condition, results of operations, or cash flows.

**Other Commitments and Contingencies**

*Purchase Obligations:*

We have purchase obligations for materials, supplies, property, plant and equipment, and co-packing, storage, and distribution services based on projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology, and professional services.

As of December 28, 2024, our take-or-pay purchase obligations were as follows (in millions):

| | | |
|---|---|---|
| 2025 | $ | 698 |
| 2026 | | 500 |
| 2027 | | 425 |
| 2028 | | 338 |
| 2029 | | 122 |
| Thereafter | | 277 |
| Total | $ | 2,360 |

## Note 16.  Debt

We may from time to time seek to retire or purchase our outstanding debt through redemptions, tender offers, cash purchases, prepayments, refinancing, exchange offers, open market or privately negotiated transactions, Rule 10b5-1 plans, or otherwise. Cash payments related to debt extinguishment are classified as cash outflows from financing activities on the consolidated statements of cash flows. Any gains or losses on extinguishment of debt are recognized in interest expense on the consolidated statements of income.

*Borrowing Arrangements:*

Together with Kraft Heinz Foods Company ("KHFC"), our 100% owned operating subsidiary, we have a credit agreement (the "Credit Agreement"), which provides for a five-year senior unsecured revolving credit facility in an aggregate amount of $4.0 billion (the "Senior Credit Facility"). On September 27, 2024, we entered into an agreement to extend the maturity date of our Senior Credit Facility from July 8, 2028 to July 8, 2029.

The Credit Agreement includes a $1.0 billion sublimit for borrowings in Canadian dollars, euro, or British pound sterling, as well as a swingline sub-facility of up to $400 million, and a letter of credit sub-facility of up to $300 million. Additionally, and subject to certain conditions, we may increase the amount of revolving commitments and/or add tranches of term loans in a combined aggregate amount of up to $1.0 billion.

Borrowings under the Senior Credit Facility will bear interest at the rates specified in the Credit Agreement, which vary based on the type of borrowing and certain other customary conditions.

The Credit Agreement contains customary representations, warranties, and covenants that are typical for these types of facilities and could, upon the occurrence of certain events of default, restrict our ability to access our Senior Credit Facility. The Credit Agreement requires us to maintain a minimum shareholders' equity (excluding accumulated other comprehensive income/(losses)) of at least $35 billion. The obligations under the Credit Agreement are guaranteed by KHFC and The Kraft Heinz Company in the case of indebtedness and other liabilities of any subsidiary borrower.

No amounts were drawn on our Senior Credit Facility at December 28, 2024 or December 30, 2023. No amounts were drawn on our Senior Credit Facility during the years ended December 28, 2024 or December 30, 2023.

From time to time, we obtain funding through our commercial paper programs. We had no commercial paper outstanding at December 28, 2024 or at December 30, 2023. We had no commercial paper outstanding during the year ended December 28, 2024, and the maximum amount of commercial paper outstanding was $150 million during the year ended and December 30, 2023.

### Long-Term Debt:

The following table summarizes our long-term debt obligations.

| | Priority [a] | Maturity Dates [b] | Interest Rates [b] | Carrying Values | |
|---|---|---|---|---|---|
| | | | | December 28, 2024 | December 30, 2023 |
| | | | | (in millions) | |
| U.S. dollar notes [c] | Senior Notes | 2026–2050 | 3.000%–7.125% | $ 16,535 | $ 16,545 |
| Euro notes [c] | Senior Notes | 2025–2029 | 2.250%–3.532% | 2,494 | 2,642 |
| British pound sterling notes: | | | | | |
| 2030 Notes [d] | Senior Notes | February 18, 2030 | 6.250% | 161 | 163 |
| Other British pound sterling notes [c] | Senior Notes | July 1, 2027 | 4.125% | 502 | 507 |
| Other debt | Various | 2025–2035 | 0.170%–16.350% | 26 | 30 |
| Finance lease obligations | | | | 151 | 145 |
| Total long-term debt | | | | 19,869 | 20,032 |
| Current portion of long-term debt | | | | 654 | 638 |
| Long-term debt, excluding current portion | | | | $ 19,215 | $ 19,394 |

(a) Priority of debt indicates the order which debt would be paid if all debt obligations were due on the same day. Senior secured debt takes priority over unsecured debt. Senior debt has greater seniority than subordinated debt.

(b) Maturity dates and interest rates presented are for the outstanding long-term debt obligations at December 28, 2024. Floating interest rates stated are as of December 28, 2024.

(c) Kraft Heinz fully and unconditionally guarantees these notes, which were issued by KHFC.

(d) The 6.250% Pound Sterling Senior Notes due February 18, 2030 (the "2030 Notes") were issued by H.J. Heinz Finance UK Plc. Kraft Heinz and KHFC fully and unconditionally guarantee the 2030 Notes. The 2030 Notes rank *pari passu* in right of payment with all of our existing and future senior obligations. Kraft Heinz became guarantor of the 2030 Notes in connection with the 2015 Merger. The 2030 Notes were previously only guaranteed by KHFC.

Our long-term debt contains customary representations, covenants, and events of default. We were in compliance with all financial covenants as of December 28, 2024.

At December 28, 2024, aggregate principal maturities of our long-term debt excluding finance leases were (in millions):

| | |
|---|---|
| 2025 | $ 629 |
| 2026 | 1,879 |
| 2027 | 1,856 |
| 2028 | 1,510 |
| 2029 | 935 |
| Thereafter | 12,766 |

### Open Market Debt Repurchases:
#### 2022 Open Market Debt Repurchases

In 2022, we repurchased approximately $755 million of certain of our senior notes under Rule 10b5-1 plans, including $268 million in the second quarter of 2022 (the "Q2 2022 Repurchases"), $180 million in the third quarter of 2022 (the "Q3 2022 Repurchases"), and $307 million in the fourth quarter of 2022 (the "Q4 2022 Repurchases" and, together with the Q2 2022 Repurchases and the Q3 2022 Repurchases, the "2022 Repurchases").

In connection with the 2022 Repurchases, we recognized a net gain on extinguishment of debt of approximately $38 million within interest expense on the consolidated statement of income for the year ended December 31, 2022, which included a net gain of $9 million in the second quarter of 2022 related to the Q2 2022 Repurchases, a net gain of $3 million in the third quarter of 2022 related to the Q3 2022 Repurchases, and a net gain of $26 million in the fourth quarter related to the Q4 2022 Repurchases. This gain primarily reflects the write-off of unamortized premiums and a net discount associated with the 2022 Repurchases. Related to the 2022 Repurchases, we recognized a debt prepayment and extinguishment benefit of $10 million on the consolidated statement of cash flows for the year ended December 31, 2022, which reflect the $38 million net gain on extinguishment of debt adjusted for the non-cash write-off of unamortized premiums of $33 million, unamortized debt issuance costs of $3 million, and unamortized discounts of $2 million.

***Debt Issuances:***

<u>2024 Debt Issuances</u>

In the first quarter of 2024, KHFC issued 550 million euro aggregate principal amount of 3.500% senior notes due March 2029 (the "2024 Notes"). The 2024 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal, premium, and interest on a senior unsecured basis. We used the net proceeds from the 2024 Notes for general corporate purposes, including to fund the repayment of our 550 million euro senior notes that matured in May 2024.

<u>2023 Debt Issuances</u>

In May 2023, KHFC issued 600 million euro aggregate principal amount of floating rate senior notes due May 2025 (the "2023 Notes"). The 2023 Notes are fully and unconditionally guaranteed by The Kraft Heinz Company as to payment of principal and interest on a senior unsecured basis. We used the proceeds from the 2023 Notes for general corporate purposes, including to partially fund the repayment of our 750 million euro senior notes that matured in June 2023.

***Debt Issuance Costs:***

Debt issuance costs are reflected as a direct deduction of our current portion of long-term debt and long-term debt balances on the consolidated balance sheets. We incurred an insignificant amount of debt issuance costs in 2024, 2023, and 2022. Unamortized debt issuance costs were $75 million at December 28, 2024 and $81 million at December 30, 2023. Amortization of debt issuance costs was $12 million in 2024 and $11 million in 2023 and 2022.

***Debt Premium:***

Unamortized debt premiums are presented on the consolidated balance sheets as a direct addition to the carrying amount of debt. Unamortized debt premium, net, was $217 million at December 28, 2024 and $234 million at December 30, 2023. Amortization of our debt premium, net, was $16 million in 2024 and 2023, and $17 million in 2022.

***Debt Repayments:***

In May 2024, we repaid 550 million euro aggregate principal amount of senior notes that matured in the period.

In June 2023, we repaid 750 million euro aggregate principal amount of senior notes that matured in the period.

In March 2022, we repaid $6 million aggregate principal amount of senior notes that matured in the period.

In June 2022, we repaid $381 million aggregate principal amount of senior notes that matured in the period.

In August 2022, we repaid $315 million aggregate principal amount of floating rate senior notes that matured in the period.

***Fair Value of Debt:***

At December 28, 2024, the aggregate fair value of our total debt was $18.7 billion as compared with a carrying value of $19.9 billion. At December 30, 2023, the aggregate fair value of our total debt was $19.6 billion as compared with a carrying value of $20.0 billion. Our short-term debt had a carrying value that approximated its fair value at December 28, 2024 and December 30, 2023. We determined the fair value of our long-term debt using Level 2 inputs. Fair values are generally estimated based on quoted market prices for identical or similar instruments.

**Note 17.  Leases**

We have operating and finance leases, primarily for warehouse, production, and office facilities and equipment. Our lease contracts have remaining contractual lease terms of up to 17 years, some of which include options to extend the term by up to 15 years. We include renewal options that are reasonably certain to be exercised as part of the lease term. Additionally, some lease contracts include termination options. We do not expect to exercise the majority of our termination options and generally exclude such options when determining the term of our leases. See Note 2, *Significant Accounting Policies*, for our lease accounting policy.

The components of our lease costs were (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Operating lease costs | $ 141 | $ 152 | $ 173 |
| Finance lease costs: | | | |
|   Amortization of right-of-use assets | 27 | 28 | 34 |
|   Interest on lease liabilities | 7 | 5 | 5 |
| Short-term lease costs | 9 | 12 | 8 |
| Variable lease costs | 334 | 659 | 1,232 |
| Sublease income | (9) | (10) | (10) |
|     Total lease costs | $ 509 | $ 846 | $ 1,442 |

Our variable lease costs primarily consist of inventory related costs, such as materials, labor, and overhead components in our manufacturing and distribution arrangements that also contain a fixed component related to an embedded lease. These variable lease costs are determined based on usage or output or may vary for other reasons such as changes in material prices, taxes, or insurance. Certain of our variable lease costs are based on fluctuating indices or rates. These leases are included in our ROU assets and lease liabilities based on the index or rate at the lease commencement date. The future variability in these indices and rates is unknown; therefore, it is excluded from our future minimum lease payments and is not a component of our ROU assets or lease liabilities.

We had no losses/(gains) on sale and leaseback transactions in 2024 and 2023. Losses/(gains) on sales and leaseback transactions, net, were insignificant for 2022.

Supplemental balance sheet information related to our leases was (in millions, except lease term and discount rate):

| | December 28, 2024 | | December 30, 2023 | |
|---|---|---|---|---|
| | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
| Right-of-use assets | $ 539 | $ 148 | $ 574 | $ 135 |
| Lease liabilities (current) | 117 | 25 | 116 | 27 |
| Lease liabilities (non-current) | 464 | 126 | 501 | 118 |
| | | | | |
| Weighted average remaining lease term | 7 years | 9 years | 8 years | 10 years |
| Weighted average discount rate | 3.9 % | 4.6 % | 3.7 % | 4.5 % |

Operating lease ROU assets are included in other non-current assets and finance lease ROU assets are included in property, plant and equipment, net, on our consolidated balance sheets. The current portion of operating lease liabilities is included in other current liabilities, and the current portion of finance lease liabilities is included in the current portion of long-term debt on our consolidated balance sheets. The non-current portion of operating lease liabilities is included in other non-current liabilities, and the non-current portion of finance lease liabilities is included in long-term debt on our consolidated balance sheets.

Cash flows arising from lease transactions were (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
|   Operating cash inflows/(outflows) from operating leases | $ (144) | $ (156) | $ (176) |
|   Operating cash inflows/(outflows) from finance leases | (7) | (5) | (5) |
|   Financing cash inflows/(outflows) from finance leases | (32) | (26) | (38) |
| Right-of-use assets obtained in exchange for lease liabilities: | | | |
|   Operating leases | 64 | 44 | 197 |
|   Finance leases | 48 | 25 | 34 |

Future minimum lease payments for leases in effect at December 28, 2024 were (in millions):

| | Operating Leases | | Finance Leases | |
|---|---:|---:|---:|---:|
| 2025 | $ | 139 | $ | 33 |
| 2026 | | 117 | | 30 |
| 2027 | | 86 | | 24 |
| 2028 | | 72 | | 31 |
| 2029 | | 61 | | 12 |
| Thereafter | | 195 | | 55 |
| Total future undiscounted lease payments | | 670 | | 185 |
| Less imputed interest | | (89) | | (34) |
| Total lease liability | $ | 581 | $ | 151 |

At December 28, 2024, our operating and finance leases that had not yet commenced were approximately $214 million. This balance is primarily composed of a non-cancellable synthetic lease with a future minimum lease commitment of approximately $157 million. See below for discussion of our synthetic lease arrangement.

### Synthetic Lease Arrangements:

In June 2023, we entered into a non-cancellable synthetic lease for a distribution facility, for which we are the construction agent, that we now anticipate the estimated construction cost to be approximately $625 million. The lease will commence upon completion of construction of the facility which is now expected to be in the later part of 2027. The term of the lease is five years after commencement. At the end of the lease term, we will be required to either purchase the facility or, in the event that option is not elected, to remarket the facility. Upon lease commencement, the lease classification, right-of-use asset, and lease liability will be determined and recorded. The lease arrangement contains a residual value guarantee of approximately 85% of the total construction cost. The construction agreement and lease contain covenants that are consistent with our Senior Credit Facility as disclosed in Note 16, *Debt*.

## Note 18.  Capital Stock

**Common Stock**

Our Second Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5.0 billion shares of common stock.

Shares of common stock issued, in treasury, and outstanding were (in millions of shares):

| | Shares Issued | Treasury Shares | Shares Outstanding |
|---|---:|---:|---:|
| Balance at December 25, 2021 | 1,235 | (11) | 1,224 |
| Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other | 8 | (7) | 1 |
| Balance at December 31, 2022 | 1,243 | (18) | 1,225 |
| Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other | 6 | (13) | (7) |
| Balance at December 30, 2023 | 1,249 | (31) | 1,218 |
| Exercise of stock options, issuance of other stock awards, repurchase of common stock, and other | 5 | (28) | (23) |
| Balance at December 28, 2024 | 1,254 | (59) | 1,195 |

**Share Repurchase Program**

On November 27, 2023, we announced that the Board approved a share repurchase program authorizing the Company to purchase up to $3.0 billion, exclusive of fees, of the Company's common stock through December 26, 2026. We are not obligated to repurchase any specific number of shares and the program may be modified, suspended, or discontinued at any time. Under the program, shares may be repurchased in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, privately negotiated transactions, transactions structured through investment banking institutions, or other means. As of December 28, 2024, we had remaining authorization under the share repurchase program of approximately $1.9 billion. The share repurchase program is in addition to our share repurchases to offset the dilutive effect of equity-based compensation.

**Note 19. Earnings Per Share**

Our earnings per common share ("EPS") were:

| | | December 28, 2024 | | December 30, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|---|
| | | (in millions, except per share data) | | | | |
| **Basic Earnings Per Common Share:** | | | | | | |
| Net income/(loss) attributable to common shareholders | $ | 2,744 | $ | 2,855 | $ | 2,363 |
| Weighted average shares of common stock outstanding | | 1,210 | | 1,227 | | 1,226 |
| Net earnings/(loss) | $ | 2.27 | $ | 2.33 | $ | 1.93 |
| **Diluted Earnings Per Common Share:** | | | | | | |
| Net income/(loss) attributable to common shareholders | $ | 2,744 | $ | 2,855 | $ | 2,363 |
| Weighted average shares of common stock outstanding | | 1,210 | | 1,227 | | 1,226 |
| Effect of dilutive equity awards | | 5 | | 8 | | 9 |
| Weighted average shares of common stock outstanding, including dilutive effect | | 1,215 | | 1,235 | | 1,235 |
| Net earnings/(loss) | $ | 2.26 | $ | 2.31 | $ | 1.91 |

We use the treasury stock method to calculate the dilutive effect of outstanding equity awards in the denominator for diluted EPS. Anti-dilutive shares were 6 million in 2024, 7 million in 2023, and 6 million in 2022.

**Note 20.  Segment Reporting**

In the first quarter of 2024, our internal reporting and reportable segments changed. We divided our International segment into three operating segments — EPDM, WEEM, and AEM — to enable enhanced focus on the different strategies required for each of these regions as part of our long-term strategic plan. Subsequently, we manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of WEEM and AEM, are combined and disclosed as Emerging Markets. We have reflected this segment change in all historical periods presented.

As part of the segment reorganization, management reallocated certain corporate expenses previously reported within our International segment to general corporate expenses. This reflects management's approach to centrally manage these expenses. We have reflected this reallocation in all historical periods presented.

Our chief operating decision maker ("CODM"), Carlos Abrams-Rivera, Chief Executive Officer, evaluates segment performance based on several factors, including net sales and Segment Adjusted Operating Income. In the first quarter of 2024, following changes to our segments, our CODM reevaluated and changed the primary measure utilized to evaluate segment profitability from Segment Adjusted EBITDA to Segment Adjusted Operating Income. We have reflected this change from Segment Adjusted EBITDA to Segment Adjusted Operating Income in all historical periods presented. Segment Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters. Segment Adjusted Operating Income is a financial measure that assists our CODM in comparing our performance on a consistent basis by removing the impact of certain items that our CODM believes do not directly reflect our underlying operations. Our CODM also considers monthly budget-to-actual variances and year-over-year performance of Segment Adjusted Operating Income when making decisions about allocating resources to our segments. Our CODM does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

Emerging Markets represents the aggregation of our WEEM and AEM operating segments. Adjusted Operating Income for WEEM and AEM is the measure reported to our chief operating decision maker for purposes of making decisions about allocating resources to these operating segments and assessing their performance.

Net sales by segment were (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| Net sales: | | | |
| North America | $ 19,543 | $ 20,126 | $ 20,340 |
| International Developed Markets | 3,535 | 3,623 | 3,401 |
| Total segment net sales | 23,078 | 23,749 | 23,741 |
| Emerging Markets | 2,768 | 2,891 | 2,744 |
| Total net sales | $ 25,846 | $ 26,640 | $ 26,485 |

Segment Adjusted Operating Income was (in millions):

| | December 28, 2024 | | |
|---|---|---|---|
| | North America | International Developed Markets | Total |
| Net Sales | $ 19,543 | $ 3,535 | |
| Adjusted Cost of Products Sold[a] | 12,356 | 2,482 | |
| Other segment items[b] | 2,076 | 516 | |
| Segment Adjusted Operating Income | $ 5,111 | $ 537 | $ 5,648 |
| Emerging Markets | | | 321 |
| General corporate expenses | | | (609) |
| Restructuring activities | | | (27) |
| Unrealized gains/(losses) on commodity hedges | | | 19 |
| Impairment losses | | | (3,669) |
| Operating income/(loss) | | | 1,683 |
| Interest expense | | | 912 |
| Other expense/(income) | | | (85) |
| Income/(loss) before income taxes | | | $ 856 |

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

|  | December 30, 2023 | | |
| --- | --- | --- | --- |
|  | North America | International Developed Markets | Total |
| Net Sales | $ 20,126 | $ 3,623 | |
| Adjusted Cost of Products Sold[a] | 12,948 | 2,580 | |
| Other segment items[b] | 2,128 | 521 | |
| Segment Adjusted Operating Income | $ 5,050 | $ 522 | $ 5,572 |
| Emerging Markets | | | 376 |
| General corporate expenses | | | (651) |
| Restructuring activities | | | (60) |
| Unrealized gains/(losses) on commodity hedges | | | (1) |
| Impairment losses | | | (662) |
| Certain non-ordinary course legal and regulatory matters | | | (2) |
| Operating income/(loss) | | | 4,572 |
| Interest expense | | | 912 |
| Other expense/(income) | | | 27 |
| Income/(loss) before income taxes | | | $ 3,633 |

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

| | December 31, 2022 | | |
| --- | --- | --- | --- |
| | North America | International Developed Markets | Total |
| Net Sales | $ 20,340 | $ 3,401 | |
| Adjusted Cost of Products Sold[a] | 13,676 | 2,424 | |
| Other segment items[b] | 1,929 | 455 | |
| Segment Adjusted Operating Income | $ 4,735 | $ 522 | $ 5,257 |
| Emerging Markets | | | 319 |
| General corporate expenses | | | (587) |
| Restructuring activities | | | (74) |
| Deal costs | | | (9) |
| Unrealized gains/(losses) on commodity hedges | | | (63) |
| Impairment losses | | | (999) |
| Certain non-ordinary course legal and regulatory matters | | | (210) |
| Operating income/(loss) | | | 3,634 |
| Interest expense | | | 921 |
| Other expense/(income) | | | (253) |
| Income/(loss) before income taxes | | | $ 2,966 |

(a) Adjusted Cost of Products Sold is defined as cost of products sold excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

(b) Other segment items for North America and International Developed Markets includes SG&A, primarily for marketing and advertising expenses, employee compensation-related expenses, amortization of definite-lived intangible assets, and research and development costs.

Total depreciation and amortization expense by segment was (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
| --- | --- | --- | --- |
| Depreciation and amortization expense: | | | |
| North America | $ 614 | $ 561 | $ 579 |
| International Developed Markets | 156 | 157 | 155 |
| Total segment depreciation and amortization expense | 770 | 718 | 734 |
| Emerging Markets | 106 | 157 | 103 |
| General corporate expenses | 72 | 86 | 96 |
| Total depreciation and amortization expense | $ 948 | $ 961 | $ 933 |

Total capital expenditures by segment were (in millions):

| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
| --- | --- | --- | --- |
| Capital expenditures: | | | |
| North America | $ 643 | $ 604 | $ 513 |
| International Developed Markets | 154 | 178 | 150 |
| Total segment capital expenditures | 797 | 782 | 663 |
| Emerging Markets | 115 | 163 | 176 |
| General corporate expenses | 112 | 68 | 77 |
| Total capital expenditures | $ 1,024 | $ 1,013 | $ 916 |

In the first quarter of 2024, we changed the way we manage our product portfolio to align with our future growth strategy. As of December 28, 2024, we manage our product portfolio through eight consumer-driven product platforms: Taste Elevation, Easy Ready Meals, Substantial Snacking, Desserts, Hydration, Cheese, Coffee, and Meats. A platform is a lens created for the portfolio based on a grouping of consumer needs. The platforms help us to manage and organize our business effectively by providing insight into our various product categories and brands.

Taste Elevation includes condiments, sauces, dressings, and spreads. Easy Ready Meals includes *Kraft* Mac & Cheese varieties, frozen potato products, and other frozen meals. Substantial Snacking includes *Lunchables* meal kits, frozen snacks, and pickles. Desserts includes dry packaged desserts, refrigerated ready to eat desserts, and other dessert toppings. Hydration includes ready to drink beverages, powdered beverages, and liquid concentrates. Cheese includes American sliced and recipe cheeses. Coffee includes mainstream coffee, coffee pods, and premium coffee. Meats includes cold cuts, bacon, and hot dogs.

Each platform is assigned a role within our business to help inform our resource allocation and investment decisions, which are made at the operating segment level. These roles include: Accelerate, Protect, and Balance. Our Accelerate role contains platforms that are expected to have long-term high growth potential, generate higher gross margins, and are in markets in which we have higher market share. Our Protect role contains platforms that are expected to have moderate growth potential, tend to generate higher gross margins, and are in markets in which we have higher market share. Our Balance role contains platforms that include commodity-heavy categories with relatively flat growth potential but help us to maintain our brand footprint.

We have reflected this change to our platforms in all historical periods presented.

Net sales by platform were (in millions):

|  | December 28, 2024 | December 30, 2023 | December 31, 2022 |
|---|---|---|---|
| ACCELERATE |  |  |  |
| Taste Elevation | $ 11,371 | $ 11,573 | $ 10,843 |
| Easy Ready Meals | 4,748 | 4,908 | 4,971 |
| Substantial Snacking | 1,230 | 1,382 | 1,514 |
| Total Accelerate | $ 17,349 | $ 17,863 | $ 17,328 |
| PROTECT |  |  |  |
| Desserts | $ 1,152 | $ 1,153 | $ 1,132 |
| Hydration | 2,129 | 2,242 | 2,354 |
| Total Protect | $ 3,281 | $ 3,395 | $ 3,486 |
| BALANCE |  |  |  |
| Cheese | $ 1,746 | $ 1,786 | $ 1,915 |
| Coffee | 835 | 891 | 891 |
| Meats | 2,136 | 2,197 | 2,395 |
| Other | 499 | 508 | 470 |
| Total Balance | $ 5,216 | $ 5,382 | $ 5,671 |
| Total net sales | $ 25,846 | $ 26,640 | $ 26,485 |

***Concentration of Risk:***
Our largest customer, Walmart Inc., represented approximately 21% of our net sales in 2024, 2023, and 2022. Both of our reportable segments have sales to Walmart Inc.

*Geographic Financial Information:*

We had significant sales in the United States, Canada, and the United Kingdom. Our net sales by geography were (in millions):

| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| United States | $ | 17,768 | $ | 18,377 | $ | 18,587 |
| Canada | | 1,775 | | 1,749 | | 1,752 |
| United Kingdom | | 1,280 | | 1,271 | | 1,160 |
| Other | | 5,023 | | 5,243 | | 4,986 |
| Total net sales | $ | 25,846 | $ | 26,640 | $ | 26,485 |

We had significant long-lived assets in the United States. Long-lived assets are comprised of property, plant and equipment, net of related accumulated depreciation; operating lease right-of-use assets, net of related accumulated depreciation; and the non-current portion of deferred implementation costs for hosted cloud computing service arrangements. Our long-lived assets by geography were (in millions):

| | December 28, 2024 | | December 30, 2023 |
|---|---|---|---|
| Long-lived assets: | | | |
| United States | $ | 5,415 | $ | 5,290 |
| Other | | 2,381 | | 2,536 |
| Total long-lived assets | $ | 7,796 | $ | 7,826 |

At December 30, 2023, long-lived assets by geography excluded amounts classified as held for sale.

**Note 21.  Other Financial Data**

**Consolidated Statements of Income Information**

*Other expense/(income)*

Other expense/(income) consists of the following (in millions):

| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|
| Amortization of postemployment benefit plans prior service costs/(credits) | $ | (10) | $ | (14) | $ | (14) |
| Net pension and postretirement non-service cost/(benefit)[a] | | (130) | | 67 | | (135) |
| Loss/(gain) on sale of business | | 81 | | (4) | | (25) |
| Interest income | | (69) | | (40) | | (27) |
| Foreign exchange losses/(gains) | | (21) | | 73 | | (106) |
| Derivative losses/(gains) | | 45 | | (59) | | 50 |
| Other miscellaneous expense/(income) | | 19 | | 4 | | 4 |
| Other expense/(income) | $ | (85) | $ | 27 | $ | (253) |

(a)  Excludes amortization of prior service costs/(credits).

We present all non-service cost components of net pension cost/(benefit) and net postretirement cost/(benefit) within other expense/(income) on our consolidated statements of income. See Note 11, *Postemployment Benefits*, for additional information on these components, including any curtailments and settlements, as well as information on our prior service costs/(credits) amortization. See Note 4, *Acquisitions and Divestitures*, for additional information related to our loss/(gain) on sale of business. See Note 12, *Financial Instruments*, for information related to our derivative impacts.

Other expense/(income) was $85 million of income in 2024 compared to $27 million of expense in 2023. This change was primarily driven by a $130 million net pension and postretirement non-service benefit in 2024 compared to a $67 million net pension and postretirement non-service cost in 2023, a $21 million net foreign exchange gain in 2024 compared to a $73 million net foreign exchange loss in 2023, and $69 million in interest income in 2024 compared to $40 million in interest income in 2023. These impacts were partially offset by a $45 million net loss on derivative activities in 2024 compared to a $59 million net gain on derivative activities in 2023, a $81 million net loss on the sale of businesses in 2024 compared to a $4 million net gain on the sale of business in 2023, and a $19 million expense in other miscellaneous expenses in 2024 compared to a $4 million expense in other miscellaneous expenses in 2023.

Other expense/(income) was $27 million of expense in 2023 compared to $253 million of income in 2022. This change was primarily driven by a $67 million net pension and postretirement non-service costs in 2023 compared to a $135 million net pension and postretirement non-service benefit in 2022, a $73 million net foreign exchange loss in 2023 compared to a $106 million net foreign exchange gain in 2022, and a $21 million decrease in gain on sale of businesses. These impacts were partially offset by a $59 million net gain on derivative activities in 2023 compared to a $50 million net loss on derivative activities in 2022, and a $13 million increase in interest income as compared to the prior year period.

**Item 9.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A.  Controls and Procedures.**

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 28, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 28, 2024, were effective and provided reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

**Changes in Internal Control Over Financial Reporting**

Our Chief Executive Officer and Chief Financial Officer, with other members of management, evaluated the changes in our internal control over financial reporting during the quarter ended December 28, 2024. We determined that there were no changes in our internal control over financial reporting during the quarter ended December 28, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2024, we started a multi-year migration of certain of our financial processing systems, including the implementation of a new enterprise resource planning (ERP) solution which will replace our existing ERPs. The implementation is expected to occur in phases throughout our businesses over the next several years, and we anticipate the first phase to be completed in the first half of 2025. We are evaluating the design and operating effectiveness of internal controls as they relate to the system upgrades, and we will implement any required control changes prior to relevant go-live dates associated with the system implementations.

**Management's Report on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;

- provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 28, 2024 based on the framework described in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 28, 2024.

PricewaterhouseCoopers LLP, an independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 28, 2024, as stated in their report which appears herein under Item 8, *Financial Statements and Supplementary Data*.

**Item 9B. Other Information.**

(b) Insider Stock Trading Arrangements:

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

None.


**PART III**


**Item 10. Directors, Executive Officers and Corporate Governance.**

Information required by this Item 10 is included under the caption "Information about our Executive Officers" contained in Item 1, *Business*, of this report and under the headings *Our Board*, *Beneficial Ownership of Kraft Heinz Stock—Delinquent Section 16(a) Reports*, *Governance—Other Governance Policies and Practices*, *Governance—Committees of the Board*, and *Other Information—Stockholder Proposals* in our definitive Proxy Statement for our Annual Meeting of Stockholders expected to be held on May 8, 2025 ("2025 Proxy Statement"). This information is incorporated by reference into this Annual Report on Form 10-K.

**Item 11. Executive Compensation.**

Information required by this Item 11 is included under the headings *Governance—Committees of the Board*, *Director Compensation*, and *Executive Compensation—Compensation Discussion and Analysis*, *Executive Compensation—Executive Compensation Tables*, and *Executive Compensation—Pay Ratio Disclosure* in our 2025 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The number of shares to be issued upon exercise or vesting of awards issued under, and the number of shares remaining available for future issuance under our equity compensation plans at December 28, 2024 were:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] | Weighted average exercise price per share of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 18,815,858 | $ 46.44 | 13,209,051 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 18,815,858 | | 13,209,051 |

(1) Includes the vesting of RSUs and PSUs.

Information related to the security ownership of certain beneficial owners and management is included under the heading *Beneficial Ownership of Kraft Heinz Stock* in our 2025 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

Information required by this Item 13 is included under the headings *Our Board* and *Governance—Other Governance Policies and Practices* in our 2025 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

**Item 14. Principal Accountant Fees and Services.**

Information required by this Item 14 is included under the headings *Audit Matters—Independent Auditors' Fees and Services* and *Audit Matters—Pre-Approval Policy* in our 2025 Proxy Statement. This information is incorporated by reference into this Annual Report on Form 10-K.

**Item 15.  Exhibits, Financial Statement Schedules.**

(a) Index to Consolidated Financial Statements and Schedules

| | Page No. |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB ID 238)................................................................ | 51 |
| Consolidated Statements of Income for the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022................................................................................................................................................................ | 55 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022 ................................................................................................................................ | 56 |
| Consolidated Balance Sheets at December 28, 2024 and December 30, 2023................................................ | 57 |
| Consolidated Statements of Equity for the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022................................................................................................................................................................ | 58 |
| Consolidated Statements of Cash Flows for the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022 ................................................................................................................................................ | 59 |
| Notes to the Consolidated Financial Statements........................................................................................................ | 60 |
| Financial Statement Schedule - Valuation and Qualifying Accounts for the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022 ...................................................................................................... | S-1 |

Schedules other than those listed above have been omitted either because such schedules are not required or are not applicable.

(b) The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

| Exhibit No. | Descriptions |
|---|---|
| 2.1 | Separation and Distribution Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 2.1 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012). |
| 2.2 | Master Ownership and License Agreement Regarding Patents, Trade Secrets and Related Intellectual Property, effective October 1, 2012, between Kraft Foods Global Brands LLC, Kraft Foods Group Brands LLC, Kraft Foods UK Ltd., and Kraft Foods R&D Inc. (incorporated by reference to Exhibit 2.3 of Amendment No. 2 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on December 4, 2012). |
| 3.1 | Second Amended and Restated Certificate of Incorporation of H.J. Heinz Holding Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015). |
| 3.2 | Amended and Restated By-Laws of The Kraft Heinz Company, effective November 3, 2022 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on November 7, 2022). |
| 3.3 | Certificate of Retirement of Series A Preferred Stock of The Kraft Heinz Company, dated June 7, 2016 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on June 7, 2016). |
| 4.1 | Amended and Restated Registration Rights Agreement, dated July 2, 2015, among The Kraft Heinz Company, 3G Global Food Holdings LP, and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 2, 2015). |
| 4.2 | Indenture, dated July 1, 2015, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.3 | First Supplemental Indenture, dated July 1, 2015, relating to the 2.000% Senior Notes due 2023, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.4 | Second Supplemental Indenture, dated July 1, 2015, relating to the 4.125% Senior Notes due 2027, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, Wells Fargo Bank, National Association, as trustee, and Société Générale Bank & Trust, as paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.5 | Third Supplemental Indenture, dated July 2, 2015, relating to the 1.60% Senior Notes due 2017, 2.00% Senior Notes due 2018, 2.80% Senior Notes due 2020, 3.50% Senior Notes due 2022, 3.95% Senior Notes due 2025, 5.00% Senior Notes due 2035, and 5.20% Senior Notes due 2045, among H. J. Heinz Company, as issuer, H.J. Heinz Holding Corporation, as guarantor, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |

| 4.6 | Indenture, dated June 4, 2012, between Kraft Foods Group, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.4 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012). |
|---|---|
| 4.7 | Supplemental Indenture No. 1, dated June 4, 2012, relating to the 1.625% Notes due 2015, 2.250% Notes due 2017, 3.500% Notes due 2022, and 5.000% Notes due 2042, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.5 of Amendment No. 3 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on June 21, 2012). |
| 4.8 | Supplemental Indenture No. 2, dated July 18, 2012, relating to the 6.125% Senior Notes due 2018, 5.375% Senior Notes due 2020, 6.875% Senior Notes due 2039, and 6.500% Senior Notes due 2040, among Kraft Foods Group, Inc., Kraft Foods Inc., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.27 of Amendment No. 5 to Kraft Foods Group, Inc.'s Registration Statement on Form 10, filed on August 6, 2012). |
| 4.9 | Supplemental Indenture No. 3, dated July 2, 2015, among Kraft Foods Group, Inc., as issuer, Kite Merger Sub LLC, H.J. Heinz Holding Corporation, as parent guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.17 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.10 | Third Supplemental Indenture, dated July 2, 2015, relating to the 6.75% Debentures due 2032 and 7.125% Debentures due 2039, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.18 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.11 | Third Supplemental Indenture, dated July 2, 2015, relating to the 6.375% Debentures due 2028, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and The Bank of New York Mellon, as successor trustee to Bank One, National Association (incorporated by reference to Exhibit 4.19 of the Company's Current Report on Form 8-K, filed on July 6, 2015). |
| 4.12 | Indenture, dated July 6, 2001, among H. J. Heinz Finance Company, as issuer, H.J. Heinz Company, as guarantor, and Bank One, National Association, as trustee (incorporated herein by reference to Exhibit 4(c) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002, filed on July 30, 2002). |
| 4.13 | Indenture, dated July 15, 2008, among H.J. Heinz Company and Union Bank of California, N.A., as trustee (incorporated herein by reference to Exhibit 4(d) of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2009, filed on June 17, 2009). |
| 4.14 | First Supplemental Indenture, dated July 2, 2015, relating to the 2.00% Notes due September 2016, 1.50% Notes due March 2017, 3.125% Notes due September 2021 and 2.85% Notes due March 2022, among H.J. Heinz Holding Corporation, H. J. Heinz Company, and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2020, filed on February 17, 2021). |
| 4.15 | Supplemental Indenture No. 4, dated November 11, 2015, relating to the 2.250% Notes due 2017, 6.125% Notes due 2018, 5.375% Notes due 2020, 3.500% Notes due 2022, 6.875% Notes due 2039, 6.500% Notes due 2040, and 5.000% Notes due 2042, between Kraft Heinz Foods Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.21 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016). |
| 4.16 | Indenture, dated July 15, 1992, between H. J. Heinz Company and The First National Bank of Chicago, as trustee (incorporated by reference to Exhibit 4(a) of H. J. Heinz Company's Registration Statement on Form S-3, filed on March 16, 1998). |
| 4.17 | Fourth Supplemental Indenture, dated May 24, 2016, relating to the 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 25, 2016). |
| 4.18 | Form of 3.000% Senior Notes due 2026 and 4.375% Senior Notes due 2046 (included in Exhibit 4.17). |
| 4.19 | Fifth Supplemental Indenture, dated May 25, 2016, relating to the 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and transfer agent (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 25, 2016). |
| 4.20 | Form of 1.500% Senior Notes due 2024 and 2.250% Senior Notes due 2028 (included in Exhibit 4.19). |
| 4.21 | Sixth Supplemental Indenture, dated August 10, 2017, relating to the Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, paying agent, security registrar, and calculation agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on August 10, 2017). |
| 4.22 | Form of Floating Rate Senior Notes due 2019, Floating Rate Senior Notes due 2021, and Floating Rate Senior Notes due 2022 (included in Exhibit 4.21). |

| 4.23 | Seventh Supplemental Indenture, dated June 15, 2018, relating to the 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on June 15, 2018). |
|---|---|
| 4.24 | Form of 3.375% Senior Notes due 2021, 4.000% Senior Notes due 2023, and 4.625% Senior Notes due 2029 (included in Exhibit 4.23). |
| 4.25 | Description of Kraft Heinz Securities registered under Section 12 of the Exchange Act.* |
| 4.26 | Eighth Supplemental Indenture, dated September 25, 2019, relating to the 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on September 25, 2019). |
| 4.27 | Form of 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, and 4.875% Senior Notes due 2049 (included in Exhibit 4.26). |
| 4.28 | Registration Rights Agreement, dated September 25, 2019, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and BofA Securities, Inc., Citigroup Global Markets Inc., and Wells Fargo Securities, LLC, as representatives of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on September 25, 2019). |
| 4.29 | Ninth Supplemental Indenture, dated May 18, 2020, relating to the 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 18, 2020). |
| 4.30 | Form of 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031, and 5.500% Senior Notes due 2050 (included in Exhibit 4.29). |
| 4.31 | Registration Rights Agreement, dated May 18, 2020, among Kraft Heinz Foods Company, The Kraft Heinz Company, as guarantor, and J.P. Morgan Securities LLC, as representative of the other initial purchasers (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed on May 18, 2020). |
| 4.32 | Tenth Supplemental Indenture, dated May 10, 2023, relating to the €600,000,000 Floating Rate Senior Notes due 2025, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on May 10, 2023). |
| 4.33 | Form of €600,000,000 Floating Rate Senior Notes due 2025 (included in Exhibit 4.32). |
| 4.34 | Eleventh Supplemental Indenture, dated as of March 1, 2024, relating to the €550,000,000 Senior Notes due 2029, among Kraft Heinz Foods Company, as issuer, The Kraft Heinz Company, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on March 1, 2024). |
| 4.35 | Form of €550,000,000 Senior Notes due 2029 (included as Exhibit A to Exhibit 4.34). |
| 10.1 | Tax Sharing and Indemnity Agreement, dated September 27, 2012, between Kraft Foods Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.3 of Amendment No. 1 to Kraft Foods Group, Inc.'s Registration Statement on Form S-4, filed on October 26, 2012). |
| 10.2 | Kraft Foods Group, Inc. 2012 Performance Incentive Plan (incorporated by reference to Exhibit 4.3 of Kraft Foods Group, Inc.'s Registration Statement on Form S-8, filed on September 12, 2012). + |
| 10.3 | Form of Kraft Foods Group, Inc. 2012 Performance Incentive Plan Global Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2014, filed on May 2, 2014).+ |
| 10.4 | H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+ |
| 10.5 | Amendments to the H. J. Heinz Holding Corporation 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2016, filed on March 3, 2016).+ |
| 10.6 | Form of H.J. Heinz Holding Corporation 2013 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to H.J. Heinz Holding Corporation's Registration Statement on Form S-4, filed on May 29, 2015).+ |
| 10.7 | The Kraft Heinz Company Amended & Restated Deferred Compensation Plan for Non-Management Directors (incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |

| 10.8 | Settlement Agreement, dated June 22, 2015, between Mondelez International Inc. and Kraft Foods Group, Inc. (incorporated by reference to Exhibit 10.1 of Kraft Foods Group, Inc.'s Current Report on Form 8-K, filed on June 24, 2015). |
| --- | --- |
| 10.9 | Credit Agreement, dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the initial lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 8, 2022). |
| 10.10 | The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees, effective January 1, 2023 (incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+ |
| 10.11 | The Kraft Heinz Company Change in Control Severance Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+ |
| 10.12 | The Kraft Heinz Company 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2016, filed on May 5, 2016).+ |
| 10.13 | Amendment to the Company's 2016 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+ |
| 10.14 | 2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+ |
| 10.15 | 2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+ |
| 10.16 | 2018 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on June 7, 2019).+ |
| 10.17 | 2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Non-Qualified Stock Option Agreement, as amended and restated (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+ |
| 10.18 | 2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Restricted Stock Unit Award Agreement, as amended and restated (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+ |
| 10.19 | 2019 Form of The Kraft Heinz Company 2016 Omnibus Incentive Plan Performance Share Award Notice, as amended and restated (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2019, filed on October 31, 2019).+ |
| 10.20 | The Kraft Heinz Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-8 (File No. 333-238073), filed on May 7, 2020).+ |
| 10.21 | Amendment to the Company's 2020 Omnibus Incentive Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on December 9, 2022).+ |
| 10.22 | 2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+ |
| 10.23 | 2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+ |
| 10.24 | 2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+ |
| 10.25 | 2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+ |
| 10.26 | 2020 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, filed on July 31, 2020).+ |
| 10.27 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
| 10.28 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
| 10.29 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (Bands) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |

| 10.30 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
|---|---|
| 10.31 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Bands B02-B09 (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
| 10.32 | 2021/2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
| 10.33 | 2021 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2021, filed on August 4, 2021).+ |
| 10.34 | 2022 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 26, 2022, filed on April 28, 2022).+ |
| 10.35 | 2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+ |
| 10.36 | 2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.36 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+ |
| 10.37 | 2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.37 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023.+ |
| 10.38 | 2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 16, 2023).+ |
| 10.39 | 2023 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023, filed on May 3, 2023).+ |
| 10.40 | First Amendment, dated as of July 21, 2023, to the Credit Agreement dated as of July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on July 21, 2023). |
| 10.41 | 2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.41 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |
| 10.42 | 2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Performance Share Award Notice (incorporated by reference to Exhibit 10.42 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |
| 10.43 | 2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.43 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |
| 10.44 | 2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Matching Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.44 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |
| 10.45 | 2024 Form of The Kraft Heinz Company 2020 Omnibus Incentive Plan Deferred Stock Award Agreement (incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024).+ |
| 10.46 | Separation Agreement and General Release, dated August 5, 2024, between The Kraft Heinz Company and Rashida La Lande (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 30, 2024).+ |
| 10.47 | Second Amendment, dated June 21, 2024, to the Credit Agreement dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2024, filed on October 30, 2024). |
| 10.48 | Third Amendment, dated September 27, 2024, to the Credit Agreement dated July 8, 2022, among The Kraft Heinz Company, Kraft Heinz Foods Company, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on September 27, 2024). |
| 19.1 | The Kraft Heinz Insider Trading Policy.* |
| 21.1 | List of subsidiaries of The Kraft Heinz Company.* |
| 22.1 | List of Guarantor Subsidiaries.* |

| 23.1 | Consent of PricewaterhouseCoopers LLP.* |
| 24.1 | Power of Attorney.* |
| 31.1 | Certification of Chief Executive Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.* |
| 31.2 | Certification of Chief Financial Officer pursuant to Rule 13a 14(a)/15d 14(a) of the Securities Exchange Act of 1934.* |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 97.1 | The Kraft Heinz Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed on February 15, 2024). |
| 101.1 | The following materials from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 28, 2024 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, and (vii) document and entity information.* |
| 104.1 | The cover page from The Kraft Heinz Company's Annual Report on Form 10-K for the period ended December 28, 2024, formatted in inline XBRL.* |

| + | Indicates a management contract or compensatory plan or arrangement. |
| * | Filed herewith. |
| ** | Furnished herewith. |

**Item 16.  Form 10-K Summary.**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Kraft Heinz Company

Date: February 13, 2025

By: /s/ Andre Maciel

Andre Maciel

Executive Vice President and Global Chief Financial Officer

(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ Carlos Abrams-Rivera<br>Carlos Abrams-Rivera | Chief Executive Officer and Director<br>(Principal Executive Officer) | February 13, 2025 |
| /s/ Andre Maciel<br>Andre Maciel | Executive Vice President and Global Chief Financial Officer<br>(Principal Financial Officer) | February 13, 2025 |
| /s/ Vince Garlati<br>Vince Garlati | Vice President and Global Controller<br>(Principal Accounting Officer) | February 13, 2025 |
| *<br>Miguel Patricio | Chair of the Board | February 13, 2025 |
| *<br>John T. Cahill | Vice Chair of the Board | February 13, 2025 |
| *<br>John C. Pope | Lead Director | February 13, 2025 |
| *<br>Humberto P. Alfonso | Director | February 13, 2025 |
| *<br>Lori Dickerson Fouché | Director | February 13, 2025 |
| *<br>Diane Gherson | Director | February 13, 2025 |
| *<br>Timothy Kenesey | Director | February 13, 2025 |
| *<br>Alicia Knapp | Director | February 13, 2025 |
| *<br>Elio Leoni Sceti | Director | February 13, 2025 |
| *<br>James Park | Director | February 13, 2025 |
| *<br>Debby Soo | Director | February 13, 2025 |

\*By: /s/ Andre Maciel

Andre Maciel

*Attorney-In-Fact*

February 13, 2025


The Kraft Heinz Company
Valuation and Qualifying Accounts
For the Years Ended December 28, 2024, December 30, 2023, and December 31, 2022
(in millions)


| Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Additions Charged to Other Accounts[a] | Deductions Write-offs and Reclassifications | Balance at End of Period |
|---|---|---|---|---|---|
| **Year ended December 28, 2024** | | | | | |
| Allowances related to trade accounts receivable | $ 38 | $ (10) | $ (1) | $ (1) | $ 26 |
| Allowances related to deferred taxes | 102 | 749 | — | — | 851 |
| | $ 140 | $ 739 | $ (1) | $ (1) | $ 877 |
| **Year ended December 30, 2023** | | | | | |
| Allowances related to trade accounts receivable | $ 46 | $ (8) | $ — | $ — | $ 38 |
| Allowances related to deferred taxes | 96 | 5 | — | 1 | 102 |
| | $ 142 | $ (3) | $ — | $ 1 | $ 140 |
| **Year ended December 31, 2022** | | | | | |
| Allowances related to trade accounts receivable | $ 48 | $ (4) | $ — | $ 2 | $ 46 |
| Allowances related to deferred taxes | 101 | (5) | — | — | 96 |
| | $ 149 | $ (9) | $ — | $ 2 | $ 142 |

(a) Primarily relates to acquisitions and currency translation.









HEINZ
TOMATO KETCHUP
57

KraftHeinz

ABC

# 2025

# PROXY STATEMENT

## AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PHILADELPHIA
ORIGINAL
no artificial
flavours
or colours

Kraft
Smooth
Crémeux
1 kg

MAY 8, 2025
11:00 A.M. EASTERN TIME

WWW.VIRTUALSHAREHOLDERMEETING.COM/KHC2025

HEINZ
BEANZ
Baked beans in a deliciously rich tomato sauce

# KraftHeinz



## OUR *Purpose*



LET'S MAKE LIFE

## OUR *Dream*

**TO BE THE LEADER IN ELEVATING AND CREATING FOOD THAT MAKES YOU FEEL GOOD.**

## OUR *Values*

**WE ARE CONSUMER OBSESSED.**

**WE DARE TO DO BETTER EVERYDAY.**

**WE CHAMPION GREAT PEOPLE.**

**WE DEMAND DIVERSITY.**

**WE DO THE RIGHT THING.**

**WE OWN IT.**

---

# 2024
## AT A GLANCE

**$25.8B**
Net Sales

**34.7%**
Gross Profit Margin

**$1.7B**
Operating Income

**$5.4B**
Adjusted Operating Income*



**$2.26**
Diluted EPS

**$3.06**
Adjusted EPS*

**$4.2B**
Net Cash Provided by Operating Activities

**$3.2B**
Free Cash Flow*

\* Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.

> " For us at Kraft Heinz, 2024 was a year of both opportunity and challenge – and I am proud of how our people globally responded with a spirit of Ownership. As a Company, we are committed to executing with excellence and efficiency in everything we do as we work to deliver the year and drive long-term sustainable growth. That is why I am tremendously confident about the future – and excited about what's ahead for us in 2025.



**CARLOS ABRAMS-RIVERA,**
**CHIEF EXECUTIVE OFFICER AND MEMBER OF THE BOARD OF DIRECTORS**



# Table of
# CONTENTS

*Websites*

*Links to websites included in this Proxy Statement are provided solely for convenience. Information contained on websites, including on our website, is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the Securities and Exchange Commission (the "SEC").*

*Forward-Looking Statements*

*This Proxy Statement contains information that may constitute forward-looking statements, as defined under U.S. federal securities laws. Words such as "aim," "anticipate," "aspire," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "seek," "will, "would," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements regarding performance, events, developments, or achievements that we expect or anticipate will occur in the future, including statements expressing general views about future operating results or our targeted achievement of sustainability and other goals, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements as such statements speak only as of the date made. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the year ended December 28, 2024 and those set forth in our future filings with the SEC. We disclaim and do not undertake any obligation to update, revise, or withdraw any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation.*

*Forward-looking and other statements in this document may also address our environmental, social, and governance progress, plans, and goals. The inclusion of such statements is not an indication that these are material to the Company, investors, or other stakeholders or required to be disclosed in the Company's filings under the U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.*

# Notice of 2025 Annual MEETING OF STOCKHOLDERS

## AGENDA AND RECOMMENDATIONS

**1** To elect the 12 director nominees named in this Proxy Statement to one-year terms expiring in 2026

 **FOR all nominees**
SEE PAGE 19

**2** To approve, on an advisory basis, the Company's executive compensation

 **FOR**
SEE PAGE 49

**3** To ratify the selection of PricewaterhouseCoopers LLP as our independent auditors for 2025

 **FOR**
SEE PAGE 90

**4-6** To vote on three stockholder proposals, if properly presented

 **AGAINST**
SEE PAGE 94

**7** To transact any other business properly presented at the Annual Meeting

**YOUR VOTE IS IMPORTANT.** Make sure to have your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card, or voting instruction form with control number available and follow the instructions. For additional information, see Question 4 on page 106.

By Order of the Board of Directors,

*Heidi Miller*

**HEIDI MILLER**
**Corporate Secretary & Deputy General Counsel, Corporate Governance & Securities**

Chicago, Illinois
March 28, 2025

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2025**
The Kraft Heinz Company's Proxy Statement and Annual Report to Stockholders for the year ended December 28, 2024 are available at **ir.kraftheinzcompany.com/financials/annual-reports**

## DETAILS

**DATE**
Thursday, May 8, 2025

**TIME**
11:00 a.m. Eastern Time

**LOCATION— VIRTUAL MEETING**
Live via webcast at
**www.virtualshareholdermeeting.com/ KHC2025**
*Access will open 15 minutes prior to start.*

## RECORD DATE

**March 10, 2025**
Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

We mailed the Notice, our Proxy Statement, our Annual Report to Stockholders for the year ended December 28, 2024, and the proxy card on or about March 28, 2025.

## HOW TO VOTE

 **BY PHONE**
Call the phone number listed on your proxy card, Notice, or voting instruction form

 **ONLINE**
Visit the website listed on your proxy card, Notice, or voting instruction form

**BY MAIL**
Complete, sign, date, and return your proxy card in the envelope enclosed with the physical copy of your proxy materials

# Letter from our INDEPENDENT LEAD DIRECTOR

On behalf of the Board of Directors, I thank you for your continued support of Kraft Heinz. In the past few years, the Company has faced a range of challenges and external headwinds – but we have continued executing our long-term strategy and building momentum for the future. We have remained committed to unlocking efficiencies, reinvesting in the business, and evolving and growing our brands – working very hard to continue to meet and exceed the expectations of consumers, customers, and stockholders around the world. The strategic investments we're making – from our innovation pipeline to global marketing, from developing our people to strengthening our digital capabilities – position us well to support top-line improvement and deliver long-term sustainable growth. And we're doing it while embracing our six Company Values and driving toward our collective Dream: To be the leader in elevating and creating food that makes you feel good.

## STEADFAST BOARD FOCUS ON EXECUTION

A very important priority of the Board is overseeing the execution of Kraft Heinz's long-term strategy. We also continue to play a critical role in the Company's risk management, providing key strategic governance and oversight to our CEO and the Executive Leadership Team. The Board and Executive Leadership Team remain fully aligned and focused on driving results and delivering a solid return on your investment. Strong accountability between the Board and management maximizes stockholder value and helps the Company to remain well positioned to move with agility and efficiency during periods of challenge and uncertainty.

## STRENGTHENED BOARD EXPERTISE

We believe the broad and varied perspectives and experiences of our directors allow the Board to provide valuable input into strategic decisions across the Company's business. This is essential as we work to deliver the long-term strategy in an ever-changing, often volatile world and shifting consumer landscape. Our Board is comprised of highly qualified and dedicated directors who exhibit the balance of skill and experience necessary to oversee our evolving business and strategic global market priorities. We believe this allows us to best represent your interests as stockholders. In 2024, we continued to expand our Board expertise and experience, appointing Debby Soo as a director in October. Debby is the CEO at OpenTable, Inc. and brings to the Board extensive experience in technology innovation and trends, as well as leadership in global, consumer-focused industries.

## COMMITMENT TO STOCKHOLDER ENGAGEMENT

We as a Board never take for granted the relationship we have with you, our stockholders, and we value your feedback. In the fall of 2024, we held calls with 14 of our top 30 largest investors, representing approximately 55% of our shares outstanding, to solicit feedback on a range of issues critical to the business. The Board and management regularly consider the feedback you share with us – and it directly informs decisions we make. This ongoing engagement is designed to ensure that our programs, practices, and policies enhance the long-term value of your investment.

As always, your vote is extremely important – and I encourage you to review the materials and submit your vote on the items in this year's Proxy Statement as soon as possible. Voting takes only a few minutes, and it will ensure that your shares are represented at this year's Annual Meeting of Stockholders. On behalf of the Board of Directors, thank you for the trust and confidence you place in Kraft Heinz.



**Strong accountability between the Board and management maximizes stockholder value and helps the Company to remain well positioned to move with agility and efficiency during periods of challenge and uncertainty.**

Sincerely,



**JOHN C. POPE**
Lead Director
March 28, 2025



# Company OVERVIEW

The Kraft Heinz Company ("Kraft Heinz," "we," "our," "us," or the "Company") is a global food company with a delicious heritage and a Dream: *To be the leader in elevating and creating food that makes you feel good*. This dream is our North Star pointing our way forward. With iconic and emerging food and beverage brands around the world, we strive to deliver the best taste, fun, and quality to every table we touch. Around the world, our people are connected by a spirit of ownership, agility, and endless curiosity. We also believe in being good humans who are working to improve our Company, communities, and planet. We're proud of where we've been — and even more thrilled about where we're headed — as we work to nourish the world and **lead the future of food**.

## OUR CULTURE

At Kraft Heinz, we define our shared culture by six core Values that make up our common language and reflect the Company we're working to become each day. Each of our six Values starts with *We* — a commitment our people make to each other, to stakeholders and partners, and to consumers around the world.

**We are consumer obsessed** reflects that we are a company of food lovers who are passionate about bringing the best taste, fun, and quality to every meal, every snack, and everyone.

**We dare to do better every day** reflects the curiosity and creativity we bring to work each day to make our products better and our business more efficient.

**We champion great people** reflects our desire to be a place where great people can soar as high — and as far — as their ambition takes them, because our people make the difference.

**We demand diversity** reflects our belief that different backgrounds and perspectives energize us, making us stronger, more interesting, and more creative — and that drives better results for our Company.

**We do the right thing** reflects how we lead with honesty and integrity and strive to always do right by our customers, partners, suppliers, consumers, and communities.

**We own it** reflects how we are empowered and accountable, treating the business as if it were our own — the mindset that most defines us and sets us apart.

## OUR PEOPLE

| ~36K | 40 | 70 |
|------|-----|-----|
| employees globally | countries in which we have employees | manufacturing and processing facilities operated globally |

*As of December 28, 2024.*

*We champion great people* each day by investing in attracting, developing, and retaining world-class talent across the globe. Our people are at the heart of who we are at Kraft Heinz. We drive growth through high accountability, development and career opportunities, empowerment, and autonomy. We recognize and reward outstanding and differentiated performance at every level, creating a true spirit of ownership, ambition, and meritocracy. We strive to channel our employees' passion, curiosity, and attitude to make an impact on our future and our legacy by leading as learners, acting as owners, and being change agents.

We conduct a global engagement survey annually to provide employees with an opportunity to share anonymous feedback across a variety of topic areas. The results are reviewed by human resources, managers, senior leadership, and the Board of Directors (the "Board"). In November 2024, we reached our highest scores yet for global employee engagement and are proud that we achieved our aspiration to rank in the top-quartile on the Inclusion Index, which measures employees' sense of belonging, inclusive leadership, and feeling like their opinions count.

We are driven by our Purpose—*Let's make life delicious,* our Company Dream—*To be the leader in elevating and creating food that makes you feel good,* and our Values and Leadership Principles. Those elements represent the foundation upon which our culture is built. They represent the expectations we have for ourselves and the environment we aspire to create for our Company. We recognize that our ownership-centric culture is vital to our overall success and a key competitive advantage.

# OUR ENVIRONMENTAL AND SUSTAINABILITY EFFORTS

In support of our Dream, *To be the leader in elevating and creating food that makes you feel good*, and our Value, *We do the right thing*, we are committed to helping protect our planet, driving responsible practices across our global supply chain, and supporting the communities where we live and work. The Kraft Heinz ESG strategy prioritizes the issues that matter most to the Company and stakeholders, focusing on areas that have the greatest impact. We center our enterprise-wide Environmental Social Governance ("ESG") efforts around three Pillars: Healthy Living & Community Support, Environmental Stewardship, and Responsible Sourcing. Our ESG initiatives are integrated into our long-term business strategy, whether we are sustainably sourcing tomatoes for our beloved Heinz Tomato Ketchup, supporting the communities where we work and live, improving product health and nutrition, or procuring electricity from renewable sources. We focus our efforts on the priority areas where we believe we can make the greatest impact on our business and the planet.

To align our ESG commitments with our strategy, we will evaluate our current progress and future goals through the lens of our long-term strategy, with a focus on topics we can directly influence and that are important to business resilience.

We center our enterprise-wide ESG efforts around these three Pillars.



## HEALTHY LIVING & COMMUNITY SUPPORT

**Ongoing improvements to our product nutrition, transparent and responsible marketing and communications, alignment with credible science and public health goals, and our commitment to help fight global hunger.**



## ENVIRONMENTAL STEWARDSHIP

**Reductions in our operational environmental footprint through active efforts to conserve water and energy, reduce emissions, minimize waste, and make our packaging sustainable.**



## RESPONSIBLE SOURCING

**Work throughout our value chain dedicated to continually improving social and environmental factors, including human rights, deforestation, sustainable agriculture, and animal welfare.**

In addition, we have established key ESG governance aspirations to guide our efforts:

- **ACCOUNTABILITY.** We maintain ESG oversight by the Board. Our Chief Executive Officer ("CEO"), key leaders, and their respective team members lead and support our ESG initiatives and have key performance metrics linked to our ESG goals.

- **COMMUNICATE TRANSPARENTLY AND AUTHENTICALLY.** We publish annual ESG Reports, with reference to industry-best reporting frameworks. We also report climate, forests, and water information on an annual basis to CDP and engage with stakeholders on key ESG matters.

- **PROMOTE WORKPLACE HEALTH AND SAFETY.** We aim to provide a healthy, safe, and secure workplace.

- **MARKET OUR PRODUCTS RESPONSIBLY.** We aim to market and advertise our products in a responsible and suitable manner to all audiences.

- **OPERATE ETHICALLY.** We strive to conduct business in an ethical manner with an unwavering commitment to integrity and transparency.

- **PROMOTE BELONGING.** We are intentional about creating a culture where everyone can do their best work, own their career, and feel they belong.

Our ESG work is intentionally cross-functional, and we have embedded ESG principles and practices across our business and value chain. For 2024, we established ESG-related key performance indicators (KPIs) for executives and employees throughout the business, including our CEO and Global Chief Procurement and Sustainability Officer.



In December 2024, we released our 2024 ESG Report, which shares our latest goals and our progress through the end of 2023. Our 2024 ESG Report was prepared with reference to the Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

We aim to set ambitious environmental goals, source sustainably, improve the nutrition of our products we sell, and make impactful advancements in communities where we live and work — all with a commitment to transparency. In addition to our annual ESG Reports, we provide information on our ESG strategy and progress and related policies and principles on our website at **www.kraftheinzcompany.com/esg**.

# OUR BUSINESS

We are driving transformation at Kraft Heinz and consumers are the center of everything we do. We are committed to growing our iconic and emerging food and beverage brands on a global scale. Below are a few of our brands that our consumers enjoy around the world:

     

     

We're on a mission to disrupt not only our own business, but the global food industry. A consumer obsession fuels this disruption as we drive innovation across our Company.

# 2024 PERFORMANCE HIGHLIGHTS

At Kraft Heinz, we are uniquely positioned to be the leader in elevating and creating food that makes you feel good. Our iconic brands are the bedrock of our business, and we play in attractive spaces where we have the right to win. As we continue to mature in our strategy, we are unlocking efficiencies and positioning ourselves for a virtuous cycle of profitable growth. While 2024 was a challenging year for the industry and for Kraft Heinz, we remained committed to our strategy, operating our business in a disciplined manner with a focus on driving sustainable growth.

We are prioritizing investments in our three strategic pillars: North America Retail ACCELERATE platforms; Global Away From Home; and Emerging Markets, to drive accelerated profitable growth.  For fiscal year 2024, we had the following results:

|  |  |  |
|---|---|---|
| **SALES** | **INCOME** | **CASH FLOW** |
| **NET SALES** | **OPERATING INCOME** | **NET CASH PROVIDED BY OPERATING ACTIVITIES** |
| **-3.0%** | **$1.7B** | **$4.2B** |
| year-over-year decrease | ▼ 63.2% year-over-year decrease | ▲ 5.2% year-over-year increase |
| **ORGANIC NET SALES*** | **ADJUSTED OPERATING INCOME*** | **FREE CASH FLOW*** |
| **-2.1%** | **$5.4B** | **$3.2B** |
| year-over-year decrease | ▲ 1.2% year-over-year increase | ▲ 6.6% year-over-year increase |

\* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*

We manage our operating results through four operating segments. We have two reportable segments defined by geographic region: North America and International Developed Markets. Our remaining operating segments, consisting of West and East Emerging Markets and Asia Emerging Markets, are combined and disclosed as Emerging Markets. For fiscal year 2024, we had the following results:



**Net Sales by Segment**
(Millions)

$2,768 Emerging Markets
$3,535 International Developed Markets
$19,543 North America

**Segment Adjusted Operating Income**
(Millions)

$321 Emerging Markets
$537 International Developed Markets
$5,111 North America

We continue  to execute our long-term strategy and build momentum for the future. By leveraging a combination of marketing, innovation, and renovation, we are improving our competitiveness in the marketplace.  In 2024, we:



## Invested for Growth

- ✔ Rightsized investments in marketing, and further increased investments in research and development and technology.
- ✔ Deployed our new global Brand Growth System by launching a Center of Excellence to support our brand teams, training over 800 cross-functional employees, and piloting the system across flagship brands, including *Heinz* and *Philadelphia.*
- ✔ Experienced a banner year for our *Heinz* brand, with full year global organic net sales growth of approximately 2% and our first ever Grand Prix Award at the Cannes Lions International Festival of Creativity for Creative Effectiveness.



## Launched Meaningful Innovation

- ✔ Gained momentum on the innovation front, increasing our innovation* as a percentage of Organic Net Sales** to 2.9% in 2024, up from 1.8% in 2023.
- ✔ Launched successful consumer-driven innovation, including in our Mexican food portfolio in partnership with Taco Bell.
- ✔ Received external accolades for our efforts, including being named one of Fast Company Magazine's 'Most Innovative Companies' for our *Heinz* Remix Machine.



## Maintained Financial Flexibility

- ✔ Generated gross efficiencies of approximately $750 million, remaining on track to reach our target of $2.5 billion by 2027.
- ✔ Delivered strong cash flow, with a 4.0 percentage point increase in Free Cash Flow Conversion** versus the prior year, while increasing investment in capital expenditures to 4% of net sales.
- ✔ Maintained Net Leverage** target of 2.9x.

\* *Does not include renovation.*

\*\* *Non-GAAP financial measure. For more information, including reconciliations of our non-GAAP measures to the comparable GAAP measures, see Appendix A to this Proxy Statement.*



# Voting ROADMAP

This is intended to provide an overview of voting matters and recommendations. It may not contain all information important to you. Please review this entire Proxy Statement and our 2024 Annual Report prior to voting.

## PROPOSAL 1

### ELECTION OF DIRECTORS

Elect the following 12 directors to hold office until the Company's 2026 Annual Meeting.

✓ **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES.**

» MORE ON PAGE 19

The Board believes that the nominees possess the appropriate mix of skills, qualifications, and expertise to effectively guide, oversee, and challenge management in the execution of our strategy.

## DIRECTOR NOMINEES AT A GLANCE

**JOHN T. CAHILL**, 67
**VICE CHAIR**
✓ **Independent**
*Former Chief Executive Officer and Executive Chairman*, Kraft Foods Group, Inc.
**Director Since:** 2015
**Other Current Public Company Boards:** 3


**JOHN C. POPE**, 75
**LEAD DIRECTOR**
✓ **Independent**
*Chairman and Chief Executive Officer*, PFI Group LLC
**Director Since:** 2015
**Other Current Public Company Boards:** 1


**CARLOS ABRAMS-RIVERA**, 57
*Chief Executive Officer, Kraft Heinz*
**Director Since:** 2023
**Other Current Public Company Boards:** None


**HUMBERTO P. ALFONSO**, 67
✓ **Independent**
*Former Executive Vice President and Chief Financial Officer,* Information Services Group, Inc.
**Director Since:** 2023
**Other Current Public Company Boards:** 1


**LORI DICKERSON FOUCHÉ**, 55
✓ **Independent**
*Former Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions*, TIAA
**Director Since:** 2021
**Other Current Public Company Boards:** 1


**MIGUEL PATRICIO**, 58
**CHAIR**
**Non-Executive**
*Former Chief Executive Officer*, Kraft Heinz
**Director Since:** 2021
**Other Current Public Company Boards:** None

**INDEPENDENCE**

# 10
## of 12 Directors

★ Audit Committee
$ Compensation Committee
⚒ Governance Committee
◯ Chair

**DIANE GHERSON**, 68
✓ **Independent**
*Former Senior Vice President and Chief Human Resources Officer*, International Business Machines Corporation (IBM)
**Director Since:** 2022
**Other Current Public Company Boards:** None


**DEBBY SOO**, 44
✓ **Independent**
*Chief Executive Officer*, OpenTable, Inc.
**Director Since:** 2024
**Other Current Public Company Boards:** None


**JAMES PARK**, 48
✓ **Independent**
*Former Vice President, Alphabet,* Google LLC
**Director Since:** 2022
**Other Current Public Company Boards:** None

**ELIO LEONI SCETI**, 59
✓ **Independent**
*Co-Founder, Chief Crafter, and Chairman,* The Craftory
**Director Since:** 2020
**Other Current Public Company Boards:** None


**ALICIA KNAPP**, 46
✓ **Independent**
*President and Chief Executive Officer,* BHE Renewables, LLC
**Director Since:** 2022
**Other Current Public Company Boards:** None

**TIMOTHY KENESEY**, 57
✓ **Independent**
*President and Chief Executive Officer,* MedPro Group Inc.
**Director Since:** 2020
**Other Current Public Company Boards:** None


 



# ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

**PROPOSAL 2**

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.**

» MORE ON PAGE 49

The cornerstone of our compensation program is our pay-for-performance philosophy that is designed to link a significant portion of each NEO's compensation to their individual performance and Kraft Heinz's performance, including ambitious performance targets set in alignment with our strategic plan and above market expectations. Our compensation elements are designed to work together to recognize above median performance, continue to drive value creation, and align our employee's interests with those of our stockholders.

| | | |
|---|---|---|
| **Performance-Driven to Align with Stockholder Interests** | | The Human Capital and Compensation Committee ("Compensation Committee") designs our compensation program to be aligned with our long-term growth strategy and stockholders' interests, with executive compensation significantly weighted to be at-risk and performance-driven. |
| | **CASH** | **Base salary** provides a stable source of income designed to be market competitive.<br>**Performance Bonus Plan** awards, motivates, and rewards performance in line with our strategic plan. |
| | **EQUITY** | **Performance Share Units ("PSUs")** incentivize total shareholder return ("TSR") and reward achievement against long-term Company financial performance targets and long-term performance of our common stock.<br>**Restricted Stock Units ("RSUs")** incentivize retention and ownership and reward achievement with long-term performance of our common stock. |
| **Equity Mix Weighted to Performance Share Units** | | For 2024, our annual equity award mix includes 70% PSUs and 30% RSUs. Our 2024 PSUs feature a three-year performance period and are based 40% on three-year average annual Company TSR performance relative to the peer group, with TSR achievement capped at target in the event the Company has a negative TSR; 30% on three-year Organic Net Sales compound annual growth rate (CAGR); and 30% on three-year cumulative Free Cash Flow. |
| **Ambitious Targets** | | We value meritocracy and our performance-based compensation opportunity is designed to be highly market competitive and includes individual and business targets designed to be ambitious but attainable. |
| **Responsive to Stockholders** | | At our 2024 Annual Meeting, stockholders supported the compensation of our NEOs with approval by approximately 96% of the votes cast. In the fall of 2024, we solicited feedback regarding the design and effectiveness of our executive compensation program from a number of our largest stockholders as part of our 2024 stockholder engagement program. Taking into consideration the strong support in 2024 and the feedback received during our fall stockholder engagement meetings, the Compensation Committee has maintained the general design of our compensation program for 2025. The Compensation Committee is committed to continual review and refinement of our compensation program, taking into consideration stockholder feedback and the evolution of our business. For additional information regarding the substantive actions we have taken, informed by our stockholder engagement, see *Executive Compensation—Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Consideration of Say-On-Pay Vote*. |
| **Peer Benchmarked** | | We use objective criteria to establish our peer company group and evaluate executive compensation versus our peer group median and in light of individual contribution and performance. |



# PROPOSAL 3

## RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 27, 2025.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.**

>> MORE ON PAGE 90

Taking into consideration the quality of services provided by PwC and the factors described in the *Audit Matters* section of this Proxy Statement, the Audit Committee and the Board have determined that the retention of PwC as our independent auditors continues to be in the best interests of the Company and our stockholders. The Audit Committee believes that PwC's tenure as the Company's auditor lends PwC valuable experience with the Company and knowledge of our business that are a benefit to the quality and effectiveness of PwC's audit. This experience enables PwC to develop and implement efficient and innovative audit processes with respect to Kraft Heinz, focus on the risks that are significant to the Company and its industry, and provide services for fees the Audit Committee considers competitive.



# PROPOSAL 4

## STOCKHOLDER PROPOSAL — REPORT ON RECYCLABILITY CLAIMS

A stockholder proposal requesting the Company to issue a report by December 2025 providing the factual basis for legitimacy of all recyclable claims made on plastic packaging.

 **THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.**

>> MORE ON PAGE 94

The Board believes our current efforts meet the aims of the proposal and have a significant impact on improving and reducing our packaging while reducing risk for the Company. We are committed to recycling and to providing consumers with clear information to help increase recycling rates as much as possible, while also continuing to evolve with a dynamic and rapidly-evolving recycling and regulatory landscape. We have stringent internal measures designed to provide that on-pack claims are not misleading to consumers, and our on-pack recycling labeling is reviewed utilizing industry guidance. The Board believes the report requested by the proponent would divert management's time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholders.



PROPOSAL 5

## STOCKHOLDER PROPOSAL — REPORT ON PLASTIC PACKAGING

A stockholder proposal requesting the Company to issue a report describing how the Company could address flexible plastic packaging in alignment with the findings of the Pew Charitable Trusts' study, *Breaking the Plastic Wave*, or other authoritative sources, to reduce its contribution to plastic pollution.



**THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 5.**

» MORE ON PAGE 97

The Board believes that, in light of our current initiatives to mitigate the environmental concerns associated with flexible plastic packaging, the adoption of the stockholder proposal would divert management's time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholders.



PROPOSAL 6

## STOCKHOLDER PROPOSAL — ADOPT POLICY ON INDEPENDENT BOARD CHAIR

A stockholder proposal requesting the Board to adopt a policy, and amend the Company's By-Laws as necessary, to require the Board Chair position be held by an independent director.



**THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 6.**

» MORE ON PAGE 102

The Board believes that it is in the best interests of the Company and our stockholders to allow the Board to retain the flexibility to select the leadership structure that is best suited to meet the needs of the Company and its stockholders at any given time, including determining, from time to time, whether it is appropriate for the same individual to serve as CEO and Chair. Adopting a rigid policy as requested by this proposal would impair the Board's ability to structure its leadership in the manner it believes most effectively serves the Company and stockholders' interests.



# Stockholder ENGAGEMENT

We believe it is important to engage with investors to better understand their priorities. We developed a robust year-round stockholder engagement program. Each year we engage with a significant and diverse group of stockholders on topics important to our stockholders as well as the Company. The stockholder engagement program also informs and improves our decision-making with respect to our strategies, programs, policies, and practices, and helps create long-term value for Kraft Heinz and our stockholders.

## 2024 BY THE NUMBERS
### BROAD OUTREACH, DEEP ENGAGEMENT

| ~55% | ~47% | 12 | 45+ |
|---|---|---|---|
| Common Stock Outstanding Contacted | Common Stock Outstanding Engaged | Investor Conferences and Non-Deal Roadshows | ESG Stakeholder Engagements |

# YEAR-ROUND ENGAGEMENT

We meet with institutional stockholders throughout the year to share and respond to questions regarding our performance, significant corporate governance matters, executive compensation, environmental and sustainability efforts, and changes in our Board and Executive Leadership Team. Our comprehensive engagement efforts also include year-round outreach by: our Investor Relations team through investor conferences, non-deal roadshows, and regular meetings with stockholders and sell-side analysts; our Corporate Secretary and Compensation teams with proxy advisory firms; our ESG team with ESG rating firms and stakeholders; and our Treasury team with rating agencies and firms. Generally, webcasts of management's presentations at industry or investor conferences are publicly accessible on our Investor Relations website at **ir.kraftheinzcompany.com/news-events/events**.

    

**SPRING**
- We publish our proxy statement and our annual report
- We hold engagement calls with our largest stockholders in advance of their votes at our Annual Meeting
- We hold our Annual Meeting

**SUMMER**
- We assess how our stockholders voted on the proposals at our Annual Meeting
- Our Board and Committees approve the self-evaluation process

**FALL**
- We hold engagement calls with our largest stockholders
- Our Board and Committees conduct annual self-evaluations

**WINTER**
- We assess outcomes from our fall stockholder engagement calls and governance best practices
- We review policy updates by our stockholders and stakeholders
- We update our annual governance framework and policies, taking into account our stockholder engagements and Board self-evaluations

# 2024 ENGAGEMENT HIGHLIGHTS

## THIRD-PARTY CONSULTANT

- We engage the services of Sodali & Co to assist with and expand our stockholder outreach efforts

## KEY TOPICS FOR 2024

- Business strategy and current business conditions
- Financial performance
- ESG strategy and initiatives
- Corporate governance practices, including Board skills
- Executive compensation
- CEO transition
- Human capital management and company culture

## OTHER KEY RESOURCES

- Our investor relations website at **ir.kraftheinzcompany.com**
- Our annual ESG Report and information at **www.kraftheinzcompany.com/esg**
- Our ESG reporting framework disclosures, including TCFD, at **https://www.kraftheinzcompany.com/esg/verifications.html**

Throughout 2024, we actively engaged with current and prospective stockholders at investor conferences and Kraft Heinz events, including:

**FEBRUARY**
- Fourth Quarter and Full Year Earnings
- Consumer Analyst Group of New York (CAGNY) Conference
- Buy-Side Consumer CEO Conference

**MAY**
- First Quarter 2024 Earnings
- 2024 Annual Meeting of Stockholders
- Barclays Chicago Food Field Trip
- Bernstein's 40th Annual Strategic Decisions Conference

**JUNE**
- Deutsche Bank Annual dbAccess Global Consumer Conference
- Fourth Annual Evercore ISI Consumer and Retail Conference

**JULY**
- Second Quarter 2024 Earnings

**AUGUST**
- Bank of America New York Non-Deal Roadshow
- Mizuho Boston Non-Deal Roadshow
- TD Cowen Chicago Field Trip

**SEPTEMBER**
- 2024 Barclays Global Consumer Staples Conference
- J.P. Morgan 15th Annual U.S. All Stars Conference

**OCTOBER**
- Third Quarter 2024 Earnings

**DECEMBER**
- J.P. Morgan Chicago Food Field Trip

# INFORMED GOVERNANCE PRACTICES

We regularly share stockholder feedback with management, the Board, and Committees of the Board. In addition, the Nominating and Corporate Governance Committee ("Governance Committee") considers corporate governance trends and best practices, as well as our peer and other large company practices, including with respect to our stockholder engagement program and annual meetings, and reviews the voting results of our annual meetings. The Compensation Committee considers compensation trends and best practices, as well as our peer and other large company practices and reviews the say-on-pay voting results of annual meetings.

# MEANINGFUL, RESPONSIVE ACTION

Informed by our ongoing engagement with the corporate governance, investment stewardship, and portfolio management teams of our stockholders and other stakeholders throughout the year, we have made a number of enhancements and refinements to our corporate governance, compensation, and environmental sustainability programs and practices. Key actions in recent years include:

### CORPORATE GOVERNANCE
- ✔ Enhanced disclosure regarding the skills of members of the Board, including more detailed disclosure of how the Board defines such skills.
- ✔ Continued focus from the Board on refreshment, with a balance of tenures and strong independent representation.

### COMPENSATION
- ✔ Increased the percentage of PSUs in our annual equity award mix, lengthened vesting periods for PSUs and RSUs, added Company-specific metrics to PSUs, and aligned CEO compensation structure to that of our other NEOs.
- ✔ Engaged an independent third-party compensation consultant to advise the Compensation Committee regarding executive compensation matters.

### ENVIRONMENTAL SUSTAINABILITY
- ✔ Began providing a user-friendly appendix in our annual ESG Reports that shows annual achievement across various metrics and tracks to Global Reporting Initiative (GRI) Sustainability Standard and aligned to the general principles of the Sustainability Accounting Standards Board (SASB) for food and beverage companies, as well as the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).
- ✔ Announced goal to reduce use of virgin plastic globally by 20% by 2030.
- ✔ Announced goal to achieve net zero GHG emissions across our operational footprint (Scope 1 and Scope 2) and entire global supply chain (Scope 3) by 2050.



# *Our* BOARD

## PROPOSAL 1

## ELECTION OF DIRECTORS

Elect the following 12 directors to hold office until the Company's 2026 Annual Meeting.

✅ **THE BOARD RECOMMENDS A VOTE FOR EACH OF THE DIRECTOR NOMINEES NAMED FOR ELECTION IN THIS PROXY STATEMENT.**

At the recommendation of the Governance Committee, the Board has nominated the 12 directors named in this Proxy Statement for election at the Annual Meeting. If elected, the directors will serve for a one-year term expiring at the 2026 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until their earlier death, resignation, disqualification, or removal.

The Board believes the director nominees are highly qualified and collectively have the appropriate mix of attributes, perspectives, experience, and expertise to provide strong leadership, counsel, and oversight to the Company and management to advance our long-term strategy and deliver value to stockholders. Each nominee has consented to being named as a nominee and has accepted the nomination and agreed to serve as a director if elected. All of the director nominees are current directors. Eleven of the directors were elected by stockholders at our 2024 Annual Meeting and the Board appointed Ms. Soo, effective October 24, 2024.

The Board believes that each nominee will be able and willing to serve if elected. However, if any nominee becomes unable or unwilling to serve between the date of this Proxy Statement and the Annual Meeting, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

# OUR 2025 DIRECTOR NOMINEES

The nominees represent diverse backgrounds, experiences, and skills, coupled with strong independence, judgment, and integrity, and embody the qualifications relevant to Kraft Heinz's global operations and long-term strategic vision. Among the nominees, four identify as women, eight identify as men, six identify as People of Color, and six identify as White.

## DIRECTOR NOMINEE QUALIFICATIONS
## DIRECTOR NOMINEE QUALIFICATION HIGHLIGHTS



**83%**
**Independent**

### TENURE


75%
0-4 years

25%
5-9 years

Average
**4.02**
Years

### AGE


8%
70s

25%
Under 50

25%
60s

Average
**58**
Years

42%
50s

### ENGAGEMENT


**100%**
Average Attendance of Directors at Board and Committee Meetings in 2024

# DIRECTOR NOMINEE SKILLS AND EXPERTISE

The following highlights the key skills and expertise that, together with other factors, led the Governance Committee and the Board to recommend the director nominees for election. The matrix is intended to depict notable areas of experience and expertise for each director nominee. The lack of a mark does not mean that the nominee does not possess that qualification or skill.

| | Patricio | Cahill | Pope | Abrams-Rivera | Alfonso | Fouché | Gherson | Kenesey | Knapp | Leoni Sceti | Park | Soo |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **FINANCIAL AND ACCOUNTING**<br>Experience in and an understanding of accounting and financial reporting processes, capital structure, and complex financial transactions is critical to oversight of our performance and compliance with our reporting obligations as a U.S. publicly traded company. | | ✓ | ✓ | | ✓ | ✓ | | ✓ | | ✓ | | ✓ |
| **GLOBAL BUSINESS AND EMERGING MARKETS**<br>Experience in global business, markets, and supply chains or emerging markets, or familiarity with culture, trends, and issues outside of the United States supports our key strategic initiatives for growth as a global company. | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | | ✓ | | ✓ |
| **CPG OR RELATED INDUSTRY**<br>Experience in the consumer packaged goods or similar consumer-focused industry provides important insight into trends and best practices in manufacturing, marketing, and selling food and beverage products. | ✓ | ✓ | ✓ | ✓ | ✓ | | | | | ✓ | | |
| **ENTERPRISE LEADERSHIP**<br>Experience in oversight and operations as a chief executive officer, chief operating officer, or other senior-level officer, particularly in a public company or other complex global organization, provides a range of practical insights into the operation of large organizations like ours. | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| **SUSTAINABILITY AND HUMAN CAPITAL**<br>Experience in environmental stewardship, sustainability, nutrition and wellness, and social responsibility or human capital management strengthens the Board's oversight of long-term value creation through a responsible and sustainable business model. | | | | | | | ✓ | ✓ | ✓ | ✓ | | |
| **REGULATORY AND PUBLIC POLICY**<br>Experience in a highly regulated industry or public policy in the United States or globally provides valuable insight as our business operates in a continuously evolving global regulatory landscape. | | | ✓ | | | ✓ | | ✓ | ✓ | | | |
| **RISK MANAGEMENT**<br>Experience with oversight and management of various strategic, financial, operational, and commercial risks facing the Company enables robust oversight of our efforts to mitigate risk and promote compliance. | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | |
| **STRATEGIC TRANSACTIONS**<br>Experience in complex strategic acquisitions, divestitures, or other transactions provides perspective with respect to our transformation and long-term strategy. | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | ✓ |
| **BRAND BUILDING**<br>Experience in strategic portfolio management and brand strategy, marketing, and sales supports our ambitious innovation strategy in identifying new product areas, platforms, and technologies. | ✓ | | | ✓ | | ✓ | | | | ✓ | ✓ | ✓ |
| **DIGITAL AND TECHNOLOGY**<br>Experience in technological innovation, trends, and implementation and oversight of cybersecurity risk provides insight for oversight of our navigation of emerging technologies to reach modern consumers. | | | | ✓ | | | ✓ | | | | ✓ | ✓ |

# DIRECTOR NOMINEE BIOGRAPHIES

The director nominee biographies that follow summarize the key experience and expertise the director nominees bring to the Board.



## Miguel Patricio
**CHAIR**

**Non-Executive**

**Age:** 58

**Director Since:** May 2021

**Chair Since:** May 2022

**Committees:** None

**Other Current Public Company Boards:** None

### Key Skills

- **Global Business and Emerging Markets**
- **CPG or Related Industry**
- **Enterprise Leadership**
- **Risk Management**
- **Strategic Transactions**
- **Brand Building**

### Key Qualifications

Mr. Patricio brings to the Board deep consumer goods industry and leadership experience as well as valuable perspective as our former CEO.

### Career Highlights

- **Kraft Heinz**
  - Chair of the Board (since May 2022)
  - Chief Executive Officer (June 2019 to December 2023)
- **Anheuser-Busch InBev SA/NV** ("AB InBev"), a multinational drink and brewing holdings company
  - Chief of Special Global Projects – Marketing (January to June 2019)
  - Various zone president and marketing leadership positions (2008 to 2018)
- **InBev SA**, a multinational brewing company and predecessor of AB InBev
  - Various zone president and marketing leadership positions (2004 to 2008)

- **Companhia de Bebidas das Americas S.A.** ("Ambev"), a Brazilian brewing company and predecessor of AB InBev
  - Chief Marketing Officer (1999 to 2004)
- **Philip Morris Companies Inc.**, an international tobacco company
  - Vice President, Marketing (1997 to 1999)
- **The Coca-Cola Company**, a global beverage company
  - Global Marketing Director (1996 to 1997)
- **Johnson & Johnson**, a pharmaceutical and medical device company
  - Global Marketing Director (1989 to 1995)



## John T. Cahill
**VICE CHAIR**

✓ **Independent**

**Age:** 67

**Director and Vice Chair Since:** July 2015

**Committees:** 🚀 ⭐

**Other Current Public Company Boards:**

- **Colgate-Palmolive Company (since 2005)**
- **American Airlines Group (since 2013)**
- **Autodesk, Inc. (since December 2024)**

### Key Skills

- **Financial and Accounting**
- **Global Business and Emerging Markets**
- **CPG or Related Industry**
- **Enterprise Leadership**
- **Risk Management**
- **Strategic Transactions**

### Key Qualifications

Mr. Cahill brings to the Board extensive experience in the food and beverage industry, business finance and financial statements, global markets, and executive leadership of public companies.

### Career Highlights

- **Kraft Foods Group, Inc.** ("Kraft"), one of our predecessor companies
  - Chief Executive Officer (2014 to 2015)
  - Executive Chairman (2012 to 2014)
- **Mondelēz International, Inc.** ("Mondelēz"), a food and beverage company and former parent of Kraft
  - Executive Chairman Designate, North American Grocery (2012)
- **Ripplewood Holdings LLC**, a private equity firm
  - Industrial Partner (2008 to 2011)
- **PepsiCo, Inc.**, a global food and beverage company, and affiliates
  - Various executive and senior financial positions (1989 to 2007)

### Other Boards and Experiences

- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Legg Mason, Inc.**, a financial services holding company (2010 to 2014)

⭐ Audit Committee    $ Compensation Committee    🚀 Governance Committee    ◯ Chair



## John C. Pope
### LEAD DIRECTOR

✓ **Independent**

**Age:** 75

**Director Since:** July 2015

**Lead Director Since:** January 2021

**Committees:** ✪ $ ⚲

**Other Current Public Company Boards:**

- **Talgo S.A. (since 2015)**

### Key Skills

- **Financial and Accounting**
- **Global Business and Emerging Markets**
- **CPG or Related Industry**
- **Enterprise Leadership**
- **Regulatory and Public Policy**
- **Risk Management**
- **Strategic Transactions**

### Key Qualifications

Mr. Pope brings to the Board extensive accounting and financial expertise, as well as valuable leadership, operating, marketing, and international experience.

#### Career Highlights

- **PFI Group LLC**, a financial management firm
  - Chairman and Chief Executive Officer (since 1994)
- **United Airlines**, a U.S.-based airline, and its parent, **UAL Corporation**
  - Various executive positions in operations, finance, and marketing (1988 to 1994)

#### Other Boards and Experiences

- **Waste Management, Inc.** (1997 to May 2024)
- **R. R. Donnelley & Sons Company** (1996 to February 2022)
- **Kraft Foods Group, Inc.** (2012 to 2015)
- **Kraft Foods Inc.** (now Mondelēz) (2001 to 2012)
- **Con-way, Inc.** (2003 to 2015)
- **Dollar Thrifty Automotive Group, Inc.** (1997 to 2012)

## Carlos Abrams-Rivera

### Kraft Heinz CEO

**Age:** 57

**Director Since:** December 2023

**Committees:** None

**Other Current Public Company Boards:** None

### Key Skills

- **Global Business and Emerging Markets**
- **CPG or Related Industry**
- **Enterprise Leadership**
- **Strategic Transactions**
- **Brand Building**
- **Digital and Technology**

### Key Qualifications

Mr. Abrams-Rivera brings to the Board deep consumer packaged goods and brand-building expertise, strong experience in global and emerging markets, and unique insight as our CEO.

#### Career Highlights

- **Kraft Heinz**
  - Chief Executive Officer (since December 2023)
  - President, Kraft Heinz (August to December 2023)
  - Executive Vice President and President, North America (December 2021 to August 2023)
  - U.S. Zone President (February 2020 to December 2021)
- **Campbell Soup Company**, a global food and beverage company
  - Executive Vice President and President, Campbell Snacks (May 2019 to February 2020)
  - President, Campbell Snacks (2018 to May 2019)
  - President, Pepperidge Farm (2015 to 2018)

- **Mondelēz**
  - Various marketing and leadership positions (2011 to 2015)
- **Kraft Foods Group, Inc.**, one of our predecessor companies
  - Various positions (1998 to 2010)

#### Other Boards and Experiences

- **Energizer Holdings, Inc.** (January 2020 to January 2024)



★ Audit Committee    $ Compensation Committee    ⚲ Governance Committee    ○ Chair



## Humberto P. Alfonso
✓ **Independent**

**Age:** 67

**Director Since:** May 2023

**Committees:** ★

**Other Current Public Company Boards:**
- **Eastman Chemical Company (since 2011)**

### Key Skills
- **Financial and Accounting**
- **Global Business and Emerging Markets**
- **CPG or Related Industry**
- **Enterprise Leadership**
- **Risk Management**
- **Strategic Transactions**

### Key Qualifications
Mr. Alfonso brings to the Board deep financial management and public company accounting experience, as well as valuable experience in the CPG industry, public company leadership, and strategy.

### Career Highlights
- **Information Services Group, Inc.**, a global technology research and advisory firm
  - Executive Vice President and Chief Financial Officer (June 2021 to August 2023)
- **Yowie Group Ltd.** ("Yowie Group"), a global brand licensing company specializing in children's consumer products
  - Chief Executive Officer, Global (2016 to 2018)
- **The Hershey Company**, a global confectionery and snack products company
  - President, International (2013 to 2015)
  - Executive Vice President and Chief Financial Officer (2007 to 2013)
  - Vice President, Finance North America (2006 to 2007)
- **Cadbury Schweppes PLC**, a multinational confectionery company
  - Various senior and executive financial positions (2003 to 2006)

- **Pfizer, Inc.**, a global pharmaceutical company
  - Vice President and Chief Financial Officer Adams Brands (2000 to 2003)
- **Warner-Lambert Company**, a pharmaceutical company (acquired by Pfizer, Inc. in 2000)
  - Various financial positions (1983 to 2000)

### Other Boards and Experiences
- **Yowie Group** (2017 to 2018)



## Lori Dickerson Fouché
✓ **Independent**

**Age:** 55

**Director Since:** May 2021

**Committees:** ★ ➚

**Other Current Public Company Boards:**
- **Hippo Holdings Inc. (since May 2021)**

### Key Skills
- **Financial and Accounting**
- **Enterprise Leadership**
- **Regulatory and Public Policy**
- **Risk Management**
- **Brand Building**

### Key Qualifications
Ms. Fouché brings to the Board seasoned financial expertise, deep experience in the financial services industry, and valuable leadership, operating, and marketing experience.

### Career Highlights
- **TIAA**, a financial services firm
  - Senior Executive Vice President and Advisor to the Chief Executive Officer (June to December 2020)
  - Senior Executive Vice President and Chief Executive Officer, TIAA Financial Solutions (2018 to June 2020)
- **Prudential Financial, Inc.** ("Prudential"), a financial services firm
  - Group Head of Individual Solutions (2017 to 2018)
  - President of Prudential Annuities (2015 to 2017)
  - Chief Executive Officer, Prudential Group Insurance (2014 to 2015)

### Other Boards and Experiences
- **Gusto Inc.**, a private payroll, benefits, and human resource management software provider (since October 2021)
- **Princeton University Board of Trustees** (since September 2021 and 2015 to June 2019)

---

★ Audit Committee    $ Compensation Committee    ➚ Governance Committee    ○ Chair



## Diane Gherson
✓ **Independent**

**Age:** 68

**Director Since:** November 2022

**Committees:** $

**Other Current Public Company Boards:** None

### Key Skills
- Global Business and Emerging Markets
- Enterprise Leadership
- Sustainability and Human Capital
- Risk Management
- Strategic Transactions
- Digital and Technology

### Key Qualifications

Ms. Gherson brings to the Board extensive expertise in human resources, compensation, and oversight of diversity and inclusion, as well as valuable experience in corporate transformations and operations.

### Career Highlights
- **Boston Consulting Group, Inc.**, a management consulting firm
  - Senior Advisor (since July 2023)
- **Harvard Business School**
  - Senior Lecturer (July 2021 to June 2023)
- **International Business Machines Corporation** (IBM), a global technology company
  - Senior Vice President and Special Advisor to the Chief Executive Officer (September to December 2020)
  - Senior Vice President and Chief Human Resources Officer (2017 to August 2020)
  - Senior Vice President, Human Resources (2013 to 2017)
  - Various senior leadership positions in human resources, talent, and compensation and benefits (2002 to 2013)

- **Willis Towers Watson**, a global professional services and human resources consulting company
  - Principal and Global Practice Leader (1997 to 2002)
  - Principal (1994 to 1997)

### Other Boards and Experiences
- **Centivo** (since January 2022)
- **National Academy of Human Resources** (since January 2019)
- **Ping Identity Holding Corp.** (now private) (February 2021 to October 2022)
- **TechWolf** (November 2023)



## Timothy Kenesey
✓ **Independent**

**Age:** 57

**Director Since:** January 2020

**Committees:** $

**Other Current Public Company Boards:** None

### Key Skills
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Sustainability and Human Capital
- Regulatory and Public Policy
- Risk Management
- Strategic Transactions

### Key Qualifications

Mr. Kenesey brings to the Board important insights into creating long-term profitable growth, operations, mergers and acquisitions, risk management, and financial reporting.

### Career Highlights
- **MedPro Group Inc.**, a healthcare liability insurance company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer and Director (since 2001)
- **General Electric Company**, an industrial technology company
  - Senior Vice President of GE Insurance (2000)
  - Global Business Development Manager of GE Healthcare (1998 to 1999)
- **Sidley Austin LLP**, a global law firm
  - Attorney focused on mergers and acquisitions and corporate finance (1993 to 1997)
- **KPMG LLP**, an accounting firm
  - Audit and Tax Accountant (1989 to 1990)

### Other Boards and Experiences
- **Fort4Fitness** (since 2007)
- Various other smaller insurance subsidiaries of Berkshire Hathaway Inc. (since 2001)

---

★ Audit Committee    $ Compensation Committee    ➤ Governance Committee    ◯ Chair



## Alicia Knapp
✓ **Independent**

**Age:** 46

**Director Since:** May 2022

**Committees:** ✈

**Other Current Public Company Boards:** None

### Key Skills
- Enterprise Leadership
- Sustainability and Human Capital
- Regulatory and Public Policy
- Risk Management

### Key Qualifications
Ms. Knapp brings to the Board deep experience as a strategic leader, particularly in renewable energy and sustainability, and significant operational, risk management, and financial acumen.

#### Career Highlights
- **BHE Renewables, LLC** ("BHE Renewables"), a renewable energy company and subsidiary of Berkshire Hathaway Inc.
  - President and Chief Executive Officer (since December 2020)
- **MidAmerican Energy Company** ("MidAmerican Energy"), an energy company providing electric and natural gas service and subsidiary of Berkshire Hathaway Inc.
  - Vice President, Renewable Generation (May to December 2020)
  - Vice President, Gas Delivery (2018 to May 2020)
  - General Manager, Gas Operations (2018)

- **BHE Renewables**
  - General Manager (2017 to 2018)
  - Project Manager (2012 to 2017)
- **MidAmerican Energy**
  - Project Manager, Nuclear (2010 to 2012)
  - Various positions in risk management and energy trading (2001 to 2010)



## Elio Leoni Sceti
✓ **Independent**

**Age:** 59

**Director Since:** May 2020

**Committees:** $

**Other Current Public Company Boards:** None

### Key Skills
- Financial and Accounting
- Global Business and Emerging Markets
- CPG or Related Industry
- Enterprise Leadership
- Sustainability and Human Capital
- Strategic Transactions
- Brand Building

### Key Qualifications
Mr. Leoni Sceti brings to the Board deep experience in the consumer goods sector, operations, marketing, product development, and disruptive innovation.

#### Career Highlights
- **The Craftory**, a global investment house for purpose-driven CPG challenger brands
  - Co-Founder, Chief Crafter, and Chairman (since 2018)
- Active investor in and advisor to early-stage tech companies (since 2010)
- **Iglo Group**, a frozen food company whose brands include Birds Eye, Findus, and Iglo
  - Chief Executive Officer (2013 to 2015)
- **EMI Group**, a global music company
  - Chief Executive Officer (2008 to 2010)
- **Reckitt Benckiser Group plc**, a home, health, and personal care products company
  - Various marketing and management positions (1992 to 2008)
- **Procter & Gamble Company**, a CPG company
  - Various marketing positions (1988 to 1992)

#### Other Boards and Experiences
- **AB InBev** (2014 to April 2023)
- **Barry Callebaut AG** (2017 to December 2023)
- **LSG Holdings Limited** (since 2011)
- Various portfolio companies of The Craftory (since 2018)
- **Room to Read, UK Board** (since April 2019)
- **One Young World, Board of Trustees** (since 2011)

★ Audit Committee  $ Compensation Committee  ✈ Governance Committee  ◯ Chair



## James Park
✓ **Independent**

**Age:** 48

**Director Since:** May 2022

**Committees:** $

**Other Current Public Company Boards:** None

### Key Skills
- Enterprise Leadership
- Risk Management
- Strategic Transactions
- Brand Building
- Digital and Technology

### Key Qualifications
Mr. Park brings to the Board deep expertise in technology and digital capabilities, as well as valuable experience in mergers and acquisitions and public company leadership.

### Career Highlights
- **Google LLC** ("Google"), a subsidiary of Alphabet Inc., a global technology company
  - Vice President, Alphabet (January 2024 to April 2024)
  - Vice President and General Manager, Wearables and Health (August 2023 to January 2024)
  - Vice President and General Manager, Fitbit (February 2021 to August 2023)
- **Fitbit, Inc.**, a connected health and fitness company (acquired by Google in January 2021)
  - Chairman (2015 to January 2021)
  - Co-Founder, President, Chief Executive Officer, and Director (2007 to January 2021)

- **CNET Networks, Inc.** ("CNET"), an online media company
  - Director of Product Development (2005 to 2007)
- **Wind-Up Labs, Inc.**, an online photo sharing company (acquired by CNET in 2005)
  - President and Co-Founder (2002 to 2005)

### Other Boards and Experiences
- **Fitbit, Inc.** (2007 to January 2021)



## Debby Soo
✓ **Independent**

**Age:** 44

**Director Since:** October 2024

**Committees:** ★

**Other Current Public Company Boards:** None

### Key Skills
- Financial and Accounting
- Global Business and Emerging Markets
- Enterprise Leadership
- Strategic Transactions
- Brand Building
- Digital and Technology

### Key Qualifications
Ms. Soo brings to the Board robust experience in technological innovation and trends as well as deep experience in global, consumer-focused industries.

### Career Highlights
- **OpenTable, Inc.,** restaurant technology company and subsidiary of Booking Holdings Inc. ("Booking Holdings")
  - Chief Executive Officer (August 2020 to present)
- **KAYAK Software Corporation**, a travel meta-search service and subsidiary of Booking Holdings
  - Chief Commercial Officer (2017 to July 2020)
  - Senior Vice President of Business Development (2017)
  - Various marketing and senior leadership roles (2010 to 2017)

### Other Boards and Experiences
- **EverCommerce Inc.** (March 2021 to October 2024)
- **Lesson Nine GmbH** (December 2020 to March 2021)

---

★ Audit Committee    $ Compensation Committee    ✈ Governance Committee    ○ Chair

# BOARD QUALIFICATIONS AND REFRESHMENT

## BOARD MEMBERSHIP CRITERIA

The selection of qualified directors is key to ensuring that the Board provides robust and effective oversight of the Company in the execution of our long-term strategy. The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment to represent the interests of our stockholders. The Governance Committee and Board consider a range of factors they view as essential for Board excellence and effectiveness when recruiting and recommending directors for election.

| | |
|---|---|
| **SKILLS, EXPERTISE, AND EXPERIENCE** | The Governance Committee seeks director nominees with integrity, sound judgment, and the mix of professional expertise and educational backgrounds to establish and maintain a Board strong in its collective knowledge. As part of this, the Governance Committee seeks to identify individuals whose particular backgrounds, skills, and expertise, when taken together, provide the Board with the key qualifications and skills that can best perpetuate Kraft Heinz's success. |
| **RANGE OF VIEWS AND EXPERTISE** | The Board and Governance Committee believe that a range of views and expertise offers a significant benefit to the Board and Kraft Heinz, as varying viewpoints contribute to a more informed and effective decision-making process.  Additionally, the Board and Governance Committee seek out candidates reflective of the communities in which the Company operates. The Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board. |
| **COMMITMENT** | The Governance Committee considers a director nominee's ability to devote sufficient time and effort to fulfill their Kraft Heinz responsibilities, taking into account the individual's other commitments. In addition, in determining whether to recommend a director for re-election, the Governance Committee considers the director's attendance at Board and Committee meetings and participation in, and contributions to, Board and Committee activities. |
| **INDEPENDENCE** | The Board considers whether a nominee meets various independence requirements, including whether a nominee's service on boards and committees of other organizations is consistent with our conflicts of interest policy. |
| **TENURE AND REFRESHMENT** | The Board considers the mix of experience on the Board to balance leadership continuity and a sound understanding of our business and strategy with new perspectives that challenge us and push our continual growth. |

## DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a majority of our directors meet the independence requirements of Nasdaq. For a director to be considered independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no direct or indirect material relationship with Kraft Heinz that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. The Board determined that, under Nasdaq rules, the following director nominees are independent:

- Mr. Alfonso
- Mr. Cahill
- Ms. Fouché
- Ms. Gherson
- Mr. Kenesey
- Ms. Knapp
- Mr. Leoni Sceti
- Mr. Park
- Mr. Pope
- Ms. Soo

**83%**

Gregory E. Abel and Susan Mulder, who decided not to stand for re-election at our 2024 Annual Meeting of Stockholders, were also determined to be independent during the periods in which they served. In conducting its evaluations of Mr. Abel, Mr. Kenesey, and Ms. Knapp, the Board considered each individual's affiliation with Berkshire Hathaway Inc. (together with its affiliates, "Berkshire Hathaway"), which held approximately 27.3% of our outstanding common stock as of March 10, 2025, and its subsidiaries. The Board found that such affiliations and directorships were in compliance with our conflict of interest policies.

# DIRECTOR SELECTION PROCESS

Our Governance Committee, with the full Board, is responsible for establishing Board membership criteria and evaluating the qualifications of Board nominees.

▼ **SUCCESSION PLANNING**

The Governance Committee analyzes Board composition and structure on an ongoing basis to support our long-term strategy, taking into consideration skills and experiences, past contributions by current directors, and the results of stockholder votes.

▼ **IDENTIFICATION OF CANDIDATES**

The Governance Committee identifies qualified candidates and accepts nominee suggestions from directors, stockholders, management, and others, and may retain third-party search firms to assist in identifying, evaluating, and conducting due diligence on potential director candidates. Ms. Soo was identified and presented to the Governance Committee for consideration by an independent third-party search firm retained by the Governance Committee.

▼ **EVALUATION OF CANDIDATES**

The Governance Committee evaluates potential candidates on the criteria described above and set forth in our Corporate Governance Guidelines. Qualified candidates are generally interviewed by the Governance Committee Chair, Lead Director, and other members of the Governance Committee, the Board, and management, as appropriate.

▼ **DECISION AND NOMINATION**

Upon recommendation by the Governance Committee that a director nominee will serve in the best interests of Kraft Heinz and our stockholders, the full Board evaluates and approves director candidates for appointment and election.

▼ **ELECTION BY STOCKHOLDERS**

Our stockholders consider and annually elect by majority vote all director nominees to serve one-year terms.

The Governance Committee will consider any candidate a stockholder properly presents for election to the Board in accordance with the procedures set forth in our By-Laws. The Governance Committee uses the same criteria to evaluate a candidate suggested by a stockholder as it uses to evaluate a candidate that the Governance Committee identifies. After the Board's consideration, our Corporate Secretary will notify that stockholder whether or not the Board decided to appoint or nominate the candidate. For a description of how stockholders may nominate a candidate for the Governance Committee's consideration for election to the Board at an annual meeting, see *Other Information —Stockholder Proposals*.



# Governance

## CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to strong corporate governance, which is critical to promote the long-term interests of our stockholders. The Board believes our governance practices provide a framework that strengthens our Board and management accountability, allows the Board to set objectives and monitor performance, helps ensure efficient use of corporate resources, and fosters trust in Kraft Heinz.



### BOARD COMPOSITION AND LEADERSHIP

**Continuous Refreshment** emphasizing a diversity of views and experiences and sound judgment to best perpetuate our success and stockholder interests

**Robust Independence**, with 10 of 12 director nominees independent

**Strong Independent Lead Director**, elected by independent directors, separate Chair and Chief Executive Officer roles, and independent Vice Chair

**100% Independent Committees** of the Board

**Executive Sessions** (including sessions without management present and sessions of the independent directors) at each Board meeting

**Director Time Commitments Policy** limits service on the boards of other public companies to three or, for chief executive officers of public companies, one (each in addition to Kraft Heinz)

**Annual Performance Evaluations** for the Board and all Committees of the Board

**Robust Director Selection Process**

**Active Oversight of Risks** related to the Company's business, including ESG risks

**Special Meetings of the Board** may be called by our CEO, Chair, a majority of directors, or our Vice Chair or any Committee Chair with the support of at least two other directors



### STOCKHOLDER RIGHTS

**Proactive Year-Round Engagement** with stockholders and incorporation of stockholder input in our strategies and programs

**Annual Election of Directors with Majority Voting Standard** in uncontested elections

**Annual Say-on-Pay Votes**

**Stockholder Right to Call Special Meetings** for stockholders of record of at least 20% of the voting power of our outstanding stock

**No "Poison Pill"**

**Stockholder Action by Written Consent**



### OTHER BEST PRACTICES

**Rigorous Stock Ownership Requirements** to align directors' and executive officers' interests with those of stockholders

**Robust Clawback Policy**

**Insider Trading Policy, including Anti-Hedging and Pledging Policies**

# BOARD STRUCTURE AND OPERATIONS

## 5

### BOARD MEETINGS IN 2024

**KEY RESPONSIBILITIES IN 2024**

- Development of and progress on our long-term strategic plan
- Capital structure and capital allocation strategy
- Risk oversight
- Succession planning

**MANAGEMENT ATTENDANCE AT BOARD MEETINGS**

Key members of management regularly attend and participate in Board and Committee meetings. Regular attendees include our CEO, CFO, Global General Counsel and Corporate Affairs Officer, and other members of the Executive Leadership Team. Other senior leaders attend as meeting topics warrant.

## BOARD LEADERSHIP STRUCTURE

Our governance framework provides the Board with the flexibility to select the appropriate leadership structure to allow the Board to effectively carry out its responsibilities, serve the long-term interests of Kraft Heinz, and best represent our stockholders' interests. The Board evaluates its leadership structure based upon our best interests and particular circumstances at the time, taking into consideration the composition of the Board, including the tenure and skill sets of the individual directors and the Board as a whole, our specific business and long-term strategic needs, our operating and financial performance, industry conditions, the economic and regulatory environment, annual Board evaluations, the advantages and disadvantages of alternative leadership structures, and our corporate governance practices generally.

**2021**

**JANUARY**

Appointed independent **Lead Director** to help ensure continued robust independent leadership of the Board

**2022**

**MAY**

**Combined the roles of Chair and Chief Executive Officer**, following the retirement of our then Chair

**2023**

**DECEMBER**

**Separated the roles of Chair and Chief Executive Officer**, in connection with our CEO succession

- In 2021, as part of its periodic evaluation of its leadership structure, the Board appointed Mr. Pope as independent Lead Director, taking into consideration his deep understanding of our business and industry, and determined that Mr. Pope is well positioned to provide constructive, independent, and informed guidance and oversight to management.

- In 2022, following the retirement of our then Chair, the Board combined the roles of Chair and CEO and appointed Mr. Patricio to the role, effective in May 2022. The Board thoroughly considered a range of factors, including our strategic priorities, the complexity and global nature of our business, the various capabilities of our directors, the highly independent composition of the Board, the meaningful responsibilities of the independent Lead Director, and the current environment of our industry. The Board concluded that a combined role, together with the strong independent leadership provided by our Lead Director, Vice Chair, and each of the three standing Board Committees, which consist solely of, and are chaired by, independent directors, provides an appropriate balance between effective independent oversight and strong, consistent leadership to drive execution of our enterprise strategy.

- In 2023, in connection with the transition of our CEO from Mr. Patricio to Mr. Abrams-Rivera, the Board separated the roles of Chair and CEO. The Board believes that this structure supports a smooth transition and enables the Board and Company to best leverage Mr. Patricio's and Mr. Abrams-Rivera's strongest talents to promote the continued growth of our business. As CEO, Mr. Abrams-Rivera is responsible for developing and overseeing the execution of our business strategy and leading and managing the day-to-day operations of the Company. As non-executive Chair, Mr. Patricio focuses on Board leadership and governance and serves as a liaison between the Board and management, working closely with our independent Lead Director and CEO. The Board believes this structure serves the best interests of Kraft Heinz and our stockholders at this time and has not established a specific transition period or term for Mr. Patricio's role as non-executive Chair.

From time to time, the Board may also determine that it is appropriate to nominate members of management to the Board, including the CEO. Our current CEO was initially appointed to serve as a director in December 2023 and is nominated for re-election at the Annual Meeting. Our previous CEO and current Chair of the Board was initially elected at our 2021 Annual Meeting of Stockholders and is nominated for re-election at the Annual Meeting.

# CURRENT BOARD LEADERSHIP AND RESPONSIBILITIES



**MIGUEL PATRICIO**

**Since: May 2022**

### CHAIR

**Non-Executive**

- Presides at all meetings of the Board
- With the Lead Director, reviews and establishes Board meeting agendas and schedules to ensure sufficient time for discussion of all agenda items
- Serves as a Board representative for consultation and direct communication with major stockholders, as appropriate
- Actively participates in CEO succession planning
- Provides feedback to the Compensation Committee on the performance of the CEO
- Performs such other duties as the Board may from time-to-time request

Mr. Patricio served as our CEO from June 2019 to December 2023 and has served as a director since May 2021 and as Chair since May 2022. In appointing him as Chair, the Board considered Mr. Patricio's deep knowledge of our industry, his awareness of key issues facing Kraft Heinz, and his ability to serve as a highly effective bridge between the Board and management and work closely and transparently with our independent directors.



**JOHN T. CAHILL**

**Since: July 2015**

### VICE CHAIR

- ✓ Independent
- Assists the Chair
- Serves as meeting chair when the Chair and Lead Director are unable to attend
- Performs other duties as the Board may from time-to-time request

Mr. Cahill has served on our Board as Vice Chair since July 2015, prior to which he served as Chairman and CEO of Kraft Foods Group, Inc. ("Kraft"), one of our predecessor companies from 2014 to 2015. He previously served as Kraft's Executive Chairman from 2012 to 2014. In appointing him as Vice Chair, the Board considered Mr. Cahill's strong track record of executive leadership, his extensive experience in the consumer goods industry, and his ability to provide valuable strategic insight.



**JOHN C. POPE**

**Since: January 2021**

## LEAD DIRECTOR

✓ **Independent**

- Presides at meetings of the Board at which the Chair is not present, including sessions of the independent directors
- Has the authority to call meetings (including executive sessions) of the independent directors and directors unaffiliated with Berkshire Hathaway
- Reviews and approves Board meeting agendas and schedules to ensure sufficient time for discussion of all agenda items
- Serves as a Board representative for consultation and direct communication with major stockholders, as appropriate
- Provides oversight of CEO and Chair succession planning
- Monitors and evaluates, along with the Compensation Committee and the other independent directors, the performance of the CEO
- Performs other duties as the Board or independent directors may from time-to-time request

Mr. Pope has served as a director since July 2015 and was a director of our predecessor companies from 2001 to 2015. He has served on the Kraft Heinz Audit, Compensation, and Governance Committees. During his tenure, he has developed an expansive knowledge of Kraft Heinz through significant strategic advances, transformational, operational and organizational changes, and an evolving external environment. Mr. Pope also has deep operational and leadership experience as a public company executive and director.

In appointing Mr. Pope as Lead Director, the independent directors took into consideration Mr. Pope's experience and knowledge, integrity, and commitment to the Board. The Board and the independent directors considered Mr. Pope's other commitments and noted his high engagement with the Board and Kraft Heinz management, his history of attendance at Board and Committee meetings, and the additional responsibilities he was undertaking prior to his appointment as Lead Director. The Board determined that Mr. Pope could serve effectively. The Governance Committee, the Board, and the independent directors believe that Mr. Pope continues to dedicate significant time, effort, and attention to his Kraft Heinz Board responsibilities.

# COMMITTEES OF THE BOARD

The Board has three standing Committees: Audit, Human Capital and Compensation, and Nominating and Corporate Governance. Each Committee consists exclusively of independent directors, including, with respect to members of the Audit Committee and Human Capital and Compensation Committee, the heightened independence standards under Nasdaq and SEC rules applicable to such committee service. The Chair of each Committee reports to the Board on the topics discussed and actions taken by the Committee at each Board meeting. Each Committee has a charter that sets forth the Committee's roles and responsibilities and is reviewed annually by the Committee, with any proposed changes required to be approved by the Board. Each Committee has the authority to retain and terminate independent counsel or other advisors without approval from, or consultation with, management and approve fees and other terms of the engagement.

The Board designates Committee members and Chairs based on the Governance Committee's recommendations. The Governance Committee and the Board believe that the size of the Board allows for effective Committee organization and facilitates efficient meetings and decision making.

# ★ AUDIT COMMITTEE



**JOHN C. POPE**
**Chair**



**HUMBERTO P. ALFONSO**



**JOHN T. CAHILL**



**LORI DICKERSON FOUCHÉ**



**DEBBY SOO**

## KEY RESPONSIBILITIES

- Oversees our financial matters and strategy, the integrity of our financial statements, our accounting and financial reporting processes, our systems of internal control over financial reporting, and the safeguarding of our assets
- Oversees our compliance with applicable legal and regulatory requirements, including our ethics and compliance programs, codes of conduct, and actual or alleged violations of the codes of conduct
- Oversees our enterprise risk management program, including risk assessment and risk management guidelines, policies, and processes by which we manage risk, such as those related to major financial risk exposures, information technology, and cybersecurity
- Oversees our independent auditors' qualifications, independence, and performance, the performance of our internal audit function, our audit procedures, and our audit plan

## RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Key financial reporting and disclosure matters
- Internal audits
- Tax and litigation matters
- Ethical and legal compliance
- Enterprise risk management
- Information Technology, Operations Technology, and Cybersecurity

## QUALIFICATIONS

- All members meet the "financial sophistication" standards of the Nasdaq rules.
- The Board has determined that Mr. Pope, Mr. Alfonso, and Mr. Cahill each qualify as an "audit committee financial expert" within the meaning of SEC rules.
- No Audit Committee member received any payments from us in 2024 other than compensation for service as a director.

## ETHICS AND COMPLIANCE HELPLINE

The Audit Committee has established procedures for the receipt, retention, and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing, ethics, or compliance matters, or anything else that appears to involve financial or other wrongdoing. To report online or find a local phone number to report by phone, including anonymously, visit **www.KraftHeinzEthics.com**.

**100%**
**INDEPENDENT**

**9**
**MEETINGS IN 2024**

# $ HUMAN CAPITAL AND COMPENSATION COMMITTEE



**TIMOTHY KENESEY**
Chair



**DIANE GHERSON**



**ELIO LEONI SCETI**



**JAMES PARK**



**JOHN C. POPE**

## KEY RESPONSIBILITIES

- Oversees our strategies and policies related to key human resources policies and practices, including belonging, workplace environment and culture, engagement, pay equity, and talent development and retention
- Approves peer group used to benchmark executive pay levels and plan design practices
- Establishes, reviews, and administers our compensation and benefits policies, including incentive-compensation and equity-based plans
- Oversees our executive compensation programs and succession planning
- Reviews our compensation policies and practices for employees as they relate to risk management and mitigation
- Evaluates and approves our CEO's goals and objectives, performance, and elements and amounts of compensation, and reviews and approves the compensation of our other executive officers and Section 16 reporting officers
- Approves equity and other long-term incentive awards granted under our plans
- Assesses the compensation of non-employee directors
- Reviews and considers stockholder viewpoints on compensation, including our say-on-pay voting results

## RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Compensation program strategy and design, including:
  - pay-for-performance components to reinforce a pay-for-performance culture
  - plan modifications to improve overall alignment with the business strategy and market practice
- CEO succession
- Human capital plans to deliver talent required for our long-term plan, including:
  - organization human capital plans
  - recruitment, retention, and engagement strategies

## DELEGATION

Under its charter, the Committee may delegate any of its responsibilities to the Chair, another Compensation Committee member, or a subcommittee of Compensation Committee members, unless prohibited by law, regulation, or Nasdaq rule.

## INTERLOCKS

The Board has determined that all of the directors who served on the Compensation Committee during our 2024 fiscal year were independent within the meaning of Nasdaq rules. During our 2024 fiscal year, no member of the Compensation Committee had a relationship that must be described under SEC rules relating to disclosure of related person transactions. During our 2024 fiscal year, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

## 100%
**INDEPENDENT**

## 4
**MEETINGS IN 2024**

# NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



**JOHN T. CAHILL**
**Chair**



**LORI DICKERSON FOUCHÉ**



**ALICIA KNAPP**



**JOHN C. POPE**

## KEY RESPONSIBILITIES

- Considers and makes recommendations to the Board regarding candidates for director, incumbent directors' performance, director independence, and the structure and composition of the Board and its Committees, as well as director succession planning
- Oversees policies and procedures related to related person transactions, including reviewing transactions and making recommendations to the Board
- Develops and oversees an annual self-evaluation process for the Board and its Committees
- Advises the Board on corporate governance matters, including developing and reviewing the Corporate Governance Guidelines
- Oversees our stockholder engagement program and considers stockholder viewpoints on corporate governance

## RECENT COMMITTEE FOCUS AREAS

In 2024, the Committee's oversight focused on, among other things:

- Director succession planning and recommendations to the Board regarding candidates for director
- Board composition and disclosure
- Board, committee, and individual director performance
- Investor outreach and feedback

**100%**

**INDEPENDENT**

**4**

**MEETINGS IN 2024**

# DIRECTOR ENGAGEMENT

## MEETING ATTENDANCE

**22**

**BOARD AND COMMITTEE MEETINGS IN 2024**

**100%**

**AVERAGE ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS IN 2024**

**BOARD AND COMMITTEE MEETING ATTENDANCE**
We expect directors to attend all Board meetings and meetings of the Committees on which they serve. During 2024 each incumbent director attended 100% of the Board and the Committees on which, and during the period that, they served.

**EXECUTIVE SESSIONS**
The Board believes that a key element of effective independent oversight is regular meetings of the independent directors in executive session without management present. In 2024, independent directors met in executive session at all Board meetings. These sessions are chaired by the Lead Director, who reports key actions to be taken to the Chair, CEO, and Corporate Secretary.

**ANNUAL MEETING ATTENDANCE**
Directors are encouraged, but are not required, to attend our Annual Meeting of Stockholders. All of our current directors nominated for election at such meeting attended our 2024 Annual Meeting of Stockholders.

# DIRECTOR TIME COMMITMENTS POLICY

The Board believes that service on the boards of other public companies provides directors with knowledge and experience in governance and leadership that is valuable to Kraft Heinz. The Board also recognizes that public board service requires significant time and effort and that it is critical to the success of the Company that directors have the ability to dedicate sufficient time and attention to their Kraft Heinz Board responsibilities. The Board's policy, which is included in our Corporate Governance Guidelines:

- Limits directors' service on the boards of other public companies to three or, for directors who are chief executive officers of public companies, one (each in addition to Kraft Heinz)
- Requires that the Board determine whether simultaneous service on more than two other public company audit committees (in addition to Kraft Heinz) impairs a director's ability to serve effectively on our Audit Committee
- Establishes an expectation that directors consult with the Chair, the Lead Director, and the Chair of the Governance Committee before accepting an offer to serve on another public company board or as a member of the audit committee of another public company
- Requires the Governance Committee to take into account the nature and extent of a director's other commitments when determining whether it is appropriate to nominate that director for re-election
- Requires directors' service on the boards and committees of other organizations to be consistent with our conflict of interest policies

**DIRECTOR**
maximum of **3** other public company boards

**PUBLIC COMPANY CEO**
Maximum of **1** other public company board

**AUDIT COMMITTEE**
Maximum of **2** other public company audit committees

Mr. Cahill currently serves on the audit committee of three other public companies and the Board has determined that such simultaneous service does not impair his ability to effectively serve on the Company's Audit Committee. In making this determination, the Board considered Mr. Cahill's exceptional Committee and Board attendance record, his valued contributions to the Audit Committee, and his professional background and significant financial experience as the former CEO of Kraft Foods Group, Inc. and CFO of The Pepsi Bottling Group, Inc. As of March 10, 2025, all directors and director nominees are in compliance with the policy. The Governance Committee reviews our director time commitments policy as part of its annual review of our Corporate Governance Guidelines. We also review the policies of our institutional investors on an ongoing basis and discuss such policies during our investor engagement calls.

# DIRECTOR ORIENTATION AND EDUCATION

We engage each new director in an orientation program to familiarize them with our business, strategy, and policies and provide an opportunity to directly engage with senior leaders throughout the business. Orientation is conducted as soon as reasonably practicable after the meeting at which the director is first elected. It includes presentations on our business and strategic plans, financial position and practices, significant issues and risks, governance and corporate responsibility practices, executive compensation, Company culture, and key environmental and sustainability efforts, as well as a site visit to one of our manufacturing and processing facilities.

Throughout the year, management and outside experts regularly provide presentations to the Board and Committees on Kraft Heinz's strategic and business plans, financial performance, legal and regulatory matters, compliance programs, recent developments and current events that relate to our strategy and business, and other topics of interest to directors, including artificial intelligence. Directors are welcome to attend meetings of Committees of which they are not a member. Directors also have unrestricted access to management and are encouraged to meet with management to enhance their understanding of our strategy and business. Periodically, the Board also visits Kraft Heinz's facilities to deepen their understanding of our business.

# ANNUAL BOARD AND COMMITTEE EVALUATIONS

The Board believes director evaluations are a critical component of its effectiveness and continuous improvement and an essential practice of good corporate governance. The Board conducts an evaluation of its performance and effectiveness, as well as that of its three standing Committees, on an annual basis. The purpose of the evaluations is to identify ways to enhance the overall effectiveness of the Board and its Committees and to track progress. The Governance Committee is responsible for developing, recommending to the Board, and overseeing the annual self-evaluation process of the Board and each of its Committees.

## 1 Process Review

The process, including the method of evaluation, is reviewed by the Governance Committee, with recommendations from the Corporate Secretary's team, annually. Updates are made as appropriate and consistent with the current Board structure and responsibilities, Company strategy and processes, and best practices.

## 2 Evaluation

Directors complete an individual evaluation for the Board and each Committee on which they serve. The evaluations are designed to address significant responsibilities and processes key to Board effectiveness and include open-ended questions and space for candid commentary. Periodically, the Board also engages a consultant to conduct one-on-one discussions to solicit additional feedback.

### TOPICS COVERED IN 2024

- Board efficiency and overall effectiveness
- Board and Committee structure and composition
- Satisfaction with the performance of the Board and Committee Chairs
- Board member access to members of senior management
- Quality of discussion
- Quality and clarity of materials presented to directors
- Satisfaction with the frequency and format of meetings and time allocations
- Board dynamics and culture
- Skills and qualifications of individual directors
- Individual director performance and engagement
- Oversight of key strategy and risks

## 5 FEEDBACK INCORPORATED

The Chair of the Governance Committee shares results of the Committee's review and recommendations with the full Board for action.

## 4 REVIEW AND DISCUSSION

The results of the evaluations are shared with the full Board and each Committee for review and discussion. The Governance Committee reviews the results of the evaluations for all Committees and the full Board and considers recommendations for changes and areas of improvement.

## 3 SUMMARY OF EVALUATIONS

Evaluation responses and feedback are aggregated, with feedback anonymized and comments included verbatim. Reports summarizing feedback, including responses and highlights of key themes, are produced for the Board and each Committee.

### ACTIONS TAKEN

In response to the self-evaluations, Debby Soo was appointed to the Board. Ms. Soo brings to the Board extensive experience in technology innovation and trends, as well as leadership in global, consumer-focused industries.

# BOARD'S OVERSIGHT ROLE

## STRATEGY OVERSIGHT

The Board takes an active role in oversight of management's creation and execution of our long-term strategy and our capital allocation plan for long-term value creation. The full Board oversees our short- and long-term strategic plans, the status of key strategic initiatives, and the principal strategic opportunities and risks that face our business through robust engagement with management, taking into consideration our key priorities, global trends impacting our business, regulatory developments, and emerging innovation. The Board periodically, and at least annually, devotes significant time to in-depth, long-term strategic reviews with our executive and senior business leaders. During these reviews, management provides the Board with its view of key commercial and strategic risks and opportunities faced by our business. The Board brings its collective, independent judgment to provide robust feedback on management's identification of key strategic risks and opportunities and appropriate actions to mitigate risk. At subsequent meetings, the Board continues to review the Company's progress against our long-term strategy and capital allocation plan. In addition, specific areas of strategic risk and opportunity are identified for Board or Committee discussion as specific risks arise or as requested by management or individual directors. The Board's oversight of strategy is also prominent in our merger, acquisition, divestiture, and corporate development activities. Additionally, the Board annually considers and approves our budget and capital allocation plans, which are linked to our long-term strategic plans and priorities. In 2024, the Board received updates on our operating plan and considered our long-term strategic plan as well as capital allocation plan, discussed our strategic ambitions, and evaluated near-term strategic focus areas at multiple meetings.

## RISK OVERSIGHT

### ENTERPRISE RISK MANAGEMENT

Our Strategic Enterprise Risk Management ("SERM") approach is an ongoing process effected at all levels of our operations and across business units and functions to identify, assess, monitor, manage, and mitigate risk over the short, intermediate, and long term. As part of this process, the Company:

- identifies material risks, including operational, strategic, and financial risks
- assesses and prioritizes risks taking into account various factors such as the potential impact, likelihood of occurrence, and effectiveness of current mitigation strategies
- develops plans to monitor, manage, and mitigate material risks

Our SERM process is designed to facilitate open communication between management and the Board to advance the Board's and Committees' understanding of our risk management process, how it is functioning, the participants in the process, key risks to our business and performance, and the information gathered through the approach. The Board and Committees may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas. These risks inform Board and Committee discussion topics throughout the year.

The Audit Committee oversees the SERM process and is responsible for allocating responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees. The Audit Committee routinely meets privately with representatives from PwC, our independent auditors, as well as our Global Head of Internal Audit, Chief Global Ethics and Compliance Officer, and Global General Counsel and Corporate Affairs Officer. Our Enterprise Risk Committee, which consists of cross-functional members of management, helps identify, evaluate, and implement risk management controls and methodologies to address identified risks and functionally reports directly to the Executive Leadership Team.

### ROLE OF THE BOARD AND COMMITTEES

We face various risks to our business, including strategic, financial, legal, regulatory, operational, accounting, and reputational risks. Identifying, managing, and mitigating our exposure to these risks and effectively overseeing the risk-management process are critical to our operational decision-making and annual planning processes.

While management has primary responsibility for managing risk, the Board is responsible for risk oversight with specific areas delegated to appropriate Committees that report on their deliberations to the Board.



**FULL BOARD**

- Has ultimate responsibility for risk oversight, including related to our ESG risks
- Has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee and receives regular updates from the Audit Committee
- Reviews (full Board or via Committees) risks related to our business and operations throughout the year
- Directors regularly discuss the risk management process directly with members of management

 

**AUDIT COMMITTEE**

- Reviews guidelines and policies governing the process by which management manages risk, including related to major financial risk exposure, information technology, operations technology, and cybersecurity
- Reviews risk assessment and risk management guidelines, policies, and processes used in our SERM approach
- Reviews the SERM approach and the results of the annual SERM assessment
- Allocates responsibility for overseeing the review and assessment of key risk exposures to appropriate Committees and management's response to those exposures



**COMPENSATION COMMITTEE**

- Oversees evaluation of our compensation structure's impact on risk taking and risk mitigation
- Oversees human resources strategy and key policies, including potential talent risks to delivering the strategy, and reviewing management's preparedness to address such risks

**GOVERNANCE COMMITTEE**

- Oversees our governance practices and Board composition, refreshment, and leadership structure
- Reviews related party transactions and our Corporate Governance Guidelines

Each Committee reports key risk discussions to the Board following its meetings.

 

 

**MANAGEMENT**

- Responsible for the day-to-day management and mitigation of risk
- Regularly provides reports to the Board, the Audit Committee, and any other appropriate Committee regarding key risks and the actions management has taken to monitor, control, and mitigate risks
- Discusses and provides updates on management's reports at Board and Committee meetings

For more information about the risks facing the Company, see the factors described in *Item 1A, Risk Factors* in our Annual Report on Form 10-K for the year ended December 28, 2024 (the "2024 Annual Report") and those set forth in our future filings with the SEC. The risks described in the 2024 Annual Report and subsequent filings with the SEC are not the only risks facing us. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial based on the information known to us may also materially adversely affect our business, financial condition, or results of operations.

## COMPENSATION OVERSIGHT

The Compensation Committee, in reliance on analysis provided by an outside consultant engaged by the Company, annually evaluates the risk profile of our executive and broad-based employee compensation programs. In its evaluation for our 2024 fiscal year, the Compensation Committee reviewed our executive compensation structure to determine whether our compensation policies and practices encourage our executive officers or employees to take unnecessary or excessive risks and whether these policies and practices properly mitigate risk. Based on management's assessment of our current programs, including analysis provided by an outside consultant, the Compensation Committee concluded that our 2024 executive compensation plans were designed in a manner to:

- achieve a balance of short- and long-term performance aligned with key stakeholder interests
- discourage executives from taking unnecessary or excessive risks that would threaten the reputation and sustainability of Kraft Heinz
- encourage appropriate assumption of risk to the extent necessary for competitive advantage purposes

## CYBERSECURITY OVERSIGHT

The Audit Committee is responsible for oversight of the Company's information technology and cybersecurity risks. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief Information Officer and Chief Information Security Officer on a regular basis, which cover topics related to information security, privacy, and cyber risks and risk management processes, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the Company's information security posture. We have also adopted a cyber incident response plan, under which the Audit Committee is informed of any cybersecurity incidents with the potential to materially adversely impact the Company or our information systems. The Audit Committee regularly reports to the Board on information technology, cybersecurity, and privacy matters. For more information regarding our cybersecurity risk management efforts, see *Item 1C, Cybersecurity* in our 2024 Annual Report.

## HUMAN CAPITAL OVERSIGHT

The Board is actively engaged in overseeing development and succession of the Company's senior management and the Company's key human resources strategies. The Compensation Committee oversees the Company's compensation and benefits plans, policies, and programs, long-term incentive programs, and succession plans for the CEO and other senior executive positions as well as strategies, policies, and outcomes related to belonging, workplace environment and culture, pay equity, and talent development and retention. To fulfill its oversight responsibilities, the Committee receives updates from our Global Chief People Officer at least once a year, which cover topics related to engagement and attrition, culture, leadership development, and performance management. The Compensation Committee regularly reports to the Board on human capital management, culture, employee engagement, and performance matters.

# ESG OVERSIGHT

Our ESG governance starts with oversight of our ESG strategy, risks, goals, policies, practices, and disclosures by the Board, as set forth in our Corporate Governance Guidelines. We believe the full Board's responsibility for consideration and oversight of critical ESG issues enhances our sustainability efforts, which are an integral component of our enterprise strategy. To fulfill its oversight responsibilities, the Board receives regular updates on priority ESG issues from our Chief Procurement and Sustainability Officer, as well as other team leaders throughout the business, which cover topics related to policy and program development, actions taken to protect the Company from the negative impacts of climate change on our operations and value chain, and progress toward achieving our ESG goals.

## ESG GOVERNANCE

We pursue our ESG goals through a cross-functional approach across the Company and throughout our value chain, centered on continuous improvement. Our ESG governance structure is designed to enable us to live our Dream and Values and embed ESG throughout the Company.



**BOARD OF DIRECTORS**

Oversees our ESG strategy, risks, goals, policies, practices, and disclosures and engages regularly with management regarding our ESG efforts, including reviewing significant policies, processes, and commitments at least annually.

**CHIEF PROCUREMENT AND SUSTAINABILITY OFFICER**

Oversees global ESG strategy, reports to the CEO, collaborates with the ESG Team to establish and lead plan implementation, and has an annual performance goal that tracks our ESG performance.

**ESG TEAM**

Directs the design, development, execution, and continuous improvement of our global ESG strategy, goals, and initiatives; engages with key stakeholders; and leads the ESG Steering Committee.

**CHIEF EXECUTIVE OFFICER**

Collaborates with members of the Executive Leadership Team on oversight and executional leadership on ESG strategies.

**ESG STEERING COMMITTEE**

Collaborates with members of the Executive Leadership Team on oversight and executional leadership and has an annual performance goal that tracks our ESG performance.

**ESG STEERING COMMITTEE SUBCOMMITTEES & AGILE PODS**

Provides high-touch engagement, tracks emergent issues, and drives collaboration, transparency, and continuous improvements towards ESG initiatives.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

**Governance**

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

Stockholder
Proposals

Other
Information

Appendix A.
Non-GAAP

# OTHER GOVERNANCE POLICIES AND PRACTICES

## GOVERNANCE DOCUMENTS

### CORPORATE GOVERNANCE GUIDELINES

The Board is committed to corporate governance practices that promote and protect the long-term interest of our stockholders. Our Corporate Governance Guidelines provide a robust framework for the Board in performing its fiduciary duties and promoting trust in the Company. Our Corporate Governance Guidelines define our governance philosophy, practices, and policies across key areas, including the Board's role, responsibilities, composition, membership criteria, and structure, as well CEO and Board performance evaluations. The Governance Committee periodically reviews these guidelines and recommends any changes to the Board for consideration.

### CODES OF CONDUCT

We have a Code of Business Conduct and Ethics for Non-Employee Directors applicable to our non-employee directors and a Code of Conduct applicable to our employees (including our NEOs) and contingent and contract workers (together, the "Codes of Conduct"). The Codes of Conduct reflect our values and are designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws, rules, and regulations, confidentiality of our proprietary information, and accountability. Our directors, employees, contingent and contract workers, partners, suppliers, and customers, as well as consumers can ask questions about our Codes of Conduct and other ethics and compliance issues, or report potential violations, through our Ethics Helpline, online or by phone, which is operated by an independent and multilingual third-party reporting specialist.

In the event we amend or waive any of the provisions of the Codes of Conduct applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, or controller, we also intend to disclose such actions, as required, on our website.

### RELATED PERSON TRANSACTIONS POLICY

The Board has adopted a written policy regarding the review and, where appropriate, approval and ratification of any transaction in which Kraft Heinz is a participant, the amount involved exceeds $120,000, and any related person had, has, or will have a direct or indirect material interest. In general, related persons include our directors, executive officers, and holders of 5% or more of our common stock and their immediate family members.

The Governance Committee, in the course of its review and approval or ratification of a related person transaction under this policy, considers, among other things:

- the commercial reasonableness of the transaction
- the materiality of the related person's direct or indirect interest in the transaction
- whether the transaction may involve an actual conflict of interest or the appearance of a conflict of interest
- the impact of the transaction on the related person's independence (as defined in our Corporate Governance Guidelines and under Nasdaq rules)
- whether the transaction would violate any provision of our Codes of Conduct

The Governance Committee approves or ratifies only those related person transactions that are fair and reasonable to Kraft Heinz and in our and our stockholders' best interests, with any member of the Governance Committee who is a related person with respect to a transaction under review recusing themself from the deliberations or decisions regarding the transaction. The Chair of the Governance Committee (or the Chair of the Audit Committee if the Chair of the Governance Committee is a related person with respect to the transaction under review) will review and approve or ratify potential related person transactions when it is not practicable or desirable to delay review of a transaction until a Governance Committee meeting and will report to the Governance Committee any transaction so approved or ratified.

## CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

Our Corporate Governance Guidelines, Committee charters, and Codes of Conduct can be found on our website by visiting **ir.kraftheinzcompany.com** and clicking on the "Corporate Governance" tab. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC. In addition, we will promptly deliver free of charge, upon request, a copy of our Corporate Governance Guidelines, Committee charters, or Codes of Conduct to any stockholder requesting a copy.

## REGISTRATION RIGHTS AGREEMENT

Pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into in connection with the merger of Kraft Foods Group, Inc. with and into a wholly owned subsidiary of H.J. Heinz Holding Corporation in July 2015 (the "Kraft Heinz Merger"), we have granted Berkshire Hathaway registration rights with respect to the shares of Kraft Heinz common stock held by Berkshire Hathaway as of the date of the closing of the Kraft Heinz Merger. The registrable shares represent shares of Kraft Heinz common stock acquired from Heinz in connection with the Kraft Heinz Merger and/or immediately prior to the Kraft Heinz Merger pursuant to a warrant. Registration rights do not apply to shares of Kraft Heinz common stock subsequently acquired by Berkshire Hathaway or any other party to the Registration Rights Agreement. These rights include demand registration rights, shelf registration rights, and "piggyback" registration rights, as well as customary indemnification. The rights are subject to certain holdback and suspension periods. We generally will bear all fees, costs, and expenses related to registrations, other than underwriting discounts and commissions attributable to the sale of shares of Kraft Heinz common stock by Berkshire Hathaway, as applicable.

## INSIDER TRADING POLICY, INCLUDING ANTI-HEDGING AND ANTI-PLEDGING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other disposition of Kraft Heinz securities by our directors, executive officers, and employees and other covered persons, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and the Nasdaq listing standards. Our Insider Trading Policy limits the timing and types of transactions in Kraft Heinz securities by employees (including executive officers) and directors. Among other restrictions, the policy prohibits holding Kraft Heinz securities in a margin account or pledging Kraft Heinz securities as collateral for a loan, as well as short-selling Kraft Heinz securities, transacting in puts, calls, or other derivatives on Kraft Heinz securities, or hedging transactions on Kraft Heinz securities. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our 2024 Annual Report.

## COMMUNICATIONS WITH THE BOARD

Information for stockholders and other parties interested in communicating with our Chair, Lead Director, full Board, or our independent directors, individually or as a group, is included in our Corporate Governance Guidelines, which are available on our website at **ir.kraftheinzcompany.com** under the "Corporate Governance" tab. Our Corporate Secretary forwards communications relating to matters within the Board's purview to the independent directors; communications relating to matters within a Committee's area of responsibility to the Chair of the appropriate Committee; and communications relating to ordinary business matters, such as suggestions, inquiries, and consumer complaints, to the appropriate Kraft Heinz executive or employee. Our Corporate Secretary does not forward solicitations, junk mail, or obviously frivolous or inappropriate communications.



# Director COMPENSATION

## DIRECTOR COMPENSATION PROGRAM

Our director compensation program includes a combination of cash compensation and an annual grant of deferred stock. The Compensation Committee reviews our director compensation program regularly and recommends changes, if any, to the Board for its approval. For our 2024 fiscal year, our non-employee directors received:

### 2024 DIRECTOR COMPENSATION

**2024 Annual Compensation**



Cash Retainer
$100,000
Stock Award
$185,000

**2024 Additional Retainers**

| | | |
|---|---|---|
| Chair of the Board | $60,000 | CASH* |
| | $120,000 | STOCK |
| Lead Director | $30,000 | CASH |
| ***Committee Chairs:*** | | |
| Audit | $25,000 | CASH |
| Compensation | $20,000 | CASH |
| Governance | $20,000 | CASH |

*If a director serves as Chair of multiple Committees, the director will only receive one additional cash retainer.*

*Directors do not receive meeting fees.*

* *The Chair may elect to receive this cash retainer as equity.*

Cash retainers are paid on a quarterly basis. In lieu of the annual cash retainer, pursuant to the Amended and Restated Deferred Compensation Plan for Non-Management Directors, directors may elect to receive shares of deferred stock annually payable in arrears.

Deferred stock awards are granted effective immediately following each annual meeting of stockholders. Shares of deferred stock are eligible to receive dividends that are accrued at the dividend payment date in the form of dividend equivalent units ("DEUs"). When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying deferred stock. All deferred stock awards and DEUs accrued are distributed to a director in the form of shares of common stock six months following the date they cease to serve on the Board.

Mr. Abrams-Rivera, who is our CEO, did not receive payment for his service as a director in 2024.

## DIRECTOR STOCK OWNERSHIP GUIDELINES

To strengthen alignment of directors' interests with those of our stockholders, effective beginning in fiscal year 2024, our stock ownership guidelines require directors that receive compensation for service as directors to hold shares of our common stock in an amount equal to a specified multiple of their annual cash retainer, as follows. All of our current directors are in compliance with the ownership guidelines.



| POSITION | STOCK OWNERSHIP REQUIREMENT | COMPLIANCE PERIOD |
|---|---|---|
| Non-employee directors | 6x ANNUAL CASH RETAINER | 5 years from joining the Board |





Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board    Governance

**Director
Compensation**

Beneficial
Ownership

Executive
Compensation

Audit
Matters

Stockholder
Proposals

Other
Information

Appendix A.
Non-GAAP

RSUs, shares of deferred stock, DEUs accrued on RSUs and shares of deferred stock, stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unexercised stock options do not count toward satisfying this ownership requirement.

As our CEO, Mr. Abrams-Rivera is subject to stock ownership guidelines applicable for our officers. Our CEO requirement is six times annual base salary. Mr. Abrams-Rivera is in compliance with the ownership guidelines. For additional information, see *Executive Compensation— Compensation Discussion and Analysis—Other Compensation Policies and Practices—Officer Stock Ownership Guidelines*.

For more details on the stock ownership of our directors and officers, see *Beneficial Ownership of Stock—Directors and Officers*.

# 2024 DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation and stock awards paid or granted to our non-employee directors. Mr. Abrams-Rivera, who was our CEO during our 2024 fiscal year, did not receive payment for his service as a director in 2024.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Gregory E. Abel[3] | 116,035 | — | — | 116,035 |
| Humberto P. Alfonso | 97,235 | 185,032 | — | 282,267 |
| John T. Cahill | 120,000 | 185,032 | — | 305,032 |
| Lori Dickerson Fouché | 100,000 | 185,032 | — | 285,032 |
| Diane Gherson | 100,000 | 185,032 | — | 285,032 |
| Timothy Kenesey | 127,529 | 185,032 | — | 312,561 |
| Alicia Knapp | 100,000 | 185,032 | — | 285,032 |
| Elio Leoni Sceti | 107,516 | 185,032 | — | 292,548 |
| Susan Mulder[3] | 33,516 | — | — | 33,516 |
| James Park | 100,000 | 185,032 | — | 285,032 |
| Miguel Patricio | 160,000 | 305,033 | — | 465,033 |
| John C. Pope | 155,000 | 185,032 | — | 340,032 |
| Debby Soo | 18,478 | — | — | 18,478 |

(1) Includes the value of retainers earned or paid in cash for 2024, including the value of cash retainers for 2023 deferred to equity pursuant to the Kraft Heinz Deferred Compensation Plan for Non-Management Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock awards granted in 2024, excluding any retainer fees deferred in exchange for shares, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718 based on the closing price of Kraft Heinz common stock on the grant date ($36.72 on May 2, 2024). The following table summarizes the stock options held by non-employee directors as of December 28, 2024:

| Name | Grant Date | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|
| John T. Cahill | 8/16/2019 | 500,000 | — | 25.41 | 8/16/2029 |
| | 2/26/2015 | 176,423[a] | — | 52.70 | 2/26/2025 |

(a) Granted as an employee award during his prior employment with Kraft Foods Group, Inc., one of our predecessor companies.

(3) Mr. Abel and Ms. Mulder stepped down from the Board effective May 2, 2024.



# Beneficial Ownership OF STOCK

## DIRECTORS AND OFFICERS

The following table shows the number of shares of our common stock beneficially owned as of March 10, 2025 by each current director, director nominee, and NEO, as well as by all of our current directors and executive officers as a group. There were 1,193,398,368 shares of our common stock issued and outstanding as of March 10, 2025. Unless otherwise indicated, each of the named individuals has, to Kraft Heinz's knowledge, sole voting and investment power with respect to the shares.

| Name of Beneficial Owner | Shares Owned | Shares Acquirable within 60 Days(1) | Deferred Stock(2) | Total | Percentage of Common Stock |
|---|---|---|---|---|---|
| **Current Directors** | | | | | |
| Carlos Abrams-Rivera | 434,844 | 92,747 | — | 527,591 | * |
| Humberto P. Alfonso | — | — | 11,293 | 11,293 | * |
| John T. Cahill | 152,178(3) | 500,000 | 45,397 | 697,575 | * |
| Lori Dickerson Fouché | — | — | 17,134 | 17,134 | * |
| Diane Gherson | — | — | 8,547 | 8,547 | * |
| Timothy Kenesey | — | — | 35,819 | 35,819 | * |
| Alicia Knapp | — | — | 11,824 | 11,824 | * |
| Elio Leoni Sceti | 90,000(4) | — | 32,168 | 122,168 | * |
| Miguel Patricio | 1,383,795(5) | — | 8,616 | 1,392,411 | * |
| James Park | 596 | — | 11,824 | 12,240 | * |
| John C. Pope | 10,098 | — | 50,185 | 60,283 | * |
| Debby Soo | — | — | — | — | * |
| **Named Executive Officers (NEOs)** | | | | | |
| Carlos Abrams-Rivera | ——————— | *see above* | ——————— | | |
| Andre Maciel | 224,278 | 90,758 | — | 315,036 | * |
| Marcos Eloi Lima | 138,442 | 43,768 | — | 182,210 | * |
| Pedro Navio | 93,107 | 119,874 | — | 212,981 | * |
| Cory Onell | 58,423 | 3,503 | — | 61,926 | * |
| Rashida La Lande | — | — | — | — | * |
| Current directors and executive officers(6) as of March 10, 2025 as a group (20 persons) | 2,996,543 | 922,735 | 232,807 | 4,152,085 | * |

* Less than 1%.

(1) Includes shares issuable upon settlement of RSUs, including related DEUs accrued, that will vest within 60 days of March 10, 2025 and pursuant to stock options exercisable within 60 days of March 10, 2025.

(2) Includes related DEUs accrued. For a description of our deferred stock, see *Director Compensation—Director Compensation Program*.

(3) Includes 37,735 shares held indirectly in an irrevocable trust for the benefit of Mr. Cahill's children, of which Mr. Cahill's spouse serves as a trustee.

(4) Includes 90,000 shares owned directly by Elma Investments Ltd., which is wholly owned by Elma Trust. Mr. Leoni Sceti is a beneficiary of Elma Trust.

(5) Includes 811,817 shares held indirectly in a revocable trust, of which Mr. Patricio and his spouse are co-trustees and Mr. Patricio, his spouse, and his children are beneficiaries and 558,488 shares held in a grantor retained trust.

(6) Pursuant to Item 403 of Regulation S-K, excludes Ms. La Lande, who ceased to be an executive officer effective August 2, 2024, but who was an NEO for fiscal year 2024.

# PRINCIPAL STOCKHOLDERS

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding common stock as of March 10, 2025.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percentage of Common Stock[1] |
|---|---|---|
| Berkshire Hathaway[2] | | |
| 3555 Farnam Street | | |
| Omaha, Nebraska 68131 | 325,442,152 | 27.3% |
| BlackRock[3] | | |
| 50 Hudson Yards | | |
| New York, New York 10001 | 90,645,567 | 7.6% |
| The Vanguard Group[4] | | |
| 100 Vanguard Blvd. | | |
| Malvern, Pennsylvania 19355 | 90,498,374 | 7.6% |

(1) Calculated based on 1,193,398,368 shares of our issued and outstanding common stock as of March 10, 2025.

(2) Based on the Schedule 13G/A filed on February 14, 2024 by Berkshire Hathaway, reporting beneficial ownership by Warren E. Buffett, Berkshire Hathaway, and Benjamin Moore & Co. Retirement Income Plan. Benjamin Moore & Co. is a subsidiary of Berkshire Hathaway, and Mr. Buffett may be deemed to control Berkshire Hathaway. Berkshire Hathaway and Mr. Buffett share dispositive power over 325,442,152 shares. Benjamin Moore & Co. Retirement Income Plan shares voting and dispositive power over 192,666 shares.

(3) Based on the Schedule 13G filed on January 26, 2024 by BlackRock, Inc. ("BlackRock"). BlackRock reports sole voting power with respect to 83,527,544 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 90,645,567 shares, and shared dispositive power with respect to 0 shares.

(4) Based on the Schedule 13G/A filed on January 30, 2025, by The Vanguard Group, Inc. (the "Vanguard Group"). The Vanguard Group reports sole voting power with respect to 0 shares, shared voting power with respect to 1,113,642 shares, sole dispositive power with respect to 86,282,608 shares, and shared dispositive power with respect to 4,215,766 shares.

# DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed electronically with the SEC by the Reporting Persons with respect to the fiscal year ended December 28, 2024, we believe that all filing requirements were complied with in a timely manner.



# Executive COMPENSATION

# 2024 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to attract, engage, and incentivize highly skilled and performance-oriented talent, including our NEOs, who are critical to our success. We believe that our compensation program effectively rewards superior financial and operational performance, reflects a continued focus on variable, at-risk compensation paid over the long-term, and aligns the interests of our employees with those of stockholders.

- **MAJORITY OF NEO PAY IS PERFORMANCE- AND EQUITY-BASED.** In 2024, approximately 75% of our NEOs' compensation was performance-based and at-risk and approximately 65% was equity-based (including Matching RSUs granted through the Bonus Investment Plan).

- **EQUITY AWARDS HEAVILY WEIGHTED TO PERFORMANCE.** The weighting of performance-based equity in our annual award mix is 70% PSUs and 30% RSUs, with vesting periods of 75% on the third anniversary and 25% on the fourth anniversary.

- **PROGRAM GROUNDED IN BEST PRACTICES.** Our compensation program features strong stock ownership guidelines for executives and directors, long-standing clawback terms, and <u>no</u> tax gross ups, enhanced benefit plans for executives, excessive risk taking, hedging, or pledging.

- **ANNUAL CASH INCENTIVES REFLECT ACHIEVEMENT ON RIGOROUS PERFORMANCE TARGETS.** In 2024, annual cash incentive payouts under our Performance Bonus Plan were based on achievement of ambitious financial performance goals, market share, or risk management excellence, and individual achievement of strategic, ESG, and employee engagement targets. Payouts to our NEOs were 26% to 43% of targeted amounts.

- **PSUs INCLUDE COMPANY-SPECIFIC MEASURES AND TSR, WITH CAP.** For 2024, PSUs included performance metrics of three-year Organic Net Sales compound annual growth rate (CAGR) (30%), three-year cumulative Free Cash Flow (30%), and three-year average annual TSR (40%), aligned with our long-term growth targets, with TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.

- **ENHANCED STOCK OWNERSHIP GUIDELINES IN 2024.** Increased requirements for our CEO to 6x base salary.



# ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Approve, on an advisory (non-binding) basis, the compensation of our Named Executive Officers ("NEOs"), as described in the **Compensation Discussion and Analysis** and **Executive Compensation Tables** in this Proxy Statement.

 **THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 2.**

We are asking stockholders to **vote to approve**, on an advisory basis, the compensation of our NEOs as reported in this Proxy Statement. Your vote is not intended to address any specific item of compensation, but rather our overall approach to the compensation of our NEOs.

Before voting, we recommend that you read the information regarding our compensation program, policies, and decisions for our NEOs discussed in the *Compensation Discussion and Analysis* and *Executive Compensation Tables* that follow.

The Board and Compensation Committee believe that our pay-for-performance compensation philosophy has resulted in compensation for our NEOs that closely aligns to our financial results and the other performance factors described in the *Compensation Discussion and Analysis*. **In 2024, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal at our 2024 Annual Meeting.** As such, the Compensation Committee did not make any changes to the executive compensation program for 2024 as a result of the say-on-pay vote.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at our 2025 Annual Meeting:

> **RESOLVED, that the stockholders of The Kraft Heinz Company approve, on an advisory basis, the compensation paid to Kraft Heinz's named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders, pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables, and related narrative disclosure.**

This vote on NEO compensation is advisory and therefore will not be binding on Kraft Heinz, our Compensation Committee, or our Board. However, our Board and Compensation Committee value our stockholders' opinions and will evaluate the results of this vote.

We currently conduct this non-binding vote to approve executive compensation annually, and, unless the Board modifies its policy on the frequency of holding the non-binding vote to approve executive compensation, the next non-binding vote to approve executive compensation will take place at the 2026 Annual Meeting of Stockholders.

# COMPENSATION DISCUSSION AND ANALYSIS

## COMPENSATION DISCUSSION AND ANALYSIS CONTENTS

# OUR NEOS

Our executive compensation program is designed to complement our strategy and values, attract and engage qualified, world-class talent to lead our business, create sustainable growth, and drive long-term value for our stockholders. This Compensation Discussion and Analysis outlines our compensation philosophy and program and focuses on our NEOs for our 2024 fiscal year.

For our 2024 fiscal year, our NEOs were:



**CARLOS ABRAMS-RIVERA**

Chief Executive Officer and Member of the Board



**ANDRE MACIEL**

Executive Vice President and Global Chief Financial Officer



**MARCOS ELOI LIMA**

Executive Vice President and Chief Procurement and Sustainability Officer



**PEDRO NAVIO**

Executive Vice President and President, North America



**CORY ONELL**

Executive Vice President and Chief Omnichannel Sales and Asian Emerging Markets Officer



**RASHIDA LA LANDE**

Former Executive Vice President and Chief Legal and Corporate Affairs Officer*

\* Ms. La Lande stepped down as Executive Vice President and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

# COMPENSATION STRUCTURE AND GOALS

## COMPENSATION GOVERNANCE BEST PRACTICES

| WHAT WE DO | WHAT WE DO NOT DO |
|---|---|
| Proactive year-round **engagement with stockholders** on executive compensation | **No excessive risk** taking that would threaten the reputation or sustainability of Kraft Heinz |
| Strong **alignment between pay and performance** | **No excise tax gross ups** |
| Base pay **increases on merit and market alignment** | **No guaranteed** salary increases or bonuses |
| Rigorous **stock ownership requirements** to align executives' interests with stockholders | **No single-trigger** change in control provisions |
| Maintain a robust **clawback policy** | **No hedging** transactions, short-selling, or transacting in puts, calls, or other derivatives on Kraft Heinz securities |
| Use **double-trigger change in control** provisions | **No pledging** or holding Kraft Heinz securities in a margin account as collateral for a loan |
| Compensation Committee engages an **independent compensation consultant,** who performs no other work for the Company, to advise on executive compensation matters | **No non-qualified deferred compensation** programs for executives |
| Retain independent consultant to perform **risk assessment** of executive and broad-based annual compensation programs | **No enhanced benefit programs** for executives |

# TOTAL REWARDS PHILOSOPHY AND OBJECTIVES

Our Total Rewards philosophy is designed to provide a meaningful and flexible spectrum of programs that support our workforce and their families, and complement Kraft Heinz' strategy and values. We aim to grow the best people through meritocracy and pay for performance. Our rewards strategy includes compensation elements of base pay and incentives, healthcare, savings and insurance plans, wellbeing plans, employee recognition programs, and other voluntary elected benefits. We believe in ownership and meritocracy, recognizing and rewarding our people on their achievements and impact as they grow their careers with us, and that Kraft Heinz is a great place for those who dare to win in a challenging, ambitious, and engaging environment. We aim for global consistency while respecting local market practices and employee preferences. The plans are designed to be market competitive and data-driven to promote our high-performance and results-oriented growth culture and realize our Purpose to Make Life Delicious for employees and their families.

Our core principles are:



### PAY FOR PERFORMANCE

- ✓ Approximately three-quarters of our executive compensation is at-risk and performance-driven with metrics aligned to our long-term growth strategy and reflecting our strong pay-for-performance philosophy. Kraft Heinz performance is evaluated by:

  (1) Our performance, including results against short- and long-term growth targets, as approved by the Compensation Committee

  (2) Total return to our stockholders relative to our peers



**CEO 2024***

13%
RSUs
32%
PSUs
78%
Performance-Based and/or at Risk
9%
Base Salary
27%
Performance Bonus Plan at Target
19%
Matching RSUs
CEO

**Other NEOs 2024**

15%
RSUs
36%
PSUs
72%
Performance-Based and/or at Risk
13%
Base Salary
21%
Performance Bonus Plan at Target
15%
Matching RSUs
Other NEOs

Charts illustrate mix of performance-driven, at-risk compensation as a percent of target total direct compensation. We consider the Bonus Investment Plan Matching RSUs performance-driven because the match amount is determined based on achievement under the Performance Bonus Plan and at-risk because they remain subject to vesting and their value is subject to the long-term performance of our common stock.

* Reflects 2024 compensation for Mr. Abrams-Rivera. For 2024, Mr. Abrams-Rivera's compensation as CEO reflects a change in compensation philosophy by the Compensation Committee moving away from front-loaded multi-year equity grants.



### ALIGN WITH STOCKHOLDER INTERESTS

- ✓ Our compensation programs are designed to align our executives' interests with those of our stockholders.
- ✓ Approximately three-quarters of our executive compensation is tied to Kraft Heinz performance.
- ✓ Our stock ownership guidelines strengthen alignment of our executive officers' interests with those of our stockholders.



### DRIVE LONG-TERM PROFITABLE GROWTH

- ✓ We are driven by our Values *We dare to do better every day*, *We own it*, and *We champion great people*.
- ✓ We reward and invest in attracting, engaging, and retaining world-class talent with the highest potential to drive sustainable, long-term growth and profitability.



### RECOGNIZE INDIVIDUAL PERFORMANCE

- ✓ Individual performance consistent with our Values and leadership principles is also taken into consideration.
- ✓ We recognize and reward demonstrated skills while supporting continued development.
- ✓ We see non-financial performance metrics, such as our sustainability targets, as a key element of the long-term success of our business and reflective of our external responsibility as global leaders, and we believe they add value for our stockholders and other stakeholders.

# YEAR-ROUND EXECUTIVE COMPENSATION-SETTING PROCESS

We have a robust annual cycle to plan, review, and execute executive compensation, with changes generally effective on the first day of our fiscal year. Highlights from our 2024 agenda include:

### JANUARY TO MARCH

- Evaluated and finalized previous year business performance and individual contributions
- Evaluated performance and future potential of executives in order to make individual compensation decisions
- Finalized performance measures and targets for performance cycles of 2024 PSU awards and Performance Bonus Plan, aligned with our annual operating plan and long-term strategy
- Reviewed stock ownership guidelines and NEO compliance

### APRIL TO JUNE

- Annual Meeting of Stockholders

### JULY TO SEPTEMBER

- Reviewed talent, leadership, and culture strategy, and progress against talent engagement goals
- Reviewed results of say-on-pay vote of stockholders
- Reviewed Committee Charter

### OCTOBER TO DECEMBER

- Completed risk assessment of compensation programs
- Evaluated and set compensation and performance peer groups for the following year
- Benchmarked compensation programs and pay opportunities versus the compensation and performance peer groups
- Reviewed and approved Committee advisor and independence assessment
- Reviewed progress against talent, leadership, and culture strategies
- Reviewed performance measures for inclusion in compensation program design for 2025
- Discussed stockholder engagement efforts and feedback

The Compensation Committee oversees our executive compensation program and plans to align them with our strategy, goals, and stockholder interests. In making 2024 compensation decisions, the Compensation Committee considered a number of factors, including:



| 1 | 2 | 3 | 4 | 5 | 6 |
| --- | --- | --- | --- | --- | --- |
| Compensation programs at peer companies | Kraft Heinz's performance over the last three years | Our financial plan as part of our growth strategy and long-term outlook | Realized pay from our historical compensation programs | Methods of aligning executive compensation with stockholder returns | Individual responsibilities and performance, leadership, years of experience, and long-term growth potential |

## ROLE OF INDEPENDENT CONSULTANT

Since 2022, the Compensation Committee has engaged Meridian Compensation Partners LLC ("Meridian") as its independent compensation consultant. Meridian is hired by and reports directly to the Compensation Committee. Meridian attends meetings and executive sessions of the Committee at which compensation matters are considered and advises and provides guidance and analysis to the Compensation Committee on matters pertaining to executive and non-employee director compensation, including CEO and executive compensation plans and design, executive compensation-related regulatory matters and governance best practices, and competitive market studies. Meridian provides guidance and performs various analyses for the Compensation Committee, including peer group benchmarking and analyses regarding pay and performance alignment, incentive plan performance measures and TSR correlation, and the rigor of performance goals.

Meridian does not provide any other services to Kraft Heinz or any of our affiliates and may not be engaged to provide any other services to us without the approval of the Compensation Committee.

The Compensation Committee reviews Meridian's performance periodically and reviews Meridian's independence under SEC Nasdaq rules for compensation consultants. The Compensation Committee has concluded that Meridian is independent and has no conflicts of interest relating to its engagement by the Committee.

## ROLE OF PEER GROUPS

We continuously review and assess our compensation programs to create alignment with our strategies and philosophy. We believe it is important to understand the compensation programs and practices of companies with which we compete for talent, consumers, and investors. The Compensation Committee uses two peer groups: the compensation peer group is used to benchmark executive compensation and compensation design, and the performance peer group is used to measure our relative performance, including for determining relative performance in our PSU awards.

We review the selection criteria and companies in both peer groups regularly. For 2024, the Compensation Committee did not make any changes to the peer groups indicated below.

| COMPENSATION PEER GROUP | | | | |
|---|---|---|---|---|
| | Archer-Daniels-Midland Company | Colgate-Palmolive Company | Kimberly-Clark Corporation | The Procter & Gamble Company |
| **PERFORMANCE PEER GROUP** | Campbell Soup Company<br>Conagra Brands, Inc.<br>General Mills, Inc.<br>Hormel Foods Corporation | Kellanova<br>Keurig Dr Pepper Inc.<br>McCormick & Company, Incorporated | Mondelēz International, Inc.<br>PepsiCo, Inc.<br>The Coca-Cola Company | The Hershey Company<br>The J. M. Smucker Company<br>Tyson Foods, Inc. |

### COMPENSATION PEER GROUP

The Compensation Committee, in consultation with the compensation consultant, reviews compensation data from the compensation peer group of companies as a reference point to benchmark and evaluate the compensation of our NEOs, including our CEO, and compensation plan designs.

The compensation peer group is based on publicly traded, U.S.-based organizations in the Consumer Staples Industry (under the Global Industry Classification Standard (GICS)) with revenue and market capitalization of approximately half to double Kraft Heinz's net sales. We consider the organizations in this industry to be peers in competition for talent, consumers, and investors.

### PERFORMANCE PEER GROUP

We established the performance peer group in 2021 with the introduction of our TSR performance metric to compare our long-term incentive compensation to the delivery of results relative to the performance peers, which we consider our performance peer group.

We selected a subset of 13 Fast-moving Consumer Goods (FMCG) and Consumer Goods (CG) peers from our compensation peer group for the performance peer group. We view these companies particularly to be impacted by similar external and market factors and to similar degrees as us. We believe measuring our results relative to this performance peer group supports our pay-for-performance philosophy and aligns with stockholder interests.

## CONSIDERATION OF SAY-ON-PAY VOTE

The Compensation Committee and full Board take the outcome of stockholders' annual advisory votes on compensation seriously and are focused on continuing to solicit, understand, and respond to stockholders' feedback through these annual votes and our stockholder engagement efforts.

Through our ongoing engagement with stockholders, we seek to elicit and consider a broad range of stockholder perspectives regarding our executive compensation program and structure.

For 2024, the Compensation Committee reviewed stockholder feedback, identified key themes across the broad range of stockholder perspectives shared, and implemented changes designed to respond to each. At our 2024 Annual Meeting, stockholders showed strong support of our executive compensation program, with approximately 96% of votes cast in favor of our say-on-pay proposal. During our spring and fall 2024 stockholder engagement meetings, stockholders provided positive feedback on the enhancements made.

As part of our continual review and assessment of our compensation programs and in consideration of stockholder feedback, for 2024, we implemented the following changes to our PBP program:

| WHAT WE HEARD | ▶ WHAT WE DID |
|---|---|
| • Define Company financial multiplier to better align with market practice, create enhanced transparency, and real-time visibility to KPIs. | ▶ Weighted average of three measures: PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%) from one measure of 100% PBP EBITDA. |
| • Increase weight of total Company performance for Executive Leadership Team to drive progress against our long-term strategies and deliver enterprise value. | ▶ Global performance increased to 100% from 30%, with zone performance removed. |
| • Increase weight of total Company performance for individuals within our geographic zones to drive progress against our long-term strategies and reinforce collaboration. | ▶ Global performance increased to 40% from 30%, with zone performance decreased from 70% to 60%. |

# 2024 EXECUTIVE COMPENSATION PROGRAM

We believe that our compensation programs should preserve our culture of pay for performance through ownership, ambition, and meritocracy. We aim to grow the best people through meritocracy and pay for performance.

Our compensation program has been designed to take into consideration fixed elements (base salary, benefits, and limited perquisites) and variable elements (short-term incentives (annual bonus) and long-term incentives (equity awards)), with a view toward linking a significant portion of each NEO's compensation opportunity to Kraft Heinz's performance and their individual performance. Our compensation elements are designed to work together to recognize achieved performance, continue to drive value creation, and align our employees' interests with those of our stockholders.

When assessing our compensation program and determining the total compensation we offer to our NEOs, we take into consideration the overall rewards opportunity for each individual, including benefits and perquisites, against market position and expected / actual achieved performance relative to our peers. In line with our pay-for-performance philosophy, we generally do not offer enhanced benefits or significant perquisites to our NEOs. While our method of delivering total compensation may vary from our peers, our approach to determining target and assessing total compensation opportunity is in line with peer practice. Total cash and total direct compensation potential are designed to reflect above market median only when strong relative performance is achieved, aligning with our performance-based pay philosophy.

Our Performance Bonus Plan (PBP) financial measure maximum opportunity is limited to 120% of target and our PSU maximum opportunity is limited to 150% of target. Our maximum payout opportunity is designed to be below market practice (which peer and broader market practice generally provides for payout up to 200% of target), and to take into consideration the ambitious targets set for the plans.

Our voluntary, annual bonus investment plan ("Bonus Investment Plan") plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the  vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

For 2024, the primary elements and objectives of our compensation program for our executive officers, including our NEOs, are:

| | Element | Performance Metric | Description | Strategy Alignment |
|---|---|---|---|---|
| FIXED / Short-Term | **Base Salary** | — | Ongoing base cash compensation based on the executive officer's role and responsibilities, individual job performance, experience, and market. | ✓ Recruitment and retention<br>✓ Market competitive |
| PERFORMANCE-BASED AND VARIABLE / Short-Term | **Performance Bonus Plan (PBP)** | PBP Adjusted Operating Income (60%)<br>PBP Organic Net Sales (30%)<br>PBP Free Cash Flow Conversion (10%) | Annual cash incentive with actual cash payouts linked to achievement of key annual Kraft Heinz performance targets and individual performance targets, with equity investment opportunity under our Bonus Investment Plan. | ✓ Drive top-tier performance<br>✓ Incentivize and reward performance<br>✓ With Bonus Investment Plan, tie short-term compensation with our long-term strategy and stockholders' interests |
| PERFORMANCE-BASED AND VARIABLE / Long-Term | **Bonus Investment Plan** | — | RSUs awarded to match an employee's investment of 35% of their PBP payout in Kraft Heinz stock in lieu of cash and vest based upon continued employment. Matching RSUs vest 100% on the third anniversary based upon continued employment. | ✓ Recruitment and retention<br>✓ Drive top-tier performance<br>✓ Align with stockholders' interests<br>✓ Long-term value creation |
| PERFORMANCE-BASED AND VARIABLE / Long-Term | **PSUs** | Three-year relative TSR (40%), three-year Organic Net Sales compound annual growth rate (CAGR) (30%), and three-year cumulative Free Cash Flow (30%) | Linked to achievement of long-term profitability goals, vest subject to continued employment and the achievement of the performance metrics, and may be awarded through an annual award or performance award. | ✓ Recruitment and retention<br>✓ Drive top-tier performance<br>✓ Align with stockholders' interests<br>✓ Long-term value creation<br>✓ Incentivize achievement of specific performance goals and long-term strategy<br>✓ Drive long-term profitable growth |
| PERFORMANCE-BASED AND VARIABLE / Long-Term | **RSUs** | — | Vest 75% on the third anniversary and 25% on the fourth anniversary based upon continued employment and may be awarded through an annual award or performance award. | ✓ Recruitment and retention<br>✓ Drive top-tier performance<br>✓ Align with stockholders' interests<br>✓ Long-term value creation |
| PERFORMANCE-BASED AND VARIABLE / Long-Term | **Stock Options** | We view stock options to be performance-based as their value is tied to Kraft Heinz performance and our stock price. | Generally vest in full after three years based on continued employment and may be awarded through a performance award. | ✓ Recruitment and retention<br>✓ Drive top-tier performance<br>✓ Align with stockholders' interests<br>✓ Link realized value entirely to stock appreciation<br>✓ Drive long-term profitable growth |
| OTHER | **Benefits and Perquisites** | — | We do not offer enhanced benefits or significant perquisites to our NEOs. Limited types of non-wage compensation provided in addition to base salary, short-term incentives, and long-term incentives. | ✓ Market competitive |

# 2024 NEO COMPENSATION SNAPSHOTS



### CARLOS ABRAMS-RIVERA

**CEO AND MEMBER OF THE BOARD**

As CEO, Mr. Abrams-Rivera was responsible for managing execution of the Company's long-term strategy, driving key new business opportunity developments and financial performance, and setting the tone for Company culture, ethics, and compliance.



**TARGET**

- 9% Base Salary
- 27% Performance Bonus Plan at Target
- 19% Matching RSUs
- 32% PSUs
- 13% RSUs

| | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $1,100,000 | $1,340,495 | $1,580,147 | $3,937,500 PSUs $1,687,500 RSUs |

**2024 CHANGES**

In connection with Mr. Abrams-Rivera becoming CEO, the Compensation Committee approved an increase in his annual base salary from $800,000 to $1.1 million and target award opportunity for the annual cash bonus from 225% to 300%, effective December 31, 2023, the first day of our 2024 fiscal year.



## ANDRE MACIEL
### EVP AND GLOBAL CHIEF FINANCIAL OFFICER

Mr. Maciel has primary responsibility for management of our financial condition, capital allocation, system of internal controls, financial reporting, investor relations, acquisitions and divestitures, capital market transactions, and information technology.



**TARGET**

- 11% Base Salary
- 21% Performance Bonus Plan at Target
- 15% Matching RSUs
- 37% PSUs
- 16% RSUs

|  | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $725,000 | $602,783 | $1,026,850 | $2,559,375 PSUs $1,096,875 RSUs |

### 2024 CHANGES
No compensation changes for Mr. Maciel were made for 2024.



## MARCOS ELOI LIMA
### EVP AND CHIEF PROCUREMENT AND SUSTAINABILITY OFFICER

As EVP and Chief Procurement and Sustainability Officer, Mr. Lima leads the Company's procurement and sustainability organizations globally.



**TARGET**

- 16% Base Salary
- 23% Performance Bonus Plan at Target
- 16% Matching RSUs
- 31% PSUs
- 14% RSUs

|  | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $585,000 | $377,295 | $656,369 | $1,182,125 PSUs $506,625 RSUs |

### 2024 CHANGES
No compensation changes for Mr. Lima were made for 2024.



## PEDRO NAVIO
### EVP AND PRESIDENT, NORTH AMERICA

Mr. Navio is responsible for leading the Company's U.S. and Canadian operations, driving business growth through consumer-first marketing, innovation, and people development.



**TARGET**

- 11% Base Salary
- 19% Performance Bonus Plan at Target
- 14% Matching RSUs
- 39% PSUs
- 17% RSUs

| | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $650,000 | $335,064 | $626,122 | $2,318,750 PSUs $993,750 RSUs |

### 2024 CHANGES

In connection with Mr. Navio becoming EVP and President, North America, the Compensation Committee approved an increase in his annual base salary from $525,000 to $650,000 and target award opportunity for the annual cash bonus from 150% to 175%, effective December 31, 2023, the first day of our 2024 fiscal year.



## CORY ONELL
### EVP AND CHIEF OMNICHANNEL SALES AND ASIAN EMERGING MARKETS OFFICER

Mr. Onell is responsible for unlocking growth through distribution channels, as well as leading the Company's Asia emerging markets strategy, including the Company's Asia businesses outside of Japan and South Korea.



**TARGET**

- 15% Base Salary
- 22% Performance Bonus Plan at Target
- 16% Matching RSUs
- 33% PSUs
- 14% RSUs

| | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $575,000 | $227,424 | $548,590 | $1,277,500 PSUs $547,500 RSUs |

### 2024 CHANGES

In connection with Mr. Onell becoming EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, the Compensation Committee approved an increase in his annual base salary from $517,000 to $575,000 and target award opportunity for the annual cash bonus from 140% to 150%, effective December 31, 2023, the first day of our 2024 fiscal year.



## RASHIDA LA LANDE*

**FORMER EVP AND CHIEF LEGAL AND CORPORATE AFFAIRS OFFICER**

Ms. La Lande led the Company's legal function, including corporate governance and securities, transactions, regulatory, intellectual property, litigation, labor and employment, and government and corporate affairs.



**TARGET**

- 13% Base Salary
- 19% Performance Bonus Plan at Target
- 14% Matching RSUs
- 38% PSUs
- 16% RSUs

|  | BASE SALARY | PERFORMANCE BONUS PLAN | BONUS INVESTMENT PLAN MATCH | ANNUAL EQUITY AWARD |
|---|---|---|---|---|
| **ACTUAL** | $430,769 | $290,999 | — | $2,065,054 PSUs $885,023 RSUs |

**CHANGES IN 2024**

No compensation changes for Ms. La Lande were made for 2024.

\* Ms. La Lande stepped down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

## BASE SALARY

Base salary is the principal "fixed" element of our executive compensation. The Compensation Committee believes that it is important that each NEO receives a market-competitive base salary that provides an appropriate balance between fixed and "at risk" compensation. The initial base salary of each NEO is established in connection with their hiring. In establishing base salaries, we review and consider market-based survey and peer proxy data for informational purposes and generally target market median.

The annualized base salary for each NEO as of December 28, 2024 was:

| NEO | 2023 Base Salary ($) | 2024 Base Salary ($) | Change |
|---|---|---|---|
| **Mr. Abrams-Rivera**[a] | 800,000 | 1,100,000 | 37.50% |
| **Mr. Maciel** | 725,000 | 725,000 | — |
| **Mr. Lima** | 585,000 | 585,000 | — |
| **Mr. Navio**[a] | 525,000 | 650,000 | 23.81% |
| **Mr. Onell**[a] | 516,810 | 575,000 | 11.26% |
| **Ms. La Lande**[b] | 700,000 | — | — |

(a) In connection with Mr. Abrams-Rivera being elevated to Chief Executive Officer, Mr. Navio being elevated to EVP and President, North America, and Mr. Onell being elevated to EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, each received a base salary increase effective December 31, 2023, the first day of our 2024 fiscal year.

(b) Ms. La Lande stepped down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

The Compensation Committee has sole responsibility for the review of our CEO's compensation. Our CEO has primary responsibility for the review of the compensation of his direct reports, including the other NEOs, and provides salary recommendations to the Compensation Committee.

We believe that the base salary review process serves our pay-for-performance philosophy because base pay increases are not provided to all NEOs on an annual basis. Increases are performance-based and dependent on the NEO's success and achievement in their role or for market parity.

# ANNUAL CASH-BASED PERFORMANCE BONUS PLAN (PBP)

The PBP is designed to motivate and reward employees who contribute positively toward our near-term business strategy and achieve their annual individual performance objectives. The formula for determining a PBP participant's annual bonus payout is:



BASE SALARY FOR PBP PAYOUT **×** TARGET AWARD OPPORTUNITY **×** COMPANY FINANCIAL MULTIPLIER **×** INDIVIDUAL PERFORMANCE SCORE **=** PBP PAYOUT EARNED

## BASE SALARY

For purposes of PBP payout, we calculate base salary by averaging an employee's annual salary as of the 15th day of each month. For any new hires or changes in salary during the fiscal year, we prorate the base salary amount based upon the duration of the individual's service or timing of changes.

## TARGET AWARD OPPORTUNITY

We establish a target award opportunity for each NEO prior to the beginning of each year, or upon their hire or establishment of increased responsibilities or changes in role, set as a percentage of the NEO's annual base salary. When establishing the target award opportunity, we consider the overall design of the PBP plan compared to peers, including the ambitious nature of the performance targets set versus the strategic plan, the maximum payout opportunity available under the plan, and the balance of the compensation components in the NEO's total direct compensation relative to market.

The target award opportunity for each of our NEOs as of December 28, 2024 was:

| NEO | 2023 Target Award Opportunity | 2024 Target Award Opportunity | Change |
|---|---|---|---|
| **Mr. Abrams-Rivera**[a] | 225% | 300% | 33.33% |
| **Mr. Maciel** | 200% | 200% | — |
| **Mr. Lima** | 150% | 150% | — |
| **Mr. Navio**[a] | 150% | 175% | 16.67% |
| **Mr. Onell**[a] | 140% | 150% | 7.14% |
| **Ms. La Lande** | 150% | — | — |

(a) In connection with Mr. Abrams-Rivera being elevated to Chief Executive Officer, Mr. Navio being elevated to EVP and President, North America, and Mr. Onell being elevated to EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer, each received target award increases effective December 31, 2023, the first day of our 2024 fiscal year.

(b) Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. In recognition of her actual performance for 2024, Ms. La Lande received a pro-rata payment of her annual bonus with a target award opportunity of 150% under the Company's Performance Bonus Plan.

## COMPANY FINANCIAL MULTIPLIER

The financial multiplier is a percentage multiplier based upon achievement of the threshold, target, or maximum level of the applicable global, zone, or business unit financial performance metrics for each executive, including our NEOs. We continue to evolve our performance management and Performance Bonus Plan approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration.

For our 2024 fiscal year, the Compensation Committee chose to move from one financial performance metric, PBP EBITDA, to a weighted average of three metrics (PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%)) for our global financial performance as well as each zone or business unit. We believe these changes better align with industry best practices, while providing a more balanced view of performance beyond just profitability. The financial performance multiplier ranges from 50% at threshold, to 100% at target, and 120% at maximum based on achievement against the established financial performance targets. Our maximum payout opportunity of 120% is designed to be below market practice (which market practice generally provides for payout up to 200% of target).

We believe PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion more clearly reflect key aspects of our performance, including revenue growth, expense control, and efficient use of capital. The Compensation Committee believes these three metrics appropriately reflect our focus on successful management of our core operations—growing our business and driving sustained increases in profit—in turn, aligning the interests of our NEOs with those of our stockholders. PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversation are defined below under *Financial Measures*.

For 2024, the Compensation Committee approved the financial multiplier for performance achieved as follows:

| | PBP Adjusted Operating Income | | PBP Organic Net Sales | | PBP Free Cash Flow Conversion | |
|---|---|---|---|---|---|---|
| | ($ millions) | (%) | ($ millions) | (%) | (%) | (%) |
| Threshold | 5,306 | 50% | 26,626 | 50% | 78% | 50% |
| Target | 5,622 | 100% | 26,970 | 100% | 84% | 100% |
| Maximum | 5,793 | 120% | 27,156 | 120% | 85% | 120% |
| **ACHIEVED** | **5,371** | **60%** | **25,961** | **0%** | **85%** | **113%** |

Leaning into our value, *We Own It,* for our Executive Leadership Team, the 2024 financial multiplier was calculated based on our global performance. The 2024 financial multiplier was calculated based upon a weighed average of PBP Adjusted Operating Income (60%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (10%). The Compensation Committee approved the financial multiplier performance achieved as illustrated above, based on performance against targets.

The following table shows the global financial multiplier achievement from 2019 through 2024. The Committee believes that these results are consistent with how the Company performed against its ambitious targets during these years and reflect the pay-for-performance objectives of our executive compensation program.

**GLOBAL FINANCIAL MULTIPLIER ACHIEVEMENT: 2019 THROUGH 2024**

| 2024 Achieved | 2023 Achieved | 2022 Achieved | 2021 Achieved | 2020 Achieved | 2019 Achieved |
|---|---|---|---|---|---|
| 48% | 120% | 96% | 94% | 120% | 48% |

## FINANCIAL MEASURES

**PBP Adjusted Operating Income** is defined as net income/(loss)before interest expense, other expense/(income), provision for/(benefit from) income taxes; in addition to these adjustments, we exclude, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our Annual Operating Plan ("AOP"), restructuring activities, deal costs, unrealized gains/ (losses) on commodity hedges, impairment losses, and certain non-ordinary course legal and regulatory matters. In cases where zone achievement is 100% or lower, we adjust for higher or lower incentive compensation compared with what we established in our AOP.

**PBP Organic Net Sales** is defined as total external revenue minus discounts and allowances. It also excludes, when they occur, the impact of foreign currency fluctuations by maintaining the exchange rates established in our AOP.

**PBP Free Cash Flow Conversion** is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. It excludes, where they occur, the impact of foreign currency employee goals throughout the organization.

We may adjust the threshold, target, and maximum metrics to incorporate the impact of acquisitions and divestitures. In 2024, we adjusted the threshold, target, and maximum for the divestiture of a business in Russia.

## INDIVIDUAL PERFORMANCE SCORE

The foundation of each employee's individual performance score is our Management by Objectives ("MBO") process. At the beginning of each year, the Compensation Committee establishes a series of individual performance goals, or MBOs, that are based upon our corporate strategy, which are then cascaded throughout the organization. First, the Compensation Committee establishes MBOs for our CEO. Then, in consultation with the Compensation Committee, the CEO establishes corresponding MBOs for each of his direct reports, including the NEOs, which are further cascaded down throughout the organization. This cascading process enables us to drive initiatives by aligning individual employee goals throughout the organization.

Each NEO has an MBO comprised of multiple goals or objectives. For each goal, there are one or more key performance indicators (KPIs), which are the quantitative or qualitative metrics used to track achievement of the goal. The individual performance multiplier ranges from 10% at threshold, to 100% at target, and 110% at maximum based on the level of achievement against the established individual performance targets.

For 2024, the MBO goals for each of the NEOs and the overall performance ascribed by the Compensation Committee for each NEO based on their performance were:

| NEO | MBO Goals | Key Performance Indicators (KPIs) | Weight (%) | Individual Performance Score |
|---|---|---|---|---|
| **Mr. Abrams-Rivera** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of global market share | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Achievement of portfolio transformation | 20 | |
| | | – Progress on digital and AI expansion | 12 | **85%** |
| | | – Progress on brand growth system | 9 | |
| | | – Progress on sustainability goals | 9 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in global engagement score | 10 | |
| **Mr. Maciel** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of global market share | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Achievement of Adjusted Net Income | 20 | |
| | | – Achievement of portfolio transformation | 15 | **87%** |
| | | – Progress on digital and AI expansion | 15 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in engagement score for global finance | 10 | |
| **Mr. Lima** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of global market share | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Achievement of key procurement initiatives | 20 | |
| | | – Achievement of value creation initiatives | 15 | **90%** |
| | | – Progress on sustainability goals | 15 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in engagement score for global procurement | 10 | |
| **Mr. Navio** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of global market share | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Progress on brand growth system | 18 | |
| | | – Achievement of Away From Home growth | 18 | **62%** |
| | | – Achievement of innovation initiatives | 10 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in engagement score for North America Zone | 14 | |
| **Mr. Onell** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of global market share | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Achievement of Western Sauces growth | 20 | |
| | | – Achievement of Omnichannel capabilities | 15 | **55%** |
| | | – Achievement of Away From Home growth | 15 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in engagement score for Omnichannel and Asian Emerging Markets Zone | 10 | |
| **Ms. La Lande** | • **Deliver Kraft Heinz Financial Results** | – Achievement of global PBP Adjusted Gross Profit Margin | 20 | |
| | | – Achievement of risk management excellence | 20 | |
| | • **Generate Long Term Sustainable Growth** | – Success on key legal initiatives | 20 | |
| | | – Achievement of portfolio transformation | 15 | **100%** |
| | | – Achievement of key communications initiatives | 15 | |
| | • **Attract and Retain Kraft Heinz Talent** | – Improvement in engagement score for global legal | 10 | |

## PBP PAYOUT EARNED

In our 2024 fiscal year, the Compensation Committee approved the following PBP payouts earned for each of our NEOs:

| Name | Base Salary for PBP Calculation ($) | Target Award Opportunity (%) | Financial Multiplier (%) | Individual Performance Score (%) | PBP Payout Earned[(a)] ($) |
|---|---|---|---|---|---|
| Mr. Abrams-Rivera | 1,100,000 | 300% | 48% | 85% | 1,340,495 |
| Mr. Maciel | 725,000 | 200% | 48% | 87% | 602,783 |
| Mr. Lima | 585,000 | 150% | 48% | 90% | 377,295 |
| Mr. Navio | 650,000 | 175% | 48% | 62% | 335,064 |
| Mr. Onell | 575,000 | 150% | 48% | 55% | 227,424 |
| Ms. La Lande[(b)] | 408,330 | 150% | 48% | 100% | 290,999 |

(a) Payout calculations are interpolated between minimum, target, and maximum.

(b) For purposes of PBP payout earned, we calculated Ms. La Lande's base salary by averaging her annual salary as of the 15th day of each month prior to her stepping down from her role as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024.

## BONUS INVESTMENT PLAN

As part of our commitment to fostering an ownership mentality and to align employees' interests with stockholders' interests and drive stockholder value, we offer certain employees, including our NEOs, the opportunity to participate in our voluntary, annual Bonus Investment Plan. Our Bonus Investment Plan plays an important role in aligning our employees' goals with our stockholders, and, through the equity match feature for re-invested compensation, tying short-term compensation with our long-term growth and strategy. It also operates as an employee retention tool since participants must hold their purchased shares for the three-year vesting period of the matching shares. Since the investment opportunity is tied to the level of PBP achievement, participation provides the potential for above median total compensation when relative performance is achieved.

This unique program is designed to drive performance and aligns with our belief in meritocracy and commitment to offering competitive compensation. Under the plan, eligible employees can invest a portion of their earned annual PBP bonus toward the purchase of shares of Company stock ("Investment Shares"). The Company will then grant a matching contribution in the form of Restricted Stock Units ("Matching RSUs") based on a contribution formula. The Matching RSUs will cliff vest three years from the grant date, subject to the employee's continued employment with Kraft Heinz and the retention of the Investment Shares as described below.

To participate in the plan, eligible employees elect to invest 35% of their calculated net bonus, which is the employee's PBP payout earned less an amount based on a normalized tax rate (based on country of residence), to purchase Investment Shares. The Matching RSUs are calculated as a multiple based on a level of 35% of the gross PBP payout earned.

The number of Investment Shares purchased is calculated as the product of the participant's calculated net bonus and the participant's election percentage, divided by the closing price of our stock on the plan effective date:



$$\frac{\text{CALCULATED NET BONUS} \times \text{35\%}}{\text{CLOSING STOCK PRICE}} = \text{NUMBER OF INVESTMENT SHARES}$$

The number of Matching RSUs a participant receives is calculated as the product of the participant's gross PBP payout earned, the participant's election percentage, and a multiplier that is associated with the participant's level in the organization, divided by the closing price of our stock on the plan effective date:



Matching RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying Matching RSUs.

If a participant sells or otherwise transfers Investment Shares before the related Matching RSUs are vested, he, she, or they will immediately forfeit:

• if 50% or less of the Investment Shares are sold or transferred, an amount of Matching RSUs and accrued DEUs equal to two times the percentage of Investment Shares sold or transferred

• if more than 50% of the Investment Shares are sold or transferred, 100% of the Matching RSUs and accrued DEUs

In 2024, our eligible NEOs participated in the Bonus Investment Plan as follows, based on 2023 PBP payouts earned:

| Name | Investment Amount ($) | Investment Shares (#) | Matching RSUs (#) |
|---|---|---|---|
| **Mr. Abrams-Rivera** | 474,049 | 13,495 | 44,980 |
| **Mr. Maciel** | 308,065 | 8,770 | 29,230 |
| **Mr. Lima** | 196,916 | 5,606 | 18,684 |
| **Mr. Navio** | 187,840 | 5,347 | 17,823 |
| **Mr. Onell** | 164,586 | 4,686 | 15,616 |
| **Ms. La Lande** | — | — | — |

The Compensation Committee believes that the Bonus Investment Plan as a whole, and the forfeitability of the Matching RSUs, in particular, fosters employee retention and strongly motivates eligible employees to hold Kraft Heinz common stock for the long-term, further emphasizing a long-term view in creating stockholder value.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

Stockholder
Proposals

Other
Information

Appendix A.
Non-GAAP

# ANNUAL EQUITY AWARDS

Our long-term incentive programs, including annual equity awards and the Bonus Investment Plan, play an important role in our total reward and recognition strategy enabling our pay-for-performance philosophy and our ownership and meritocracy culture. The Compensation Committee believes that PSUs and RSUs incentivize long-term performance and provide additional alignment between the NEOs interests and those of our stockholders, while also providing a significant retention incentive, because the underlying value of the awards is tied to our stock price and the performance of the Company.

In March 2024, in order to further retain, engage, and motivate top talent and align the interests of management with those of our stockholders, we issued PSUs and RSUs to employees at the Director level and above, including each of our NEOs. The baseline equity award was granted using a mix of 70% PSUs and 30% RSUs, which vest 75% on the third anniversary and 25% on the fourth anniversary of the grant date. To define the size of the individual annual equity award we take into consideration individual performance, market data, and the baseline equity award, which is determined by the NEOs job level and their annual base salary. We also take into consideration the Bonus Investment Plan Matching RSU opportunity, assuming that the NEO will elect to participate in the program.

| Name | PSU Award Target ($) | RSU Award Target ($) | Total Annual Award Target ($) |
|---|---|---|---|
| Mr. Abrams-Rivera | 3,937,500 | 1,687,500 | 5,625,000 |
| Mr. Maciel | 2,559,375 | 1,096,875 | 3,656,250 |
| Mr. Lima | 1,182,125 | 506,625 | 1,688,750 |
| Mr. Navio | 2,318,750 | 993,750 | 3,312,500 |
| Mr. Onell | 1,277,500 | 547,500 | 1,825,000 |
| Ms. La Lande | 2,065,054 | 885,023 | 2,950,077 |

## PSUs

The number of PSUs that will vest will be based on a performance period from December 31, 2023, the first day of our 2024 fiscal year, through December 26, 2026, the last day of our 2026 fiscal year, for achievement against the below metrics:

| Weight | Measure | Payout |
|---|---|---|
| 40% | 3-year average annual Company Total Shareholder Return (TSR) performance relative to the performance peer group | Threshold: 25% <br> Target: 100% <br> Maximum: 150% |
| 30% | 3-year Organic Net Sales compound annual growth rate (CAGR) | Threshold: 25% <br> Target: 100% <br> Maximum: 150% |
| 30% | 3-year Cumulative Free Cash Flow | Threshold: 25% <br> Target: 100% <br> Maximum: 150% |

Our maximum performance opportunity of 150% is designed to be below market practice (which market practice generally provides for payout up to 200% of target) in recognition of the notional values of the PSU award and the ambitious target set above market median.

The Company will compare achieved TSR over that period versus the companies identified in the performance peer group described above using the following calculation. We calculate TSR using average stock price and dividends paid in (i) the last three fiscal months at end of the assessed period and (ii) three fiscal months in the period immediately preceding the beginning of assessed period.



The achieved performance and the number of PSUs earned is based upon the Company's relative rank among the peer companies at the end of the performance period, calculated on a linear basis.

| Relative Rank | 80th Percentile | 60th Percentile[a] | 25th Percentile | Below 25th Percentile |
|---|---|---|---|---|
| Percent of Granted PSUs Earned | 150% | 100% | 25% | 0% |

(a)    TSR achievement capped at target in the event of a negative TSR result at the end of the performance period.

## RSUs

RSUs are eligible to receive dividends that are accrued at the dividend payment date in the form of DEUs. When dividends are paid on our common stock, we accrue the value of the dividend and issue a number of DEUs equal to the accrued dividend value. DEUs are subject to the same terms as the original grant of the underlying RSUs.

# PSU PERFORMANCE

## 2022 PSU PERFORMANCE CONDITIONS CERTIFIED

As described in our 2023 and 2024 Proxy Statements, the number of PSUs earned under the grants made on March 1, 2022 (the “2022 PSUs”) were based on achievement of a relative TSR target over a three-year performance period. The Company compared achieved TSR over the performance period versus the 10 companies identified in the performance peer group. In March 2025, the Compensation Committee certified that the performance conditions for the 2022 PSUs had been met as follows. The 2022 annual PSUs earned vested 100% on March 1, 2025, and the 2022 merit PSUs earned vested 75% on March 1, 2025, and will vest 25% on March 1, 2026, subject to continued service through such date.

| Performance Indicator | Target | Achieved | PSUs Earned |
|---|---|---|---|
| TSR relative rank versus 2022 performance peer group | Third Quartile | Second Quartile | 50% |

## 2023 AND 2024 PSU PERFORMANCE STATUS

The number of PSUs earned under the grants made on March 1, 2023 (the “2023 PSUs”) and March 1, 2024 (the “2024 PSUs”) will be based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group.

The levels of TSR performance for the awards, calculated based upon an ending date of December 28, 2024, were:



| Relative TSR Rank<br>Percent PSUs earned | 80th Percentile<br>150% | 60th Percentile<br>100% | 25th Percentile<br>25% |
|---|---|---|---|
| **2023 PSUs**<br>**Performance Period:**<br>**January 2023 – December 2025** | | | |

KHC

| Relative TSR Rank<br>Percent PSUs earned | 80th Percentile<br>150% | 60th Percentile<br>100% | 25th Percentile<br>25% |
|---|---|---|---|
| **2024 PSUs**<br>**Performance Period:**<br>**January 2024 – December 2026** | | | |

KHC

Achievement below the 25th percentile results in no earned PSUs. The percent of PSUs earned for achievement above the 80th percentile is capped at 150%.

The Kellogg Company has been a part of the TSR performance peer group since 2021. In 2023, Kellogg Company split into two publicly traded companies: Kellanova and WK Kellogg Co. In connection with the split, the Compensation Committee approved the following treatment for the current and any future TSR performance assessment related to PSUs as follows:

- 2022 and 2023 awards: We will maintain the original start price calculation based on Kellogg Company and determine the end price based on a combined index of Kellanova and WK Kellogg Co stock, according to the terms of the split (4:1).
- 2024 and future awards: We plan to only include Kellanova.

# TIMING OF EQUITY AWARDS

The Company has a practice of granting annual equity awards to eligible employees, including NEOs, which may include PSUs, stock options and time-based RSUs, typically in the first quarter of each year. Interim equity grants, such as grants made to new hires, are generally made at the time of the next annual grant, although these practices may in the future be varied. During 2024, the Compensation Committee did not consider material nonpublic information when determining the timing or terms of equity awards for the NEOs, and the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. The Compensation Committee did not grant stock options to any NEO in 2024.

## BENEFITS AND PERQUISITES

We strive to be equitable in our application of benefits and perquisites across our employee population and specific to particular business situations. We do not provide bespoke executive plans. In addition to base salary, our Performance Bonus Plan, and long-term incentive equity grants, we provide certain benefit programs to our NEOs, including retirement plan contributions, health and welfare insurance benefits, and certain other limited perquisite benefits. In support of our meritocracy and pay for performance culture, our perquisites are by design below market compared to peers.

We maintain defined contribution retirement plans to allow employees to save for retirement in a tax-efficient manner. Our eligibility guidelines and contribution levels are the same for all employees, including the NEOs. For 2024, none of our NEOs participated in any defined benefit pension plans, non-qualified deferred compensation plans, or supplemental retirement or executive savings plans.

We also provide health and welfare insurance benefits to employees, including our NEOs, which include life, disability, and health insurance benefit plans. The eligibility guidelines and rates for these plans, and our contribution levels, do not favor our NEOs or other members of senior management over our other employees. In general, we do not offer enhanced benefits or significant perquisites to our NEOs. However, from time to time, we provide limited perquisite benefits, which include, for example, limited tax advisory services, immigration benefits, and reimbursement of certain housing and relocation expenses for business reasons.

# 2025 COMPENSATION CHANGES

## ADDITIONAL 2025 PROGRAM CHANGES

We continue to evolve our performance management and Performance Bonus Plan (PBP) approach to drive profitable growth by creating a stronger link to enterprise value creation and emphasizing greater collaboration, including through the following changes effective for our 2025 fiscal year:

- Updated Company financial multiplier weighting to increase focus on the role capital allocation plays in our long-term strategy.

- Evolved PBP formula to better balance and recognize company performance, entity performance, and individual performance.

- Updated Bonus Investment Plan vesting schedule to better align with market practice.

▶ Modified weighted average of three financial metrics: PBP Adjusted Operating Income (50%), PBP Organic Net Sales (30%), and PBP Free Cash Flow Conversion (20%).

▶ PBP formula updated to a scorecard methodology to better reflect actual achievement. The scorecard will keep the same elements and ambitious targets of current MBO.

▶ The Matching RSUs will vest 50% on the second anniversary and the remaining 50% will vest on the third anniversary of the grant.

# OTHER COMPENSATION POLICIES AND PRACTICES

## OFFICER STOCK OWNERSHIP GUIDELINES

To strengthen alignment of our NEOs' interests with those of our stockholders, our stock ownership guidelines require our NEOs to hold shares of our common stock in an amount equal to a specified multiple of the NEO's annual base salary, as follows. All of our current NEOs, including our CEO, are in compliance with the ownership guidelines.

| **Role** | **Minimum Ownership** | | **Compliance Period** |
|---|---|---|---|
| **CEO** | ●●●●●● | 6x BASE SALARY | 5 years from appointment to a position subject to the guidelines |
| **Other NEOs** | ●●● | 3x BASE SALARY | |

RSUs, DEUs accrued on RSUs (including Matching RSUs), stock equivalents in savings plans or deferred compensation plans, and shares held in a trust for the benefit of immediate family members count toward satisfying this ownership requirement. Unearned PSUs and unexercised stock options do not count toward satisfying this ownership requirement. Our CEO stock ownership guidelines increased from five times base salary in 2023 to six times base salary beginning in 2024. For more details on the stock ownership of our NEOs, see *Beneficial Ownership of Stock—Directors and Officers*.

## CHANGE IN CONTROL SEVERANCE PLAN

Effective January 1, 2023, the Board approved the adoption of The Kraft Heinz Company Change in Control Severance Plan (the "CIC Plan") to better align the Company's benefits plans to be more consistent with peers and market practice.

Under the CIC Plan, executive officers, including the CEO, and certain other senior-level employees who experience a qualifying termination in connection with a change in control, as defined under the CIC Plan, in the three months prior to, or the 24 months following, a change in control will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to two times the sum of annual base salary and target PBP payout for the CEO and one-and-a-half times the sum of annual base salary and target PBP payout for the other executive officers and certain other senior-level employees;
- PBP payout for the current year at target and prorated for service;
- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for our other executive officers and certain other senior-level employees, as defined by the CIC Plan;
- Outplacement services to assist covered employees with their transition to new employment; and
- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan.

Change in control is defined under the CIC Plan as (i) any change in beneficial ownership of more than 50% of the combined voting power of the Company's outstanding stock is acquired by a person or company, directly or indirectly, (ii) as result of a merger or consolidation, (iii) a change in the majority of the Board over a defined period, or (iv) sale or transfer of substantially all assets, or complete liquidation of the company.

In order to receive severance payments and benefits under the CIC Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants including non-competition and non-solicitation obligations that run for a number of months following termination of employment equal to the number of months used in the calculation of severance pay.

## CLAWBACK POLICY

We maintain a clawback policy that applies to our employees (including our NEOs and other executive officers). Effective October 2, 2023, the clawback policy was updated to include mandatory recoupment of excess incentive-based compensation received by a covered executive (including the NEOs) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws, as required by Nasdaq listing standards implementing Exchange Act Rule 10D-1. In addition, under the policy, in certain circumstances, including misconduct, stock options, PSUs, RSUs (including Matching RSUs), payments under the PBP and similar short-term incentive bonus plans, and any proceeds or other benefits an NEO may receive may be subject to forfeiture and/or repayment to us at the discretion of the Compensation Committee or to the extent required by applicable laws or rules. Further, if an NEO receives any amount in excess of what he, she, or they should have received under the terms of any award for any reason (including without limitation by reason of a financial restatement, mistake in calculations, or administrative error), all as determined by the Compensation Committee, then such NEO may be required to promptly repay any such excess amount to us, at the discretion of the Compensation Committee.

## IMPACT OF TAX AND ACCOUNTING POLICIES

When determining total direct compensation packages, the Compensation Committee considers all factors that may have an impact on our financial performance, including tax and accounting rules and regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"). Section 162(m) of the Tax Code generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Tax Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year.

Company Overview

Voting Roadmap

Stockholder Engagement

Our Board

Governance

Director Compensation

Beneficial Ownership

**Executive Compensation**

Audit Matters

Stockholder Proposals

Other Information

Appendix A. Non-GAAP

# HUMAN CAPITAL AND COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. In reliance on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Proxy Statement to be filed with the SEC in connection with our Annual Meeting and incorporated by reference in our Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on February 13, 2025.

**HUMAN CAPITAL AND COMPENSATION COMMITTEE**



**Timothy Kenesey**
**Chair**



**Diane Gherson**



**Elio Leoni Sceti**



**James Park**



**John C. Pope**

# EXECUTIVE COMPENSATION TABLES

## SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1][2] ($) | Option Awards[1] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation[6] ($) | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Carlos Abrams-Rivera** <br> Chief Executive Officer | 2024 | 1,100,000 | — | 6,533,365 | — | 1,340,495 | — | 25,524 | 8,999,384 |
| | 2023 | 800,000 | — | 5,155,982 | — | 2,257,373 | — | 488,026 | 8,701,381 |
| | 2022 | 800,000 | — | 6,545,766 | 33,422 | 1,530,952 | — | 677,209 | 9,587,349 |
| **Andre Maciel** <br> EVP and Global Chief Financial Officer | 2024 | 725,000 | — | 4,246,487 | — | 602,783 | — | 87,281 | 5,661,551 |
| | 2023 | 713,462 | — | 3,736,930 | — | 1,466,974 | — | 363,103 | 6,280,469 |
| | 2022 | 621,124 | — | 3,325,720 | 16,714 | 921,848 | — | 345,449 | 5,230,855 |
| **Marcos Eloi Lima** <br> EVP and Global Chief Procurement and Sustainability Officer | 2024 | 585,000 | — | 2,143,469 | — | 377,295 | — | 24,943 | 3,130,707 |
| **Pedro Navio** <br> EVP and President, North America | 2024 | 647,596 | 80,000[4] | 3,543,036 | — | 335,064 | — | 364,983 | 4,970,679 |
| **Cory Onell** <br> EVP and Chief Omnichannel Sales and Asian Emerging Markets Officer | 2024 | 573,881 | — | 2,155,686 | — | 227,424 | — | 24,930 | 2,981,921 |
| **Rashida La Lande**[5] <br> Former EVP and Chief Legal and Corporate Affairs Officer | 2024 | 430,769 | — | 2,597,732 | — | 290,999 | — | 43,720 | 3,363,220 |
| | 2023 | 700,000 | — | 3,088,012 | — | 1,122,660 | — | 268,596 | 5,179,268 |
| | 2022 | 700,000 | — | 4,316,584 | 23,398 | 910,602 | — | 406,234 | 6,356,818 |

(1) The amounts shown in this column include the aggregate grant date fair value, computed in accordance with ASC Topic 718, of Matching RSUs, PSUs, RSUs (all Stock Awards), and stock options (Option Awards), as applicable. For a discussion of the assumptions made in the valuation of these awards, see *Note 10, Employees' Stock Incentive Plans,* under *Item 8, Notes to Consolidated Financial Statements* in our 2024 Annual Report. For a discussion of the terms applicable to the Matching RSUs, PSUs, RSUs, and stock options, as well as vesting, forfeiture, and other terms, see above under — *Compensation Discussion and Analysis—2024 Executive Compensation Program.*

(2) The amounts reported for stock awards represent the aggregate grant date fair value of stock awards in accordance with the accounting guidance on share-based payments. For a discussion of the assumptions and methodologies used in calculating the grant date fair value of these awards, see *Note 10, Employees' Stock Incentive Plans*, under *Item 8, Notes to Consolidated Financial Statements* in our 2024 Annual Report. For 2024, the amounts reported in this column represent the grant date fair value of PSU awards. The maximum grant recipients may earn is up to 150% of the target number of PSUs granted. The maximum for Mr. Abrams-Rivera is $4,898,519; for Mr. Maciel is $3,184,055; for Mr. Lima is $1,470,683; for Mr. Navio is $2,884,683; for Mr. Onell is $1,589,340; for Ms. La Lande is $2,569,052.

(3) The 2024 amounts shown in this column reflect compensation earned for 2024 performance under our PBP. The bonuses were paid to each NEO in the first quarter of 2025 in cash or shares of stock pursuant to our Bonus Investment Plan.

(4) In connection with Mr. Navio's elevation to Business Unit President, U.S. Zone in January 2022, he received a bonus to be paid in three installments. The amount shown in this column reflects the final payment.

(5) Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. The amounts reported reflect earned compensation.

(6)   The following table sets forth a detailed breakdown of the items that comprise "All Other Compensation" for 2024:

| Name | Matching Contribution to Kraft Heinz 401(k) ($) | Insurance Coverage[a] ($) | Accrued Vacation Payout[b] ($) | Commuting Expenses ($) | Tax Support and Payments ($) | Total ($) |
|---|---|---|---|---|---|---|
| Mr. Abrams-Rivera | 24,150 | 1,374 | — | — | — | 25,524 |
| Mr. Maciel | 24,150 | 983 | — | — | 62,148 | 87,281 |
| Mr. Lima | 24,150 | 793 | — | — | — | 24,943 |
| Mr. Navio | 11,254 | 881 | — | — | 352,848 | 364,983 |
| Mr. Onell | 24,150 | 780 | — | — | — | 24,930 |
| Ms. La Lande | 13,654 | 897 | 13,462 | 15,707 | — | 43,720 |

(a)   Reflects basic life and accidental death and dismemberment insurance coverages.

(b)   Reflects the payout of accrued, unused vacation time. Per Company policy, any U.S. employee separating from the Company in good standing receives a payout of accrued, unused vacation time.

# GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding the grant of plan-based awards for each of the NEOs in our 2024 fiscal year.

| Name | Grant Date | Grant Type | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise Price of Option Awards ($/Share) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| **Mr. Abrams Rivera** | | PBP[1] | 165,000 | 3,300,000 | 3,960,000 | | | | | | | |
| | 3/01/2024 | Matching RSUs | | | | | | | 44,980 | | | 1,580,147 |
| | 3/01/2024 | PSUs[2] | | | | 28,021 | 112,084 | 168,126 | | | | 3,265,678 |
| | 3/01/2024 | RSUs | | | | | | | 48,037 | | | 1,687,540 |
| **Mr. Maciel** | | PBP[1] | 72,500 | 1,450,000 | 1,740,000 | | | | | | | |
| | 3/01/2024 | Matching RSUs | | | | | | | 29,230 | | | 1,026,850 |
| | 3/01/2024 | PSUs[2] | | | | 18,214 | 72,855 | 109,283 | | | | 2,122,703 |
| | 3/01/2024 | RSUs | | | | | | | 31,225 | | | 1,096,934 |
| **Mr. Lima** | | PBP[1] | 43,875 | 877,500 | 1,053,000 | | | | | | | |
| | 3/01/2024 | Matching RSUs | | | | | | | 18,684 | | | 656,369 |
| | 3/01/2024 | PSUs[2] | | | | 8,413 | 33,651 | 50,477 | | | | 980,456 |
| | 3/01/2024 | RSUs | | | | | | | 14,422 | | | 506,645 |
| **Mr. Navio** | | PBP[1] | 56,875 | 1,137,500 | 1,365,000 | | | | | | | |
| | 3/01/2024 | Matching RSUs | | | | | | | 17,823 | | | 626,122 |
| | 3/01/2024 | PSUs[2] | | | | 16,501 | 66,005 | 99,008 | | | | 1,923,122 |
| | 3/01/2024 | RSUs | | | | | | | 28,289 | | | 993,793 |
| **Mr. Onell** | | PBP[1] | 43,125 | 862,500 | 1,035,000 | | | | | | | |
| | 3/01/2024 | Matching RSUs | | | | | | | 15,616 | | | 548,590 |
| | 3/01/2024 | PSUs[2] | | | | 9,092 | 36,366 | 54,549 | | | | 1,059,560 |
| | 3/01/2024 | RSUs | | | | | | | 15,586 | | | 547,536 |
| **Ms. La Lande** | | PBP[1] | 45,000 | 900,000 | 1,080,000 | | | | | | | |
| | 3/01/2024 | PSUs[2] | | | | 14,696 | 58,783 | 88,175 | | | | 1,712,701 |
| | 3/01/2024 | RSUs | | | | | | | 25,193 | | | 885,030 |

(1) Payments are based on achievement of individual and financial performance goals. The financial multiplier was calculated based upon PBP Adjusted Operating Income, PBP Organic Net Sales, and PBP Free Cash Flow Conversion for 2024 PBP awards, which has a Threshold payout level of 50%, and Maximum payout level of 120%. Threshold amounts also reflect a minimum individual performance score of 10%, while Target amounts reflect an individual performance score of 100%, and Maximum amounts reflect an individual performance score of 100%. Annual incentive award payments were made in cash to each NEO after the end of 2024 based on actual results achieved. Actual amounts earned are reflected in the *Summary Compensation Table*.

(2) Granted under the 2020 Omnibus Incentive Plan. The performance metric was approved by the Compensation Committee on February 4, 2024. The Target number of shares shown in the table reflects the number of shares of common stock that will be earned if each of the performance metrics are achieved at target levels by December 26, 2026. Actual shares awarded will vest 75% on the third anniversary of the grant date and the final 25% will vest on the fourth anniversary of the grant date. The performance target is based on achievement of relative TSR (40%), Organic Net Sales CAGR (30%), and Cumulative Free Cash Flow (30%) targets over a three-year performance period. The Company will compare achieved TSR over the performance period versus the 13 companies identified in the performance peer group. Dividends are not earned on the PSUs.

# OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth each NEO's outstanding equity awards as of the end of our 2024 fiscal year.

| | | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Grant Type | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| Mr. Abrams-Rivera | 3/1/2024 | Matching RSUs | | | | | 47,160[2] | 1,446,869 | | |
| | 3/1/2024 | PSUs | | | | | | | 112,084[3] | 3,438,737 |
| | 3/1/2024 | RSUs | | | | | 50,365[4] | 1,545,198 | | |
| | 3/1/2023 | Matching RSUs | | | | | 30,579[2] | 938,164 | | |
| | 3/1/2023 | PSUs | | | | | | | 82,033[5] | 2,516,772 |
| | 3/1/2023 | RSUs | | | | | 38,521[6] | 1,181,824 | | |
| | 3/1/2022 | Matching RSUs | | | | | 27,139[2] | 832,625 | | |
| | 3/1/2022 | PSUs (annual) | | | | | | | 10,342[7] | 317,293 |
| | 3/1/2022 | PSUs (merit/retention) | | | | | | | 62,048[8] | 1,903,633 |
| | 3/1/2022 | RSUs (annual) | | | | | 11,817[9] | 362,546 | | |
| | 3/1/2022 | RSUs (merit/retention) | | | | | 47,268[10] | 1,450,182 | | |
| | 3/1/2022 | Stock Options | | 5,171[11] | 38.68 | 3/1/2032 | | | | |
| | 3/1/2021 | PSUs (annual) | | | | | | | 10,111[12] | 310,205 |
| | 3/1/2021 | RSUs (annual) | | | | | 8,118[13] | 249,060 | | |
| | 3/1/2021 | Stock Options | 5,393 | | 37.09 | 3/1/2031 | | | | |
| | 6/1/2020 | Stock Options | 82,183 | | 30.42 | 6/1/2030 | | | | |
| Mr. Maciel | 3/1/2024 | Matching RSUs | | | | | 30,646[2] | 940,219 | | |
| | 3/1/2024 | PSUs | | | | | | | 72,855[3] | 2,235,191 |
| | 3/1/2024 | RSUs | | | | | 32,737[4] | 1,004,371 | | |
| | 3/1/2023 | Matching RSUs | | | | | 18,411[2] | 564,849 | | |
| | 3/1/2023 | PSUs | | | | | | | 62,094[5] | 1,905,044 |
| | 3/1/2023 | RSUs | | | | | 29,159[6] | 894,598 | | |
| | 3/1/2022 | Matching RSUs | | | | | 15,129[2] | 464,158 | | |
| | 3/1/2022 | PSUs (annual) | | | | | | | 5,171[7] | 158,646 |
| | 3/1/2022 | PSUs (merit/retention) | | | | | | | 31,024[8] | 951,816 |
| | 3/1/2022 | RSUs (annual) | | | | | 5,908[9] | 181,257 | | |
| | 3/1/2022 | RSUs (merit/retention) | | | | | 23,634[10] | 725,091 | | |
| | 3/1/2022 | Stock Options (annual) | | 2,586[11] | $38.68 | 3/1/2032 | | | | |
| | 3/1/2021 | PSUs (merit/retention) | | | | | | | 4,044[12] | 124,070 |
| | 3/1/2021 | RSUs (merit/retention) | | | | | 3,250[13] | 99,710 | | |
| | 3/1/2021 | Stock Options (annual) | 2,562 | | $37.09 | 3/1/2031 | | | | |
| | 8/16/2019 | Stock Options | 39,355 | | $25.41 | 8/16/2029 | | | | |
| | 3/1/2016 | Stock Options | 19,315 | | $77.66 | 3/1/2026 | | | | |
| | 8/20/2015 | Stock Options | 26,937 | | $74.25 | 8/20/2025 | | | | |

| | | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Grant Type | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| **Mr. Lima** | 3/1/2024 | Matching RSUs | | | | | 19,589[2] | 600,991 | | |
| | 3/1/2024 | PSUs | | | | | | | 33,651[3] | 1,032,413 |
| | 3/1/2024 | RSUs | | | | | 15,121[4] | 463,912 | | |
| | 3/1/2023 | Matching RSUs | | | | | 14,479[2] | 444,216 | | |
| | 3/1/2023 | PSUs | | | | | | | 26,229[5] | 804,706 |
| | 3/1/2023 | RSUs | | | | | 12,317[6] | 377,886 | | |
| | 3/1/2022 | Matching RSUs | | | | | 10,054[2] | 308,457 | | |
| | 3/1/2022 | PSUs (annual) | | | | | | | 4,538[7] | 139,226 |
| | 3/1/2022 | PSUs (merit/ retention) | | | | | | | 15,512[8] | 475,908 |
| | 3/1/2022 | RSUs (annual) | | | | | 5,185[9] | 159,076 | | |
| | 3/1/2022 | RSUs (merit/ retention) | | | | | 11,817[10] | 362,546 | | |
| | 3/1/2022 | Stock Options (annual) | | 2,269[11] | 38.68 | 3/1/2032 | | | | |
| | 3/1/2021 | PSUs (merit/ retention) | | | | | | | 6,066[12] | 186,105 |
| | 3/1/2021 | RSUs (merit/ retention) | | | | | 4,871[13] | 149,442 | | |
| | 3/1/2021 | Options (annual) | 2,144 | | 37.09 | 3/1/2031 | | | | |
| | 8/16/2019 | Stock Options | 39,355 | | 25.41 | 8/16/2029 | | | | |
| **Mr. Navio** | 3/1/2024 | Matching RSUs | | | | | 18,686[2] | 573,286 | | |
| | 3/1/2024 | PSUs | | | | | | | 66,005[3] | 2,025,033 |
| | 3/1/2024 | RSUs | | | | | 29,660[4] | 909,969 | | |
| | 3/1/2023 | Matching RSUs | | | | | 11,192[2] | 343,371 | | |
| | 3/1/2023 | PSUs | | | | | | | 34,180[5] | 1,048,642 |
| | 3/1/2023 | RSUs | | | | | 16,052[6] | 492,475 | | |
| | 3/1/2022 | PSUs (annual) | | | | | | | 3,878[7] | 118,977 |
| | 3/1/2022 | PSUs (merit/ retention) | | | | | | | 23,268[8] | 713,862 |
| | 3/1/2022 | RSUs (annual) | | | | | 4,431[9] | 135,943 | | |
| | 3/1/2022 | RSUs (merit/ retention) | | | | | 17,724[10] | 543,772 | | |
| | 3/1/2022 | Stock Options (annual) | | 1,939[11] | 38.68 | 3/1/2032 | | | | |
| | 3/1/2022 | Stock Options (merit/ retention) | | 64,633[11] | 38.68 | 3/1/2032 | | | | |
| | 3/1/2021 | PSUs (merit/ retention) | | | | | | | 3,033[12] | 93,052 |
| | 3/1/2021 | RSUs (merit/ retention) | | | | | 2,435[13] | 74,706 | | |
| | 3/1/2021 | Stock Options (annual) | 977 | | 37.09 | 3/1/2031 | | | | |
| | 3/1/2018 | Stock Options | 52,325 | | 66.89 | 3/1/2028 | | | | |

| | | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Grant Type | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| Mr. Onell | 3/1/2024 | Matching RSUs | | | | | 16,373[2] | 502,324 | | |
| | 3/1/2024 | PSUs | | | | | | | 36,366[3] | 1,115,709 |
| | 3/1/2024 | RSUs | | | | | 16,341[4] | 501,342 | | |
| | 3/1/2023 | Matching RSUs | | | | | 11,110[2] | 340,855 | | |
| | 3/1/2023 | PSUs | | | | | | | 33,948[5] | 1,041,525 |
| | 3/1/2023 | RSUs | | | | | 15,944[6] | 489,162 | | |
| | 3/1/2022 | Matching RSUs | | | | | 13,199[2] | 404,945 | | |
| | 3/1/2022 | PSUs (annual) | | | | | | | 3,568[7] | 109,466 |
| | 3/1/2022 | PSUs (merit/ retention) | | | | | | | 23,268[8] | 713,862 |
| | 3/1/2022 | RSUs (annual) | | | | | 4,075[9] | 125,021 | | |
| | 3/1/2022 | RSUs (merit/ retention) | | | | | 17,724[10] | 543,772 | | |
| | 3/1/2022 | Stock Options (annual) | | 1,784[11] | 38.68 | 3/1/2032 | | | | |
| | 3/1/2021 | PSUs (merit/ retention) | | | | | | | 4,044[12] | 124,070 |
| | 3/1/2021 | RSUs (merit/ retention) | | | | | 3,250[13] | 99,710 | | |
| | 3/1/2021 | RSUs (merit/ retention) | | | | | 8,059[13] | 247,250 | | |
| | 3/1/2021 | Stock Options (annual) | 1,719 | | 37.09 | 3/1/2031 | | | | |
| Ms. La Lande[14] | — | — | — | — | — | — | — | — | — | — |

(1) The market value of the shares that have not vested is based on the closing price of $30.68 for Kraft Heinz common stock on December 27, 2024, the last trading day of our fiscal year.

(2) Total includes DEUs that are subject to the same terms as the original grant. The Matching RSUs vested or are scheduled to vest on: March 1, 2025 for awards granted on March 1, 2022; March 1, 2026 for awards granted on March 1, 2023; and March 1, 2027 for awards granted on March 1, 2024.

(3) These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028 based upon achievement of performance conditions for the 2024 PSUs.

(4) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2027 and 25% on March 1, 2028.

(5) These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027 based upon achievement of performance conditions for the 2023 PSUs.

(6) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2026 and 25% on March 1, 2027.

(7) These awards are scheduled to vest on March 1, 2025 with a performance metric based on a three-year average TSR performance relative to the performance peer group.

(8) These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026 based upon achievement of performance conditions for the 2022 PSUs.

(9) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 100% on March 1, 2025.

(10) Total includes DEUs that are subject to the same terms as the original grant. These awards are scheduled to vest 75% on March 1, 2025 and 25% on March 1, 2026.

(11) These awards are scheduled to vest 100% on March 1, 2025.

(12) The Compensation Committee has certified that the achievement of the performance conditions for these awards has been met. The outstanding portion of these awards is scheduled to vest on March 1, 2025.

(13) Total includes DEUs that are subject to the same terms as the original grant. The outstanding portion of these awards is scheduled to vest on March 1, 2025.

(14) Ms. La Lande stepped down from the Company effective August 2, 2024 and received prorated matching restricted stock units ("RSUs") from participating in the Company's Bonus Investment Plan granted on March 1, 2022 and March 1 2023, and dividend equivalent units accrued on such RSUs, which would otherwise vest three years after grant. All other outstanding awards forfeited on the date of separation.

# OPTION EXERCISES AND STOCK VESTED

The following table sets forth option exercises and stock vested for each of our NEOs as of the end of our 2024 fiscal year.

| | Option Awards | | Stock Awards[1] | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Mr. Abrams-Rivera | — | — | 227,561 | 7,994,218 |
| Mr. Maciel | — | — | 69,140 | 2,433,193 |
| Mr. Lima | — | — | 83,976 | 2,955,457 |
| Mr. Navio | — | — | 33,817 | 1,191,273 |
| Mr. Onell | — | — | 70,371 | 2,472,133 |
| Ms. La Lande | — | — | 74,142 | 2,627,456 |

(1) The following table provides details of the stock awards that vested and value realized:

| Name | Grant Date | Vesting Date | Number of Shares | Stock Price on Vesting Date ($)[2] | Value Realized on Vesting ($) | Description |
|---|---|---|---|---|---|---|
| Mr. Abrams-Rivera | 3/2/2020 | 3/2/2024 | 47,948 | 35.13 | 1,684,413 | Shares underlying an award of PSUs, the remaining 25% vested |
| | 3/1/2020 | 3/1/2024 | 56,893 | 35.13 | 1,998,651 | Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested |
| | 3/1/2021 | 3/1/2024 | 10,785 | 35.13 | 378,877 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 30,332 | 35.13 | 1,065,563 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 12,257 | 35.13 | 430,588 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 46,449 | 35.13 | 1,631,753 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 22,897 | 35.13 | 804,372 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| Mr. Maciel | 6/1/2020 | 6/1/2024 | 8,218 | 35.37 | 290,671 | Shares underlying an award of PSUs, the remaining 25% vested |
| | 6/1/2020 | 6/1/2024 | 9,719 | 35.37 | 343,761 | Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested |
| | 3/1/2021 | 3/1/2024 | 5,123 | 35.13 | 179,971 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 12,133 | 35.13 | 426,232 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 5,822 | 35.13 | 204,527 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 18,967 | 35.13 | 666,311 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 9,158 | 35.13 | 321,721 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| Mr. Lima | 6/1/2020 | 6/1/2024 | 10,273 | 35.37 | 363,356 | Shares underlying an award of PSUs, the remaining 25% vested |
| | 6/1/2020 | 6/1/2024 | 12,146 | 35.37 | 429,604 | Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested |
| | 3/1/2021 | 3/1/2024 | 4,287 | 35.13 | 150,602 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 18,200 | 35.13 | 639,366 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 4,871 | 35.13 | 171,118 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| | 3/1/2021 | 3/1/2024 | 20,461 | 35.13 | 718,795 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 13,738 | 35.13 | 482,616 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| Mr. Navio | 6/1/2020 | 6/1/2024 | 4,931 | 35.37 | 174,409 | Shares underlying an award of PSUs, the remaining 25% vested |
| | 6/1/2020 | 6/1/2024 | 8,744 | 35.37 | 309,275 | Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested |
| | 3/1/2021 | 3/1/2024 | 1,953 | 35.13 | 68,609 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 9,100 | 35.13 | 319,683 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 2,220 | 35.13 | 77,989 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 6,869 | 35.13 | 241,308 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| Mr. Onell | 3/1/2021 | 3/1/2024 | 26,962 | 35.13 | 947,175 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 3,438 | 35.13 | 120,777 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 12,133 | 35.13 | 426,232 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 3,907 | 35.13 | 137,253 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 7,081 | 35.13 | 248,756 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 7,692 | 35.13 | 270,220 | Shares underlying an award of RSUs, including DEUs accrued, 25% of which vested |
| | 3/1/2021 | 3/1/2024 | 9,158 | 35.13 | 321,721 | Shares underlying an award of RSUs, including DEUs accrued, 25% of which vested |

| Name | Grant Date | Vesting Date | Number of Shares | Stock Price on Vesting Date ($)[2] | Value Realized on Vesting ($) | Description |
|---|---|---|---|---|---|---|
| **Ms. La Lande** | 6/1/2020 | 6/1/2024 | 8,218 | 35.37 | 290,671 | Shares underlying an award of PSUs, the remaining 25% vested |
| | 6/1/2020 | 6/1/2024 | 9,719 | 35.37 | 343,761 | Shares underlying an award of RSUs, including DEUs accrued, the remaining 25% vested |
| | 3/1/2021 | 3/1/2024 | 7,010 | 35.13 | 246,261 | Shares underlying an award of PSUs, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 12,133 | 35.13 | 426,232 | Shares underlying an award of PSUs, of which 75% vested |
| | 3/1/2021 | 3/1/2024 | 7,966 | 35.13 | 279,846 | Shares underlying an award of RSUs, including DEUs accrued, 100% of which vested |
| | 3/1/2021 | 3/1/2024 | 9,158 | 35.13 | 321,721 | Shares underlying an award of RSUs, including DEUs accrued, 75% of which vested |
| | 3/1/2022 | 8/2/2024 | 14,021 | 36.06 | 505,597 | Shares underlying an award of RSUs, including DEUs accrued, 66% of which vested |
| | 3/1/2023 | 8/2/2024 | 5,917 | 36.06 | 213,367 | Shares underlying an award of RSUs, including DEUs accrued, 33% of which vested |

(2)    Represents the closing price of Kraft Heinz common stock on the applicable vesting date.

# PENSION BENEFITS

None of our NEOs participate in any defined benefit pension arrangements.

# NONQUALIFIED DEFERRED COMPENSATION

None of our NEOs participate in any nonqualified deferred compensation arrangements.

# POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The table, footnotes, and narratives below reflect the assumption that a hypothetical termination of employment and/or change in control occurred on the last business day of our 2024 fiscal year.

| Name | Element | Involuntary Termination without Cause[1] ($) | Termination upon Change in Control[2] ($) | Termination due to Death or Disability[3] ($) | Termination due to Retirement[4] ($) |
|---|---|---|---|---|---|
| **Mr. Abrams-Rivera** | Salary | 2,200,000 | 2,200,000 | — | — |
| | Bonus | — | 6,600,000 | 1,340,495 | 1,340,495 |
| | Intrinsic Value of Accelerated Equity | 3,401,601 | 3,401,601 | 16,651,754 | 8,770,768 |
| | Health and Wellness Benefits[5] | 42,882 | 42,882 | — | — |
| | Outplacement Assistance | 4,000 | 4,000 | — | — |
| | **TOTAL** | **5,648,483** | **12,248,483** | **17,992,249** | **10,111,263** |
| **Mr. Maciel** | Salary | 1,087,500 | 1,087,500 | — | — |
| | Bonus | — | 2,175,000 | 602,783 | 602,783 |
| | Intrinsic Value of Accelerated Equity | 1,840,382 | 1,840,382 | 10,328,361 | 5,423,488 |
| | Health and Wellness Benefits[5] | 32,161 | 32,161 | — | — |
| | Outplacement Assistance | 4,000 | 4,000 | — | — |
| | **TOTAL** | **2,964,043** | **5,139,043** | **10,931,144** | **6,026,271** |
| **Mr. Lima** | Salary | 877,500 | 877,500 | — | — |
| | Bonus | — | 1,316,250 | 377,295 | 377,295 |
| | Intrinsic Value of Accelerated Equity | 1,113,458 | 1,113,458 | 5,574,495 | 3,114,634 |
| | Health and Wellness Benefits[5] | 32,161 | 32,161 | — | — |
| | Outplacement Assistance | 4,000 | 4,000 | — | — |
| | **TOTAL** | **2,027,119** | **3,343,369** | **5,951,790** | **3,491,929** |

| Name | Element | Involuntary Termination without Cause[1] ($) | Termination upon Change in Control [2] ($) | Termination due to Death or Disability[3] ($) | Termination due to Retirement[4] ($) |
|---|---|---|---|---|---|
| **Mr. Navio** | Salary | 971,394 | 971,394 | — | — |
| | Bonus | — | 1,706,250 | 335,064 | 335,064 |
| | Intrinsic Value of Accelerated Equity | 2,404,472 | 2,404,472 | 9,115,519 | 5,063,458 |
| | Health and Wellness Benefits[5] | 32,161 | 32,161 | — | — |
| | Outplacement Assistance | 4,000 | 4,000 | — | — |
| | **TOTAL** | **3,412,027** | **5,118,277** | **9,450,583** | **5,398,522** |
| **Mr. Onell** | Salary | 860,822 | 860,822 | — | — |
| | Bonus | — | 1,293,750 | 227,424 | 227,424 |
| | Intrinsic Value of Accelerated Equity | 1,328,681 | 1,328,681 | 6,413,746 | 3,750,599 |
| | Health and Wellness Benefits[5] | 32,161 | 32,161 | — | — |
| | Outplacement Assistance | 4,000 | 4,000 | — | — |
| | **TOTAL** | **2,225,664** | **3,519,414** | **6,641,170** | **3,978,023** |
| **Ms. La Lande[6]** | | — | — | — | — |

(1) As of the last day of our 2024 fiscal year, in the event of a termination by the Company other than for cause (as defined in the Severance Plan, which is described below), our Severance Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards or eligible equity awards in accordance with the applicable award agreement and plan, 24 months of base salary for the CEO and 18 months of base salary for senior executives, payable in a lump sum as soon as possible after termination, and Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for senior executives with a signed and not revoked release of claims who comply with any applicable post-employment obligations.

  – 2022 RSUs (including Matching RSUs) vest 66.66%; 2022 PSUs vest 66.66%; 2022 merit PSUs vest 50%; 2022 merit RSUs vest 50%; 2023 Matching RSUs vest 33.33%; 2023 RSUs vest 25%; 2022 stock options vest 66.66%; and

  – 2021 merit RSUs, 2021 merit PSUs, 2022 PSUs and merit PSUs, 2023 PSUs and merit PSUs, 2024 RSUs (including Matching RSUs), and 2024 PSUs are forfeited.

  Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(2) As of the last day of our 2024 fiscal year, in the event of a qualifying termination during the change in control period (as defined in the CIC Plan), our CIC Plan generally provides for vesting (including acceleration of vesting) of outstanding equity awards in accordance with the applicable award agreement and plan and a payment equal to (i) 1.5 times the sum (for NEOs other than the CEO) and two times the sum (for the CEO) of annual rate of regular pay and target PBP bonus, payable in a lump sum as soon as possible after the change in control, (ii) a pro-rated PBP bonus for the year of termination at target level of achievement, payable at the same time as other performance bonuses are paid, and (iii) Company-paid COBRA for U.S.-based employees for the severance period and outplacement services, for NEOs (including the CEO) with a signed and not revoked release and restrictive covenant agreement.

  – 2022 RSUs (including Matching RSUs) vest 66.66%; 2022 PSUs vest 66.66%; 2022 merit PSUs vest 50%; 2022 merit RSUs vest 50%; 2023 Matching RSUs vest 33.33%; 2023 RSUs vest 25%; 2022 stock options vest 66.66%; and

  – 2021 merit RSUs, 2021 merit PSUs, 2022 PSUs and merit PSUs, 2023 PSUs and merit PSUs, 2024 RSUs (including Matching RSUs), and 2024 PSUs are forfeited.

  Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(3) As of the last day of our 2024 fiscal year, in the event of a death or disability:

  – 2022, 2023, 2024 RSUs (including Matching RSUs); 2021, 2022 merit RSUs; and 2021, 2022 merit PSUs; 2022, 2023, 2024 PSUS; and 2022 stock options fully vest.

  Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(4) As of the last day of our 2024 fiscal year, in the event of a termination due to retirement:

  – 2022, 2023 RSUs (including Matching RSUs); 2023 merit RSUs; and 2021, 2022 merit PSUs; 2022, 2023 PSUS; and 2022 stock options fully vest; and

  – 2022 merit RSUs; 2024 PSUs; and 2024 RSUs (including Matching RSUs) are forfeited.

  Amounts reflect the intrinsic value of shares underlying options that would vest, calculated as the difference between $30.68, the closing price of Kraft Heinz common stock on December 27, 2024 (the last trading day of our fiscal year), and the exercise price of the options.

(5) Amount reflects medical and dental benefit coverage continuation under COBRA, less the executive premium contribution.

(6) As disclosed in our Current Report on Form 8-K filed on August 5, 2024, Ms. La Lande stepped down as EVP and Chief Legal and Corporate Affairs Officer effective August 2, 2024. In 2024, she received a base salary of $430,769, health and welfare benefits of $14,530, accrued vacation payout of $13,462, and in recognition of her actual performance for 2024 and in consideration for her remaining as an advisor and agreeing to restrictive covenants pursuant to a separation agreement, Ms. La Lande received a pro-rata payment of her annual bonus in the amount of $290,999 under the Company's Performance Bonus Plan. In addition, matching restricted stock units ("RSUs") that Ms. La Lande received from participating in the Company's Bonus Investment Plan and dividend equivalent units accrued on such RSUs, which would otherwise vest three years after grant, vested pro rata at 33% for her 2023 grant and 66% for her 2022 grant in the amount of $718,964.

## SEVERANCE PAY PLAN

Effective January 1, 2023, the Board approved The Kraft Heinz Company Amended & Restated Severance Pay Plan for Salaried Employees (the "Severance Plan"). Under the Severance Plan, salaried employees, including the CEO and the other NEOs, who experience a qualifying termination will be eligible to receive severance payments and benefits as follows:

- Severance pay equal to 24 months of base salary for the CEO and 18 months of base salary for senior executives, as defined in the plan;

- Health and welfare benefits continued for 24 months following the qualifying termination for the CEO and 18 months following the qualifying termination for senior executives, as defined in the Severance Plan;

- Outplacement services to assist covered employees with their transition to new employment; and

- Vesting (including acceleration of vesting) of outstanding equity awards in accordance with the terms of the applicable award agreement and plan.

In order to receive severance payments and benefits under the Severance Plan, recipients must agree to a non-revocable release of claims and continued compliance with restrictive covenants, including non-competition and non-solicitation obligations.

## CHANGE IN CONTROL SEVERANCE PLAN

For more information regarding the CIC Plan, see above under —*Compensation Discussion and Analysis—Other Compensation Policies and Practices—Change in Control Severance Plan*.

## EQUITY AWARDS

The Compensation Committee approved the terms of award agreements for equity awards (options, PSUs, Matching RSUs, and RSUs) granted under the 2020 Omnibus Incentive Plan. For all awards issued under these agreements, the award recipient's termination due to death or disability would result in such awards being fully vested and exercisable, in the case of PSUs to the extent the performance conditions had been satisfied.

Company
Overview

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Stockholder
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Our
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**Executive
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Audit
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Appendix A.
Non-GAAP

# PAY RATIO DISCLOSURE

In accordance with SEC rules, we disclose the annual total compensation of Mr. Abrams-Rivera, our CEO for our 2024 fiscal year, and our median employee, as well as the ratio of the annual total compensation of Mr. Abrams-Rivera relative to the annual total compensation of our median employee. For our 2024 fiscal year:

|  | Annual Total Compensation ($) | Pay Ratio Estimate |
|---|---|---|
| CEO | 8,999,384 | **140:1** |
| Our median employee | 64,383 | |

## METHODOLOGY

Under SEC rules, we select a methodology for identifying our median employee most appropriate based on our size, organizational structure, and compensation plans, policies, and procedures using our best judgment. As permitted under SEC rules, we determined that there have not been any changes to our employee population and compensation arrangements from fiscal year 2024 that we believe would result in a significant change to our pay ratio disclosure. As a result, for 2024, we used the same median employee that was identified for fiscal year 2023.

Our median employee as of December 1, 2023 was a full-time hourly U.S. factory employee. To identify our median employee, we examined 2023 base salaries plus target incentive bonuses for our employee population, excluding our Chief Executive Officer, as of December 1, 2023. We believe the use of base salaries plus target incentive bonus for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees and because we believe that this measure reasonably reflects the total annual compensation of our employees. In accordance with SEC rules, we include all full-time, part-time, temporary, and seasonal employees worldwide. We exclude independent contractors, student interns, and individuals who became employees as the result of acquisitions for the fiscal year in which the transaction became effective. In 2024, we did not have any employees omitted related to acquisitions.

We calculated annual total compensation in accordance with the disclosure rules and requirements for our NEOs under the *Summary Compensation Table*.

As SEC rules allow companies to adopt a variety of methodologies for identifying a median employee and calculating the pay ratio, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their individual employee populations and compensation practices, the pay ratio reported by other companies, including companies in our compensation peer group, may not be comparable to our pay ratio.

# PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance of the Company. Unless the context requires otherwise, references to years below mean our fiscal years.

## PAY VERSUS PERFORMANCE TABLE

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
|---|---|---|---|---|---|---|---|---|
| Year | Summary Compensation Table (SCT) Total for CEO(1) ($) | Compensation Actually Paid (CAP) to CEO(2) ($) | Average SCT Total for Non-CEO NEOs(3) ($) | Average CAP to Non-CEO NEOs(4) ($) | Total Shareholder Return (TSR)(5) ($) | Peer Group TSR(6) ($) | Net Income(7) ($ in millions) | Adjusted Operating Income(8) ($ in millions) |
| 2024 | 8,999,384 | 4,758,413 | 4,021,616 | 3,099,815 | 122.27 | $125.01 | 2,746 | 5,360 |
| 2023 | 11,359,250 | 8,155,888 | 6,765,828 | 5,379,052 | 140.65 | $126.06 | 2,846 | 5,297 |
| 2022 | 7,098,246 | 11,036,341 | 5,609,580 | 9,451,924 | 148.13 | $132.48 | 2,368 | 4,989 |
| 2021 | 8,605,599 | 6,901,200 | 6,259,577 | 7,248,556 | 123.00 | $119.88 | 1,024 | 5,268 |
| 2020 | 6,140,131 | 13,126,331 | 9,160,325 | 15,041,961 | 117.05 | $105.53 | 361 | 5,558 |

(1) The dollar amounts reported are the amounts of Total Compensation reported in the Summary Compensation Table for each corresponding fiscal year.

(2) The dollar amounts reported represent the amount of CAP calculated in accordance with SEC rules. The amounts do not reflect the actual amount of compensation earned by, or paid during, the applicable year. To calculate CAP, the following amounts were deducted from and added to Total Compensation reflected in the *Summary Compensation Table*:

### RECONCILIATION OF SCT TOTAL FOR CEO TO CAP TO CEO:

| CAP to CEO | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| Summary Compensation Table (SCT) Total(i) | 8,999,384 | 11,359,250 | 7,098,246 | 8,605,599 | 6,140,131 |
| (Less), value of Stock Awards and Option Awards reported in SCT(ii) | 6,533,365 | 6,264,792 | 2,875,162 | 3,743,976 | 360,783 |
| Plus, year-end fair value of outstanding and unvested equity awards granted in the year(iii) | 5,388,537 | 6,295,041 | 3,026,056 | 3,558,241 | 484,088 |
| Plus, fair value as of vesting date of equity awards granted and vested in the year(iv) | — | — | — | — | — |
| Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years(iii) | (3,116,715) | (730,077) | 2,843,969 | (4,612,721) | 6,862,895 |
| Plus (less), change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year(iii) | (384,603) | (2,503,534) | 1,654,310 | 3,094,057 | — |
| Less, prior year-end fair value for any equity awards forfeited in the year(iii) | — | — | (711,078) | — | — |
| **CAP to CEO(a)(b)(c)** | **4,758,413** | **8,155,888** | **11,036,341** | **6,901,200** | **13,126,331** |

(i) In 2024 Mr. Abrams-Rivera did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation. In 2020, 2021, 2022 and 2023, Mr. Patricio did not receive a cash bonus other than his PBP payout reflected in Non-Equity Incentive Compensation.

(ii) Deductions include the total grant date fair value of awards as reported in the Summary Compensation Table for each applicable fiscal year.

(iii) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal awards that vested during the applicable year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior year awards as of the prior fiscal year end that were forfeited during the applicable year; increase by the amount of dividends paid on unvested awards during the applicable year prior to the vesting date; increase by incremental fair value of stock options modified during the applicable year.

(iv) In 2020, 2021, 2022, 2023, and 2024 we did not grant any awards that vested in the same year they were granted.

(v) In 2019, Mr. Patricio was granted new hire awards of PSUs and RSUs in the aggregate amount of $35 million, conditioned on his investment of $20 million to purchase shares of the Company stock, with a four-year holding requirement. He was not eligible to receive additional equity awards in 2020, 2021, and 2022, other than matching RSUs that may be granted to Mr. Patricio through his participation in our Bonus Investment Plan.

(vi) Mr. Patricio was also granted a new hire award of PSUs based on the achievement of certain Company stock price targets. As of fiscal year-end 2022, the target had not been met.

(vii) In 2023, Mr. Patricio became eligible to receive equity awards.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding our CEO) under Total Compensation column of the *Summary Compensation Table* in each applicable year. Our non-CEO NEOs included for purposes of calculating the average amounts in each applicable year:

- 2024: Mr. Maciel, Mr. Lima, Mr. Navio, Mr. Onell, and Ms. La Lande;
- 2023: Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2022: Mr. Basilio, Mr. Maciel, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira;
- 2021: Mr. Basilio, Mr. Abrams-Rivera, Ms. La Lande, and Mr. Oliveira; and
- 2020: Mr. Basilio, Mr. Abrams-Rivera, Mr. Oliveira, and Flavio Torres.

Mr. Oliveira's compensation was paid in British pounds (£) and Mr. Torres' compensation was paid in Brazilian real (R$). The amounts used for the NEO Average SCT Total Compensation for Other NEOs are based on the 12-month average exchange rate for the calendar year as reported in the *Summary Compensation Table* for the applicable year. For Mr. Oliveira, the applicable exchange rates were $1 to £0.80 for 2023, $1 to £0.85 for 2022, $1 to £0.73 for 2021, and $1 to £0.777 for 2020. For Mr. Torres, the applicable exchange rate was $1 to R$5.4 for 2020.

(4) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each year to determine the CAP, using the same methodology described above in Note 2. To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table total compensation:

## RECONCILIATION OF AVERAGE SCT FOR NON-CEO NEOS TO AVERAGE CAP TO NON-CEO NEOS:

| CAP to Non-CEO NEOs | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| Summary Compensation Table (SCT) Total[i][ii] | 4,021,616 | 6,765,828 | 5,609,580 | 6,259,577 | 9,160,325 |
| Less, value of Stock Awards and Option Awards reported in SCT[iii] | 1,351,927 | 3,057,950 | 2,479,584 | 1,902,553 | 10,181,443 |
| Plus, year-end fair value of outstanding and unvested equity awards granted in the year[iv] | 1,867,990 | 3,127,635 | 2,666,378 | 1,616,112 | 13,273,785 |
| Plus, fair value as of vesting date of equity awards granted and vested in the year[v] | — | — | — | — | — |
| Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years[iv] | (1,478,651) | (681,776) | 3,238,765 | 712,113 | 2,789,294 |
| Plus (less) change in fair value from the prior year-end through the vesting date of equity awards granted in prior years that vested in the year[iv] | (124,758) | (774,685) | 416,784 | 619,857 | — |
| Less, prior year-end fair value for any equity awards forfeited in the year[iv] | — | — | — | (56,550) | — |
| **CAP to Non-CEO NEOs[a][b][c]** | **3,099,815** | **5,379,052** | **9,451,924** | **7,248,556** | **15,041,961** |

(i) In 2020, the summary compensation table average is impacted by new hire bonuses and new hire awards.

(ii) In 2021, 2022, and 2023, no non-CEO NEOs received a cash bonus other than their PBP payout reflected in Non-Equity Incentive Compensation. In 2024, Mr. Navio received the third and final installment of a cash bonus in connection with his elevation to Business Unit President, U.S. Zone in January 2022.

(iii) Deductions include the total grant date fair value of awards as reported in the *Summary Compensation Table* for each applicable year.

(iv) Additions include the aggregate sum of: increase by fair value of awards granted during the applicable fiscal year that remain unvested as of the applicable fiscal year end, determined at the applicable fiscal year end; increase or decrease by change in fair value of outstanding unvested prior fiscal year awards that remain unvested at the applicable fiscal year end as compared to the fair value as of the prior fiscal year end; increase or decrease by the change in fair value of prior fiscal year awards that vested during the applicable fiscal year as of the vesting date as compared to the fair value as of the prior fiscal year end; deduction of fair value of the prior fiscal year awards as of the prior fiscal year end that were forfeited during the applicable fiscal year; increase by the amount of dividends paid on unvested awards during the applicable fiscal year prior to the vesting date; increase by incremental fair value of Options modified during the applicable fiscal year.

(v) In 2020, 2021, 2022, 2023 and 2024 we did not grant any awards that vested in the same year they were granted.

(a) For the valuation of stock options, we used the Hull-White I lattice model, under which vested options are expected to be exercised once the stock-to-strike ratio has been achieved, based on a settlement assumption that was derived from the grant-date valuation of the options. All other assumptions were estimated using the same methodology as used to determine the grant date fair value of the options, as disclosed in our 2024 Annual Report.

(b) The estimated fair values of the Company's unvested relative TSR PSU awards were valued using a Monte Carlo simulation as of each relevant measurement date for fiscal years 2021 to 2024.

(c) The Non-dividend Protected PSU fair value was estimated by discounting the fair value of the PSUs based on the dividend yield. Dividend yield was estimated using the quarterly dividend divided by the three-month average stock price, annualized and continuously compounded. The grant date fair value of PSUs is amortized to expense on a straight-line basis over the requisite service period for each separately vesting portion of the awards. We adjust the expense based on the likelihood of future achievement of performance metrics.

(5) Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year.

(6) Represents the S&P Consumer Staples Food and Soft Drink Products, which we consider to be our peer group under Regulation S-K Item 201(e), as presented in our 2024 Annual Report. Based on an initial fixed investment of $100 on December 26, 2020, the last day of our 2020 fiscal year. TSR is weighted according to each peer company's stock market capitalization at the beginning of each period for which a return is indicated.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's financial statements for the applicable year.

(8) Our Company selected measure changed from PBP EBITDA to Adjusted Operating Income. This adjustment was made due to the change in our financial multiplier from one metric to three. PBP EBITDA is no longer a financial metric included in our incentive plans for 2024, therefore we selected Adjusted Operating Income which translates to our highest weighted PBP financial measure, PBP Adjusted Operating Income. Our 2024 financial metrics are defined above under —*Compensation Discussion and Analysis —2024 Executive Compensation Program—Annual Cash-Based Performance Bonus Plan (PBP)—Financial Measure*.

# LIST OF FINANCIAL PERFORMANCE MEASURES

The following represent the most important metrics we used to determine CAP for 2024, as further detailed in the *Compensation Discussion and Analysis* in this Proxy Statement:

- Adjusted Operating Income
- PBP Adjusted Operating Income
- PBP Organic Net Sales
- PBP Free Cash Flow conversion
- PBP Adjusted Gross Profit Margin
- Market share

# CUMULATIVE TSR

## PEER GROUP

The TSR peer group includes S&P Consumer Staples Good and Soft Drink Products companies, as also disclosed in our 2024 Annual Report. Companies included in the S&P Consumer Staples Food and Soft Drink Products index change periodically and are presented on the basis of the index as it is comprised on December 28, 2024. The peer group used for this pay versus performance disclosure differ from the peer groups we use for compensation and the TSR performance measure in our PSU awards. For additional information on our compensation and performance peer groups, see above under —*Compensation Discussion and Analysis—Compensation Structure and Goals—Year-Round Executive Compensation-Setting Process—Role of Peer Groups*.

## TSR COMPARISON



We consider the S&P Consumer Staples Food and Soft Drink Products our peer group under Regulation S-K Item 201(e), as presented in our 2024 Annual Report.

# COMPENSATION ACTUALLY PAID

## CAP VERSUS COMPANY CUMULATIVE TSR



CAP to our CEO and other NEOs is aligned with the Company's TSR. This is due primarily to the Company's compensation philosophy of meritocracy and the significance of equity-based compensation in our compensation program, which aligns equity to the Company's financial performance.

## CAP VERSUS NET INCOME



Net income and the CEO and other NEOs' CAP has fluctuated each year. This is due primarily to the fact that we do not use net income to determine compensation levels or incentive plan payouts.

## CAP VERSUS FIVE-YEAR CUMULATIVE ADJUSTED OPERATING INCOME



The CEO and NEOs' CAP has fluctuated each year versus Adjusted Operating Income results primarily due to our philosophy of meritocracy and the fact that Adjusted Operating Income represents one of the metrics we use to determine incentive plan payouts.



# Audit MATTERS



## PROPOSAL 3

### RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Ratify the selection of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending on December 27, 2025.

 **THE BOARD AND AUDIT COMMITTEE RECOMMEND A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS KRAFT HEINZ'S INDEPENDENT AUDITORS FOR 2025.**

The Audit Committee and the Board are requesting, as a matter of good corporate governance, that stockholders ratify the selection of PwC as our independent auditors for our fiscal year ended December 27, 2025. PwC has served as our independent auditors since 2015 and served as independent auditors to Heinz and its predecessors prior to the Kraft Heinz Merger since 1979.

Following its review, the Audit Committee and the Board believe that the continued retention of PwC to serve as the Company's independent auditors is in the best interests of Kraft Heinz and its stockholders for the following reasons:

| Experience and Effectiveness | Strong Independence Controls |
| --- | --- |
| **Valuable Expertise and Experience.** PwC's experience with the Company has given PwC valuable knowledge of our business and operations, accounting policies and practices, and internal control over financial reporting that has enhanced the audit quality. | **Robust Pre-Approval Policies and Limits on Non-Audit Services.** The Audit Committee must pre-approve all audit and non-audit services performed by PwC, including the types of services to be provided and the estimated fees relating to those services. |
| **Audit Effectiveness and Fee Efficiency.** PwC's knowledge of our business and control framework enables it to design effective audit plans that cover key risk areas while capturing cost efficiencies in audit scope and internal control testing. | **Thorough Audit Committee Oversight.** The Audit Committee believes that its oversight, which includes ongoing engagement with PwC and a comprehensive annual review process, mitigates any concerns with PwC's tenure. |
| **Maintaining Continuity Avoids Disruption.** Bringing on a new auditor, without reasonable cause, would require extensive education and a significant period of time for the new auditor to reach a comparable level of knowledge and familiarity with our business and control framework. | **PwC's Strong Internal Independence Procedures and Regulatory Framework.** PwC conducts periodic internal quality reviews of its audit work and rotates lead partners at least every five years. PwC is also subject to PCAOB inspections, peer reviews, and PCAOB and SEC oversight. |

The Audit Committee has the sole authority to appoint our independent auditors, and the Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our stockholders do not ratify the selection, the Audit Committee may investigate the reasons for our stockholders' rejection and consider whether to retain PwC or appoint another independent auditor. Furthermore, even if the selection is ratified, the Audit Committee may appoint a different independent auditor if, in its discretion, it determines that such a change would be in our and our stockholders' best interests.

We expect that representatives of PwC will be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders. For additional information about our independent auditors, including our pre-approval policies and PwC's aggregate fees for 2024 and 2023, see *Selection of Independent Auditors*, *Independent Auditors' Fees and Services*, and *Pre-Approval Policy* below.

# SELECTION OF INDEPENDENT AUDITORS

The Audit Committee is responsible for the appointment, compensation, oversight, retention, and termination of our independent auditors. Pursuant to its charter, the Audit Committee has authority to approve all audit engagement fees to be paid to the independent auditors. The Audit Committee selected PwC, a registered public accounting firm, as our independent auditors for 2025.

# INDEPENDENT AUDITORS' FEES AND SERVICES

Aggregate fees for professional services rendered by our independent auditors, PwC, for fiscal years 2024 and 2023 are set forth in the table below. All fees include out-of-pocket expenses.

| | Fiscal Year Ended | |
| --- | --- | --- |
| | **December 28, 2024** | **December 30, 2023** |
| **PwC Fees** | ($ thousands) | |
| Audit fees[1] | 13,406 | 11,619 |
| Audit-related fees[2] | 236 | 117 |
| Tax fees[3] | 2,399 | 2,745 |
| All other fees[4] | 303 | 2 |
| **TOTAL** | **16,344** | **14,483** |

(1) **Audit fees** include (a) the audit of our consolidated financial statements, including statutory audits of the financial statements of certain of our affiliates, (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements), and (c) the reimbursement of legal fees related to litigation subpoenas.

(2) **Audit-related fees** include professional services in connection with accounting consultations and procedures related to various other audit and special reports.

(3) **Tax fees** include professional services in connection with tax compliance and advice.

(4) **All other fees** consist principally of cost benchmarking consulting, software license fees related to research and reporting tools, and services to support regulatory requirements.

# PRE-APPROVAL POLICY

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other permissible non-audit services. The pre-approval authority details the particular service or category of service that the independent auditors will perform. The Audit Committee's policy also requires management to report at Audit Committee meetings throughout the year on the actual fees charged by the independent auditors for each category of service. The Audit Committee reviews this policy annually.

During the year, circumstances may arise when it may be necessary to engage the independent auditors for additional services not contemplated in the original pre-approval authority. In those instances, the Audit Committee approves the services before we engage the independent auditors. If pre-approval is needed before a scheduled Audit Committee meeting, the Audit Committee delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the Committee's next regular meeting.

During our 2024 fiscal year, the Audit Committee pre-approved all audit and non-audit services provided by the independent auditors.

# AUDIT COMMITTEE REPORT FOR THE FISCAL YEAR ENDED DECEMBER 28, 2024

To our Stockholders:

Management has primary responsibility for Kraft Heinz's financial statements and the reporting process, including the systems of internal control over financial reporting. The role of the Audit Committee of the Kraft Heinz Board of Directors is to oversee Kraft Heinz's accounting and financial reporting processes and audits of its financial statements. In addition, we assist the Board in its oversight of:

- The integrity of Kraft Heinz's financial statements and Kraft Heinz's accounting and financial reporting processes and systems of internal control over financial reporting and safeguarding the Company's assets;
- Kraft Heinz's compliance with applicable legal and regulatory requirements;
- Kraft Heinz's independent auditors' qualifications, independence, and performance;
- The performance of Kraft Heinz's internal auditors and the internal audit function;
- Kraft Heinz's financial matters and financial strategy; and
- Kraft Heinz's guidelines and policies with respect to risk assessment and risk management.

Our duties include overseeing Kraft Heinz's management, the internal audit department, and the independent auditors in their performance of the following functions, for which they are responsible.

## MANAGEMENT

- Preparing Kraft Heinz's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP");
- Establishing and assessing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of Kraft Heinz's internal control over financial reporting.

## INTERNAL AUDIT DEPARTMENT

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

## INDEPENDENT AUDITORS

- Auditing Kraft Heinz's financial statements;
- Issuing an opinion about whether the financial statements conform with GAAP; and
- Auditing the effectiveness of Kraft Heinz's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditors, and the independent auditors, among other things, to:

- Discuss the quality of Kraft Heinz's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;
- Review significant audit findings prepared by each of the independent auditors and internal audit department, together with management's responses; and
- Review the overall scope and plans for the current audits by the internal audit department and the independent auditors.

Prior to Kraft Heinz's filing of its Annual Report on Form 10-K for the year ended December 28, 2024 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management;

- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Discussed with the independent auditors their evaluation of the accounting principles, practices, and judgments applied by management;

- Discussed all other items the independent auditors are required to communicate to the Audit Committee in accordance with applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence;

- Received from the independent auditors the written disclosures and the letter required by the PCAOB describing any relationships with Kraft Heinz that may bear on the independent auditors' independence; and

- Discussed with the independent auditors their independence from Kraft Heinz, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent auditors from performing specified services that could impair their independence and (ii) Kraft Heinz's and the Audit Committee's policies.

Based upon the reports and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Kraft Heinz's Annual Report on Form 10-K for the year ended December 28, 2024, which was filed with the SEC on February 13, 2025.

### AUDIT COMMITTEE











**John C. Pope**
**Chair**

**Humberto P. Alfonso**

**John T. Cahill**

**Lori Dickerson Fouché**

**Debby Soo**



## Stockholder PROPOSALS




**PROPOSAL 4**

# STOCKHOLDER PROPOSAL — REPORT ON RECYCLABILITY CLAIMS

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Company issue a report by December 2025 providing the factual basis for legitimacy of all recyclable claims made on plastic packaging.

**THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 4.**

Janet Dell from The Last Beach Cleanup, 24551 Del Prado, #4201, Dana Point, CA 92629, the beneficial owner of at least $2,000 of Kraft Heinz's common stock, is the proponent of the following stockholder proposal and has advised that she intends to present this proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

## STOCKHOLDER PROPOSAL

**WHEREAS:** Plastic waste and pollution are increasingly important environmental, social, and public policy issues.

The United States Securities and Exchange Commission, California State Attorney General, public and private lawsuits, and media investigations are challenging the legitimacy of product companies' recyclable labels and mass balance circular content claims related to plastic packaging. In a lawsuit against ExxonMobil filed September 2024, the California State Attorney General alleged that the ISCC certification scheme is a false and misleading marketing scheme. Kraft Heinz is currently employing several types of recyclable labels on plastic packaging that are being legally challenged: "Store Dropoff," "Check Locally," and "Remove Label for Recycling." Other major brands have stopped using such labels on their products. Kraft Heinz has promoted ISCC mass balance certificates to give the appearance of circularity for its plastic packaging.

Store Dropoff: In September 2023, Bloomberg used trackers to prove that Nature Valley Granola Bars are not being recycled through "store drop off" but are being landfilled, incinerated, or exported. In May 2023, an ABC News Investigation garnered significant national negative media attention on the failure of store drop off schemes to recycle plastic bags and argued consumers were misled. The CA Recycling Commission's 2021 letter stating California's existing laws should be enforced and the "recyclable" word and symbol should be removed from plastic bags and films was cited.

Check Locally: 2022 detailed assessments of plastic recycling by Greenpeace established that most plastic packaging, including packaging employed by Kraft Heinz, has very low acceptance rates for recycling (0 to 6% of U.S. population). It is deceptive to consumers and harmful to recycling systems to label such unwanted plastics as recyclable. Check Locally labels are banned by California's Truth in Labeling Law.

We believe Kraft Heinz should be truthful with consumers and not incorrectly label products that contribute to plastic contamination in curbside recycling systems and could incur potential legal liability due to deceptive advertising.

**BE IT RESOLVED:** In the best interest of the company, shareholders request the board of directors issue a report by December 2025 including the factual basis for legitimacy of all recyclability and recycled content claims made on plastic packaging. The report should be prepared at reasonable cost, omitting confidential information.

**SUPPORTING STATEMENT:** Proponents recommend the report be led by independent legal and technical experts who have no financial conflicts caused by working for the plastics or plastics recycling industry and include an assessment of the reputational, financial, and operational risks associated with continuing to make deceptive claims on recycled content of plastic products.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

**Stockholder
Proposals**

Other
Information

Appendix A.
Non-GAAP



# KRAFT HEINZ'S STATEMENT IN OPPOSITION

The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

At Kraft Heinz, a critical part of our food packaging development process is finding recyclable, compostable, and reusable options for consumers. We're also committed to providing consumers with clear information to help increase recycling rates as much as possible. We are also evaluating and will remove label statements that are not supported by or may be problematic under state laws governing recycling information on product labels.

While we encourage recycling among consumers, we also recognize and strive to continuously maintain pace with the complex and rapidly evolving recycling landscape. We believe our current efforts are designed to meet the objectives of the proposal and have a significant impact on improving and reducing our packaging, while reducing risk for the Company and for the environment.

We have stringent internal measures in place, designed to help provide that our on-pack claims are not misleading to consumers. Our on-pack recycling labels are reviewed by our Recyclable, Reusable, and Compostable Committee, which is made up of internal experts from research & development (R&D), legal, and labeling. This cross-functional committee works to substantiate packaging claims or statements across various dimensions of recyclability, including relevant laws, collections/access rates, sortation capabilities, end market value, and consumer communication. The committee references the Federal Trade Commission's Green Guides and reviews packages against industry protocols, like the Association of Plastic Recyclers APR Design® Guide to validate technical performance.

We also carefully monitor updates in legislation, including California's environmental marketing claims law, and take steps designed to comply with all other laws that are applicable to our business. We aim to continue to innovate and advance the recyclability landscape at large while aligning with applicable regulatory requirements. In 2023, we became a founding member of the Circular Action Alliance (CAA), a 501(c)(3) nonprofit Producer Responsibility Organization (PRO) dedicated to improving recycling by implementing extended producer responsibility laws. CAA has been selected as the responsible PRO in California and Colorado and is expected to play a critical role in advancing the recycling landscape.

# OUR AMBITIOUS SUSTAINABLE PACKAGING STRATEGY

Our comprehensive approach to packaging seeks to meet extensive packaging regulations, cut waste, conserve natural resources, ensure food safety and quality, and satisfy consumers of our beloved brands. Our team of experts collaborates with suppliers and external packaging specialists to design better packaging that incorporates more recycled and recyclable materials into each design. We partner with a variety of leading organizations and coalitions to explore technical, end-of-life, and infrastructure solutions. We have also partnered with environmental consultancy group Lorax EPI to better understand how much of our packaging is recyclable, reusable, and compostable.

Most of our packaging is made from recyclable materials, including paper, glass, rigid plastic, and metal. However, a portion of our packaging consists of multi-material plastics, such as film and flexible materials. These formats are essential in food packaging, as they protect our products throughout their shelf life, maintain quality, prevent food waste, and meet our customer and consumer expectations.

While these materials offer significant functionality, we recognize that the recycling infrastructure in many countries where we sell our products is not yet advanced enough to efficiently collect, recycle and convert these materials into viable end products at scale. We are actively working to address these challenges by collaborating with stakeholders and exploring innovative solutions to improve the recyclability of these materials and support the development of more advanced recycling systems globally.

We are strengthening our recyclability efforts by continually transforming our portfolio through a reduction in total packaging and the introduction of more sustainable packaging. In 2023, we announced a goal to reduce the use of virgin plastic in our global portfolio by 20% by 2030, equating to over 100 million pounds. This target involves using less plastic in our packaging, incorporating more recycled content, and exploring alternatives to plastic, thus directly addressing many of the primary concerns related to flexible plastic packaging. For example, we have already made significant progress towards this goal with the transition of Kraft Real Mayo, NotMayo, and Miracle Whip to 100% recycled content bottles and jars in the U.S. in 2024. This transition is expected to eliminate approximately 14 million pounds of virgin plastic and reduce greenhouse gas emissions of these bottles and jars by 36% to 43%, depending on the size of packaging.

While we are proud of the progress we have made, we also realize we have significant work remaining to convert the rest of our portfolio to be recyclable, reusable, or compostable. We are continuing to evaluate our sustainable packaging strategy, next-generation packaging goals, and design principles for innovations to align with our company strategy and net zero ambitions, and we are investing in external consortiums and initiatives to drive recycling and composting materials and infrastructure.

## WE ARE COLLABORATING TO HELP CREATE A MORE CIRCULAR ECONOMY

We play a leadership role within various industry packaging associations aimed at improving key aspects of sustainable packaging and the circular economy around the globe, including:

- Association of Plastic Recyclers (APR) – APR is an international non-profit organization focused exclusively on improving recycling for plastics. Kraft Heinz technical experts sit on the Film Technical Committee and PET Technical Committee.
- Sustainable Packaging Coalition – The Sustainable Packaging Coalition convenes all sides of the packaging value chain around the education, collaboration, and action needed to advance a circular packaging economy. Kraft Heinz is an active member across multiple collaboratives.
- The Recycling Partnership – The Recycling Partnership has a mission to build a better recycling system, one that delivers the economic and environmental benefits our communities and the hundreds of thousands of people who work throughout the recycling industry deserve. Kraft Heinz is a member and sits on the Film & Flexibles Recycling Coalition Steering Committee.
- U.S. Plastics Pact – The U.S. Plastics Pact brings together businesses, nonprofits, trade organizations, government agencies, and research institutions working to ensure plastics never become waste. Kraft Heinz is a U.S. Pact Activator, member of the Advisory Council, and participant in multiple working groups.

A more extensive list of our packaging industry partnerships is listed in our 2024 ESG Report.

## WE ARE INVESTING IN CONSUMER EDUCATION

We believe in investing in education to help provide consumers with the information they need to do their part in creating a more sustainable world. We have been a member of the How2Recycle label program since 2017, using its standardized on-pack recycling guide to inform consumers on packaging recycling. We believe How2Recycle's labeling program presents one of the best available recycling standards, as it is based on nationally harmonized data and provides consistent and transparent on-package disposal instructions for consumers in the U.S. and Canada. Additionally, we continue to explore alternative solutions to address this dynamic space.

Given our current practices and our ongoing efforts to improve and reduce plastic packaging, the Board believes the Company is addressing the concerns raised in the proposal and the requested report would not provide stockholders with any more meaningful information, particularly considering the cost of such report, and would divert time and resources from our current efforts.

Company
Overview

Voting
Roadmap

Stockholder
Engagement

Our
Board

Governance

Director
Compensation

Beneficial
Ownership

Executive
Compensation

Audit
Matters

**Stockholder
Proposals**

Other
Information

Appendix A.
Non-GAAP



# STOCKHOLDER PROPOSAL — REPORT ON PLASTIC PACKAGING

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Company issue a report describing how the Company could address flexible plastic packaging in alignment with the findings of the Pew Charitable Trusts' study, *Breaking the Plastic Wave*, or other authoritative sources, to reduce its contribution to plastic pollution.

 **THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 5.**

As You Sow, on behalf of Helen de Freitas Irrev FBO Roger de Freitas, 2020 Milvia St., Suite 500, Berkeley, CA 94704, the beneficial owner of at least $2,000 of Kraft Heinz's common stock, and a co-filer, have submitted and intend to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponents in accordance with SEC rules.

## STOCKHOLDER PROPOSAL

**WHEREAS**: Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.[1]

The growing plastic pollution crisis poses increasing risks to The Kraft Heinz Company (KHC). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of packaging they produce.[2] Governments around the world are increasingly enacting such policies, including five new state laws that impose fees on corporations for single-use plastic (SUP) packaging.[3] The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.[4] A French law requires 10% of packaging to be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.[5] Additionally, consumer demand for sustainable packaging is increasing.[6]

Pew Charitable Trusts' groundbreaking study, *Breaking the Plastic Wave* ("Pew Report"), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.[7] The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible packaging, often used for chips, sweets, and condiments among other uses, and virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of plastic flexible packaging can be avoided globally.[8]

KHC acknowledges that flexible packaging makes up the majority of the 13% of its packaging that is unrecyclable but has not committed to action to meet its goal for 100% recyclable packaging by 2025.[9] In the absence of immediate action to eliminate flexibles by robustly engaging in research and development of reusable packaging, KHC is on track to fail to meet its 100% recyclable packaging goal.

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.[10] Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

**BE IT RESOLVED**: Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Kraft Heinz could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

**SUPPORTING STATEMENT:** The report should, at Board discretion:

- Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;

- Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and

- Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

_____

[1]  https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

[2]  https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

[3]  https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

[4]  https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

[5]  https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

[6]  https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

[7]  https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

[8]  https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

[9]  https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2023-ESG-Report.pdf, p.52

[10]  https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

# KRAFT HEINZ'S STATEMENT IN OPPOSITION



The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

## COMPREHENSIVE APPROACH TO SUSTAINABLE PACKAGING

At Kraft Heinz, we are deeply committed to environmental stewardship, including efforts to reduce our operational footprint and have a positive impact on the environment. We acknowledge the environmental concerns associated with flexible plastic packaging and are actively engaged in initiatives to mitigate these impacts.

Our comprehensive approach includes:

- Setting reduction goals: In 2023, we announced a goal to reduce the use of virgin plastic in our global portfolio by 20% by 2030, over 100 million pounds. This goal involves using less plastic in our packaging, incorporating more recycled content, and exploring alternatives to plastic, thus directly addressing concerns related to flexible plastic packaging. As described in more detail below, we have already made significant progress towards this goal with the transition of Kraft Real Mayo, NotMayo, and Miracle Whip to 100% recycled content of our bottles and jars in the U.S. in 2024. This transition is expected to eliminate approximately 14 million pounds of virgin plastic and reduce greenhouse gas emissions of these bottles and jars by 36% to 43%, depending on the size of packaging.

- Research and development: We invest in the development of recyclable, compostable, and reusable packing solutions. Our ongoing efforts include designing packaging that aligns with industry guidelines, such as those from Association of Plastic Recyclers (APR) and Circular Economy for Flexible Packaging (CEFLEX). As of the end of 2023, 87% of our global packaging portfolio was recyclable, reusable, or compostable.

Further to our packaging priorities, we are investing in the recycling infrastructure needed for films and flexible packaging. While most of our packaging is made from recyclable materials, including paper, glass, rigid plastic, and metal, a portion of our packaging consists of multi-material plastics, such as film and flexible materials. These formats are essential in food packaging, as they protect our products throughout their shelf life, maintain quality, prevent food waste, and meet our customer and consumer expectations.

While these materials offer significant functionality, we recognize that the recycling infrastructure in many countries where we sell our products is not yet advanced enough to efficiently collect, recycle and convert these materials into viable end products at scale. We are actively working to address these challenges by collaborating with stakeholders and exploring innovative solutions to improve the recyclability of these materials and support the development of more advanced recycling systems.

## DESIGNING FOR FUTURE RECYCLABILITY

Our strategy for driving improvement in this space focuses on two key pillars: Design and Infrastructure. We are confident that for materials to be recycled at scale, they must be purposefully designed to integrate with the infrastructure that collects, sorts, and converts them into new raw materials.

As part of our commitment to sustainability, we are designing our packaging to meet or exceed existing and future industry standards. For instance, we are working to make our film and flexible portfolio 'Designed for the Future of Recycling' (DFR), aligning with global guidelines such as APR and CEFLEX. We have adopted five of the Consumer Goods Forum's Golden Design Rules, including Design Rule #6, which focuses especially on flexible plastic packaging. To promote accountability, we began separately reporting in 2024 on our flexible plastic packaging that is designed for the future of recycling in full alignment with the key design rule.

In addition, we are heavily investing in and partnering with a broad range of organizations to enhance and develop the critical recycling and composting infrastructure necessary for DFR.

# ADVANCEMENT IN RECYCLABLE AND COMPOSTABLE PACKAGING

Further, we are actively exploring alternative materials to plastic in support of our goal to reduce the use of virgin plastic across our portfolio by 20% by 2030 (announced in 2023). We are taking three key actions to drive this ambition: (1) reducing the use of virgin plastic in our packaging, (2) increasing the use of recycled content, and (3) exploring alternatives to plastic.

This builds on our work with U.S., Canada, and U.K. Plastic Pacts to increase recycled content in our packaging as we aim to replace 15% of our U.S. PET rigid plastic packing portfolio with post-consumer recycled content by the end of 2025.

Below are examples of our recent initiatives:

- Shake N' Bake: We removed the plastic 'shaker' bag from the signature packaging to eliminate 900,000 pounds of plastic waste annually.
- Crystal Light: We transitioned our multi-serve Crystal Light packaging from plastic containers to paperboard. The new paperboard packaging is widely recyclable and is anticipated to reduce plastic use by approximately 3 million pounds each year.
- Heinz Beans and Soup: The plastic overwrap on multipack has been converted from film to carton resulting in 500 pounds of plastic saved annually.
- Kraft Real Mayo, NotMayo, and Miracle Whip: As detailed above, we launched Kraft Real Mayo, NotMayo, Miracle Whip in the U.S. with 100% recycled content in our bottles and jars in select sizes, expecting to eliminate 14 million pounds of virgin plastic and reduce carbon emissions.
- Heinz Sauces: The entire Heinz sauce portfolio packaging in the European Union has included 30% rPET, eliminating 11 million pounds of virgin plastic on an annual basis. Additionally, we have removed disruptive additives and components from the bottle and cap to increase the quality of recycled content available for food packaging.

We continue to explore ways to reduce single use plastic by implementing reusable systems, while maintaining the convenience of our products, such as our Heinz Ketchup and sauce dispensing systems.

While we have less control over the recycling infrastructure in the communities where we sell our products, we realize its importance and that it is an industry wide challenge that we must all do our part to address. We have been an active member of The Recycling Partnership's (TRP) Film and Flexibles Recycling Coalition since 2020, where we play a key role on the steering committee. This coalition provides grant funding to communities across North America to enhance the collection, sorting, and end-market development for film and flexible packaging. Additionally, Kraft Heinz is a supporting partner of the Composting Consortium, an industry collaboration led by the Center for the Circular Economy at Closed Loop Partners (CLP), laying the groundwork for a more robust, resilient composting system that can keep organics and compostable packaging in circulation.

In addition to investments through groups like TRP and CLP, we have been proponents of well-designed Extended Producer Responsibility (EPR) programs that provide funding to build the infrastructure needed to recycle a variety of materials after use.

## COLLABORATIVE EFFORTS TO ENHANCE RECYCLING

In 2023, we became a founding member of the CAA, a 501(c)(3) nonprofit Producer Responsibility Organization (PRO) approved to implement EPR laws for paper and packaging in California and Colorado.

We view our ongoing effort as a natural continuation of the work we have been doing in this space. Our local teams are working diligently to enable us to meet and refine recyclability and recycled content goals in line with the regulatory requirements.

Finally, as endorsers of the Business Coalition for a Global Plastic Treaty, Kraft Heinz strongly supports the development and implementation of a treaty to address the plastic pollution crisis in a globally coordinated manner. We see the treaty as a critical policy mechanism to accelerate progress in three key areas: reducing plastic production and use through a circular economy approach, increasing the circulation of necessary plastics, and preventing and remediating the leakage of hard-to-abate micro- and macro-plastic leakage into the environment.

Given our current efforts, our Board believes that the adoption of the stockholder proposal would divert management's time and Kraft Heinz resources without providing meaningful benefit to the Company or our stockholder.

 



# STOCKHOLDER PROPOSAL — ADOPT POLICY ON INDEPENDENT BOARD CHAIR

A stockholder proposal, if properly presented at the Annual Meeting, requesting the Board to adopt a policy, and amend the Company's By-Laws as necessary, to require the Board Chair position be held by an independent director.

 **THE BOARD RECOMMENDS A VOTE AGAINST PROPOSAL 6.**

The Accountability Board, Inc., 401 Edgewater Place, #600, Wakefield, MA 01880, the beneficial owner of at least $15,000 of Kraft Heinz stock, has submitted and intends to present the following proposal for consideration at the Annual Meeting. We are not responsible for the accuracy or content of the proposal or supporting statement, which are presented as received from the proponent in accordance with SEC rules.

## STOCKHOLDER PROPOSAL

Dear fellow shareholders,

We believe well-defined and stable Board leadership is fundamental to strong governance. Thus, it's highly concerning that Kraft Heinz's (KHC) practices and policies with respect to Board leadership—especially director independence—keep shifting.

**Here's the background:**

The "Key Corporate Governance Practices" sections of KHC's 2016 through 2020 proxy statements touted that "we have adopted a number of corporate governance practices to promote and enhance the Board's independent leadership, accountability, and oversight" including that "we have an independent Chairman" and that "no member of our management serves on the Board."

But in the 2021 proxy statement, the provision about management not serving on the Board disappeared, and the company's CEO, Miguel Patricio, became a director that year.

At least, however, KHC still had an independent Chair. In fact, a new "Corporate Governance Strengths" section in the 2021 proxy statement listed that as a "strength."

But in the 2022 proxy statement, that too was gone, with Mr. Patricio set to become both CEO and Board Chair following the annual meeting. And the next year, its 2023 proxy statement emphasized that, "We _have_ a combined Chair and Chief Executive Officer" as a key practice. [Emphasis added.]

That didn't last long either though: in a quick reversal, KHC's 2024 proxy statement touted its "refreshed" Board, noting "the Board decided to separate the CEO and Chair."

**Although the Board can't seem to make up its mind, we believe KHC was right all those years it said having an independent Chair enhances "independent leadership, accountability, and oversight" and is a "governance strength." And after all its recent flip-flopping, we think a policy to _require_ one should be adopted.**

KHC is clear that it only believes the CEO and Chair should be separate "at this time." And while the Board may favor the ability to change its mind (without adequate explanation) year after year, we believe the best corporate governance structure results from stability and a firewall of independence between the Board and management.

**Plus, with the roles currently separated, now may be a particularly opportune time to adopt a policy.**

This would bring greater stability to the Board leadership structure and ensure oversight of the company continues being led by someone free from the insurmountable conflict of overseeing oneself.

As Institutional Shareholder Services (ISS) says: "The chair of the board should ideally be an independent director, to help provide appropriate counterbalance to executive management."

**RESOLVED**: Shareholders ask the Board to adopt a policy, and amend the bylaws as necessary, to require the Board Chair position be held by an independent director. The policy may provide that (i) if a Chair ceases to be independent, the Board shall replace the Chair with a new, independent, Chair; (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair; and (iii) that the policy shall apply prospectively so as not to violate any legal obligation existing at its adoption.

Thank you.

# KRAFT HEINZ'S STATEMENT IN OPPOSITION



The Board recommends that stockholders vote **AGAINST** this proposal for the reasons explained below.

## THE BOARD'S ROLE IN EVALUATING GOVERNANCE AND STRUCTURE

Our Board has a fiduciary duty to act in the best interests of the Company and its stockholders. This includes determining the Board leadership structure that best serves those interests. The Board has not adopted a formal policy regarding the need to separate or combine the roles of Chair of the Board and CEO. The Board believes that its decision on leadership structure should be based on the composition of the Board and the needs and opportunities of Kraft Heinz over time. Imposing a rigid, one-size-fits-all approach to Board leadership would hamper the Board's ability to effectively promote the Company's and stockholder's interests and long-term goals. Additionally, this proposal seeks to permanently have an independent director as the Chair, limiting the Board's flexibility to decide who is the best suited director to serve as Chair. The Board believes this approach is unnecessarily restrictive and would not serve the Company's and stockholders' interests over time.

Under our Corporate Governance Guidelines, the Board conducts an annual evaluation of its structure, considering the best interests of the Company and its stockholders. This evaluation includes factors such as the Company's current circumstances, the tenure and skill sets of individual directors, and other relevant factors. At least annually, the Board appoints a Chair, Vice Chair, Board Committee members, and Committee Chairs. In the event that the Chair is not an independent director, or if the Board otherwise deems it beneficial to help ensure robust independent leadership of the Board, the Board selects an independent Lead Director with substantive duties and responsibilities. For example, as discussed above under Governance—Board Structure and Operations—Board Leadership Structure, in 2022, following the retirement of our then Chair, the Board combined the roles of Chair and CEO and appointed Mr. Patricio to the role, effective May 2022. Then, in 2023, in connection with the transition of our CEO from Mr. Patricio to Mr. Abrams-Rivera, the Board separated the roles of Chair and CEO, with Mr. Patricio continuing as non-executive Chair. Each of these changes in our Board leadership structure followed a thorough review by the Board, after considering a range of factors, and removing this flexibility would restrict the Board's ability to adapt to circumstances and select a leadership structure that it believes to be in the best interests of the Company and its stockholders at the time. Furthermore, we believe this is in line with market practice, as the 2024 Spencer Stuart Board Index provides that only 39% of S&P 500 companies have a chair who meets the independence rules of the applicable stock exchange.[1] Additionally, according to a 2023 survey published by The Conference Board, 76% of S&P companies provide that the board of directors has the flexibility to determine its leadership structure on a case-by-case basis and do not require the chair to be an independent director.[2]

## OUR STRONG LEAD INDEPENDENT DIRECTOR PROVIDES AN EFFECTIVE BALANCE AND CONTRIBUTES TO ROBUST GOVERNANCE

Our independent directors have elected John C. Pope as the current Lead Director of the Board. In appointing Mr. Pope as Lead Director, the independent directors took into consideration Mr. Pope's experience and knowledge, integrity, and time commitment to the Board. Mr. Pope has served as a Kraft Heinz director since July 2015 and served as a director of our predecessor companies from 2001 to 2015. With Kraft Heinz, Mr. Pope has served on the Audit, Compensation, and Governance Committees. During his tenure, he has developed an expansive knowledge of Kraft Heinz through significant strategic advances, transformational, operational and organizational changes, and an evolving external environment.

The independent Lead Director's duties and responsibilities are formalized in our Corporate Governance Guidelines and promote strong management oversight and accountability. The duties and responsibilities of the Lead Director include:

- Presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors;.

- Having the authority to call meetings of (i) the independent directors and (ii) directors unaffiliated with Berkshire Hathaway Inc.;

- Reviewing and approving Board agendas, meeting schedules, and other information sent to the Board;

- Serving as a Board representative for consultation and communication with our stockholders, as appropriate;

- Participating in CEO succession planning;

- Monitoring and evaluating, along with the Compensation Committee and the other independent directors, the performance of the CEO; and

- Performing such other duties as the Board or independent directors may from time-to-time request.

## OUR CORPORATE GOVERNANCE PRACTICES ARE CONSISTENT WITH BEST PRACTICES AND PROMOTE EFFECTIVE OVERSIGHT

Our corporate governance practices reinforce the Board's alignment with, and accountability to, stockholders and promote effective Board oversight of management. In addition to the independent oversight and leadership provided by our Lead Director, our Board and the Company maintain strong corporate governance practices, including:

- At each regularly scheduled Board meeting, our directors meet without our CEO or any other members of management present to discuss issues important to Kraft Heinz, including any matters regarding management.

- The Governance Committee develops and oversees an annual evaluation process for the Board and all Committees of the Board.

- Our stockholders vote to elect all directors annually and our By-Laws provide that in uncontested elections director nominees must be elected by a majority of the votes cast.

- We have three standing Board Committees, which consist solely of, and are chaired by, independent directors.

- Our stockholders have access to strong stockholder rights, including the right to call a special meeting of stockholders and the right to take stockholder action by written consent.

- We reach out to our largest stockholders for engagement in the fall, in advance of our annual review of governance best practices, and in the spring, in advance of our Annual Meeting. In addition, we engage with investors and other stakeholders on an ongoing basis regarding various matters, including ESG.

In summary, our Board should retain the flexibility to select the leadership structure that is best suited to meet the needs of the Company and its stockholders at any given time. Adopting a rigid policy as requested by this proposal would impair the Board's ability to structure its leadership in the manner it believes most effectively serves Company and stockholders' interests. The proposal is unnecessary due to our strong governance practices, including our robust and independent Lead Director role.

_____

[1] 2024 U.S. Spencer Stuart Board Index (2024) p. 41, available at https://www.spencerstuart.com/research-and-insight/us-board-index

[2] Board Leadership and Structure: Spotlight on Flexibility and Transparency (Nov. 21, 2023) p. 4, available at https://www.conference-board.org/publications/board-leadership-and-structure-spotlight-on-flexibility-and-transparency



# Other INFORMATION

## INFORMATION REGARDING THE ANNUAL MEETING

### 1 WHEN AND WHERE IS THE ANNUAL MEETING?

| WHEN | WHERE | ONLINE ACCESS |
|---|---|---|
| Thursday, May 8, 2025<br>11:00 a.m. Eastern Time | Live via webcast at<br>**www.virtualshareholdermeeting.com/KHC2025** | Online access will open<br>15 minutes prior to the start of the<br>Annual Meeting |

### 2 WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

The Board established March 10, 2025 as the record date for the Annual Meeting (the "Record Date"). Stockholders holding shares of our common stock at the close of business on the Record Date are entitled to:

• receive Notice

• attend the Annual Meeting

• vote on all matters that properly come before the Annual Meeting

As of the close of business on the Record Date, there were 1,193,398,368 shares of our common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

### 3 WHAT ARE THE PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING, AND HOW DOES THE BOARD RECOMMEND I VOTE?

| | Proposal | Board Recommendation | More Information |
|---|---|---|---|
| **1** | Election of Directors | ✅ **FOR** all nominees | Page 19 |
| **2** | Advisory Vote to Approve Executive Compensation | ✅ **FOR** | Page 49 |
| **3** | Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2025 | ✅ **FOR** | Page 90 |
| **4** | Stockholder Proposal – Report on Recyclability Claims | ❌ **AGAINST** | Page 94 |
| **5** | Stockholder Proposal – Report on Plastic Packaging | ❌ **AGAINST** | Page 97 |
| **6** | Stockholder Proposal – Adopt a Policy on Independent Board Chair | ❌ **AGAINST** | Page 102 |

## 4  HOW DO I VOTE MY SHARES?

**Your vote is important.** Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote as soon as possible using one of the following methods. Make sure to have your Notice, proxy card, or voting instruction form available and follow the instructions. For additional information on the difference between registered holders and beneficial holders, see Question 6.

| | **Internet** | **Telephone** | **Mail** | **During the Virtual Meeting** |
|---|---|---|---|---|
| | 11:59 p.m. Eastern Time on May 7, 2025 | 11:59 p.m. Eastern Time on May 7, 2025 | | Before the polls close at the Annual Meeting on Thursday, May 8, 2025 |
| **Registered Holders** | www.proxyvote.com | Within the United States and Canada, 1-800-690-6903 (toll-free) | Return a properly executed proxy card received before the polls close at the Annual Meeting on Thursday, May 8, 2025 | Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2025 as provided in Question 17, and follow the instructions provided during the Annual Meeting |
| **Beneficial Holders** (holders in street name)* | www.proxyvote.com | Within the United States and Canada, 1-800-454-8683 (toll-free) | Return a properly executed voting instruction form by mail, depending upon the method(s) your broker, bank, or other nominee makes available | Attend the Annual Meeting at www.virtualshareholdermeeting.com/KHC2025 as provided in Question 17, and follow the instructions provided during the Annual Meeting |

\* The availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

# FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

## 5  WHY AM I RECEIVING THESE PROXY MATERIALS?

You have received the proxy materials because, as of the Record Date, you directly held, and had the right to vote, shares of Kraft Heinz common stock. In connection with our Board's solicitation of proxies to be voted at the Annual Meeting, we are providing stockholders entitled to vote at the Annual Meeting with this Proxy Statement, our 2024 Annual Report, and a voting ballot (in the form of a proxy card, voting instruction form, or a unique control number that allows you to vote via the Internet or by phone). We refer to these materials collectively as the "proxy materials." The proxy materials provide important information about Kraft Heinz and describe the voting procedures and the matters to be voted on at the Annual Meeting.

| IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 8, 2025 | The Proxy Statement and 2024 Annual Report are available at **ir.kraftheinzcompany.com/financials/annual-reports** |
|---|---|

**6  WHAT IS THE DIFFERENCE BETWEEN REGISTERED HOLDERS AND BENEFICIAL HOLDERS?**

To attend, vote electronically, and submit questions during the meeting, visit the website referenced above and enter the control number included on your Notice, proxy card, or the instructions that accompany your proxy materials. To locate your control number:

# VOTING INFORMATION

| | |
|---|---|
| **Registered holder** | the control number included on your Notice or proxy card |
| **Beneficial holder whose Notice or voting instruction form indicates that you may vote those shares at www.proxyvote.com** | the control number included on your Notice or instruction form |
| **Other beneficial holder** | contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy |

| | **How You Hold Your Shares** | **How You Receive the Proxy Materials** | **How Your Vote Works** |
|---|---|---|---|
| **Registered Holders** | Shares held directly with our transfer agent, Equiniti Trust Company, LLC. | From Broadridge Financial Solutions, Inc. | Instructs the proxies how to vote your shares. |
| **Beneficial Holders** (holders in street name) | Shares held indirectly through an account with an institutional or nominee holder of our stock such as a broker or bank who is the record holder of the stock. | From your broker, bank, or other nominee. | Instructs your nominee how to vote your shares, and that nominee in turn instructs the proxies how to vote your shares. If you hold your shares in an employee benefit plan, see Question 7. |

**7  I AM A CURRENT OR FORMER KRAFT OR KRAFT HEINZ EMPLOYEE AND HAVE INVESTMENTS IN CERTAIN RETIREMENT PLAN ACCOUNTS RELATED TO KRAFT OR KRAFT HEINZ. CAN I VOTE? IF SO, HOW DO I VOTE?**

If you are a current or former Kraft or Kraft Heinz employee and have investments in the Kraft Heinz Stock Fund(s) of the Kraft Heinz Savings/Kraft Heinz Union Savings Plans and/or the Kraft Heinz Canada ULC Retirement Savings Plan or you are a participant in the Philip Morris International Deferred Profit-Sharing Plan or the Molson Coors LLC Employees' Retirement & Savings Plan, you are entitled to vote. Your vote directs the plan(s) trustee(s) how to vote the shares allocated to your account(s). Your proxy card, or control number for voting electronically, includes all shares allocated to these account(s).

In order to direct the trustee(s) how to vote the shares held in your account(s), **you must vote these plan shares (whether by Internet, telephone, or mailed proxy card) by 11:59 p.m. Eastern Time on May 5, 2025**. If your voting instructions or proxy card are not received by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which voting instructions have been timely received, unless contrary to the Employee Retirement Income Security Act of 1974 (ERISA). Please follow the instructions for registered holders described in Question 4 to cast your vote. Note, however, that although you may listen to the Annual Meeting via the live webcast, you may not vote any shares you hold in these retirement plan account(s) during the Annual Meeting.

**8  HOW IS KRAFT HEINZ DISTRIBUTING PROXY MATERIALS?**

We are furnishing proxy materials to our stockholders primarily via "Notice and Access" delivery. On or about March 28, 2025, we mailed to our stockholders (other than those who previously requested email or paper delivery) a Notice containing instructions on how to access the proxy materials via the Internet.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote via a secure website. **If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail on a one-time or ongoing basis, free of charge, you may follow the instructions in the Notice for making this request.** On or about March 28, 2025, we also emailed and mailed printed copies of our proxy materials to those of our stockholders who previously requested email and paper delivery, respectively.

## HELP SUPPORT OUR SUSTAINABILITY EFFORTS — CHOOSE ELECTRONIC DELIVERY

We encourage our stockholders to elect to receive future proxy statements, annual reports, and other materials online to help support our sustainability efforts. Electronic delivery limits paper waste and reduces our overall impact on the environment.

### Registered Holders

By Internet — **www.proxyvote.com**
By Phone — **1-800-579-1639**
By Email — **sendmaterial@proxyvote.com**
Send a blank email with your control number in the subject line

### Beneficial Holders

Contact your bank, broker, or other nominee

## 9  WHAT IS THE QUORUM REQUIREMENT?

A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote as of the Record Date is represented at the Annual Meeting, either in person or by proxy. Shares of common stock represented in person or by proxy, including abstentions and broker non-votes, will be counted as present for purposes of establishing a quorum. As of the close of business on the Record Date, there were 1,193,398,368 shares of our common stock outstanding and entitled to vote.

## 10  WHAT VOTE IS NEEDED TO APPROVE EACH OF THE PROPOSALS?

| Proposal | | Vote Requirement* | Abstentions | Broker Non-Votes+ |
|---|---|---|---|---|
| 1 | Election of Directors | Majority♦ | No effect | No effect |
| 2 | Advisory Vote to Approve Executive Compensation | Majority | No effect | No effect |
| 3 | Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditors for 2025 | Majority | No effect | None |
| 4 | Stockholder Proposal – Report on Recyclability Claims | Majority | No effect | No effect |
| 5 | Stockholder Proposal – Report on Plastic Packaging | Majority | No effect | No effect |
| 6 | Stockholder Proposal – Adopt a Policy on Independent Board Chair | Majority | No effect | No effect |

\*  Of votes cast by stockholders entitled to vote thereon who are present in person or represented by proxy at the Annual Meeting.

+  **Broker Non-Votes.** As described in Question 6, if you are a beneficial holder (hold your shares in street name), your vote instructs your broker, bank, or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank, or other nominee, your nominee will have discretion to vote your shares on routine matters; however, your shares will not be voted on the other (non-routine) matters on the Annual Meeting agenda, resulting in "broker non-votes" with respect to those other (non-routine) matters. Proposal 3. Ratification of the Selection of PricewaterhouseCoopers LLP as our Independent Auditors for 2025 is expected to be the only item on the agenda for the Annual Meeting that is considered routine. These shares will be counted for purposes of establishing a quorum at the Annual Meeting. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

♦  **Director Elections.** Our By-Laws provide that, to be elected at this Annual Meeting, a director nominee must receive more votes FOR than votes AGAINST. Abstentions and broker non-votes are not considered as votes FOR or votes AGAINST the nominees and will have no effect on the election of directors.

In an uncontested election, our Corporate Governance Guidelines provide if an incumbent director nominated for re-election receives a greater number of votes AGAINST election than votes FOR election, the director must tender their resignation offer to the Governance Committee for its consideration. The Governance Committee then recommends to the Board whether to accept the resignation offer. The director will continue to serve until the Board decides whether to accept the resignation offer but will not participate in the Governance Committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results.

In contested elections, the voting standard is a plurality of votes cast.

If any director nominee becomes unable or unwilling to serve as a director between the date of this Proxy Statement and the Annual Meeting, which we do not anticipate, the Board may designate a new nominee, and the persons named as proxy holders may vote for the substitute nominee. Alternatively, the Board may reduce the size of the Board.

## 11 MAY I CHANGE OR REVOKE MY VOTE?

| | | |
|---|---|---|
| **Registered Holders** | Any subsequent vote you cast will replace your earlier vote. This applies whether you vote by Internet, telephone, mailing a proxy card, or voting electronically during the Annual Meeting. | Alternatively, you may revoke your proxy by submitting a written revocation to:<br><br> The Kraft Heinz Company<br>Attention: Corporate Secretary<br>200 East Randolph Street<br>Suite 7600<br>Chicago, Illinois 60601 |
| **Beneficial Holders** (holders in street name) | You must contact your broker, bank, or other nominee for specific instructions on how to change or revoke your vote. | |

## 12 WHO BEARS THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

This solicitation is made by the Board on behalf of Kraft Heinz. Kraft Heinz bears the cost of soliciting your vote. Our directors, officers, or employees may solicit proxies or votes in person, by telephone, or by electronic communication. They will not receive any additional compensation for these solicitation activities. We have hired Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Sodali & Co a fee of $17,500, plus reasonable expenses, for these services. We may also enlist the help of banks, brokers, and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial holders) and reimburse those firms for related out-of-pocket expenses.

## 13 WHAT IS "HOUSEHOLDING"?

Unless you advised otherwise, if you are a beneficial holder and other residents at your mailing address share the same last name and also own shares of Kraft Heinz common stock in an account at the same broker, bank, or other nominee, your nominee delivered a single Notice or set of proxy materials to your address. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Stockholders who participate in householding continue to receive separate voting instruction cards and control numbers for voting electronically.

If you wish to receive a separate copy of the Notice or proxy materials, now or in the future, you should submit a request as follows and the materials will be delivered promptly:

| | | |
|---|---|---|
| ✉ | Broadridge Financial Solutions, Inc.<br>Householding Department<br>51 Mercedes Way<br>Edgewood, New York 11717 | 📱 1-866-540-7095 |

Beneficial holders sharing an address who are receiving multiple copies of the proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank, or other nominee to make this request.

## 14 ARE MY VOTES CONFIDENTIAL?

Yes. Your votes will not be disclosed to our directors, officers, or employees, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against us;
- in the case of a contested proxy solicitation;
- if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or
- as necessary to allow the inspector of election to certify the results.

## 15 WHO COUNTS THE VOTES?

Broadridge Financial Solutions, Inc. will receive and tabulate the proxies, and a representative of Broadridge Financial Solutions, Inc. will act as the inspector of election and certify the results.

## 16 HOW DO I FIND OUT THE VOTING RESULTS?

We will disclose the final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 14, 2025. It will be available on our website at **ir.kraftheinzcompany.com/financials/sec-filings** and on the SEC's website at **www.sec.gov**.

## 17 HOW CAN I ATTEND THE ANNUAL MEETING?



**To Attend the Annual Meeting**

- Visit the meeting login page at **www.virtualshareholdermeeting.com/KHC2025**.
- Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provide provided by your bank, broker, or other nominee as described below.

**Registered Holders**: Use the control number included on the Notice or proxy card.

**Beneficial Holders (hold your shares in street name)**:
- If your Notice or voting instruction form indicates that you may vote your shares at **www.proxyvote.com**, you will use the control number indicated on your Notice or instruction form.
- Otherwise, you should contact your bank, broker, or other nominee (ideally no less than five days before the Annual Meeting) to obtain a legal proxy.

If you have any questions about your control number or how to obtain one, please contact your bank, broker, or other nominee.
Online access will open 15 minutes prior to the start of the Annual Meeting.
You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.



**To Listen to the Annual Meeting** *(without a control number or legal proxy)*

- Visit **www.virtualshareholdermeeting.com/KHC2025** and register as a guest. You will not be able to vote or ask questions during the Annual Meeting.



**For Help with Difficulties Accessing the Annual Meeting**

- Call 1-844-986-0822 (United States) or 1-303-562-9302 (International) for assistance. The technical support phone lines will be available beginning approximately 15 minutes before the Annual Meeting.

## 18 HOW CAN I SUBMIT QUESTIONS?



**During the Annual Meeting**

- Visit **www.virtualshareholdermeeting.com/KHC2025**.
- Enter the control number included on your Notice, proxy card, or voting instruction form, or otherwise provided by your bank, broker, or other nominee (as described in Question 17).
- Type your question into the "Ask a Question" field and click "Submit."

Only stockholders with a valid control number will be allowed to ask questions. We will try to answer as many stockholder questions as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to Annual Meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

# STOCKHOLDER PROPOSALS

We presently anticipate that the 2026 Annual Meeting of Stockholders will be held on or about May 14, 2026.

| Stockholder Proposals | Description | Deadline<br>*Date and time by which Kraft Heinz must receive written notice of the nomination or proposal* | Additional Requirements |
|---|---|---|---|
| **To include a proposal in our 2026 Proxy Statement** | Under SEC Rule 14a-8, a stockholder may submit a proposal for possible inclusion in the proxy statement for our 2026 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below | By the close of business on November 28, 2025 | The information required by Rule 14a-8 |
| **To nominate a candidate for election as a director or submit a proposal for consideration at our 2026 Annual Meeting of Stockholders** | Under our By-Laws, a stockholder may nominate a candidate for election as a director or propose business for consideration at our 2026 Annual Meeting of Stockholders by delivering written notice to Kraft Heinz at the address below | Between the close of business on December 9, 2025 and the close of business on January 8, 2026<br>We generally must receive written notice no later than 120 days, and no earlier than 150 days, before the first anniversary of the preceding year's annual meeting. If we change the date of an annual meeting by more than 30 days before or more than 60 days after the date of the previous year's annual meeting, then we must receive this written notice no later than 120 days, and no earlier than 150 days, before the date of that annual meeting or, if the first public announcement of the date of an annual meeting is less than 120 days prior to the date of such annual meeting, then we must receive this written notice no later than the 10th day following the day on which public announcement of the date of such annual meeting is first made by us. | The information required by our By-Laws, Article II, Section 6(c) and Rule 14a-19 (for nominees to be included on our proxy card) |



| MAIL TO: |
|---|
| The Kraft Heinz Company<br>Attention: Corporate Secretary<br>200 East Randolph Street<br>Suite 7600<br>Chicago, Illinois 60601 |

Our By-Laws are available on our website as provided under *Governance—Other Governance Policies and Practices—Governance Documents—Corporate Governance Materials Available on Our Website*. You may also obtain a copy of our By-Laws from our Corporate Secretary by written request to the above address.

# OTHER MATTERS

We do not know of any matters, other than those described in this Proxy Statement, that may be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, your proxy gives authority to the persons designated as proxies to vote in accordance with their best judgment. The Chair of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.



# Appendix A: Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In addition, management uses certain non-GAAP financial measures to assist in comparing the Company's performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect the Company's underlying operations.

The non-GAAP financial measures provided in this Proxy Statement should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. The non-GAAP financial measures presented may differ from similarly titled non-GAAP financial measures presented by other companies, and other companies may not define these non-GAAP financial measures in the same way. These measures are not substitutes for their comparable GAAP financial measures.

The following information for Organic Net Sales, Adjusted Operating Income, Adjusted Net Income, Adjusted EPS, Free Cash Flow, Free Cash Flow Conversion, and Net Leverage is provided to reconcile these non-GAAP financial measures, which are disclosed in this Proxy Statement, to their most comparable GAAP measures. The Company believes:

• **Organic Net Sales**, **Adjusted Operating Income**, **Adjusted Net Income**, **and Adjusted EPS** provide important comparability of underlying operating results, allowing investors and management to assess the Company's operating performance on a consistent basis; and

• **Free Cash Flow**, **Free Cash Flow Conversion**, and **Net Leverage** provide measures of the Company's core operating performance, the cash-generating capabilities of the Company's business operations, and are factors used in determining the Company's borrowing capacity and the amount of cash available for debt repayments, dividends, acquisitions, share repurchases, and other corporate purposes.

Management believes that presenting the Company's non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating the Company's results. The Company believes that the presentation of these non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures, provides investors with additional understanding of the factors and trends affecting the Company's business than could be obtained absent these disclosures.

## ORGANIC NET SALES

Organic Net Sales is defined as net sales excluding, when they occur, the impact of currency, acquisitions and divestitures, and a 53rd week of shipments. The Company calculates the impact of currency on net sales by holding exchange rates constant at the previous year's exchange rate, with the exception of highly inflationary subsidiaries, for which the Company calculates the previous year's results using the current year's exchange rate.

*Reconciliation of Net Sales to Organic Net Sales for the Year Ended*
*(dollars in millions)*
*(Unaudited)*

|  | Net Sales | Currency | Acquisitions and Divestitures | Organic Net Sales |
|---|---|---|---|---|
| December 28, 2024 | $25,846 | $(115) | $12 | $25,949 |
| December 30, 2023 | $26,640 | $77 | $67 | $26,496 |
| Year-over-year change | (3.0%) |  |  | (2.1%) |

# ADJUSTED OPERATING INCOME

Adjusted Operating Income is defined as operating income/(loss) excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized gains/(losses) on commodity hedges (the unrealized gains and losses are recorded in general corporate expenses until realized; once realized, the gains and losses are recorded in the applicable segment's operating results), impairment losses, and certain non-ordinary course legal and regulatory matters.

Reconciliation of Operating Income/(Loss) to Adjusted Operating Income
(dollars in millions)
(Unaudited)

| | **For the Year Ended** | | | | |
| --- | --- | --- | --- | --- | --- |
| | December 28, 2024 | December 30, 2023 | December 31, 2022 | December 25, 2021 | December 26, 2020 |
| Operating income/(loss) | 1,683 | 4,572 | 3,634 | 3,460 | 2,128 |
| Restructuring activities | 27 | 60 | 74 | 84 | 15 |
| Deal costs | — | — | 9 | 11 | 8 |
| Unrealized losses/(gains) on commodity hedges | (19) | 1 | 63 | 17 | (6) |
| Impairment losses | 3,669 | 662 | 999 | 1,634 | 3,413 |
| Certain non-ordinary course legal and regulatory matters | — | 2 | 210 | 62 | — |
| Adjusted Operating Income | $5,360 | $5,297 | $4,989 | $5,268 | $5,558 |

# ADJUSTED EPS/ADJUSTED NET INCOME

Adjusted EPS and Adjusted Net Income/(Loss) are defined as gross profit, net income/(loss), and diluted earnings per share, respectively, excluding, when they occur, the impacts of restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, losses/(gains) on the sale of a business, other losses/(gains) related to acquisitions and divestitures (e.g., tax and hedging impacts), nonmonetary currency devaluation (e.g., remeasurement gains and losses), debt prepayment and extinguishment (benefit)/costs, and certain significant discrete income tax items, and including when they occur, adjustments to reflect preferred stock dividend payments on an accrual basis.

Reconciliation of GAAP Results to Non-GAAP Results

(dollars in millions)

(Unaudited)

**For the Year Ended**

December 28, 2024

| | Gross profit | Selling, general and administrative expenses | Operating income/ (loss) | Interest expense | Other expense/ (income) | Income/ (loss) before income taxes | Provision for/ (benefit from) income taxes | Net income/ (loss) | Net income/ (loss) attributable to noncontrolling interest | Net income/ (loss) attributable to common shareholders | Diluted EPS |
|---|---|---|---|---|---|---|---|---|---|---|---|
| GAAP Results | $ 8,968 | $ 7,285 | $ 1,683 | $912 | $ (85) | $ 856 | $(1,890) | $ 2,746 | $ 2 | $ 2,744 | $2.26 |
| Items Affecting Comparability | | | | | | | | | | | |
| Restructuring activities | 8 | (19) | 27 | — | 7 | 20 | 2 | 18 | — | 18 | 0.01 |
| Unrealized losses/(gains) on commodity hedges | (19) | — | (19) | — | — | (19) | (4) | (15) | — | (15) | (0.01) |
| Impairment losses | — | (3,669) | 3,669 | — | — | 3,669 | 533 | 3,136 | — | 3,136 | 2.58 |
| Losses/(gains) on sale of business | — | — | — | — | (81) | 81 | 21 | 60 | — | 60 | 0.05 |
| Nonmonetary currency devaluation | — | — | — | — | (16) | 16 | — | 16 | — | 16 | 0.01 |
| Certain significant discrete income tax items | — | — | — | — | — | — | 2,239 | (2,239) | — | (2,239) | (1.84) |
| Adjusted Non-GAAP Results | $ 8,957 | $ 5,360 | | | | | | $ 3,722 | | | $ 3.06 |

# FREE CASH FLOW/FREE CASH FLOW CONVERSION

Free Cash Flow is defined as net cash provided by/(used for) operating activities less capital expenditures. Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted Net Income/(Loss). The use of these non-GAAP measure does not imply or represent the residual cash flow for discretionary expenditures since the Company has certain non-discretionary obligations such as debt service that are not deducted from the measure.

*Reconciliation of Net Cash Provided By/(Used for) Operating Activities to Free Cash Flow for the Year Ended*
*(in millions)*
*(Unaudited)*

| | December 28, 2024 | December 30, 2023 |
|---|---|---|
| Net Cash Provided by/(used for) Operating Activities | $4,184 | $3,976 |
| Capital expenditures | (1,024) | (1,013) |
| Free Cash Flow | $3,160 | $2,963 |
| Adjusted Net Income/(Loss) | $3,722 | $3,676 |
| Free Cash Flow Conversion | 85% | 81% |

# NET LEVERAGE

Net Leverage is defined as debt less cash, cash equivalents and short-term investments divided by Adjusted EBITDA. Adjusted EBITDA is defined as net income/(loss) from continuing operations before interest expense, other expense/(income), provision for/(benefit from) income taxes, and depreciation and amortization (excluding restructuring activities); in addition to these adjustments, the Company excludes, when they occur, the impacts of divestiture-related license income, restructuring activities, deal costs, unrealized losses/(gains) on commodity hedges, impairment losses, certain non-ordinary course legal and regulatory matters, and equity award compensation expense (excluding restructuring activities).

*Reconciliation of Net Income/(Loss) to Adjusted EBITDA for the 12 Months Ended December 28, 2024*
*(in millions)*
*(Unaudited)*

| | | |
|---|---:|---:|
| Net income/(loss) | $ | 2,746 |
| Interest expense | | 912 |
| Other expense/(income) | | (85) |
| Provision for/(benefit from) income taxes | | (1,890) |
| Operating income/(loss) | | 1,683 |
| Depreciation and amortization (excluding restructuring activities) | | 948 |
| Divestiture-related license income | | (54) |
| Restructuring activities | | 27 |
| Unrealized losses/(gains) on commodity hedges | | (19) |
| Impairment losses | | 3,669 |
| Equity award compensation expense | | 109 |
| Adjusted EBITDA | $ | 6,363 |
| | | |
| Current portion of long-term debt | | 654 |
| Long-term debt | | 19,215 |
| Less: Cash and cash equivalents | | (1,334) |
| | $ | 18,535 |
| | | |
| Net Leverage | | 2.9 |



**KraftHeinz**

IR.KRAFTHEINZCOMPANY.COM